Form 20-F
period 2023-12-31
ZKH Group Ltd
filed 2024-04-19
CIK 1862044

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from to

Commission file number: 001-41885

ZKH Group Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road

Minhang District, Shanghai 201106

People’s Republic of China

+86 (21) 5080-9696

(Address of principal executive offices)

Chun Chiu Lai, Chief Financial Officer

Telephone: +86 (21) 5080-9696

Email: IR@zkh.com

7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road

Minhang District, Shanghai 201106

People’s Republic of China

+86 (21) 5080-9696

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (each representing thirty-five (35) Class A ordinary shares, par value US$0.0000001 per share)	ZKH	New York Stock Exchange

Class A ordinary shares, par value US$0.0000001 per share*		New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2023, there were 5,637,415,964 ordinary shares outstanding, par value of US$0.0000001 per share, being the sum of 1,161,080,000 Class B ordinary shares, par value of US$0.0000001 per share and 4,476,335,964 Class A ordinary shares, par value of US$0.0000001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ◻ Yes   ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ◻ Yes   ⌧ No

Note–Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ⌧ Yes   ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ⌧  Yes   ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ◻	Non-accelerated filer ⌧	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ◻

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ◻ Item 17   ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ◻ Yes   ◻ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents thirty-five (35) Class A ordinary shares;
●	“China” or “the PRC” are to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to the Class A ordinary shares of ZKH Group Limited, par value US$0.0000001 per share;
●	“Class B ordinary shares” are to the Class B ordinary shares of ZKH Group Limited, par value US$0.0000001 per share;
●	“GBB customers” are to customers that we serve on our GBB platform, which mainly include micro businesses such as trading companies, distributors, local hardware stores, and small businesses which are end users;
●	“GMV” are to the total transaction value of orders placed on our platform and shipped to customers, excluding taxes, net of the returned amount. We believe that GMV, as a key operating metric, provides a measure of the overall volume of transactions that took place on our platform in a given period;
●	“MRO” or “maintenance, repair and operations” are to materials used for maintenance, repair and operation purposes and that do not directly constitute final products;
●	“order” are to an order placed on our platform by our customer, regardless of whether any product in such order is ultimately sold or shipped or whether any product in such order is returned;
●	“our platform” are to our ZKH platform, our GBB platform, and a variety of digital tools and intelligent services that we provide. Our ZKH platform includes our ZKH official website at www.zkh.com, mobile app, Weixin Mini-Program and various interfaces. Our GBB platform includes our GBB official website at www.gongbangbang.com, mobile app, and Weixin Mini-Program;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“shares” or “ordinary shares” are to the Class A and Class B ordinary shares of ZKH Group Limited, par value US$0.0000001 per share;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
●	“ZKH” are to ZKH Group Limited, our Cayman Islands holding company; “ZKH Industrial Supply” are to ZKH Industrial Supply (Shanghai) Co., Ltd., the wholly foreign owned subsidiary of ZKH Group Limited in China; “we,” “us,” “our company,” and “our” are to ZKH Group Limited and its subsidiaries, including ZKH Industrial Supply and its subsidiaries; “our mainland China subsidiaries” are to ZKH Industrial Supply and its subsidiaries, including, but not limited to, Shanghai Gongbangbang Industrial Tech Co., Ltd., Shanghai Kunhe Supply Chain Management Co., Ltd. and Shenzhen Kuntong Smart Warehousing Technology Co., Ltd. Unless otherwise specified, in the context of describing our business and operations, we are referring to the business and operations conducted by our subsidiaries in mainland China; and
●	“ZKH customers” are to customers that we serve on our ZKH platform, which mainly include enterprise customers in a variety of industries.

Our reporting currency is Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

●	our mission, goals and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, expenses or expenditures;
●	the expected growth of the MRO procurement service industry in China and globally;
●	changes in customer or product mix;
●	our expectations regarding the prospects of our business model and the demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with customers, suppliers, and service providers on our platform;
●	competition in our industry;
●	government policies and regulations relating to our industry;
●	general economic and business conditions in China and globally;
●	the outcome of any current and future legal or administrative proceedings; and
●	assumptions underlying or related to any of the foregoing.

You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Risks Related to Doing Business in China

ZKH Group Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through our mainland China subsidiaries. Under this holding company structure, investors in the ADSs are purchasing equity interests in the Cayman Islands holding company and obtaining indirect ownership interests in the operating companies in mainland China. This holding company structure involves unique risks to investors and investors may never hold equity interests in our operating companies in mainland China. While we do not operate in an industry that is currently subject to foreign ownership limitations in mainland China, PRC regulatory authorities could decide to limit foreign ownership in our industry in the future, in which case there could be a risk that we would be unable to do business in mainland China as we are currently structured. In such event, despite our efforts to restructure to comply with the then applicable laws and regulations in mainland China in order to continue our operations in mainland China, we may experience material changes in our business and results of operations, our attempts may prove to be futile due to factors beyond our control, and the value of the ADSs you invest in may significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.” Unless otherwise indicated or the context otherwise requires, references in this annual report to “ZKH” are to ZKH Group Limited, our Cayman Islands holding company; “ZKH Industrial Supply” are to ZKH Industrial Supply (Shanghai) Co., Ltd., the wholly foreign owned subsidiary of ZKH Group Limited in mainland China; “we,” “us,” “our company,” and “our” are to ZKH Group Limited and its subsidiaries, including ZKH Industrial Supply and its subsidiaries; “our mainland China subsidiaries” are to ZKH Industrial Supply and its subsidiaries, including, but not limited to, Shanghai Gongbangbang Industrial Tech Co., Ltd., Shanghai Kunhe Supply Chain Management Co., Ltd. and Shenzhen Kuntong Smart Warehousing Technology Co., Ltd. Unless otherwise specified, in the context of describing our business and operations, we are referring to the business and operations conducted by our subsidiaries in mainland China.

We face various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in mainland China and the complex and evolving laws and regulations in mainland China. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, anti-monopoly regulatory actions, oversight on cybersecurity, data privacy and personal information. These risks could result in a material adverse change in our operations and the value of the ADSs of ZKH Group Limited, significantly limit or completely hinder ZKH Group Limited’s ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be of little or no value. For a detailed description of risks related to doing business in mainland China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report:

ZKH Group Limited
(Cayman Islands)
ZKH Holdings Limited
(British Virgin Islands)
ZKH Hong Kong Limited
(Hong Kong)
Offshore
Onshore
ZKH Industrial Supply
(Shanghai) Co., Ltd.
Shanghai Gongbangbang Industrial
Tech co., Ltd.
Shanghai Kunhe Supply Chain
Management Co., Ltd.
Shenzhen Kuntong Smart Warehousing
Technology Co., Ltd.
Equity Interest (100%)

We do not currently use, and have not used in the past, a variable interest entity structure.

ZKH Group Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through our mainland China subsidiaries. Under this holding company structure, investors in the ADSs are purchasing equity interests in the Cayman Islands holding company and are not purchasing equity securities of our operating subsidiaries in mainland China.

Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our mainland China subsidiaries. Our operations in mainland China are governed by laws and regulations in mainland China. As of the date of this annual report, certain leasehold interests in our leased properties have not been registered with the competent PRC government authorities as required by the laws and regulations in mainland China. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our use of some leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.” Except for such unregistered leasehold interests, as of the date of this annual report, our mainland China subsidiaries have obtained and have not been denied for the requisite licenses and permits from the PRC government authorities that are required for their business operations in mainland China, including, among other licenses, the Hazardous Chemical Operation License, the Value-Added Telecommunication License for online data processing and transaction processing businesses, the Medical Device Operation Permit, the Registration Certificate of Non-pharmaceutical Precursor Chemicals, the Transport Business Operations Permit and the Food Operation License. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If (i) we or our subsidiaries do not receive or maintain any permission or approval required of us or our subsidiaries, (ii) we or our subsidiaries inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change, and we or our subsidiaries become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest in mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected, and the value of our ADSs could significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business.”

Cash Flows through Our Organization

ZKH Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiaries. As a result, the ability of ZKH Group Limited to pay dividends depends upon dividends paid by its mainland China subsidiaries. If the existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to ZKH Group Limited. In addition, the wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to ZKH Group Limited only out of its retained earnings, if any, as determined in accordance with accounting standards in mainland China and regulations. Under laws and regulations in mainland China, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign owned subsidiaries in mainland China may allocate a portion of their after-tax profits based on accounting standards in mainland China to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. See also “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

We have established controls and procedures for cash flows within our organization. Our fund management team is the special task force that manages and supervises the transfers of funds among ZKH Industrial Supply and its subsidiaries under the guidance of Company Fund Management System, an internal policy adopted by ZKH Industrial Supply. Under this policy, ZKH Industrial Supply is allowed to establish bilateral cash pooling programs between itself, on one hand, and its subsidiaries or branches, on the other hand, to satisfy cash requirements in the form of entrusted loans. The fund management team closely monitors and manages the cash transfers through our organization by preparing monthly reports and annual budget plans. Each transfer of cash between ZKH Group Limited, our Cayman Islands holding company, and a subsidiary or branch is also subject to internal report and approval process by reference to such policy. In addition, cash transfers between ZKH Group Limited, our subsidiaries, or investors shall follow the applicable laws and regulations in mainland China.

As part of our corporate restructuring throughout 2021 to 2022, the investors exited from ZKH Industrial Supply by way of capital reduction and received refunds for their original investments. Each of these investors paid the same amount of refunds it received as consideration for its subscription of the shares of ZKH Group Limited. ZKH Group Limited transferred to ZKH Hong Kong Limited an aggregate of US$833 million consisting of the proceeds from the issuance of Series F Convertible Notes and the issuance of preferred shares of ZKH Group Limited in connection with our corporate restructuring, part of which was subsequently transferred by ZKH Hong Kong Limited to ZKH Industrial Supply and Shanghai Kunshucai Supply Chain Management Co., Ltd. for general corporate purposes and the remaining fund was held by ZKH Hong Kong Limited. ZKH Group Limited transferred US$0.2 million in April 2023 and US$1.5 million in July 2023 to ZKH Hong Kong Limited, and ZKH Hong Kong Limited transferred US$1.6 million to ZKH Group Limited in July 2023, as ordinary intra-group fund transfers. ZKH Group Limited transferred US$57.7 million in December 2023 and US$6.6 million in January 2024, the net proceeds from our initial public offering and the underwriters’ partial exercise of their option to purchase additional ADSs after deducting underwriting commissions, to ZKH Hong Kong Limited following our internal foreign currency management policy. For a detailed discussion of our corporate restructuring, please see “Item 4. Information on the Company—History and Development of the Company.” Other than the cash transfers described above, no cash or other assets were transferred between the Cayman Islands holding company and its subsidiaries, no subsidiaries paid dividends or made other distributions to their respective holding company, and no dividends or distributions were paid or made to U.S. investors as of the date of this annual report. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For more details regarding our intragroup cash flow, see also our consolidated financial statements included elsewhere in this annual report.

Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. For more information on related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” For the Cayman Islands, mainland China and United States federal income tax considerations in connection with an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation(1)
Hypothetical pre-tax earnings	100%
Tax on earnings at statutory rate of 25%(2)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in mainland China.
(2)	Certain of our subsidiaries qualifies for a 15% preferential income tax rate in mainland China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(3)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the immediate holding company of the foreign-invested enterprise is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

In addition, our mainland China subsidiaries generate their revenue primarily in Renminbi, and cash transfers from our mainland China subsidiaries to their parent companies outside of mainland China are subject to PRC government control of currency conversion. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to pay dividends to ZKH Group Limited. To the extent cash or assets in the business is in mainland China or a PRC entity, the funds and assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of ZKH or its subsidiaries by the PRC government to transfer cash or assets. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Government Authorities for Overseas Securities Offering

We have completed the cybersecurity review by the Cyberspace Administration of China for our initial public offering in the United States and listing of our ADSs on the New York Stock Exchange, or the NYSE. We have also completed the filings with the CSRC for our initial public offering, and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on November 3, 2023. As of the date of this annual report, we were not denied for or failed to complete any permissions, approvals or filings required from Chinese authorities to offer the securities being registered to foreign investors in our initial public offering. Therefore, we believe we have received all requisite permissions from and completed all filings with Chinese authorities in connection with our initial public offering explicitly required under current laws, regulations and rules in mainland China. However, given (i) the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by the government authorities, (ii) the PRC government has significant oversight and discretion over the conduct of our business, and (iii) the rapid evolvement of laws, regulations and rules in mainland China which may be preceded with short advance notice, we may be required to obtain additional licenses, permits, registrations or approvals or complete additional filings for our initial public offering.

On December 28, 2021, the Cyberspace Administration of China and certain other PRC governmental authorities jointly released the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to these measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review. These measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including, without limitation, risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments in relation to listing abroad.

As a network platform operator who possesses personal information of more than one million users for purposes of the Revised Cybersecurity Review Measures, we have completed a cybersecurity review with respect to our initial public offering pursuant to the Revised Cybersecurity Review Measures.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, which became effective on March 31, 2023, and five supporting guidelines on CSRC’s official website. Pursuant to these measures, PRC domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC within three working days following the submission of application for an initial public offering or listing. These filings shall include, among other documents, (i) a filing report, (ii) regulatory opinions, filing or approval documents issued by the competent authorities of the industry concerned (if applicable), (iii) opinions on the security assessment and review issued by the competent department of the State Council (if applicable), (iv) legal opinions and undertakings issued by PRC counsel, and (v) the listing documents. We have completed the required filings with the CSRC for our initial public offering in accordance with the requirements under these measures and the supporting guidelines. The CSRC has concluded the filing procedure and published the filing results on the CSRC website on November 3, 2023.

However, any future securities offerings and listings outside of mainland China by our company, including, but not limited to, follow on offerings, secondary listings and going-private transactions, will be subject to the filing requirements with the CSRC under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises and the supporting guidelines, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all. If we fail to obtain the necessary approval or complete the filings and other regulatory procedures in a timely manner, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our mainland China subsidiaries, delay of or restriction on the repatriation of the proceeds from our initial public offering into mainland China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

For detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure or perceived failure to comply with existing or future laws and regulations related to cybersecurity and data security could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure or perceived failure to comply with existing or future laws and regulations related to personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC laws and regulations, and if required, we cannot predict whether or for how long we will be able to obtain such approval.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board of the United States, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor who is headquartered in mainland China. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the mainland China or any other foreign jurisdiction. If authorities in the mainland China or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and an exchange may determine to delist our securities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under headings. With respect to the legal risks associated with being based in and having operations in mainland China as discussed in the risk factors under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China,” the laws, regulations and the discretion of PRC governmental authorities discussed in this annual report are expected to apply to PRC entities and businesses, rather than entities or businesses in Hong Kong, which operate under a different set of laws from mainland China. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

●	Our business, financial condition and results of operations may be materially and adversely affected if we are unable to attract and retain customers and maintain satisfactory customer experience.
●	The expansion into new product categories and services may expose us to new challenges and more risks.
●	Uncertainties relating to the growth and profitability of the evolving and dynamic MRO procurement service industry could adversely affect our business, prospects and results of operations. We cannot guarantee that our current or future strategies will be successfully implemented or will generate sustainable profit.

●	If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.
●	If we fail to introduce digital solutions or intelligent services in a manner that responds to the evolving needs of suppliers and customers, our business may be adversely affected.
●	If we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform, our business may be adversely affected.
●	We are exposed to fluctuations in the supply of, or demand for, MRO products inside and outside of China, along with the conditions underlying such fluctuations, which could adversely affect the trading volume and price of the MRO products on our platform.
●	Changes in our business and product mix could cause changes in our revenue or gross margin, or affect our competitive position.
●	Any quality issues of the products we or any third-party suppliers offered through our platform may materially and adversely affect our business and results of operations.
●	Failure or perceived failure to comply with existing or future laws and regulations related to cybersecurity and data security could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
●	Failure or perceived failure to comply with existing or future laws and regulations related to personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.

For more detailed information, see “—Risks Related to Our Business and Industry.”

Risks Related to Doing Business in China

●	Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.
●	The PRC government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed description of the underlying risks, see “—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC laws and regulations, and if required, we cannot predict whether or for how long we will be able to obtain such approval” on page 42 in this annual report.
●	The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. As such, the enforcement of laws in the PRC legal system and rules and regulations in mainland China can change quickly with little advance notice. For a detailed description of the underlying risks, see “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” on page 43 in this annual report.

●	We conduct our business primarily through our mainland China subsidiaries. Our operations in mainland China are governed by laws and regulations in mainland China. The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operations, and our Class A ordinary shares and ADSs may decline in value or become worthless. For a detailed description of the underlying risks, see “—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs” on page 44 in this annual report.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to transfer cash or make payments to us could have a material and adverse effect on our ability to conduct our business.
●	To the extent cash or assets in the business is in mainland China or a PRC entity, the funds and assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of ZKH or its subsidiaries by the PRC government to transfer cash or assets. For a detailed description of the underlying risks, see “—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 55 in this annual report.

For more detailed information, see “—Risks Related to Doing Business in China.”

Risks Related to Our ADSs

●	The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

For more detailed information, see “—Risks Related to Our ADSs.”

Risks Related to Our Business and Industry

Our business, financial condition and results of operations may be materially and adversely affected if we are unable to attract and retain customers and maintain satisfactory customer experience.

The success of our business depends on our ability to provide superior MRO procurement experience to expand our customer base, which in turn depends on a variety of factors. These factors include our ability to offer a wide array of high-quality MRO products with great value for money, optimize the product offering in response to the diverse and evolving demands of our customers, expand and maintain relationships with our customers, suppliers and service providers, offer timely and reliable fulfillment service, develop digital solutions and intelligent services and recommend suitable ones to our customers and suppliers, all of which will require us to incur substantial costs and expenses. If such costs and expenses fail to effectively translate into a larger customer base, we may not be able to achieve our business goals and our results of operations may be materially and adversely affected. Our efforts to grow our customer base may not lead to increased revenues in the immediate future. Even if they do, any increases in revenues may not offset the cost of revenues and the expenses incurred. If we are not successful in our efforts to retain existing customers, attract new customers, increase customer spending, and ensure the quality of services provided by third-party suppliers under our marketplace model, our revenues may decline and our results of operations may be materially and adversely affected.

Interruptions to or failures in the delivery services could prevent the timely or successful delivery of our products. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party delivery service providers, such as inclement weather, natural disasters or labor unrest. If products sold on our platform are not delivered in a timely or reliable manner, or are delivered in a damaged state which we failed to detect, customers may refuse to accept these products and have less confidence in our products and services, furthermore we may face claims raised by our customers that we should be held liable for any losses and damages arising therefrom. As a result, our reputation, business, financial condition, and results of operations might suffer significantly.

We depend on our fulfillment service managers to provide the last-mile delivery services and we depend on our customer service team to provide pre-sale, sale and after-sales services and handle customer requests to return or exchange. If our fulfillment service managers and customer service team fail to provide satisfactory services, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

As a result, if we are unable to continue to maintain the quality of our customer experience and customer service, we may not be able to retain existing customers or attract new customers, which could have a material adverse effect on our business, financial condition and results of operations.

The expansion into new product categories and services may expose us to new challenges and more risks.

As our customer base and product mix change over time, we must identify new products and services that respond to the evolving industry trends and customer needs, especially for our ZKH Selection product lines that include products under our own brand names. Our inability to introduce new products and services that meet customers’ evolving demands and preferences, and effectively integrate them into our existing product and service mix could have a negative impact on future sales growth and our competitive position. Specifically, our lack of familiarity with new products and lack of relevant customer insights relating to these products may make it more difficult for us to anticipate customer demands and preferences or to ensure the quality of products and services. We may misjudge customer demands, resulting in inventory buildup and possible inventory write-down. This may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more customer complaints about them and face costly product liability claims as a result of selling them, which would harm our brand and reputation as well as our financial performance. We may not have much bargaining power over suppliers in new categories of products and we may not be able to negotiate favorable terms with suppliers or ensure stable supplies of these new product categories. From time to time, we may need to price aggressively to gain market share or remain competitive in new categories. Furthermore, we may need to adjust our product mix from time to time in response to customers’ evolving procurement demands. It may be difficult for us to achieve profitability in new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.

Uncertainties relating to the growth and profitability of the evolving and dynamic MRO procurement service industry could adversely affect our business, prospects and results of operations. We cannot guarantee that our current or future strategies will be successfully implemented or will generate sustainable profit.

The online MRO procurement service industry is still in its early stage of development in China, which may not develop into the stage and scale we expect. We have a limited operating history of online MRO procurement services and limited experience in operating under our product sales and marketplace models. In addition, we have limited experience in providing digital solutions, intelligent services and warehousing, logistics and fulfillment services. As our business grows, or in response to fierce competition, we may continue to introduce new products and services, adjust our existing product and service offerings, or adjust our business operations in general to effectively withstand changes of purchase price of MRO products to maintain our growth and profitability, which may incur considerable costs with no obvious improvement in our operations or our financial results. For associated risks, see “—We may fail to compete effectively in the MRO procurement service industry.” We may also seek to expand our current customer base, which may result in additional costs and expenses. Furthermore, our ability to continuously attract funding sources on reasonable terms is critical to our business. Any significant change to our business model that does not achieve expected results may have a material and adverse impact on our financial condition and results of operations.

As the online MRO procurement services emerged in China only in recent years, the long-term viability and prospects of shifting the MRO procurement process from offline to online in China remain untested and subject to significant uncertainties. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

●	expand or optimize the product mix, sustain and improve the quality of MRO products and fulfillment solutions on our platform and provide a satisfying customer experience;
●	maintain and enhance our relationship and business collaboration with suppliers, distributors, and warehousing and logistics service providers;
●	attract new customers, retain existing customers and increase their spending on our platform;
●	expand our prospective customer base further to include customers from overseas markets;
●	develop and upgrade our SaaS-based offerings and intelligent services;
●	enhance our technology infrastructure to support the growth of our business and maintain the security of our system;
●	navigate the complex and evolving regulatory environment in mainland China, and geopolitical tensions in overseas markets;
●	withstand fluctuations in the supply and demand and prices of MRO products and related raw materials;
●	manage our strategic investments and alliances;
●	respond to macroeconomic conditions and fluctuations; and
●	defend ourselves against legal and regulatory actions, such as actions involving intellectual property.

If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our net revenues increased from RMB7,654.6 million in 2021 to RMB8,315.2 million in 2022, and further increased to RMB8,721.2 million (US$1,228.4 million) in 2023. However, our historical growth may not be indicative of our future growth. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we did in the past.

Our business and prospects may be materially and adversely affected if we fail to manage our growth and to execute our strategies to attract and retain a critical mass of customers on our platform. Our business has become increasingly complex as the scale and geographic coverage of our business, diversity of our products and services, and our workforce continues to grow. We may face new challenges as we expand our service and product offerings to ZKH customers and GBB customers.

We also anticipate further expansion in overseas markets. Such expansion will increase the complexity of our operations and place a significant strain on our management, operational and financial resources. We are also exposed to the political, social or economic instability in foreign markets or regions in which we operate, and such tensions may impact our successful expansion into the overseas market. See also “—We face various challenges and risks in connection with our expansion into overseas markets.”

Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage the expected growth of our operations and personnel, we will need to continue to improve our transaction processing, operational and financial systems, policies, procedures and internal controls, which could be particularly challenging if we start new business operations in new sectors or geographic areas. These efforts will require significant managerial, financial and human resources. The emergence of new disruptive business models and technologies could also impose risks on our future growth. We may fail to compete effectively with such new models or technology. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures, control measures, business models and technological developments successfully. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

If we fail to introduce digital solutions or intelligent services in a manner that responds to the evolving needs of suppliers and customers, our business may be adversely affected.

We may experience difficulties with software development that could delay or prevent the development, introduction or implementation of new solutions and enhancements. The development of intelligent services involves a significant amount of time for our research and development team, as it can take our developers months to update, code and test new and upgraded solutions and integrate them into our platform. We must also continually update, test and enhance our software. For example, our research and development team spent a significant amount of time and resources monitoring the performance of our websites, mobile apps, Weixin Mini-Program and technology infrastructure to respond quickly to potential problems and incorporating various enhancements, such as product matching technology, intelligent order, order picking and inventory management function, and other features, into our platform. The continual improvement and enhancement of our platform require significant investment and we may not have the resources to make such investment. Our improvement and enhancement may not result in our ability to recoup our investments in a timely manner, or at all. We may make significant investments in new solutions or enhancements that may not achieve expected returns. The improvement and enhancement of the functionality, performance, reliability, design, security and scalability of our platform is expensive and complex, and to the extent we are not able to perform it in a manner that responds to our customers’ evolving needs, our business, operating results and financial condition will be adversely affected.

If we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform, our business may be adversely affected.

The MRO procurement service market in China in which we operate is characterized by constant change and innovation and we expect it to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our customers and suppliers, design and maintain our platform and digital solutions that help them make MRO procurement transparently and efficiently. Our ability to attract new customers, retain existing customers and improve customer spending will depend in large part on our ability to continue to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform and to innovate and introduce new solutions. If we fail to anticipate customers’ rapidly changing needs and expectations or adapt to emerging trends, our market share and operating results and financial condition could suffer.

Furthermore, we expect that the number of suppliers and customers, including ZKH customers and GBB customers, on our platform to increase; as the number of our suppliers and customers with higher transaction volume increases, the need for us to offer increased functionality, scalability and support will increase accordingly, which requires us to devote additional resources to such efforts. We will need to expand our logistics and warehouse capabilities and maintain good business relationships with third-party service providers to meet the growing needs from customers and suppliers as well. To the extent we are not able to enhance our platform’s functionality in order to maintain its utility, enhance our platform’s scalability in order to maintain its performance and availability, or improve our support function in order to meet increased demands, our business, operating results and financial condition could be adversely affected.

We are exposed to fluctuations in the supply of, or demand for, MRO products inside and outside of China, along with the conditions underlying such fluctuations, which could adversely affect the trading volume and price of the MRO products on our platform.

The volume of supply and demand for MRO products varies from time to time resulting from changes in resource availability, government policies and regulations, costs of production, demand from customers, and technology development inside and outside China. In the event that the supply of MRO products decreases or the price of raw materials of MRO products increases so that our purchase price of MRO products increases, and that we are unable to pass on the entirety or a majority of such increase in costs to our customers, our financial performance may be adversely affected. If negative market and industry trends occur in the future, the sales price of MRO products on our platform could decrease, and our business and results of operations may be materially and adversely affected. If we further expand our business into overseas markets, we will be exposed to risks related to fluctuations in global production capacity and demand levels for MRO products, as well as global and regional economic conditions.

Changes in the conditions underlying the supply of, and demand for, MRO products may also result in fluctuations in prices of the MRO products which could adversely impact our results of operations and financial performance. For example, a decline in the global economy or the economic and financial conditions of any specific country, region or sector may cause decline in the supply of or demand for MRO products in the affected country, region or sector, thus negatively affecting our business, results of operations, and earnings. Other examples of conditions which might result in fluctuations in the supply of, or demand for, MRO products include but are not limited to (i) the insolvency of key suppliers, particularly those with whom we have long-term supply contracts, could result in supply chain difficulties and/or unmatched MRO products price exposure and/or a reduction in MRO products available for our platform; (ii) a significant reduction or increase in commodity prices could result in customers or suppliers, as the case may be, being unwilling or unable to honor their contractual commitments to purchase or sell MRO products on pre-agreed pricing terms; (iii) a decline in the value of inventories may result in write-downs; and (iv) a decline in customer needs due to macroeconomic restrictions imposed by national and local government or business shut-down due to natural disasters and pandemic.

Changes in our business and product mix could cause changes in our revenue or gross margin, or affect our competitive position.

Our results of operations are affected by the mix of business models that we operate. We currently operate a product sales model and a marketplace model. We derive a majority of our revenues from the sales price of the MRO products under our product sales model. We earn commission fees from suppliers who sell products to customers over our platform under our marketplace model. We currently observe significantly higher level of gross margin under our marketplace model than our product sales model. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plans. Our failure to innovate and adapt to these changes and developments would have a material adverse effect on our business, financial condition and results of operations. Even if we timely innovate and adopt changes in our strategies and plans, we may nevertheless fail to realize the anticipated benefits of these changes or even generate lower levels of revenue as a result.

In addition, changes in product mix result primarily from changes in customer demands, competition, and business acquisitions. Our product lines can be broadly divided into five categories: spare parts, chemicals, manufacturing parts, general consumables, and office supplies. Different products may have different gross margins. As we continue to broaden the mix of our MRO product offerings, we may see fluctuation or decrease in our gross margin in the foreseeable future. Whether and to what extent any adverse mix impact will result in a decline of our gross margin in any given period will depend on the extent to which they are, or are not, offset by positive impacts to gross margin during such period. Downward pressure on sales prices, changes in the volume or timing of our orders, and an inability to pass higher product costs on to customers could also cause our gross margin to fluctuate or decline, especially when the customers have alternative product or supplier in the market. We can experience downward pressure on sales prices as a result of deflation, pressure from customers to reduce costs, or increased competition.

Any quality issues of the products we or any third-party suppliers offered through our platform may materially and adversely affect our business and results of operations.

We believe that the market recognition and corporate reputation of our brands among suppliers and customers, including ZKH customers and GBB customers, have contributed significantly to the growth and success of our business. As we continue our growth in size, broaden the scope of our products and services, and expand into overseas markets, it will be increasingly difficult to control the quality of MRO products sold on our platform under both product sales and marketplace models, and to maintain the efficiency and quality of our services, failure of which may negatively impact our market recognition and corporate reputation. The failure to maintain and to further enhance our market recognition and corporate reputation may materially and adversely affect our business, financial condition and results of operations.

Many factors, some of which are beyond our control, may negatively impact corporate reputation if not properly managed. These factors include our ability to provide superior services to our customers, successfully conduct marketing and promotion activities, manage relationships with and among suppliers and warehousing and logistics service providers, control quality of the MRO products sold on our platform, monitor the quality of services provided by suppliers and warehousing and logistics service providers, deal with complaints timely, manage negative publicity of us as well as of suppliers and warehousing and logistics service providers on our platform, and maintain a positive perception of our company, our peers and the MRO procurement service industry in general. Any actual or perceived deterioration of our service quality, which is based on an array of factors including product quality, customer satisfaction, rate of complaints or rate of accidents, could subject us to damages such as loss of important customers. Any negative publicity directed against us, the MRO procurement service industry in general or our business partners could cause damages to our brand and reputation and lead to further changes to government policies and the regulatory environment. If we are unable to promote our market recognition and protect our brand and reputation, we may not be able to maintain and grow our customer base and closely cooperate with suppliers, and our business and growth prospects may be adversely affected.

Failure or perceived failure to comply with existing or future laws and regulations related to cybersecurity and data security could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of data and personal information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we operate have implemented and are considering a number of legislative and regulatory proposals concerning data protection.

In recent years, PRC regulatory authorities have enhanced data protection and cybersecurity regulatory requirements. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The PRC Cybersecurity Law, which became effective in June 2017, created mainland China’s first national-level cybersecurity supervision framework for “network operators.” It is subject to interpretations by the regulator. It requires, among other things, that network operators take security measures to protect the network from interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance cybersecurity and address any issues caused by security failures.

In addition, a number of regulations, guidelines and other measures have been and are expected to be adopted under the PRC Cybersecurity Law. Pursuant to the Revised Cybersecurity Review Measures, which was promulgated in December 2021 and became effective in February 2022, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including, without limitation, risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments in relation to a listing abroad. As a network platform operator who possesses personal information of more than one million users for purposes of the Revised Cybersecurity Review Measures, we have completed a cybersecurity review with respect to our initial public offering pursuant to the Cybersecurity Review Measures.

On August 17, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, transport, communications, water resources, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, the administration departments of each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by these administration departments, and we have not been informed as a critical information infrastructure operator by any governmental authorities. The exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law.

It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or shutdown of our online platform, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

While we take measures to comply with applicable cybersecurity and data security laws and regulations, there is no guarantee that these measures would be effective. The activities of third parties such as our customers and suppliers are beyond our control. If our business partners violate the PRC Cybersecurity Law and related laws and regulations, or fail to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuses the information, we may be subject to penalties. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may prevent us from using or providing certain network products and services, result in fines and other penalties such as suspension of our related business.

Failure or perceived failure to comply with existing or future laws and regulations related to personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.

The regulatory authorities in China continue to monitor websites and apps in relation to the protection of personal information and data, privacy and information security, and may impose additional requirements from time to time. There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with our current policies and practices or require changes to the features of our system. As a result, we cannot assure that our existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations. If we are unable to address any information protection concerns, any compromise of security that results in unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our borrowers and institutional partners to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

The PRC Personal Information Protection Law became effective in November 2021. The PRC Personal Information Protection Law sets forth detailed rules on processing personal information, clarifies the rights of the individuals and the obligations of the personal information processors, and further strengthens the liabilities for illegal process of personal information. In addition to other rules and principles of personal information processing, the PRC Personal Information Protection Law specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. Some information we collect, such as personal identity, location and mobile numbers, may be deemed to be sensitive personal information under the PRC Personal Information Protection Law. The PRC Personal Information Protection Law also strengthens the supervision of automatic decision-making to protect the rights of individuals to obtain fair transaction terms and the supervision of mobile applications. As uncertainties remain regarding the interpretation and implementation of the PRC Personal Information Protection Law, we cannot assure you that we will comply with the PRC Personal Information Protection Law in all respects, or that regulatory authorities will not order us to rectify or terminate our current practice of collecting and processing sensitive personal information. We may also become subject to fines and other penalties which may have material adverse effect on our business, operations and financial condition.

On November 14, 2021, the Cyberspace Administration of China published a discussion draft of Regulations on the Administration of Cyber Data Security for public comments, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. This draft also provides that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, this draft requires that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of Cyberspace Administration of China before January 31 each year. As of the date of this annual report, this draft has yet to be adopted or become effective. Uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

In addition, internet information in mainland China is regulated from a national security standpoint. According to the PRC National Security Law, institutions and mechanisms for national security review and administration will be established to conduct national security review on key technologies and IT products and services that affect or may affect national security. The PRC Data Security Law became effective in September 2021 and provides for a security review procedure for the data activities that may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. It is not clear under the PRC Data Security Law what constitutes “important data” or “state critical data.” If we are deemed to collect “important data” or “state critical data,” we may need to adopt internal reforms in order to comply with the PRC Data Security Law.

Pursuant to the Administrative Provisions on Security Vulnerabilities in Network Products jointly issued by the Ministry of Industry and Information Technology, the Cyberspace Administration of China and the Ministry of Public Security on July 12, 2021, all providers of network products and network operators within mainland China must take measures to verify, assess, and repair network vulnerabilities. Providers of network products and network operators need to inform the suppliers of upstream products or inputs immediately and report vulnerability information to the Ministry of Industry and Information Technology in a timely manner. Failure to perform these obligations may cause fines and other administrative penalties.

While we take measures to comply with applicable personal information laws and regulations, there is no guarantee that these measures would be effective. The activities of third parties such as our customers and suppliers are beyond our control. If our business partners violate related laws and regulations, or fail to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuses the information, we may be subject to penalties. Any failure or perceived failure to comply with all applicable laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may prevent us from using or providing certain network products and services, result in fines and other penalties such as suspension of our related business.

As we expand our business into overseas markets, we may be subject to laws and regulations of other countries regarding the collection, use, safeguarding, sharing, transfer and other processing of data and personal information. We strive to comply with local laws and regulations in overseas markets where we have operations. For example, the General Data Protection Regulation of the European Union imposes obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. The General Data Protection Regulation requires companies to submit personal data breach notifications to designated European privacy regulator in each country they have business operations, and includes significant penalties for non-compliance with the notification obligation as well as other requirements of the regulation. For another instance, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements, which, if adopted and implemented, could increase the cost and complexity of delivering our services.

In addition, wherever we operate, we could be subject to new laws or regulations or the interpretation and application of existing consumer and data protection laws or regulations. These new laws, regulations and interpretations are often uncertain and in flux and may be inconsistent with our practices. We cannot guarantee that we will be able to maintain compliance at all times, especially in light of the fact that laws and regulations on cybersecurity and data protection are evolving. Our launch of new products or services or other actions that we may take may also subject us to additional laws, regulations, or other government scrutiny. Complying with these new or additional laws, regulations and requirements could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

Failure to comply with existing or future laws and regulations related to algorithmic recommendation could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations or otherwise harm our business.

On December 31, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly published the Administrative Provisions on Algorithmic Recommendation of Network Information Services, which became effective on March 1, 2022. These administrative provisions are applicable to internet information service providers that leverage algorithmic recommendation technologies, such as those using algorithms for generation and synthesis, personalized push, sorting and selection, retrieval and filtering, and scheduling decision-making to provide information to users. These administrative provisions set out obligations on such providers to, among other things, protect the interests and rights of users, especially the interests and rights of minors, elders and workers.

As uncertainties remain regarding the interpretation and implementation of these provisions, we cannot assure you that we will be able to comply with these provisions in all respects, or that regulatory authorities will not order us to rectify or terminate our current practice of leveraging algorithmic recommendation technologies. We may also become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition.

We have incurred, and may continue to incur, net losses.

We have incurred losses in the past. Our net losses were RMB1,094.1 million in 2021, RMB731.1 million in 2022 and RMB304.9 million (US$42.9 million) in 2023. We cannot assure you that we will be able to generate net profits in the future. Our ability to achieve profitability will depend primarily on our ability to increase our gross margin, either by growing our revenues at a rate faster than our cost of revenues increase or by reducing our cost of revenues or operating expenses as a percentage of our net revenues. There can be no assurance that we will be able to improve gross margin or achieve profitability, and we may continue to experience losses in the future.

We had negative operating cash flow in the past. Our net cash used in operating activities was RMB1,382.8 million in 2021, RMB504.2 million in 2022 and RMB567.9 million (US$80.0 million) in 2023. To the extent that we have negative operating cash flow in future years, we may need to allocate a portion of our cash reserves to fund our operations. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that we will be able to generate a positive cash flow from our operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favorable to our company.

We are reliant on suppliers for the supply of products. If we fail to maintain good relationships with them, or reach reasonable terms, our business and financial performance may be materially and adversely affected.

We source products from suppliers under our product sales model, and we rely on third-party suppliers to provide products under our marketplace model. We also source products that third-party suppliers and manufacturers produce for us to sell under our own brands, which we refer to as our private label products in this annual report. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We have entered into supply agreements with suppliers and manufacturers for our private label products and products under brand names of third parties on our platform. If we fail to maintain or renew these agreements on reasonable terms or enter into comparable agreements with new suppliers or manufacturers, our business and results of operations could also be materially and adversely affected. Even if we maintain good relationships with our suppliers, their ability to supply products in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, natural disasters or other causes.

Our accounts payable turnover days (inclusive of notes payable) were 109.5 days in 2021, 130.7 days in 2022 and 136.8 days in 2023. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

Our marketplace model is subject to risks associated with third-party suppliers.

We rely on third-party suppliers to offer products to our customers over our platform and pay us commissions on their sales under our marketplace model. Under our marketplace model, we do not have as much control over the products sold on our platform as we do over the products that we sell under our product sales model. If any third-party supplier does not control the quality of the products that it sells on our platform, sells counterfeit or unlicensed products, or sells products without licenses or permits as required by the laws and regulations even though we have requested such licenses or permits in our standard form contract with the third-party supplier, the reputation of our platform and our brands may be materially and adversely affected and we could face claims to hold us liable for the losses. Additionally, the quality of the product may also be affected adversely if any third-party suppliers manage to circumvent our supplier vetting or inspection system. Moreover, despite our efforts to prevent it, some products sold on our platform by third-party suppliers may compete with the products we sell directly, which may cannibalize our product sales business. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our marketplace business may not be the same as those for our product sales business, which may complicate the management of our business. In order for our marketplace business to be successful, we must continue to attract third-party suppliers, and we may not be successful in this regard.

We are subject to risks relating to the fulfillment of products on our platform.

To optimize order fulfillment efficiency, we provide logistics service and contract with third-party logistic service providers to supplement. The increase in demand for our logistics services may result in additional challenges in operating our fulfillment infrastructure. For example, increasing volume of parcels may cause delay for our delivery services, or we may be required to make significant capital expenditure to further expand our existing fulfillment facilities to handle the increasing orders from the product sales and marketplace businesses. We may require additional capital resources due to further business growth or changed business conditions, and it is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all. Also, we may not be able to enforce effective control over the logistics service provided directly by our suppliers or other third-party logistic providers, and our ability to conduct business and the quality of our services may be negatively affected.

We plan to continue the establishment of fulfillment facilities at additional locations, including major industrial areas in China, to further enhance our ability to deliver products to customers and provide customized last-mile delivery service. As we continue to add warehousing and logistics capabilities and expand our reach to additional locations, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to set up warehouses, or lease suitable facilities for the distribution centers or transit warehouses, on commercially acceptable terms or at all. Moreover, the order density in new locations may not be sufficient to allow us to operate our own fulfillment network in a cost-efficient manner. We may not be able to recruit a sufficient number of professional employees in connection with the expansion of our fulfillment infrastructure. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage the expansion of our fulfillment successfully, it may not give us the competitive advantage that we expect if improved third-party fulfillment services for the MRO industry become widely available at reasonable prices in China.

Our fulfillment may be vulnerable to damages caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. For example, the electricity cuts in northeastern China in late 2021 disrupted our supply chain and the production of some of our industrial enterprise customers. If any of our warehouses were to operate at a lower capacity or rendered incapable of operations, then we may be unable to fulfill any orders in a timely manner or at all that rely on that center. In addition, those events that could damage our warehousing infrastructure, such as fire and flood, may also result in damages to our inventories, and in such event, we would incur losses as a result. We have purchased transportation insurance covering the products in transit. We do not maintain business interruption insurance in connection with our distribution centers and transit warehouses, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We cooperate with third-party warehousing and logistics service providers to store and deliver certain portions of products sold on our platform. Any decrease in our ability to access sufficient services from such warehousing and logistics service providers, any increase in the price charged by such warehousing and logistics service providers, or any service disruption experienced by such warehousing and logistics service providers could have an adverse effect on our business operations and may cause our customers to hold less confidence in us. In addition, for direct shipping orders, suppliers may use their own or other third-party warehousing and logistics service providers, which we have no control over.

However, we have limited insurance coverage during the delivery process, which could expose us to significant costs and business disruption. We maintain liability insurance and provide social security insurance to our delivery personnel, including pension insurance, maternity insurance, unemployment insurance, work-related injury insurance, and medical insurance. We may be required to pay higher premiums for the coverage we obtain. For these insured risks, there can be no assurance that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we face claims in excess of our applicable aggregate coverage limits for insured risks, we will bear any excess and the compensated amount could be significantly less than our actual loss. In addition, we do not maintain product liability insurance for products provided on our platform or kept in our or third-party’s warehouses, and our rights of indemnity from the distributors may not adequately cover us for any liability we may incur. Any of these uninsured risks during the delivery process may result in substantial costs and a diversion of resources, and our business, financial condition and results of operations could be materially and adversely affected. For associated risks, see “—We have limited insurance coverage, which could expose us to significant costs and business disruptions.”

We are subject to risks relating to the fulfillment of hazardous products especially hazardous chemicals on our platform.

We engage third-party service providers to provide warehousing and logistics services for hazardous products, such as hazardous chemicals, sold on our platform. We face risks for relying on these third parties to store, deliver and transport hazardous products. Any increase in the price charged by them, any safety accidents or mishandling of hazardous products, or any service disruption experienced by them could subject us to liabilities and negative publicity, therefore causing an adverse effect on our business operations and results of operations.

The storage and transportation of hazardous chemicals involve inherent safety risks. Our third-party service providers handle a large volume of hazardous chemicals sold on our platform, and face challenges with respect to the protection and examination of these hazardous chemicals. The hazardous chemicals may be stolen, damaged, or lost for various reasons, and the vehicles and personnel of third-party logistics service providers we engage may be involved in transportation accidents, and the hazardous chemicals carried by them may be lost, damaged, destroyed, or may cause safety accidents in the case of hazardous chemicals. In addition, friction or disputes may arise from direct interactions between logistics service providers’ pickup and logistics personnel with chemical senders and recipients. Personal injuries or property damages may arise if such incidents escalate.

Interruptions to or failures in warehousing and logistics services could prevent or delay the timely or successful delivery of the hazardous products sold on our platform. These interruptions or failures may be due to the third-party service providers’ failure to obtain and maintain requisite licenses or permits for storage and transportation of hazardous products in China or failure to comply with laws and regulations in mainland China governing the storage and transportation of hazardous chemicals. Furthermore, their services could be interrupted as a result of certain unforeseen events that are beyond our or their control, such as inclement weather, natural disasters or labor unrest.

We have established stringent criteria for selecting warehousing and logistics service providers with requisite licenses or permits to handle hazardous products sold on our platform. We have set protocols for them to follow when handling hazardous products sold on our platform. Following our quality inspection manual, we routinely perform inspections on the third-party service providers. The third-party service providers will be subject to penalties if they violate our quality standards. However, we have no direct control over these third-party service providers and we cannot assure you that we can effectively manage these third-party service providers to ensure the quality of their services all the time.

We are subject to risks related to our use of a parcel of land in Taicang, Jiangsu Province.

We are constructing a factory to manufacture selected products under our own brand names on a parcel of land in Taicang. For a detailed description, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Material cash requirements.”

We commenced the construction of the factory in the third quarter of 2023 despite a delay in the commencement of construction as required under the land use right contract, and plan to complete the construction by the end of 2024. As of the date of this annual report, we are not aware of any material claims or actions being contemplated or initiated by the competent governmental authority for our delay in commencing the construction. However, we cannot assure you that they will not challenge or take actions against us for the delay, including, but not limited to, make claims for breach of contract and request specific performance. Any of the foregoing may cause interruptions to our business operations, which could have a material adverse impact on our business and results of operations.

Under the land use right agreement, we committed to making at least RMB273.1 million of capital expenditures in connection with our construction plan. We estimate our additional planned but not committed capital expenditures in connection with this construction plan to be approximately RMB206.9 million.

The construction could experience delays or other difficulties, and will require significant capital. We may not generate sufficient cash flow to satisfy our capital expenditure commitments. We may need to raise additional capital to fund a portion of our capital expenditures, and such capital may not be available when needed or on terms favorable to our company. The construction may not be completed on schedule due to various reasons, such as supply chain issues and increased difficulty for workforce recruitment, which could result in increased expenses and construction costs, and may result in reduced profitability of the project. Any failure to complete the construction plan on schedule and within budget could adversely affect our financial condition and results of operations.

The construction may be subject to legal claims and proceedings instituted by contractors, workers and other parties involved in such project from time to time. Such claims and proceedings may include claims in respect of personal injuries and labor compensation in relation to the construction project. The construction of a factory is also subject to risks related to health and safety incidents and site accidents and any non-compliance with building codes and other local regulations. If any of the aforementioned incidents or accidents were to occur, it could have a substantial negative impact on our success and result in a material adverse effect on our financial condition or results of operations.

Products that we sell may expose us to potential material liability for property damage, environmental damage, personal injury, or death linked to the use of those products by our customers.

Some of our customers operate in challenging industries where there is a material risk of catastrophic events. We are actively seeking to expand our sales to certain categories of customers, some of whose businesses may entail heightened levels of such risk. If any of these events are linked to the use by our customers of any of the products sold on our platform, claims could be brought against us by those customers, by governmental authorities, and by third parties who are injured or damaged as a result of such events. In addition, our reputation could be adversely affected by negative publicity surrounding such events regardless of whether or not claims against us are successful. We could experience significant losses as a result of claims made against us. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Our success depends on the continuing efforts of our key employees, including our senior management members, and our corporate culture. If we fail to recruit, retain and motivate our key employees, or maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees. If we lose the services of any member of management or other key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new employees, which could severely disrupt our business and growth. Competition for talent in China’s MRO procurement service industry is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them.

Even if we were to offer higher compensation and other benefits such as share-based incentives, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce the agreements in China, or we may be unable to enforce them at all. We also commit significant time and other resources to training our employees, which increases their value to competitors if they subsequently leave us for them.

We believe that a critical component for our success is our corporate culture. Our culture and principles help us attract, retain, motivate and develop our workforce and help drive employee engagement. As we have become a public company and will continue to grow, we may find it difficult to maintain the valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our long-term objectives.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.

From time to time, we may seek additional equity or debt financing to fund our growth, enhance our platform, respond to competitive pressures or make acquisitions or other investments. Our current or future strategies may not be successfully implemented or generate sustainable profit, and our business plans may change, general economic, financial or political conditions in our markets may deteriorate or other circumstances may arise, in each case that have a material adverse effect on our cash flows and the anticipated cash needs of our business. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business at the rate desired and our results of operations may suffer. Financing through issuances of equity securities would be dilutive to holders of our shares.

We may fail to compete effectively in the MRO procurement service industry.

The MRO procurement service industry in China is large, fragmented and still at the early stage of development. Our current or future competitors may include companies with similar or greater market presence, name recognition, and financial, marketing, technological, and other resources, and we believe they will continue to challenge us with their product selection, financial resources, technological advancements and services. Increased competition could cause us to lose market share, reduce our prices, or increase our spending. The emergence of other online MRO procurement service providers, whether as extensions of our traditional competition or in the form of major, non-traditional competitors, could result in easier and quicker price discovery and the adoption of aggressive pricing strategies and sales methods. These pressures could have the effect of eroding our revenues and profitability over time.

Our competitors could provide products with more competitive prices and comprehensive services or undertake more aggressive marketing campaigns than ours. We must constantly react to changes in prices, products and services offered by our competitors to remain competitive. Price competition in the MRO procurement service industry could lead to lower product prices, which may adversely affect our profitability.

If we fail to manage our inventory effectively, our results of operations and financial condition may be materially and adversely affected.

Our scale and our business model require us to manage a large volume of inventory effectively. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change between the time inventory is ordered and the date by which we expect to sell it. Demand may be affected by macroeconomic environment, seasonality, new product launches, defects, changes in customer needs with respect to our MRO products and other factors, and our customers may not order products in the quantities that we expect. In addition, when we begin to sell a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand.

We recorded inventories of RMB656.0 million as of December 31, 2022 and RMB669.0 million (US$94.2 million) as of December 31, 2023. Our inventory turnover days were 33.4 days in 2021, 37.0 days in 2022 and 33.3 days in 2023. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory levels, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

On the other hand, if we underestimate the demand for products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease properties for our offices and warehouses. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate the affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow, and failure in relocating our affected operations could adversely affect our business and operations.

We are subject to risks relating to third-party online payment platforms.

We accept payments using a variety of methods, including bank transfers and online payments through third-party online payment platforms, such as UnionPay, Alipay and Weixin Pay. In all these online payment transactions, secured transmission of confidential information such as paying customers’ credit card numbers and personal information over public networks is essential to maintaining customers’ trust and confidence in our platform.

We do not have control over the security measures of third-party online payment platforms that we use. Any security breaches by these platforms could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, customers may become reluctant to purchase products and services on our platform even if the publicized breach did not involve payment systems or methods that we used. In addition, there may be billing software errors that would damage customer confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose paying customers, and customers may be discouraged from purchasing products and services on our platform, which may have a material adverse effect on our business.

In addition, there are currently only a limited number of reputable third-party online payment platforms in China and certain other countries where we operate. If any of these major payment systems decides to cease to provide services to us, or significantly increase the fee rate at which they charge us for using their payment systems for products and services on our platform, our results of operations may be materially and adversely affected.

Our business and results of operations are subject to seasonal fluctuations and unexpected interruptions.

We experience seasonality in our business, as a combined result of seasonal fluctuations in customer purchases, promotional events and MRO procurement service industry seasonality patterns. For example, we generally receive fewer purchase orders during public holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales in the MRO procurement service industry are generally higher in the second half of each calendar year than in the first half of a calendar year. Overall, the impact of seasonality on our business has been relatively mild but we have seen an upward trend and such a trend may continue in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. Fluctuations due to seasonality may materially and adversely affect the predictability of our results of operations.

If we fail to develop and maintain our brand, our business and results of operations may be materially and adversely affected.

We believe that developing and maintaining the recognition and reputation of our brands effectively is critical to attracting new and retaining existing suppliers and customers and has contributed significantly to the growth and success of our business. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our abilities to:

●	provide compelling transaction experience to customers and maintain or improve customers’ satisfaction with our customer services;
●	maintain the popularity, quality and authenticity of the MRO products we offer;
●	maintain the efficiency, safety, reliability and quality of our warehousing and logistics solutions;
●	increase brand awareness through marketing and brand promotion activities;
●	preserve our reputation and goodwill in the event of any negative publicity on customer service, internet security, product quality, price or authenticity, or other issues affecting us or other e-commerce business in China; and
●	maintain our cooperative relationships with suppliers and third-party service providers.

If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our platform and the MRO products and services we offer, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

Our efforts to build our brands may cause us to incur significant expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increase in revenue may not cover the expenses incurred. Marketing approaches and tools in the MRO products market in China are evolving. This further requires us to enhance our marketing activities with new approaches to keep pace with industry development and customer preference, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our revenues and profitability. If we are unable to conduct our sales and marketing activities cost-effectively, our financial condition and results of operations may be materially and adversely affected.

Any negative publicity with respect to us and our partners, as well as our industry in general, may materially and adversely affect our business and results of operations.

Any unfavorable media coverage or negative publicity about us, our partners and our industry in general, such as the reliability of our platform, our privacy and security practices, product quality on our platform, litigation, regulatory activity, or actions of our suppliers, could seriously harm our reputation. Such negative publicity could also adversely affect the size, demographics, engagement, and loyalty of our customers and result in decreased revenue, which could seriously harm our business. Critics of our industry, and others who may want to pursue an agenda utilized and may in the future utilize the internet, the press and other means to publish criticisms of our industry, company and competitors, or make allegations regarding our business and operations, or the business and operations of our competitors. We or others in our industry may receive similar negative publicity or allegations in the future, and it could be costly, time-consuming, distracting to management and may materially and adversely affect our business and results of operations.

Unexpected product shortages, tariffs, product cost increases and risks associated with our suppliers could negatively impact customer relationships or result in an adverse impact on financial condition and results of operations.

While we have not generally encountered significant difficulties in procuring sources of supply, disruptions could occur due to factors beyond our control. These factors could include economic downturns, outbreaks of pandemic disease, natural or human induced disasters, extreme weather, geopolitical unrest, wars and other conflicts, new tariffs or tariff increase, trade issues and policies, detention orders or withhold release orders on imported products, labor problems experienced by our suppliers, transportation availability and cost, shortage of raw materials, unilateral product cost increases by suppliers of products in short supply, inflation and other factors, any of which could adversely affect a supplier’s ability to manufacture or deliver products or could result in an increase in our costs of products.

If we were to experience difficulty in obtaining products, there could be a short-term adverse effect on results of operations and a longer-term adverse effect on customer relationships and our reputation. In addition, we have strategic relationships with a number of suppliers. In the event we are unable to maintain those relations, there might be a loss of competitive pricing advantages which could, in turn, adversely affect results of operations.

Inaccuracy in pricing information provided by our suppliers under our marketplace model may adversely affect our brand name, business and financial performance.

Under our marketplace model, the pricing information for the MRO products available on our online platform is provided and continuously updated by our suppliers in compliance with our pricing guidance. If such pricing information provided by our suppliers is frequently inaccurate or not reliable, our customers may lose faith in our platform, resulting in reduced user traffic to our platform. We may receive more customer complaints, and we may need to allocate more resources in responding to and handling such complaints. We cannot guarantee that such complaints will be satisfactorily resolved. Our reputation could be harmed, which could adversely affect our business and financial performance.

Our pricing decisions may adversely affect our financial performance and our ability to attract new suppliers and customers and retain existing suppliers and customers.

We may change our pricing model from time to time. If our pricing model is not optimal, it may result in our solutions not being profitable or not gaining market share. As competitors introduce new solutions that compete with ours, we may be unable to attract new suppliers and customers, including ZKH customers and GBB customers, at the same price or based on the same pricing models as we have used historically. Pricing decisions may also impact the mix of adoption among our plans and negatively impact our overall revenue. As a result, in the future we may be required to reduce our prices, which could adversely affect our revenue, gross profit, profitability, financial position and cash flows.

The proper functioning of our IT systems and technology infrastructure is essential to our business. Any disruption to our IT systems and technology infrastructure or the inability to maintain or upgrade our IT systems, or convert to alternate systems in a timely and efficient manner, could disrupt operations, cause unanticipated increases in costs and/or decreases in revenues, and materially affect our ability to maintain the satisfactory performance of our platform and deliver consistent services to our customers.

Our IT systems mainly include technology infrastructure supporting our platform, digital solutions and intelligent services, and other digital services and products. The reliability, availability and satisfactory performance of our IT systems are critical to our success, our ability to attract and retain customers and our ability to maintain a satisfactory customer service. Our ability to process orders, maintain proper levels of inventories, collect accounts receivable, pay expenses, maintain the security of customer data, as well as the success of our growth drivers, is dependent in varying degrees on the effective and timely operation and support of our information technology systems. Although our IT systems are protected with robust backup and security systems, including physical and software safeguards and remote processing capabilities, our servers may still be vulnerable to computer viruses, traffic spike that exceeds the capacity of our servers, electricity power interruptions, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown and unavailability, delays in transaction processing, loss of data, and the inability to accept and fulfill customer orders. We have experienced and we may continue to experience minor technical system interruptions. Even though such technical system interruptions did not cause any material impact to our operation, we can provide no assurance that we will not experience unexpected interruptions in the future and whether such future interruptions will have material impacts on our operation. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems and technology infrastructure from any third-party intrusions, electricity power interruptions, viruses and hacker attacks, information and data theft, and other similar activities. Any such future occurrences could damage our reputation, impact our operational and financial results, and result in a material decrease in our revenue.

Additionally, we are constantly upgrading our platform and digital interfaces to provide increased scale, improved performance, additional built-in functionality and additional capacity. Maintaining and upgrading our technology infrastructure requires significant investment of time and resources, including adding new hardware, updating software, and recruiting and training new engineering personnel. During updates, our systems may experience interruptions, and the new technologies and infrastructures may not be fully integrated with the existing systems timely, or at all. Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response time, impaired quality of user experience and delays in reporting accurate operating and financial information, which in turn, could materially and adversely affect our business, financial condition and results of operations.

The complex and innovative technologies we use for our digital solutions and intelligent services are new and require more time to prove their reliability and effectiveness.

We regard technology as critical to our ability to provide high-quality customer services. We have invested substantial resources in developing our complex and innovative technology systems that we use for our daily operations and to provide our digital solutions and intelligent services. We expect these technologies to support the smooth performance of certain key functions in our platform, such as searching for MRO products, making orders online and finding suitable logistics information and warehousing. We also expect our technologies to facilitate our customers’ acquisition of timely and accurate MRO procurement service industry related information, and our smart features to improve customer experience. We cannot assure you that the performance of our technologies will be stable enough to support these digital solutions and intelligence services. In addition, as we have been upgrading our technology system, it will take time to finish this upgrade and solidify a reputation for reliability and effectiveness among our customers. To adapt to evolving and increasingly demanding customer requirements and emerging industry standards, we may need to develop other new technologies or to upgrade our platform, mobile applications and systems. If our efforts to invest in the development of new technologies are unsuccessful, our business, financial condition and results of operations may be materially and adversely affected.

In addition, the maintenance and processing of various operating and financial data is essential to the day-to-day operation of our business and formulation of our development strategies. Therefore, our business operations and growth prospects depend, in part, on our ability to maintain and make timely and cost-effective enhancements and upgrades to our technology and to introduce innovative additions which can meet changing operational needs. While continuing to invest in technology to enhance operational efficiency and reliability is one of our growth strategies, our current level of expenditure may not be sufficient to fully support our business operations and expansion needs. Failure to do so could cause economic losses and put us at a disadvantage to our competitors. We can provide no assurance that we will be able to keep up with technological improvements or that the technology developed by others will not render our services less competitive or attractive.

Volatility in commodity prices and changes in energy costs and the cost of raw materials used in the products sold on our platform may adversely affect gross margins and our results of operations.

Some of the products sold on our platform contain significant amounts of commodity-priced materials, such as steel, copper, petroleum derivatives, or other materials or inputs required to manufacture certain MRO products and are subject to price changes based on fluctuations in the commodities market. The price of commodities has historically been subject to substantial volatility, which among other things, could be driven by economic, monetary, political or weather-related factors. Fluctuations in the price of fuel or increased demand for freight services, including as a result of outbreaks of pandemic disease, could affect transportation costs. Our ability to pass on such increases in costs in a timely manner depends on market conditions. The inability to pass along cost increases could result in lower gross margins. In addition, higher prices could reduce demand for these products, resulting in lower spending.

In addition, costs of raw materials used in the products sold on our platform and energy costs can fluctuate significantly over time. Increases in these costs result in increased production costs for our suppliers. These suppliers typically look to pass their increased costs along to us through price increases. While we typically try to modify our pricing or other activities to address the impact, we may not be successful, particularly if supplier prices or fuel costs rise rapidly. For example, the prices of raw materials used in some MRO products, mostly, lubricants, adhesive, fasteners, wire and cable increased in 2021. As our suppliers increased the prices of MRO products, our cost of revenues was negatively impacted. Failure to address any such increased prices and costs would have an adverse effect on our operating income. While increases in the cost of fuel or raw materials could be damaging to us, decreases in those costs, particularly if severe, could also adversely impact us by creating deflation in selling prices, which could cause our gross profit to decline, or by negatively impacting customers in certain industries, which could cause our sales to those customers to decline.

Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business.

We are required to hold a number of licenses, permits and approvals in connection with our business operations. Our business is subject to governmental supervision and regulation by the PRC governmental authorities, including, among other authorities, the PRC Ministry of Commerce, the Ministry of Industry and Information Technology, and the People’s Bank of China, the State Administration for Market Regulation, the PRC Ministry of Emergency Management (formerly known as the State Administration of Work Safety), the National Medical Products Administration and the PRC Ministry of Transport. Together, these governmental authorities promulgate and enforce regulations that cover a variety of business, such as provision of internet information, provision of e-commerce platform, and internet advertising. These regulations in general regulate the entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits in connection with our business operations, including, among other licenses, the Hazardous Chemical Operation License, the Value-Added Telecommunication License for online data processing and transaction processing businesses, the Medical Device Operation Permit, the Registration Certificate of Non-pharmaceutical Precursor Chemicals, the Transport Business Operations Permit and the Food Operation License. Uncertainties exist in relation to whether we need to hold a Value-Added Telecommunication License for the provision of our SaaS-based offering and products. If the governmental authorities determine that a Value-Added Telecommunication License is necessary, we may be subject to fines or penalties for not holding a currently effective Value-Added Telecommunication License. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Value-Added Telecommunications Services—Regulation on Value-Added Telecommunications Services.”

We engage in sale and distribution of hazardous chemicals and have obtained the requisite licenses and permits such as Hazardous Chemicals Operation License (Excluding Storage Facilities) and Certification for the Production and Operation of Precursor Chemicals (Class 3). However, if we fail to maintain or renew the requisite licenses for our sale and distribution of hazardous chemicals, or if any of chemicals we sell or distribute become uncovered by such licenses and permits due to changes in laws and regulations in mainland China, our business, financial condition and results of operations may be significantly and adversely affected.

As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the governmental authorities regarding our conducting our business without the above mentioned licenses. However, we cannot assure you that we will not be subject to any penalties in the future. As the MRO procurement service industry is still evolving in China, new laws and regulations may be adopted from time to time that require additional licenses and permits other than those we currently have, or that address new issues that may arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations in mainland China applicable to the MRO procurement service industry.

We may handle and store personal information of certain employees of our customers and suppliers. If the security of this information is compromised or is otherwise accessed without authorization, this may subject us to the liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation and deter our customers from using our services.

Our business generates and processes transaction data on our platform, and we face risks inherent in handling and protecting these data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

We transmit and store personal information and other confidential information of our suppliers and customers, including the personal information of their key contacts and legal representatives. Third-party applications integrated with our platform may also handle or store personal information, credit card information, including cardholder data and sensitive authentication data, or other confidential information. Any systems failure or compromise of our security that results in the unauthorized access to or release of the personal information or other confidential information of our suppliers and customers could significantly limit the adoption of our services, as well as harm our reputation and brand, result in litigation against us, liquidated and other damages, regulatory investigations and penalties, and we could be subject to material liabilities. We expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the scope of products and services we offer and as we increase the base of our suppliers and customers.

Additionally, we rely on a number of third-party suppliers in order to meet our customers’ needs. These third-party suppliers may also handle or store personal information, bank account information, or other confidential information of our customers. There may in the future be successful attempts by third-party suppliers to obtain unauthorized access to the personal information of our customers. The information could also be otherwise exposed through human error, malfeasance, or otherwise. The unauthorized release, unauthorized access, or compromise of such information could have an adverse effect on our business and prospects, as well as harm our reputation and brand. Even if such a data breach did not arise out of our actions or inactions, or if it were to affect one or more of our customers, our business, financial condition and results of operations may be materially and adversely affected.

Current and future investments and acquisitions may fail and may result in equity and earnings dilution and significant diversion of management attention.

We have acquired, and may in the future acquire, companies, assets and technologies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit to expand our product offerings or business in other countries. Also see “—We face various challenges and risks in connection with our expansion into overseas markets.” Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

Pending or future litigations, arbitrations, governmental investigations and other legal proceedings could have a material and adverse impact on our financial condition and operating results.

We have been, and may continue to be, subject to lawsuits, arbitrations and other legal proceedings brought by our competitors, individuals, or other entities against us. We also may be subject to disputes and proceedings incidental to our business, including product-related claims for personal injury or illness, death, environmental or property damage or other commercial disputes. For any pending or future litigation or arbitration where we can make a reasonable estimate of the liability relating to pending litigation or arbitration against us and can determine that an adverse liability resulting from such litigation or arbitration is probable, we will record a related contingent liability. As additional information becomes available, we will assess the potential liability and revise estimates as appropriate. However, due to the inherent uncertainties relating to litigation, and arbitration the amount of our estimates may be inaccurate, in which case our financial condition and results of operations may be adversely affected. In addition, the outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which in turn may adversely affect our user base and adverting customer base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management’s attention from operating our daily business. We may also need to pay damages or settle lawsuits with substantial amounts of cash, which may adversely affect our cash flow and financial conditions. In addition, any insurance or indemnification rights that we may have with respect to such matters may be insufficient or unavailable to protect us against potential loss exposures. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on our business, financial condition, results of operations, and cash flows, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or to materially alter our business practices, which could have an adverse effect on our financial condition and results of operations, and cash flows. We also may be requested or required to recall products or take other actions. Our reputation could also be adversely affected by any resulting negative publicity.

We face various challenges and risks in connection with our expansion into overseas markets.

As we expand our global and cross-border businesses into an increasing number of overseas markets, we will face risks associated with expanding into markets in which we have limited or no experience and in which we may be less well-known. We may be unable to attract a sufficient number of customers and business partners, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. The expansion of our global and cross-border businesses will also expose us to risks inherent in operating businesses globally, including, but not limited to:

●	inability to recruit international and local talent and deal with challenges in replicating or adapting our company policies and procedures to operating environments different than those of China;
●	lack of acceptance of the product and service offerings on our platform;
●	disruptions in the supply chain;
●	investigations regarding anti-dumping;
●	trade wars;
●	geopolitical tensions, political instability and general economic or political conditions in particular countries or regions;
●	challenges and increased expenses associated with staffing and managing global and cross-border operations and managing an organization spread over multiple jurisdictions;
●	trade barriers, such as import and export restrictions, tariffs, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other protectionist policies;
●	differing and potentially adverse tax consequences;
●	increased and conflicting regulatory compliance requirements;

●	increased risks of being involved in legal disputes and labor disputes;
●	adaption to different industry practices;
●	challenges caused by distance, language and cultural differences;
●	the impact of pandemic diseases or natural disasters;
●	increased costs to protect the security and stability of our information technology systems, intellectual property and personal data, including compliance costs related to data localization laws;
●	availability and reliability of global and cross-border payment systems and logistics infrastructure; and
●	exchange rate fluctuations.

As we expand further into new regions and markets, these risks could intensify, and efforts we make to expand our global and cross-border businesses and operations may not be successful. Failure to expand our global and cross-border businesses and operations could materially and adversely affect our business, financial condition and results of operations.

Transactions conducted through our global and cross-border platforms may be subject to different customs, taxes and rules and regulations, and we may be adversely affected by the complexity of and developments in customs, foreign exchange and import/export laws, rules and regulations in China and other jurisdictions.

In addition, changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect our global and cross-border operations, our financial condition and results of operations.

Any severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

Trade-related tensions between the United States and China remain an important source of potential risk. Trade tensions between China and the United States may intensify in the future, resulting in the imposition of more tariffs or other trade restrictions. Although cross-border business currently may not be an area of our focus, if we plan to sell more products internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for products and services on our platform, impact the competitive position of products sold on our platform or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated, such changes could have an adverse effect on our business, financial condition, or results of operations. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business.

In addition, recent economic and trade sanctions threatened and/or imposed by the U.S. government on a number of China-based companies have raised concerns as to whether, in the future, there may be additional regulatory challenges or enhanced restrictions involving other China-based companies in areas such as data security, information technology or other business activities. Similar or more expansive restrictions, including relating to export controls, that may be imposed by the United States or other jurisdictions in the future, may materially and adversely affect our ability to acquire technologies, systems or products that may be important to our technology infrastructure, product and service offerings and business operations.

Furthermore, we may also face export controls- or sanctions-related or other trade-related restrictions on transactions with certain customers, business partners and other persons. The Entity List maintained by the U.S. Department of Commerce identifies foreign parties that are prohibited from acquiring—whether by export, re-export or in-country transfer—some or all items subject to the U.S. Export Administration Regulations, unless the exporter secures a license. Licenses and exceptions to the license requirement are rarely granted to exporters. Exporting, re-exporting or transferring items subject to these export administration regulations without satisfying the licensing requirements could result in criminal and/or civil penalties. These restrictions and similar or more expansive restrictions or sanctions that may be imposed by the United States or other jurisdictions in the future may adversely affect our ability to work with certain existing and future customers and business partners, which would adversely impact our business. Furthermore, our association with customers or business partners that are or become subject to U.S. regulatory scrutiny or export controls- or sanctions-related restrictions could subject us to actual or perceived reputational harm among current or prospective investors, suppliers or customers, other parties doing business with us, or the general public. Any such reputational harm could result in the loss of investors, suppliers or customers, which could adversely impact our business, financial conditions or prospects.

If we cannot effectively and properly collect payment from our customers, our business and operations may be materially and adversely affected.

We have implemented payment and collection policies and practices designed to optimize repayment in compliance with the laws and regulations, while also providing superior customer experience. In order to maintain healthy credit performance, we utilize our credit assessment system to evaluate our customers’ credit performance before we enter into transactions with our customers, followed by collection efforts of our collection team to control bad debts. Despite our servicing and collection efforts, we cannot assure you that we will be able to collect payments as expected. Our failure to collect payment would have a material and adverse effect on our business operations and financial positions.

Moreover, the current regulatory regime for debt collection in mainland China remains unclear, and as we expand overseas, we will be subject to regulatory regimes in other jurisdictions as well. Although we aim to ensure our collection efforts comply with the laws and regulations in mainland China and other relevant jurisdictions, and we have established strict internal policies, we cannot assure you that such personnel will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to not be compliant with the laws and regulations in mainland China or other relevant jurisdictions may result in harm to our reputation and business, which could further reduce our ability to collect payments, or may result in fines and penalties imposed by the regulatory authorities, any of which may have a material and adverse effect on our results of operations.

Products and parts manufactured in foreign markets may cease to be available for various reasons including changes in trade policy, which could adversely affect our inventory levels and operating results.

We obtain certain of the products, and our suppliers obtain certain of their products, available on our platform, from the United States and Europe. Our suppliers could discontinue selling products manufactured in foreign countries at any time for reasons that may or may not be in our control or our suppliers’ control, including foreign government regulations, domestic government regulations, political unrest, war, disease, disruption or delays in shipments, or changes in local economic conditions. Our operating results and inventory levels could suffer if we are unable to promptly replace a supplier who is unwilling or unable to satisfy our requirements with another supplier providing equally appealing products and services.

Tightening of tax compliance efforts that affect suppliers on our platform could materially and adversely affect our business, financial condition and results of operations.

The online MRO procurement service industry in China is still developing, and the PRC government may require online MRO procurement platform operators, such as our company, to assist in the collection of taxes with respect to income generated by suppliers from transactions conducted on our platform. Suppliers operating businesses on our platform may be deficient in their tax registration. Tax authorities of mainland China may enforce registration requirements that target these suppliers on our platform and may request our assistance in these efforts. As a result, these suppliers may be subject to more stringent tax compliance requirements and liabilities and their business on our platform could suffer or they could decide to terminate their relationship with us, which could in turn negatively affect us. According to the PRC E-Commerce Law, the e-commerce platform operators shall submit the identity information and the information related to tax payment of the merchants on the platform to the tax authorities. We may also be requested by tax authorities to assist in the enforcement of tax regulations, such as disclosure of transaction records and bank account information of the customers, and withholding against our customers. If that occurs, we may lose existing suppliers and potential suppliers might not be willing to operate their business on our platform. We may be subject to liabilities if we fail to cooperate with the tax authorities of mainland China to assist in the enforcement as requested. Stricter tax enforcement by the tax authorities of mainland China may also reduce the activities by customers on our platform. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to the higher level of scrutiny in terms of environmental protection and work safety in relation to hazardous products on our platform, as related laws and regulations are being established and implemented, which may increase cost and create restrictions to our business.

Our business is subject to a higher level of scrutiny from laws and regulations in mainland China relating to environmental protection, work safety and occupational health matters. Under these laws and regulations, we are required to limit environmental pollution to a certain standard and protect the occupational safety of our employees.

The storage and transportation process of hazardous products, such as hazardous chemicals, bears an inherent risk of damaging the environment by discharging pollutants and certain chemical wastes, and the storage and transporting of hazardous chemicals. While we have taken measures to ensure us meeting the requirements of current environmental protection laws and regulations, we cannot assure you that all situations that will give rise to material environmental liabilities will be discovered and addressed immediately. If we are found liable for any environmental protection laws and regulation breaches, we will be subject to fines and other forms of punishments. If the PRC government imposes stricter environmental protection standards and regulations in the future, the cost of participants in the chemical industry to comply with such standards will generally increase, causing a negative impact on our operations. Moreover, we cannot assure you that we will be able to comply with such new regulations at reasonable costs, or at all. Any increase in production costs resulting from the implementation of additional environmental protection measures and/or failure to comply with new environmental laws or regulations may have a material adverse effect on our business, financial condition or results of operations.

In addition, the storage and transportation of hazardous chemicals, inherently require personnel to be exposed to hazardous chemicals, therefore bearing risks of accidents and occupational diseases. While we have conducted periodic inspections of our operating facilities and carried out equipment maintenance on a regular basis to ensure that our operations are in compliance with applicable work safety related laws and regulations, we cannot assure you that we will not experience any material accidents, worker injuries or occupational health problems in the course of our operation in the future. Any work safety laws and regulations implemented in the future may materially increase costs of our business and negatively affect our operation results.

We have incurred and expect to continue to incur substantial share-based compensation expenses.

We have adopted a stock incentive plan in 2022. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan” for a detailed discussion. For the years ended December 31, 2021, 2022 and 2023, we recorded RMB183.3 million, RMB31.8 million, and RMB17.4 million (US$2.4 million), respectively, in share-based compensation expenses.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may not be able to prevent others from making unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our software registrations, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. For example, we regularly file applications to register our trademarks in mainland China, but these applications may not be timely or successful and may be challenged by third parties. As mainland China has adopted a “first-to-file” trademark registration system and there are trademarks similar to ours which have been registered in the same categories, we may not be able to successfully register our trademarks in such categories and may be exposed to the risk that we are held to be infringing third-party trademark rights. Moreover, for our trademarks unregistered in mainland China, we may not be able to prevent a third-party from using our brand. There are others using trademarks similar to our trademarks. We believe our trademarks are vital to our business. We are in the process of filing cancellation requests for certain incumbent trademarks held by third parties on the basis of lack of sufficient usage. However, we cannot assure you that such requests would be successful, or that we can successfully register our trademarks at all.

If any third-party brings trademark infringement against us in connection with our use of any of the unregistered trademarks, we may face civil and administrative liabilities under the PRC Trademark Law. We may also be ordered to abandon any product alleged or held to infringe upon third parties’ legal interests, or redesign our products or processes to avoid assertion of infringement and compensate for losses of such third parties up to RMB5 million, and may be ordered to eliminate any negative impact. In addition, we may be subject to various administrative liabilities including, among other liabilities, imposition of fines with a maximum of five times of illegal turnover if such illegal turnover exceeds RMB50,000, or RMB250,000 if such illegal turnover is less than RMB50,000. Any of these liabilities may disrupt our business operations and materially and adversely affect our reputation, financial condition and operating results. Even if we are successful in defending against such claims, legal proceedings could result in substantial costs and be a distraction to our management.

Meanwhile, intellectual property protection is still a developing legal sector in mainland China. We cannot predict the effect of future developments in this legal sector, including the promulgation of new laws and changes to existing laws or the interpretation thereof. As a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our turnover and competitive position. In addition, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to maintain and enforce intellectual property rights in mainland China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in mainland China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which maybe expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business have not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. From time to time in the future, we may be subject to legal proceedings, claims or penalties relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by the products and services available on our platform or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in mainland China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of mainland China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in mainland China are still evolving and are uncertain, and we cannot assure you that the courts or regulatory authorities in mainland China would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability and penalties for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Some of the products and services on our platform contain open source software, which may pose particular risk to our proprietary software, products and services in a manner that negatively affects our business.

We use open source software in our offerings of products and services and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software products to publicly disclose all or part of the source code to such software product or to make available any modifications or derivative works of the open source code on unfavorable terms or at no cost. This could result in our proprietary software being made available in the source code form and/or licensed to others under open source licenses, which could allow our competitors or other third parties to use our proprietary software freely without spending the development effort, and which could lead to a loss of the competitive advantage of our proprietary technologies and, as a result, sales of our offerings of products and services. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute the products or services on our platform or retain our ownership of our proprietary intellectual property. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of, or alleging breach of, the applicable open source license. These claims could result in litigation and could require us to make our proprietary software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid breach of the applicable open source software licenses or potential infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.

Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title, non-infringement, or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process for screening requests from our developers for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our offerings of products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely affect our ownership of proprietary intellectual property, the security of our vehicles, or our business, results of operations, and financial condition.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China and in other countries.

Our business depends on the performance and reliability of the internet infrastructure in China and other countries in which we operate. Substantially all of our computer hardware and a majority of our cloud computing services are currently located in China. Almost all access to the internet in China is offered through China Mobile, China Unicom and China Telecom, the state-owned telecommunication operators, operating under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. In addition, the national networks in China are connected to the internet through state-owned international gateways, which are the only channels through which a domestic user can connect to the internet outside of China. We may face similar or other limitations in other countries in which we operate. We may not have access to alternative networks in the event of disruptions, failures or other problems with the internet infrastructure in China or elsewhere. In addition, the internet infrastructure in the countries in which we operate may not support the demands associated with continued growth in internet usage.

The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our websites and mobile applications. We have no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and internet services rise significantly, our financial results could be adversely affected. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may significantly decrease our revenues.

Our business and prospects would be harmed if changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which suppliers and customers interface with our platform.

We believe the simple and straightforward interface for our platform has helped us to expand and offer our solutions to our suppliers and customers, including ZKH customers and GBB customers, with limited technical expertise. In the future, providers of internet browsers could introduce new features that would make it difficult for our suppliers and customers to use our platform. In addition, internet browsers for desktop or mobile devices could introduce new features, change existing browser specifications such that they would be incompatible with our platform, or prevent the access to our platform or suppliers’ online shops opened based on our technology. Any changes to technologies used in our platform, to existing features that we rely on, or to operating systems or internet browsers that make it difficult for suppliers and customers to access our platform or suppliers’ online shops opened based on our technology, may make it more difficult for us to maintain or increase our revenues and could adversely impact our business and prospects.

Activities of or content posted by suppliers or customers on our platform could damage our brand, subject us to liability, and harm our business and financial results.

Our terms of service and acceptable use policy prohibit our suppliers and customers, including ZKH customers and GBB customers, from using our platform to engage in illegal or otherwise prohibited activities and our terms of service and acceptable use policy permit us to terminate their accounts if we become aware of such use. Suppliers and customers may nonetheless engage in prohibited or illegal activities in violation of applicable laws via our platform without our knowledge, which could subject us to liability. Furthermore, our brand may be negatively impacted by the actions of suppliers or customers that are deemed to be hostile, offensive, inappropriate or illegal. We do not proactively and comprehensively monitor or review the appropriateness of the content of all online shops opened leveraging our technology in connection with our services and we do not have control over their activities or the activities in which our suppliers or customers engage. The safeguards we have in place may not be sufficient for us to avoid liability or avoid harm to our brand, especially if such hostile, offensive, inappropriate or illegal use is high profile, which could adversely affect our business and financial results. Customers using our platform may also operate businesses in regulated industries, which are subject to additional scrutiny, increasing the potential liability we could incur. In addition, due to our international expansion, we may be subject to international actions alleging that content contained on our platform violate laws in foreign jurisdictions, which could negatively affect our business and operations. The laws relating to the liability of online service providers are evolving and subject to challenge including claims related to defamation, libel, breach of contract, invasion of privacy, negligence, copyright or trademark infringement. Developments in these laws in various jurisdictions could subject us to liability, penalties or restrictions on our business.

We are dependent upon suppliers’ and customers’ continued and unimpeded access to the internet, and upon their willingness to use the internet for commerce.

Our success depends upon the customers and suppliers’ ability to access the internet and its continued willingness to use the internet as a means to pay for purchases, communicate, and conduct commercial transactions, including through mobile devices. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including changes to laws or regulations impacting internet neutrality, or restrictions imposed by companies with significant market power in the broadband and internet marketplace could decrease the demand for our offering of products, increase our operating costs, or otherwise adversely affect our business. Given uncertainty around these rules, we could experience discriminatory or anti-competitive practices that could impede our growth, increase our costs or adversely affect our business. If suppliers or customers become unable, unwilling or less willing to use the internet for commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, internet outages or delays, disruptions or other damage to suppliers’ computers, increases in the cost of accessing the internet and security and privacy risks or the perception of such risks, our business could be adversely affected.

We have limited insurance coverage, which could expose us to significant costs and business disruptions.

We maintain limited insurance policies to safeguard against risks and unexpected events. Additionally, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. In addition to providing social security insurance as required by PRC law, we also provide supplemental commercial accident insurance for our employees. However, as the insurance industry in China is still evolving, insurance companies in China currently offer limited business-related insurance products. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at three locations. We have also purchased transportation insurance covering the products in transit. We do not maintain business interruption insurance, nor do we maintain key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We have identified a material weakness in our internal control over financial reporting. If we do not adequately remediate the material weakness, or if we experience additional material weakness in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our ADSs.

In auditing our consolidated financial statements for the fiscal years ended December 31, 2021, 2022 and 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting in accordance with the standards established by the PCAOB.

The material weakness that has been identified relates to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to handle complex accounting issues and to design and implement a robust period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements. The material weakness resulted in a number of significant adjustments and amendments to our consolidated financial statements and related disclosures under U.S. GAAP. The material weakness, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy the material weakness. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to remediate the material weakness or our failure to discover and address any other material weakness could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report with adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weakness in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

Our use of some leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

As of the date of this annual report, some lessors of our leased properties have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us, and some of our leased properties have been mortgaged by the landlords to third parties before entering into lease agreements with us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or the mortgagees of the leased properties exercise their mortgage right, our leases could be terminated or invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.

Some of our leasehold interests in leased properties have not been registered with the competent PRC government authorities as required by laws and regulations in mainland China, which may expose us to administrative fines of up to RMB10,000 for each of the unregistered lease agreements if we fail to remediate after receiving any notice from the competent PRC government authorities.

Some of our leased properties are not used for the permitted use. The leased properties should be used only for the permitted use as registered in the property ownership certificates. In the event that the leased properties are utilized for purposes other than the permitted use, the property owner may be subject to fines and the competent PRC government authorities may order the property owner to return the land where the leased properties are housed on, and we may be forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis. In addition, our leases could be terminated and we may become involved in disputes with the property owners or the lessor.

As of the date of this annual report, we were not aware of any material claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We face risks related to natural disasters and health epidemics.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting China, and particularly Shanghai. Natural disasters, such as severe weather conditions, a snowstorm, flood or hazardous air pollution, or other outbreaks, may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services and solutions. There have been outbreaks of epidemics in China and globally, which could disrupt our business operation. Our business could also be adversely affected if our employees are affected by health epidemics, such as COVID-19 and its variants or outbreaks of other diseases. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Shanghai, where most of our management and employees currently reside. Most of our system hardware is hosted in our leased facilities located in Hangzhou and our back-up systems are hosted in our leased facilities located in Beijing and Hangzhou. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai and other major cities in China, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the PRC government may adversely affect our business, financial condition and results of operations.

The PRC government and public advocacy groups have been increasingly focused on ESG (environment, social and governance) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

Our current risk management system may not be able to exhaustively assess or mitigate all risks to which we are exposed. If we fail to develop and maintain an effective system of internal control, our business operation might be negatively affected.

We have established risk management, quality control and internal control systems consisting of policies and procedures that we believe are appropriate for our business. However, the implementation of such policies and procedures may involve human error and mistakes. Moreover, we may be exposed to fraud or other misconduct committed by our employees, or other third parties, including, but not limited to, our suppliers and customers, including ZKH customers and GBB customers, or other events that are out of our control, that could adversely affect the quality of products sold on our platform and reputation and subject us to financial losses and sanctions imposed by government authorities. As a result, despite our efforts to improve the aforementioned systems, we cannot assure you that our risk management, quality control and internal control systems are able to completely eliminate non-compliance matters or product defects.

We are exposed to foreign currency exchange rate risk, and changes in foreign exchange rates could increase the cost of purchasing products and impact our foreign sales and product sourcing.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. The value of Renminbi against the U.S. dollars and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollars in the future. Significant revaluation of the Renminbi may increase the cost of purchasing products and impact our foreign sales and product sourcing.

Substantially all of our income and expenses are dominated in Renminbi and our reporting currency is Renminbi, and substantial revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollars would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollars against the Renminbi would reduce the U.S. dollars amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. Although from time to time, we may use hedging transactions in an effort to reduce our exposure to foreign currency exchange risk, these hedges may not be effective. In addition, our currency exchange losses may be magnified by mainland China exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Risks Related to Doing Business in China

Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.

Laws regulating foreign investment in mainland China include the PRC Foreign Investment Law and the Regulation on Implementing the PRC Foreign Investment Law, both effective from January 1, 2020. The PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council. While we do not operate in an industry that is currently subject to foreign investment restrictions or prohibition in mainland China, it is uncertain whether our industry will be named in an updated “negative list” to be issued in the future. If our industry is added to the “negative list” or if the PRC regulatory authorities otherwise decide to limit foreign ownership in our industry, there could be a risk that we would be unable to do business in China as we are currently structured. If any new laws and/or regulations on foreign investments in mainland China are promulgated and implemented, such changes could have a significant impact on our current corporate structure, which in turn could have a material adverse impact on our business and operations, our ability to raise capital and the market price of our ADSs. In such event, despite our efforts to restructure to comply with the then applicable laws and regulations in mainland China in order to continue our operations in mainland China, we may experience material changes in our business and results of operations, our attempts may prove to be futile due to factors beyond our control, and the value of the ADSs you invest in may significantly decline or become worthless.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be affected to a significant degree by political, economic and social conditions in China generally.

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in mainland China are still owned or controlled by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from the PRC government. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in mainland China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth, and the growth rate of the Chinese economy has gradually slowed since 2010. Any prolonged slowdown in the Chinese economy may reduce the demand for our offerings of products and services and materially and adversely affect our business and results of operations. Furthermore, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

The approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC laws and regulations, and if required, we cannot predict whether or for how long we will be able to obtain such approval.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, which became effective on March 31, 2023, and five supporting guidelines on CSRC’s official website. Pursuant to these measures, PRC domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC within three working days following the submission of an application for initial public offering or listing. We have completed the required flings with the CSRC for our initial public offering in accordance with the requirements under these measures and the supporting guidelines. The CSRC has concluded the filing procedure and published the filing results on the CSRC website on November 3, 2023.

However, any future securities offerings and listings outside of mainland China by our company, including, but not limited to, follow-on offerings, secondary listings and going-private transactions, will be subject to the filing requirements with the CSRC under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises and the supporting guidelines, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all. If we fail to obtain the approval or complete the filings and other regulatory procedures, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our mainland China subsidiaries, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

In addition, the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted in 2006 and amended in 2009, requires overseas special purpose vehicles that are controlled by mainland China companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of mainland China domestic companies using shares of such special purpose vehicles or held by its shareholders as considerations to obtain the approval of the CSRC, or the CSRC approval, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the interpretation and application of the M&A Rules remain unclear, and our initial public offering may ultimately require approval of the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us or how long it will take us to obtain the approval, and even if we obtain such CSRC approval, such CSRC approval could be rescinded. Any failure to obtain or delay in obtaining CSRC approval for our initial public offering, or a rescission of such CSRC approval if we obtained, would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

Han Kun Law Offices, our PRC counsel, has advised us based on their understanding of the current laws, rules and regulations in mainland China that the CSRC’s approval under the M&A Rules may not be required for our initial public offering. However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that the PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required under the M&A Rules for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for our initial public offering. On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As the interpretation of these opinions remains unclear, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures are required, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures, or a rescission of any such approval if we obtained, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization. These sanctions may include fines and penalties on our operations in mainland China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from the overseas securities offerings into mainland China, restrictions on or prohibition of the payments or remittance of dividends by our mainland China subsidiaries, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

If the CSRC or other regulatory agencies promulgate new rules or explanations requiring that we obtain governmental approvals or accomplish any filing or regulatory procedures for our history securities issuance, we may be unable to obtain a waiver of such requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity or perceived failure to obtain a waiver if applicable regarding such approval or filing requirement could materially and adversely affect our business, operation results and the trading price of our ADSs.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

In particular, laws and regulations in mainland China concerning the internet-related industries are developing and evolving. Although we have taken measures to comply with the laws and regulations applicable to our business operations and to avoid conducting any non-compliant activities under these laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating internet-related industries. We cannot assure you that our business operations would not be deemed to violate any such new laws or regulations in mainland China. Moreover, developments in the internet-related industries may lead to changes in laws, regulations and policies in mainland China or in the interpretation and application of existing laws, regulations and policies, which in turn may limit or restrict us and could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since mainland China judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effects. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our mainland China subsidiaries. Our operations in mainland China are governed by laws and regulations in mainland China. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operations, and our Class A ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in mainland China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies operating in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

The evolving mainland China regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in March 2018, the State Council announced the establishment of a new department, the Office of the Central Cyberspace Affairs Commission (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry, and the National Computer Network and Information Security Management Center was adjusted to be managed by the Office of the Central Cyberspace Affairs Commission Office, instead of the Ministry of Industry and Information Technology.

The interpretation and application of existing laws, regulations and policies and possible new laws, regulations or policies in mainland China relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in mainland China, including our business. We have obtained the Value-Added Telecommunication License in the subcategory of the Electronic Data Interchange License, a value-added telecommunications business operating license required for provision of the online data processing and transaction processing services, and other permits required for operating our business. However, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in mainland China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions may have a material adverse effect on our business and results of operations. For details on regulations in mainland China which may affect our business, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor who is headquartered in mainland China. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and an exchange may determine to delist our securities. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Any failure or perceived failure by us to comply with the anti-monopoly and anti-unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC government has adopted a series of anti-monopoly and anti-unfair competition laws and regulations and has enhanced its enforcement of such laws and regulations. The PRC Anti-monopoly Law and the related implementing rules (i) require that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-monopoly Law. Furthermore, in February 2021, the Anti-monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector. These anti-monopoly guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard the interests of users and undertakings participating in the internet platform economy, including, without limitation, prohibiting platforms with a dominant position from abusing their market dominance (such as discriminating against customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology to block competitors’ interfaces, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, these guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. Considerable uncertainties exist in relation to the interpretation and implementation of these anti-monopoly guidelines and how they will impact our business, financial condition, results of operations and prospects.

According to the PRC Anti-unfair Competition Law, unfair competition, which refers to the production and operating activities where the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the PRC Anti-unfair Competition Law, shall be prohibited. Pursuant to the PRC Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the PRC Anti-unfair Competition Law may be subject to civil, administrative or criminal liabilities depending on the specific circumstances.

In March 2018, the State Administration for Market Regulation was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, the National Development and Reform Commission, and the former State Administration for Industry and Commerce, respectively. Since its inception, the State Administration for Market Regulation has continued to strengthen anti-monopoly enforcement. In December 2018, the State Administration for Market Regulation issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its provincial branches to conduct anti-monopoly enforcement within their respective jurisdictions. In September 2020, the State Administration for Market Regulation issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, the mainland China regulators have been increasingly focused on inspection and regulation on potential noncompliance with anti-unfair competition and anti-monopoly related laws. For example, in April 2021, the State Administration for Market Regulation, the Cyberspace Administration of China and the SAT held an administrative guidance meeting for internet platform enterprises. During the meeting, it was pointed out that illegal activities including, among other things, forcing the implementation of “choose one” among the enterprise and its competitors, abusing dominant market position, “cash burning” to seize the “community group buying” market, and of the application of big data analysis to the disadvantage of existing customers, shall be prohibited and rectified. In addition, many platforms, including 34 enterprises which attended such administrative guidance meeting as representatives of internet platform enterprises, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The competent administration for market regulation will organize and conduct inspections on the platforms’ rectification results. If the platforms are found to conduct illegal activities including forcing the implementation of “choose one” among them and their competitors, abusing dominant market position, and infringing consumers rights and interests, they will be imposed with more severe penalties in accordance with the laws. We have been conducting necessary self-inspection and rectifications in accordance with such guidance and are working on some of the rectification procedures, such as concentration notification for past deals. We cannot guarantee you that we will not be subject to more similar or even stricter rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times. As a result of the regulators’ focus on anti-monopoly and anti-unfair competition compliance and enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. In order to comply with existing laws and regulations and new laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses and adjusting investment activities, which may adversely affect our business operation, growth prospects and reputation. In addition, we cannot assure you that our efforts are sufficient to comply with the all the applicable laws and regulations on anti-monopoly and anti-unfair competition and the authorities’ requirements in all respects. Any anti-monopoly or anti-unfair competition related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions, required divestitures, limitations on certain pricing and business practices or significant fines. As a result, we may be subject to significant difficulties in operating our current business and pursuing our investment and acquisition strategy.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in mainland China and substantially all of our assets are located in mainland China. In addition, most of our senior executive officers reside within mainland China for a significant portion of the time and many of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or mainland China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court in mainland China would enforce a judgment rendered by a court in the United States. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in mainland China.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under this article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of China with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, which was amended by the State Administration of Taxation on December 29, 2017, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of mainland China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the tax authorities of mainland China and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the tax authorities of mainland China determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to a uniform tax rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders (including our ADS holders) that are non-resident enterprises, subject to any reduction set forth in applicable tax treaties. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a tax rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to at a tax rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country or area of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of mainland China assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying mainland China assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of past or future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The tax authorities of mainland China may pursue such nonresident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our mainland China subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The tax authorities of mainland China have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the tax authorities of mainland China make adjustments to the taxable income of the transactions under Bulletin 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We cannot assure you that the tax authorities of mainland China will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the tax authorities of mainland China may have a negative impact on potential acquisitions we may pursue in the future.

If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the tax authorities of mainland China, we may be required to pay tax, interest and penalties in excess of our tax provisions. Discontinuation of any preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The Chinese government has provided tax incentives to our mainland China subsidiaries, primarily in the form of reduced enterprise income tax rates.

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a “High and New Technology Enterprise” can be reduced to a preferential rate of 15%. Shenzhen Kuntong Smart Warehousing Technology Co., Ltd., our PRC subsidiary, is entitled to a preferential tax rate of 15% because of its qualification as a “High and New Technology Enterprise.” This status will expire in 2026 unless renewed. The “High and New Technology Enterprise” qualification is subject to annual evaluation and a three-year review by the authorities in China. If this subsidiary fails to maintain its “High and New Technology Enterprise” qualification, its enterprise income tax rate would increase to 25%, which could have an adverse effect on our financial condition and results of operations.

In addition, certain of our mainland China subsidiaries enjoy local government subsidies. Any increase in the enterprise income tax rate applicable to our mainland China subsidiaries, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our subsidiary in mainland China, could adversely affect our business, financial condition and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the tax authorities of mainland China successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.

Companies operating in mainland China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in mainland China given the different levels of economic development in different locations. Companies operating in mainland China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. With respect to the underpaid employee benefits, we may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. With respect to the under-withheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices (e.g., engaging third-party human resource service providers to pay social insurance and housing funds for our employees on our behalf) are deemed to be in violation of laws and regulations in mainland China.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in China may subject us to penalties or liabilities.

The PRC Labor Contract Law, which was amended in 2012, introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the PRC Labor Contract Law, an employer is obligated to sign a non-fixed term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have a non-fixed term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the PRC Labor Contract Law.

These laws and regulations designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times deemed to be in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the PRC Anti-monopoly Law, which was promulgated by the Standing Committee of the National People’s Congress, became effective in 2008 and was last amended on August 1, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the PRC anti-monopoly law-enforcement agency under the State Council before they can be completed. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related service providers on online platforms. It also stipulates that any concentration of undertakings shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the thresholds for clearance under the applicable laws, an internet platform operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Therefore, our acquisitions of other entities that we make in the future (whether by ourselves or our subsidiaries) that meet the thresholds for clearance, may be required to be reported to and approved by the anti-monopoly law enforcement agency in mainland China, and we may be subject to penalty including, but not limited to, a fine of no more than RMB500,000 if we fail to comply with such requirement. In addition, the security review rules which were issued by the Ministry of Commerce and became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by the National Development and Reform Commission and the Ministry of Commerce and became effective from January 18, 2021. These measures specify the security review mechanism on foreign investment, including the types of investments subject to review and review scopes and procedures.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit the ability of our mainland China subsidiaries to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions.

In July 2014, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC individual corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies are required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update its previously filed SAFE registration, to reflect any material change involving its round-trip investment. If any PRC shareholder fails to make the required registration or update the previously filed registration, the mainland China subsidiary of that offshore parent company may be restricted from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be restricted from injecting additional capital into its mainland China subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas or into mainland China within a period of time specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas or into mainland China and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal.

We are committed to complying with and to ensuring that our shareholders who are subject to these regulations will comply with the SAFE rules and regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by the PRC government authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. We cannot assure you that SAFE or its local branches will not release explicit requirements or interpret the applicable PRC laws and regulations otherwise. We may not be fully informed of the identities of all of our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules in a timely manner.

Because there is uncertainty concerning the reconciliation of these foreign exchange regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the governmental authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In addition, our offshore financing activities, such as the issuance of foreign debt, are also subject to laws and regulations in mainland China. In accordance with such laws and regulations, we may be required to complete filing and registration with the National Development and Reform Commission prior to such activities. Failure to comply with the requirements may result in administrative meeting, warning, notification and other regulatory penalties and sanctions.

We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the PRC overseas investment regulations.

On December 26, 2017, the National Development and Reform Commission promulgated the Administrative Measures on Enterprise Overseas Investments, which became effective on March 1, 2018. According to this regulation, non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of the National Development and Reform Commission. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which became effective on October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local branch of Ministry of Commerce. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE on July 13, 2009 and became effective on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.

We may not be fully informed of the identities of all of our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time, which may adversely affect our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations since our company has become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our mainland China subsidiaries and limit the ability of our mainland China subsidiaries to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under the PRC laws.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options and/or are granted restricted shares will be subject to PRC individual income tax. Our mainland China subsidiaries have obligations to file documents related to employee share options and/or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

ZKH Group Limited is a Cayman Islands holding company and it relies principally on dividends and other distributions on equity from our mainland China subsidiaries for its cash requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders for services of any debt it may incur. If our subsidiary in mainland China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to ZKH Group Limited. Under laws and regulations in mainland China, each of our mainland China subsidiaries may pay dividends only out of its respective accumulated profits as determined in accordance with accounting standards in mainland China and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to ZKH Group Limited as dividends. Some of our mainland China subsidiaries are required to allocate general risk reserves prior to the distribution of dividends.

Our mainland China subsidiaries generate essentially all of their revenue in Renminbi, and cash transfers from our mainland China subsidiaries to their parent companies outside of mainland China are subject to PRC government control of currency conversion. As a result, any restriction on currency exchange may limit the ability of our subsidiary in mainland China to use their Renminbi revenues to pay dividends to ZKH Group Limited.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other kinds of payments to ZKH Group Limited could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the mainland China central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of the ADSs of ZKH Group Limited.

Under the PRC Enterprise Income Tax Law and its implementation rules, PRC withholding tax at a rate of 10% is generally applicable to dividends from PRC sources paid to investors that are resident enterprises outside of China and that do not have an establishment or place of business in China, or that have an establishment or place of business in China if the income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10% PRC income tax if this gain is regarded as income derived from sources within China. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by these investors on the transfer of shares are generally subject to 20% PRC income tax. Any such PRC tax liability may be reduced by the provisions of an applicable tax treaty.

Although substantially all of our business operations are in mainland China, it is unclear whether the dividends ZKH Group Limited pays with respect to the shares or ADSs of ZKH Group Limited, or the gains realized from the transfer of the shares or ADSs of ZKH Group Limited, would be treated as income derived from sources within mainland China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of the ADSs of ZKH Group Limited or on dividends paid to our non-resident investors, the value of your investment in the ADSs of ZKH Group Limited may be materially and adversely affected. Furthermore, ZKH Group Limited’s shareholders whose jurisdictions of residence have tax treaties or arrangements with mainland China may not qualify for benefits under these tax treaties or arrangements.

In addition, pursuant to the Arrangement Between Mainland China and Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, if a Hong Kong resident enterprise owns more than 25% of the equity interest of a mainland China company at all times during the twelve-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on the dividend is reduced to 5%; provided that certain other conditions and requirements are satisfied at the discretion of the PRC tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from the reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. If our Hong Kong subsidiary is determined by the PRC government authorities as receiving benefits from reduced income tax rates due to a structure or arrangement that is primarily tax-driven, the dividends paid by our mainland China subsidiaries to our Hong Kong subsidiary will be taxed at a higher rate, which will have a material adverse effect on our financial performance.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

ZKH Group Limited is an offshore holding company conducting its operations in mainland China through our mainland China subsidiaries. ZKH Group Limited may make loans to our mainland China subsidiaries, it may make additional capital contributions to our mainland China subsidiaries, it may establish new subsidiaries in mainland China and make capital contributions to these new subsidiaries in mainland China, or it may acquire offshore entities with business operations in mainland China in an offshore transaction. To the extent cash or assets in the business is in mainland China or a PRC entity, the funds and assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of ZKH Group Limited or its subsidiaries by the PRC government to transfer cash or assets.

Most of these ways are subject to PRC regulations and approvals or registration. For example, loans we make to our wholly owned subsidiaries in mainland China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned subsidiaries in mainland China by means of capital contributions, these capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with the PRC Ministry of Commerce, or registration with other governmental authorities in mainland China. Due to the restrictions imposed on loans in foreign currencies extended to mainland China domestic companies, we are not likely to make such loans to our domestic subsidiaries in mainland China. Further, we are not likely to finance the activities of our domestic subsidiaries in mainland China by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in certain businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective June 2015. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our mainland China subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 25, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in mainland China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. There are substantial uncertainties regarding the interpretation and application of SAFE Circular 28.

In light of the various requirements imposed by the PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans to our mainland China subsidiaries or future capital contributions we make to our mainland China subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our mainland China subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we may receive from our securities offering and to capitalize or otherwise fund our operations in mainland China may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our income in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our mainland China subsidiaries to fund any cash and financing requirements payable outside of mainland China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, cash generated from the operations of our mainland China subsidiaries may be used to pay dividends to our company without prior approval of SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our mainland China subsidiaries to pay any debts they may incur in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi.

In addition, the PRC government may also, in its discretion, restrict our access in the future to foreign currencies for current account transactions. If we are prevented from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.

We believe that recent litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the PCAOB also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available. Furthermore, various equity-based research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Risks Related to Our ADSs

The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been volatile and has ranged from a low of US$12.75 per ADS to a high of US$21.91 per ADS since our ADSs started to trade on the NYSE, and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our services or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	trends in the global economy in general and China’s economy in particular;
●	rising international geopolitical tensions; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit.) Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 25 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversion may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power.

Certain executive officers, an employee and an employee shareholding platform of our company, collectively, or the Management Shareholders, beneficially owned all of our issued Class B ordinary shares. As of March 31, 2024, Mr. Long Chen beneficially owned 890,677,378 Class B ordinary shares, representing 15.8% of our total issued and outstanding ordinary shares and 66.5% of our total voting power; and the Management Shareholders, as a group, in aggregate beneficially owned 1,161,080,000 Class B ordinary shares, representing 20.6% of our total issued and outstanding ordinary shares and 86.6% of our total voting power. Each of the shareholding entities of the Management Shareholders other than Mr. Long Chen executed an irrevocable proxy and power of attorney, pursuant to which the voting rights of all Class B ordinary shares held by it have been irrevocably and fully delegated to Mr. Long Chen, causing Mr. Long Chen’s total voting power to increase to 86.6% as of March 31, 2024.

As a result of the dual-class share structure, the delegation of voting rights and the concentration of ownership, Mr. Long Chen has considerable influence over matters requiring shareholders’ approval, such as decisions regarding mergers and consolidations, election of directors, amendments to our memorandum and articles of association and other significant corporate actions, except that holders of Class B ordinary shares shall abstain from voting in the event that ZKH Group Limited seeks its shareholders’ approval with respect to any amendment of its Amended and Restated 2022 Stock Incentive Plan. Holders of our Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders. As of March 31, 2024, we have 4,455,000 ADSs outstanding, representing 155,925,000 Class A ordinary shares. Holders of these ADSs beneficially own 2.8% of our total ordinary shares on an as-converted basis and 0.5% of the aggregate voting power. This concentration of ownership will discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control may significantly limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares issued and outstanding after our initial public offering are available for sale, upon the expiration of the 180-day lock-up period beginning on December 14, 2023, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of our initial public offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2023 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be or become a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have a standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges, of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

ZKH Group Limited is a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted through our mainland China subsidiaries. In addition of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and in mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it; provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. For more information regarding the relevant laws of the Cayman Islands, mainland China and Hong Kong, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Enforceability of Civil Liabilities.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We incur increased costs as public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs may negatively affect our financial results. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allows us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a public company, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands exempted company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Currently, we do not plan to rely on home country practice with respect to our corporate governance. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

We are a “controlled company” within the meaning of the NYSE corporate governance listing standards and, as a result, may rely on exemptions from certain corporate governance requirements that provide protections to shareholders of other companies.

We are a “controlled company” as defined under the NYSE corporate governance listing standards because Mr. Long Chen, our chairman of the board of directors and chief executive officer, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and in the future may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the underlying Class A ordinary shares.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you do not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You are only able to exercise the voting rights with respect to the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may only vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You are not able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the Class A ordinary shares and become the registered holder of such Class A ordinary shares prior to the record date for the general meeting. Under our currently effective memorandum and articles of association, the minimum notice period required for convening a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. Furthermore, as a Cayman Islands exempted company, we are not obliged by the Companies Act (As Revised) of the Cayman Islands to call shareholders’ annual general meetings, and in your capacity as an ADS holder, you will not have any rights to call or requisition a shareholders’ meeting.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not timely provide voting instructions to the depositary in accordance with the deposit agreement, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not timely provide voting instructions to the depositary, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have failed to timely provide the depositary with notice of the meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	we have informed the depositary that a matter to be voted on at the meeting may have an adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not timely provide voting instructions to the depositary in the manner required by the deposit agreement, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for ADS holders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our Class A ordinary shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying Class A ordinary shares. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

If we or the depositary opposed a demand for jury trial relying on the above-mentioned jury trial waiver, it is up to the court to determine whether such waiver is enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury.

We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the Class A ordinary shares from the ADS facility with respect to claims arising before the cancelation of the ADSs and the withdrawal of the Class A ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the Class A ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the Class A ordinary shares represented by the ADSs from the ADS facility.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

Our currently effective memorandum and articles of association and the deposit agreement provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States and any suit, action or proceeding arising out of or relating in any way to the ADSs or the deposit agreement, which could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

Our currently effective memorandum and articles of association provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement, including, without limitation, claims under the Securities Act arising out of or relating in any way to the deposit agreement. Since the deposit agreement provides that such jurisdiction provision applies to any such legal suit, action or proceeding, including, without limitation, claims under the Securities Act, such provision would apply also to any such suit, action or proceeding under the Exchange Act. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our currently effective memorandum and articles of association or the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our currently effective memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in our currently effective memorandum and articles of association and deposit agreement.

Our currently effective memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and the ADSs.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless we indicate that we wish such rights to be made available to holders of ADSs and the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

In 2014, we commenced our operations through ZKH Industrial Supply (Shanghai) Co., Ltd. (formerly known as Shanghai ZKH Trading Co., Ltd.), or ZKH Industrial Supply. ZKH Industrial Supply established a number of subsidiaries to engage in MRO procurement services.

We undertook a corporate restructuring throughout 2021 to 2022 in order to facilitate offshore financing and listing.

ZKH Group Limited was incorporated in the Cayman Islands as our holding company in April 2021. In May 2021, ZKH Group Limited established a wholly owned subsidiary, ZKH Holdings Limited, in the British Virgin Islands. Shortly after its incorporation, ZKH Holdings Limited established a wholly owned subsidiary in Hong Kong, namely, ZKH Hong Kong Limited, which is our intermediary holding company in Hong Kong.

ZKH Industrial Supply completed several rounds of equity financing since its inception. As a part of our corporate restructuring, the then existing shareholders of ZKH Industrial Supply immediately prior to the initiation of our corporate restructuring and their respective designated affiliates became ZKH Group Limited’s shareholders in December 2021 through a distribution of ZKH Group Limited’s shares in proportion to ZKH Industrial Supply’s previous shareholding structure.

Following the completion of our corporate restructuring in September 2022, ZKH Industrial Supply became a wholly owned subsidiary of ZKH Hong Kong Limited. We expect to continue operating a majority of our business in China through ZKH Industrial Supply and its subsidiaries.

On December 15, 2023, our ADSs commenced trading on NYSE under the symbol “ZKH.” We raised an aggregate of US$53.3 million in net proceeds from our initial public offering and the underwriters’ partial exercise of their option to purchase additional ADSs after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive offices are located at 7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road, Minhang District, Shanghai, 201106, People’s Republic of China. Our telephone number at this address is +86 (21) 5080-9696. Our registered office in the Cayman Islands is located at 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. You can also find information on our corporate website ir.zkh.com. The information contained on our website is not a part of this annual report.

B.Business Overview

We are a leading MRO procurement service platform in China. We provide one-stop MRO procurement and management services for our customers, and offer digital and fulfillment solutions for participants along the industry value chain. We spearhead digital transformation of the MRO industry for cost reduction and efficiency improvement.

We achieved approximately RMB9.4 billion in GMV in 2022, representing an increase of 9.2% from 2021; and further reached approximately RMB11.1 billion in GMV in 2023, representing an increase of 18.2% from 2022. We served over 58,000 customers in 2022 and over 66,000 customers in 2023. In addition, our product offerings covered approximately 17.1 million SKUs across all major MRO product lines as of December 31, 2023.

We believe MRO procurement services are indispensable in addressing the essential needs in manufacturing enterprises’ daily operations, yet also challenging for them. MRO procurement is highly fragmented in both supply and demand, involving recurring purchases of a vast array of items in typically small volumes. We see great market opportunities in the large and growing MRO procurement service market in China. To capture these market opportunities, we provide digitalized, one-stop MRO procurement solutions that allow customers to access a wide selection of products at competitive prices, powered by our strong product selection and recommendation capabilities, through a transparent and efficient process, and have such products delivered in a timely and reliable manner with professional fulfillment services.

We have developed a loyal customer base through our focus on customer experience. We directly served over 40,000 ZKH customers and over 17,000 GBB customers in 2022 and over 48,000 ZKH customers and approximately 18,000 GBB customers in 2023. We have witnessed an increase in the average spending from our top 500 customers in terms of GMV, which increased from RMB9.7 million in 2021 to RMB10.1 million in 2022 and further increased to RMB12.1 million in 2023. Approximately 97.0% of our top 500 customers in terms of GMV in 2022 transacted with us in 2023.

Our Business Model

By customer type, we mainly serve large to mid-size enterprise customers on our ZKH platform and micro businesses on our GBB platform. By revenue model, we derive revenue from our product sales model and our marketplace model. Under our product sales model, we purchase products from suppliers and sell them to our customers. Under our marketplace model, suppliers sell products to customers over our platform and pay us commissions on their sales. On our ZKH platform, we operate both our product sales and our marketplace model, and on our GBB platform, we currently primarily operate our product sales model. For a detailed description of our revenue model, see “—Our Revenue Model.”

We offer a broad range of MRO products covering all major MRO product lines on our platform, including spare parts, chemicals, manufacturing parts, general consumables, and office supplies. For a detailed description of our product offerings, see “—Product Offerings.”

ZKH platform for large to mid-size enterprise customers and GBB platform for micro businesses. We first started our operations on our ZKH platform for enterprise customers and have developed core capabilities in product insights, technology and fulfillment over the past years. In December 2018, leveraging the infrastructure we have built, we launched our GBB platform for micro businesses. Micro businesses value readily available products at competitive prices and are willing to use cash settlement. Our ZKH platform continues to attract enterprise customers and contributes a majority of our sales; our GBB platform allows us to tap into the large but fragmented MRO procurement demand from numerous micro businesses and expands our scale in a cost-effective way with low working capital requirements. GMV from our GBB platform decreased by 17.4% from RMB980.5 million in 2021 to RMB809.5 million in 2022, contributing 8.6% of our GMV in 2022, primarily due to the adverse impacts on micro businesses resulting from the implementation of COVID-19-related restrictions in 2022. GMV from our GBB platform increased by 19.8% to RMB970.2 million in 2023, contributing 8.8% of our GMV in 2023, primarily driven by the gradual recovery of our business from COVID-19 in 2023.

Product sales model and marketplace model. We currently generate a majority of our revenues from our product sales model, under which we purchase products from suppliers, manage inventories, and sell to our customers. As our product sales grew substantially in size and we have accumulated supply chain management capabilities, we launched our marketplace model in June 2019. Customers under our marketplace model still have the same access to our fulfillment services and after-sale services. We had over 3,700 marketplace suppliers on our platform in 2023 and accumulated over 2.8 million SKUs sold under our marketplace model as of December 31, 2023. Our GMV from our marketplace model reached RMB914.6 million in 2021, and increased to RMB1,444.2 million in 2022, and further increased to RMB2,746.2 million in 2023. GMV contribution from our marketplace model has increased from 10.7% in 2021 to 15.4% in 2022, and further increased to 24.8% in 2023.

Our Solutions

Today, we offer our customers a full suite of MRO procurement services, including:

●	One-stop MRO procurement and management services. Our transaction services cover a massive catalogue of SKUs, including products from third-party suppliers and our private label products. These include many long-tail products that address the diverse and unplanned MRO needs of our customers. We provide one-stop MRO procurement management services including matching production and procurement plans, product pre-screening, intelligent recommendation, and inventory optimization, helping our customers identify the most suitable products.
●	Digitalized MRO procurement solutions. Through data cleaning, standardization and classification, we are developing a ZKH MRO Dictionary covering all of our product offerings, which consisted of approximately 17.1 million SKUs as of December 31, 2023. The ZKH MRO Dictionary follows consistent format and nomenclature, enabling all value chain participants to “speak the same language.” We provide a variety of digital procurement interfaces and solutions for our ZKH customers and GBB customers. In addition, we provide a suite of digital tools for participants across the MRO industry value chain. We leverage our technological capabilities including robotic process automation, machine learning, natural language processing and optical character recognition to continually develop and refine our digital tools and services.
●	End-to-end servicing. We have built an efficient and digitalized fulfillment network to ensure timely and reliable fulfillment of our orders. Our nationwide fulfillment network consisted of 30 distribution centers, 96 transit warehouses and over 4,000 EVM smart vending machines as of December 31, 2023. We maintained a dedicated team of approximately 250 fulfillment service managers as of December 31, 2023 to address businesses’ customized fulfillment requests. We have also been deepening and expanding our cooperation with suppliers to achieve efficient inventory management and procurement planning.

Our Transaction Services

Customers can access our transaction services through various interfaces, including our official websites,www.zkh.com for ZKH customers and www.gongbangbang.com for GBB customers, as well as mobile apps and Weixin Mini-Programs. We have also developed comprehensive digital closed-loop interfaces to our transaction services, including material requirements planning or MRP system integration, Punch-out, application program interface or API connections, and customized WebShop. In 2023, we derived 68.0% of our GMV from digital footprints, which consist of a combination of sales through digital closed-loop interfaces, websites, applications and EVM smart vending machines.

Transaction services on official websites, mobile apps and Weixin Mini-Programs

Our ZKH platform and our GBB platform can be accessed through our official websites, mobile apps, and Weixin mini-programs, providing transaction services with the following principal information and key features:

Searching and finding products. ZKH customers can access our ZKH platform via the ZKH website at www.zkh.com, a mobile app, and a Weixin Mini-Program. Customers can browse and find products by product line, industry, usage scenario, name, brand, type and order code. GBB customers can access our GBB platform through the GBB website at www.gongbangbang.com, a mobile app and a Weixin Mini-Program. Most of the product lines on our GBB platform are also listed on our ZKH platform.

Product recommendation and matching. We provide recommendations for the varying requirements of our customers and help them optimize their budgeting process, creating value for our customers in MRO procurement management. For example, our system can automatically show and recommend alternatives that serve similar functions for searches on our websites. Customers can upload a shopping list to our platform and our system can automatically search and match products available on our platform.

Managing purchase orders. After putting products into the shopping cart, a customer can generate a purchase order with a single click on our platform, which can be used for their internal purchase approval.

Delivery. We provide an option for direct shipping from suppliers to customers. Our fulfillment service managers endeavor to deliver satisfactory last-mile delivery services to our customers for products shipped either from us or directly from suppliers. The service scope of our fulfillment service managers covers unloading, inspection, stacking, and installation of products. Customers can easily track the delivery status on our platform. We print a QR code on each package. Customers can scan the QR codes to find the logistics information and generate a delivery order for their internal record.

Transaction services via our digital interfaces

We have developed transactional channels and interfaces on our platform that can integrate with our ZKH customers’ internal systems, namely Punch-out, API connections, customized WebShop, and MRP system integration. These powerful tools enable our ZKH customers with varying levels of digitalization to conveniently access our platform.

Punch-out. Punch-out closed-loop system integration is mainly for customers who have already installed an enterprise resource planning or ERP system. Our punch-out interface can be seamlessly integrated with our ZKH customers’ ERP systems. A customer will be directed to our platform when visiting our catalogue in its own ERP system. After putting products in its shopping cart on our platform, the customer will be directed back to its own ERP system for internal approval. Upon approval, the customer’s purchase orders will be sent to our system again for us to fulfill the orders and provide after-sales services. Punch-out solutions enable a quick and closed-loop online procurement process from product selection and internal approval to order fulfillment and after-sales services, as well as product information standardization.

API connections. Application program interface or API connections enable is a closed-loop system that can be seamlessly integrated into customers’ other digital MRO procurement service platforms. We offer customized API connections for our ZKH customers who already have digital connection to digital MRO procurement service platforms. API connections allow customers to extend our built-in features and procure products available on our platform together with products from third-party digital MRO procurement service platforms all in the customers’ internal system. The purchase orders will be automatically synced with our platform for processing. The main users of our API connections are large enterprises with capabilities in research and development which are comfortable customizing their own procurement processes.

Customized WebShop. WebShop is a closed-loop and customized procurement platform for customers who need empowerment in digital tools and technology capabilities for MRO procurement. WebShop offers customized product catalogue, searches, banners, and event announcements. It is capable of generating analysis reports of purchase orders, products, and delivery to help customers evaluate their procurement and improve efficiency.

MRP system integration. To better understand our ZKH customers’ procurement demands, we are involved even before they generate the purchase orders. For ZKH customers who connect their internal MRP systems with our system and share their production and procurement plans with us beforehand, we can analyze, match, and source the necessary MRO products in advance to meet their procurement demands. After our system’s real-time, automatic receipt of the procurement orders generated by our ZKH customers’ MRP systems, we will fulfill the orders and deliver the products. Our procurement forecast helps lower our ZKH customers’ inventory level and costs, which in turn fosters their loyalty to our platform.

Our Digital and Intelligent Management Services

ZKH MRO Dictionary

Through data cleaning, standardization and classification, we are developing a ZKH MRO Dictionary covering all of our product offerings, which consisted of approximately 17.1 million SKUs as of December 31, 2023. The ZKH MRO Dictionary follows a set of consistent format and nomenclature.

Digital Management Solutions

We have developed various digital tools and SaaS-based products to digitalize the procurement management process for players across the value chain. We provide digital solutions for our customers, including enterprise customers and micro businesses, and for our suppliers.

For customers

To realize the digitalization of the entire procurement management process, we developed a suite of digital tools for customers to digitally conduct MRO procurement, sourcing and quoting, supplier and transaction management, payment and invoice management, bidding management and operational management.

For suppliers

We launched Vendor Connection system, a comprehensive suite of digital solutions to support the digitalization of suppliers and facilitate the management of their transactions on our platform. We offer two separate interfaces, one for the suppliers and one for the ZKH procurement and operation departments. This system allows suppliers to digitally manage purchase orders, account statements, quotations, product information and bills and allows us to digitally review suppliers’ quotations and bills and manage suppliers’ profiles.

Our Vendor Connection system allows suppliers to publish their products and update the information about their products, including the products’ descriptions, prices, stock levels, fulfillment time and product certificates, on our platform. A supplier using this system also has access to our integrated warehousing and logistics services and may choose to rent spaces in our warehouses to store its products and use our logistics service to ship its products. This system also allows suppliers to make bids and tenders to the quotations posted and to sign up for and participate in the promotional events to be held on our platform.

This system facilitates our product management, inventory management and order management over suppliers. We can track suppliers’ inventory levels in this system and use the proprietary supplier comparison system to select the most competitive supplier and procure products from them.

Intelligent Management Services

We deploy EVM smart vending machines at customers’ facilities or factories. Our EVM smart vending machines are designed to hold frequently purchased consumables, such as fasteners, office supplies, personal protective equipment, cutters and cutting tools, grinding materials and grinding tools. EVM smart vending machines present an inventory management solution that automates process controls by providing 24/7 continuous inventory monitoring, real-time inventory visibility, and efficient replenishment. The number of EVM smart vending machines deployed reached over 4,000 and the enterprises that have used our EVM smart vending machines reached over 780 as of December 31, 2023.

Our EVM smart vending machines come in different types, either in the format of helix, locker, open racking, or open gate, to match the unique needs of our customers. Locker devices are either configurable or are available in multiple configurations to accommodate the various sizes and forms of products that will be dispensed. Our EVM smart vending machines are equipped with a smart sensor to measure the exact quantity in stock in real time and a smart terminal to report inventory level. These machines can automatically send orders to us when inventory hits an established minimum threshold. Customers can monitor the status of the EVM smart vending machines and order to refill products in the associated software and mobile app we developed.

Our EVM smart vending machines present an inventory management solution that automates process controls by providing 24/7 continuous inventory monitoring, real-time inventory visibility, and efficient replenishment.

●	Optimized stock control and reduced operating costs. Our ZKH customers no longer need to separately keep stock of products held in the EVM smart vending machines. They will not be charged until purchases have been made through the vending machines. Further, we are responsible for the installment, operation and maintenance of the EVM smart vending machines within customers’ facilities. Our arrangement effectively optimizes inventory level and reduces operating costs for our ZKH customers.
●	Speedy procurement process. The traditionally complex and lengthy procurement process is significantly simplified on our EVM smart vending machines, which presents an intuitive and speedy shopping experience covering all necessary procurement steps, including purchase order placement, payment, delivery, and invoice generation.
●	Minimized fulfillment time. EVM smart vending machines provide 24/7 product and service availability and visibility.

Warehousing, Logistics and Fulfillment Services

Our fulfillment consists of distribution centers, transit warehouses, and onsite locations supported by fulfillment service managers and EVM smart vending machines.

Fulfillment

As of December 31, 2023, we had a fulfillment network that covered the majority of major industrial hubs in China with 30 distribution centers and 96 transit warehouses, comprising an aggregate gross floor area of over 210,000 square meters. We had approximately 250 fulfillment service managers to provide end-to-end services to our customers and deployed over 4,000 EVM smart vending machines to realize order-on-demand delivery in customers’ facilities, as of December 31, 2023. In addition, we had a team of 706 warehouse and delivery personnel and 141 delivery vehicles as of December 31, 2023.

We flexibly adopt third-party logistics to carry out direct shipping from suppliers to customers. In 2023, approximately 62% GMV of our orders involved direct shipping from our suppliers to customers. Our fulfillment service managers ensure that the direct shipping orders can be delivered to our customers’ satisfaction. In addition to direct shipping, suppliers may choose to rent space in our warehouses and use logistics services available on our platform to ship their products stored in our warehouses.

We have established a set of stringent criteria for third-party logistic service providers and have entered into long-term framework agreements with the ones we have selected to serve our customers.

Distribution centers and transit warehouses

Our distribution network includes distribution centers and transit warehouses. A distribution center keeps our inventory and makes shipping of products in bulk. A transit warehouse temporarily stores goods and is set up to receive, consolidate, and quickly dispatch products for secondary or next-day delivery.

Distribution center. Based on the type of goods they store, we categorize our distribution centers either as national distribution centers or as regional distribution centers. Our national distribution centers typically store infrequently transacted products, high value products, products with a long lead time, and other long-tail SKUs, to satisfy the needs of nationwide customers, improve the fulfill rates for long-tail SKUs and reduce our overall inventory level. Our regional distribution centers mainly store and collect SKUs that are popular in that province, and they are typically located at places closer to our customers.

Transit warehouse. Transit warehouses temporarily store goods and are set up to receive, consolidate, and quickly dispatch products for secondary or next-day delivery. For example, our transit warehouses can consolidate, package and ship multiple ordered items in one lot following our customers’ requests. Since the stock does not remain in the facility for a very long time, ease of loading and unloading goods takes priority over storage capacity. To ensure fast delivery to the customers, our transit warehouses are strategically located close to areas that are in high demand for MRO products, such as industrial parks, chemical industry parks and mines.

Onsite services

We have fulfillment service managers and EVM smart vending machines deployed to provide onsite support and services. Our fulfillment service managers are dedicated to providing end-to-door and even end-to-desk delivery solutions to meet the complex and varied delivery demands from businesses. The last-mile delivery requests from businesses can be highly customized, which require our fulfillment teams to have the kind of deep insights into customers’ business that is built up over many years. The service scope of our fulfillment service managers covers unloading, inspection, stacking, and installation of products. We offer EVM smart vending machines to further empower customers to improve their inventory management efficiency. For a detailed description, see “—Our Digital and Intelligent Management Services—Digital Management Solutions.”

Our specialty warehouses

Building on our comprehensive fulfillment services, we have developed specialty warehouses to address the specific needs of specific product lines, such as common chemicals (including lubricants), hazardous chemicals and fasteners. We cooperate with third-party qualified warehouses to store hazardous chemicals. We hold the licenses and permits to sell and distribute chemicals, including Hazardous Chemicals Operation License (Excluding Storage Facilities) and Certification for the Production and Operation of Precursor Chemicals (Class 3).

Product Offerings

We offer a broad range of MRO products covering all major MRO product lines and approximately 17.1 million SKUs on our platform as of December 31, 2023. We procured from over 22,000 suppliers for our platform in 2023. We have a dedicated product team working on market study and the selection of SKUs on our platform. We had five major product categories consisting of 32 product lines available on our platform as of December 31, 2023 as follows.

●	Spare parts: including, without limitation, pump valve fittings, low voltage electrical, electric automation, wire and cable, fastening seal, pneumatics & hydraulics, and instrumentation;
●	Chemicals: including, without limitation, workshop chemicals, chemical reagent, lubricant, paint & painting supplies, and adhesives;
●	Manufacturing parts: including, without limitation, cutting tool, air compressor, electronic vending machine, factory automation, and abrasive measuring tool;

●	General consumables: including, without limitation, security-related products, material handling, power transmission, personal protective equipment, welding, tape & label, cleaning supplies, laboratory instrument consumables, and hardware & hand tools; and
●	Office supplies: including, without limitation, office supplies, furniture, fringe benefit, lightening, refrigeration & heating, ventilating, air conditioning, and building materials.

Our ZKH Selection product line features a streamlined selection of our private label products and products under brand names of third parties that we believe can address the most frequent and common demands of customers. The private label products in our ZKH Selection product lines include general MRO products that we sell under our ZKH brand name and personal protective equipment that we sell under our Andanda brand name. In 2023, our private label products contributed to 4.9% of our total GMV.

Our Customers and Customer Services

We serve a diverse set of clients across a spectrum of sectors. Among our top 500 customers in 2023, the GMV breakdown by industry1 was 25.2% from energy, 20.9% from resources, 19.4% from machinery, equipment and electrical goods manufacturing, 13.0% from automobile, 2.6% from construction and 18.9% from others. Our customers include enterprise customers who are industry-leading corporations and small and medium-sized enterprises who are keen to digitalize their MRO procurement process, and micro businesses. The number of our customers increased from over 52,000 in 2021 to over 58,000 in 2022, and further to over 66,000 in 2023.

We identify and select industry leading manufacturing enterprises (including both PRC and foreign enterprises) in China recognized by reputable institutions or research firms by revenues. We consider these industry leading manufacturing enterprises in China as our potential key accounts. In accordance with this criteria, we identified approximately 1,100 such group enterprises in China as of December 31, 2023 as our potential key accounts, and the list of these group enterprises will be reviewed and updated from time to time. Among these industry leading manufacturing enterprises in China (key accounts), over 600, over 660 and over 630 of them transacted on our platform in 2021, 2022 and 2023, respectively. The average spending of these group enterprises, in terms of GMV, reached over RMB8.8 million, over RMB9.3 million and over RMB11.7 million in 2021, 2022 and 2023, respectively.

Customer Service and Support

We implement our customer service and support by relentlessly analyzing customers’ needs and enriching our product offerings and services accordingly. We believe the superior service orientation and expertise of our employees and customer service representatives are fundamental to our success. We have established customer service teams to satisfy the needs of customers.

Pre-sale. We are dedicated to helping customers streamline and optimize their procurement strategies. With that in mind, our sales team and professional product team are dedicated to recommending suitable MRO products, digital tools and intelligent services, to each customer based on its specific profile and our industry insights.

Sale. Our sales representatives will closely monitor the status of orders, shipments and payments during the life cycle of a purchase order, so as to provide superior customer service in response to any change in customer demands and customers’ cyclical procurement requests. We had a dedicated team comprising of approximately 250 fulfillment service managers as of December 31, 2023 to provide end-to-end fulfillment services to our ZKH customers.

1 When calculating GMV by industry, we count customers at the group level, i.e., multiple entities under the same group are counted together as one customer. For other contexts in this annual report, we count each entity as one customer unless indicated otherwise.

After-sales. Our customer service teams are able to respond to customers’ online and offline inquiries, including questions about products and orders and complaints. Significant issues related to product quality would be reported to the relevant departments. The records of each inquiry or issue are also saved in our system for following up solutions. For a detailed description, see “—Warehousing, Logistics and Fulfillment Services—Onsite services.”

Return policy. We accept returns or exchanges for products sold on our official websites, mobile apps or other official interfaces to our transaction services. Products sold otherwise through our sales managers should be returned or exchanged based on the contract. Customers can return or exchange products defective in function or quality, damaged or incorrect with appropriate proof. We do not accept returns or exchanges for, among other things, customized products and products sold on a final sale basis.

Our Suppliers

We procured from over 22,000 suppliers for our platform in 2023. We select suppliers on the basis of their price, inventory level, product quality, fulfillment capability and service. They must be able to secure timely supply and fulfillment of authentic products and provide quality after-sales customer services. We perform background checks on our suppliers and quality control checks on the products they provide before we enter into any agreement with them. We require all suppliers under our marketplace model to follow our strict standards for product authenticity and service reliability. We closely monitor their performance, price, and activities on our marketplace and implement punitive measures including fines and termination of business cooperation for their misbehavior.

Quality Control

We maintain rigorous quality control procedures. We perform quality inspections following our quality inspection manual and inspection procedure protocol upon receipt of products. We expect suppliers to comply with laws and regulations and our quality standards. For defective products, we will return or exchange them following our procurement return and exchange procedure protocol. Suppliers will be subject to penalties or be asked to end their operations on our platform if they violate our quality standards, for example, by selling counterfeit products. We hold an ISO 9001 certificate applicable to the sales of MRO products.

Pricing Policy

We constantly monitor and compare prices on our platform against prices on other MRO procurement service platforms to direct our price setting. We have a dedicated pricing management team with specific personnel responsible for each product line. We hold price analysis and management meeting periodically to assess whether the prices we or our suppliers offer are reasonable and competitive in the market.

Under our product sales model, we determine prices of our products. Under our marketplace model, suppliers determine the prices sold to our customers in compliance with our pricing guidance.

Sales and Marketing

Sales channels

ZKH customers

We maintain our own sales teams consisting of industry customer sales team and regional customer sales team. As of December 31, 2023, our sales team consisted of 1,228 employees.

Our industry customer sales team covers industries such as electrical and mechanical manufacturing, automobile, and chemical engineering. These salespeople help us accumulate valuable insights of these key industries, obtain and retain customers, and increase their spending with us.

Our regional customer sales team are responsible for maintaining business relationships with existing local customers and developing new local customers, typically SMEs, in their respective covered regions. Our regional customers sales team covered most provinces in China. This sales force is familiar with local business environment and aims at keeping long-term relationship with local customers and turning more local leads into customers.

GBB customers

GBB customers mainly include micro businesses, such as distributors, trading companies, local hardware stores, and small businesses which are end users. They value readily available products at competitive prices and are willing to use cash settlement.

Marketing activities

We believe that the most effective form of marketing is to continually enhance our customer experience, as customer satisfaction engenders word-of-mouth referrals and repeat purchases. We also host and attend various industry conferences, trade shows and exhibitions to market our brand and products.

In addition to continuing marketing activities through our sales team, we also implement online marketing measures, such as advertisement through online advertising agencies and search engines, to cost-effectively and efficiently reach more customers. We have increasingly acquired more customers through online marketing activities.

Inventory Control

Based on historical transaction data insights accumulated over our platform, we have developed an automatic inventory level optimization model. Taking account of key factors such as purchase frequency, prices, sales volume, and seasonality, we leveraged our data analytics to train this model, so as to determine the type of products to be kept in stock at the right time, the re-order point and re-order quantity, which in turn optimizes our inventory level and procurement frequency. As a result of this model, our inventory turnover days remained stable, despite our business expansion. Our inventory turnover days were 33.4 days in 2021, 37.0 days in 2022 and 33.3 days in 2023.

We have developed a warehouse location optimization model to select the most suitable location to store stocks in response to demands from a larger geographic area, which effectively shortens the product fulfillment time.

We store and manage most of our inventory in rented warehouses. For hazardous chemicals, we rely on third-party warehouses who hold requisite licenses and permits to manage and store the inventory in mainland China. We expect these third-party warehouses to strictly comply with PRC laws and regulations, and follow our standards and policies to store, maintain, and manage the hazardous chemicals and deliver quality fulfillment services to meet our customers’ needs.

Our Technology and Research and Development

We have devoted great research and development resources in establishing our proprietary technology support platform, for the purposes of ensuring the safety, stability and high efficiency of our platform’s operation and maintenance. As of December 31, 2023, we had a total of 222 members in our research and development staff, focusing respectively on product technology, technology maintenance and digital solutions.

We are committed to continually digitalizing and intelligentizing our MRO procurement services. Our platform generates insights from historical MRO product transactions on our platform. Moreover, with the help of the following digitalized tools and technologies and given our scale, we have a holistic view of the market, including supply, demand and pricing trends.

Robotic Process Automation. We internally developed the robotic process automation technology that uses software robots to automate repetitive tasks of human in key procedures of MRO procurement, including inquiries, orders, shipment and invoicing. Robotic process automation technology helps our customers streamline the workflow and increase productivity. We plan to continually invest in the development of this technology and make it available to more customers.

Smart search engine. We apply natural language processing system and search algorithms in our search engine to better understand the meaning and intention of each search query. The smart search engine can return the most relevant products that our customers are looking for in the order best customized to each customer’s needs.

Smart product quoting system. We have in-house developed a smart product quoting system which can automatically match thousands of product needs uploaded by customers with the product descriptions and parameters in our database in seconds. With the machine learning algorithms integrated into our IT system, we are able to enhance our supply-demand matching capabilities by leveraging historical transaction data, industry insights and expert experiences, leading to improvement in the accuracy of matching goods based on customers’ demands across our comprehensive product lines. This capability allows customers to easily and quickly find different types of products in one purchase order and obtain prices and quotations at the same time.

ZKH AI Assistant. We employed the AI-powered ZKH Assistant that can accurately generate delivery orders, track order status, and generate reconciliation statements per our employees’ prompts within seconds. We believe automation in internal communication can offer great value in terms of improving operational efficiency as it allows our employees to get their questions answered quickly and comprehensively, which will further allow us to scale our customer support and sales efforts successfully. We plan to further open up this resource to our customers and suppliers.

Optical character recognition of documents. As an MRO procurement service provider, we deal with a large quantity of purchase orders, invoices, reconciliation statements and commercial bills from customers and suppliers in various formats, including word, PDF and excel, which could be laborious and time-consuming to process. Leveraging optical character recognition technology, our system can read and identify key data items in these files and extract the relevant data, regardless of the document formats. This information is further exported for our future work planning and providing accurate purchase amount and cost estimates. With the help of this technology, manual efforts and related costs can be effectively reduced.

Featured product selections and intelligent recommendations. Our recommendation system can learn each individual customer’s specific needs according to their past purchases and behaviors. It integrates professional opinions from our product experts in different industries and recommends the featured product selections that best suits customer’s industrial scenario, helping our customers identify the most suitable products and further enhancing a convenient and efficient one-stop procurement experience by reducing their storage volume and related costs.

Intelligent order, order picking and inventory management. Our system can intelligently merge and split orders from the same customer and automatically assign the orders to the most suitable logistics service providers. Our algorithms also support the order picking optimization within the warehouses built on our analytics capabilities. Furthermore, our system is capable of monitoring inventory level and customers’ requests to achieve the optimal inventory level and reducing warehousing cost.

Automated decision-making. We integrate automated decision-making throughout our MRO procurement services to streamline and optimize, including, but not limited to, MRO data cleaning process, inventory control, client relationship management, and warehouse and logistics management. An automated process not only facilitates high-quality decisions to be efficiently made in our day-to-day business operation, but also retains all the decision data for tracking and further analysis. With more data captured, the smarter automation we can apply through machine learning to further improve our operational efficiency.

Natural language processing system. We pioneer the development and application of natural language processing system to analyze a large amount of product description data in the field of MRO industry. The goal is to understand the content of documents, including the subtle contextual meaning and product parameters. This technology enables us to accurately extract information contained in the names and descriptions of MRO products, categorize and organize the information with knowledge graph. With the application of the natural language processing system, we have amassed insights over MRO product name, material, function, usage scenarios, which are crucial in the digitalization of MRO product information. Based on the natural language processing system, we have greatly improved our understanding of MRO products and our customer needs.

IT Infrastructure

Our technology platform has been designed for reliability, scalability and flexibility and is administered by our technology department. We have access to a network of approximately 321 leased servers across China with power supply and power generator backup as of December 31, 2023.

We currently utilize third-party clouds in China to host our network infrastructure. Our IT department regularly monitors the performance of our website, mobile apps, and infrastructure to enable us to respond quickly to potential problems. We have the capability to operate and serve during outbreaks related to servers, cables and power in data center scale or city scale. Even in the extreme hypothetical situation where all core data are deleted, we are able to restore to full service with our multi-layer backup system in a relatively short time. As of the date of this annual report, we have not experienced any service outage that materially affected our business operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The proper functioning of our IT systems and technology infrastructure is essential to our business. Any disruption to our IT systems and technology infrastructure or the inability to maintain or upgrade our information systems, or convert to alternate systems in a timely and efficient manner, could disrupt operations, cause unanticipated increases in costs and/or decreases in revenues, and materially affect our ability to maintain the satisfactory performance of our platform and deliver consistent services to our customers.”

Data Privacy and Security

We have established and implemented a strict platform-wide policy on data collection, processing and usage. We collect information and other data that is related to the services we provide, with users’ prior consent.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We anonymize and encrypt confidential information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols, under which we grant classified access to confidential data only to limited employees with access authorization.

We back up our core data on a real-time basis and other data on a daily basis in separate and various secured data back-up systems to minimize the risk of data loss.

Competition

We face competition from a variety of players in the industry, including other MRO procurement platforms, manufacturers, wholesalers, and distributors that sell MRO products. We differentiate ourselves by our distinct customer-centric culture ingrained in our strategies and operations. We provide a transparent and efficient one-stop MRO procurement experience, advanced digital solutions along with intelligent services, effective fulfillment services, broad product offerings, and sales and service representatives with deep industry insights.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors may have similar or greater market presence, name recognition, and financial, marketing, technological, and other resources. See “Item 3. Key Information—D. Risk Factors—Uncertainties relating to the growth and profitability of the evolving and dynamic MRO procurement service industry could adversely affect our business, prospects and results of operations. We cannot guarantee that our current or future strategies will be successfully implemented or will generate sustainable profit” for more details.

Intellectual Property

We rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights.

We make filings and registrations for our intellectual property rights such as patents. We also engage professional advisors to maintain our intellectual property registration and to mitigate the risk of potential infringement on our intellectual property. In 2021, 2022 and 2023, there has been no incidents of infringements on our intellectual property that materially and adversely affected our results of operations.

As of December 31, 2023, we owned 142 computer software copyrights in mainland China relating to various aspects of our operations and maintained 613 trademark registrations inside mainland China and 76 trademark registrations outside mainland China. We had 79 trademark applications inside mainland China and 42 outside mainland China. As of December 31, 2023, we had 147 patents granted in mainland China, two patents granted outside mainland China, 70 patent applications pending in mainland China and no patent application pending outside mainland China. As of December 31, 2023, we had registered 98 domain names. Our registered domain names include www.zkh.com.

Seasonality

We experience seasonality in our business, as a combined result of seasonal fluctuations in customer purchases, promotional events and MRO procurement service industry seasonality patterns. We generally receive fewer purchase orders during public holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales in the MRO procurement service industry are generally higher in the second half of each calendar year than in the first half of a calendar year. Overall, the impact of seasonality on our business has been relatively mild but we have seen an upward trend and such a trend may continue in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business and results of operations are subject to seasonal fluctuations and unexpected interruptions.”

Insurance

We maintain insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We maintain public liability insurance for our business activities at three locations. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. We do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance.

Corporate Social Responsibility

Corporate social responsibility has been central to how we do business. We believe our continued growth rests on integrating social values into our business, starting with operating with integrity in all we do and extending to serving the community at large in China. We have established various corporate social responsibility initiatives to give back to the communities and to create value for the society.

Environmental protection initiatives. We place great emphasis on environmental protection to echo the government’s advocacy in promoting ESG (environmental, social and governance) issues. By providing a set of guidelines, we hold ourselves to high standards of code of conducts in environmental protection. Our initiatives in environmental protection include strictly controlling the use of paper and the temperature of air conditionings, arranging vehicles for business trips in a more cost effective way, and using environmentally friendly office supplies. For example, we have been phasing out the fossil-fuel vehicles from our fleet and putting new energy vehicles into more use. We also replaced traditional lighting with high power consumption with more energy-saving LED light bulbs in our offices and warehouses.

We keep sustainability criteria as an integral part of our supplier selection process. As a part of this process, we will consider the potential suppliers’ carbon emission and climate related impacts. Depending on our business relationship with the suppliers, we may tailor our measures to individual suppliers by, for example, incorporating specific contractual clauses, requesting proof of compliance or flagging them for our onsite visits, to ensure they share a consistent sustainability vision with us.

Corporate Philanthropy. We have also participated in various charitable initiatives including making donations to educational institutions, cities and regions damaged by natural disasters, projects for rural areas revitalization, public safety facilities and charity foundations.

Regulation

This section sets forth a summary of the significant laws, rules and regulations that affect our business activities in mainland China and our shareholders’ rights to receive dividends and other distributions from us.

Regulations Related to Foreign Investment

The establishment, operation and management of corporate entities in mainland China, including foreign-invested companies, are subject to the PRC Company Law, which was issued by the Standing Committee of the National People’s Congress on December 29, 1993. The PRC Company Law was last amended on December 29, 2023, with effect from July 1, 2024. Pursuant to the latest PRC Company Law, shareholders of a company must fully pay in their subscribed registered capital within five years from the date of establishment of this company, and companies established before July 1, 2024 must gradually adjust their capital contribution to meet this new requirement. Unless otherwise provided in the mainland China’s foreign investment laws, the provisions of the PRC Company Law shall prevail.

Investments in mainland China by foreign investors and foreign-invested enterprises are regulated by the Catalog of Industries in which Foreign Investment is Encouraged (2022 edition), which became effective on January 1, 2023, and the Special Administrative Measures for Foreign Investment Access (Negative List 2021), or the 2021 Negative List, which became effective on January 1, 2022. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2021 Negative List. Industries not listed in the 2021 Negative List are generally open to foreign investments unless specifically restricted by other applicable Chinese regulations. Under the 2021 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%. As of the date of this annual report, we are not aware of any of our engagement in business that are prohibited in the 2021 Negative List. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business” for more details and relevant risks.

The establishment procedures, filing and approval procedures, registered capital requirements, foreign exchange restrictions, accounting practices, taxation, and labor matters of a wholly foreign-owned enterprise are governed by the PRC Foreign Investment Law, which became effective on January 1, 2020. The PRC Company Law and the PRC Partnership Enterprise Law generally govern the organization of a foreign-invested enterprise.

The PRC Foreign Investment Law mainly stipulates four forms of foreign investments: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within mainland China; (ii) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within mainland China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within mainland China; and (iv) foreign investors invest in mainland China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council.

Under the PRC Foreign Investment Law, foreign investment is accorded pre-admission national treatment, which means that treatment given to foreign investors and their investments shall not be less favorable than those given to domestic investors and their investments, except where a foreign investment falls under the 2021 Negative List. It also provides several protective rules and principles for foreign investors and their investments in the mainland China, including foreign investors’ funds being freely transferred out and into the territory of the PRC through the entire life cycle from the entry to the exit of foreign investment, a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises to be established, and prohibition of the state to expropriate any foreign investment except under special circumstances.

In addition, the PRC Foreign Investment Law subjects foreign investors and foreign-invested enterprises to legal liabilities for failing to report their investment information in accordance with the requirements of an information reporting system to be established. It also provides that foreign-invested enterprises established according to the previous laws regulating foreign investment before the PRC Foreign Investment Law came into effect may maintain their structure and corporate governance within five years after the implementation of the PRC Foreign Investment Law. This means that foreign-invested enterprises may be required to adjust their structure and corporate governance in accordance with the PRC Company Law and other laws and regulations governing the corporate governance.

On December 26, 2019, the State Council promulgated the Implementation Regulations for the PRC Foreign Investment Law, which became effective on January 1, 2020. The Implementation Regulations for the PRC Foreign Investment Law emphasizes the promotion of foreign investment and refines specific measures. On December 26, 2019, the Supreme People’s Court issued an Interpretation on Several Issues Concerning the Application of the PRC Foreign Investment Law, which also came into effect on January 1, 2020. The interpretation applies to any contractual dispute arising from the acquisition of rights and interests by a foreign investor through gift, division of property, merger of enterprises, and division of enterprises. On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation jointly issued the Measures on Reporting of Foreign Investment Information. On December 31, 2019, the Ministry of Commerce issued the Announcement on Matters Relating to Foreign Investment Information Reporting, which emphasized the information reporting requirements provided by the Measures on Reporting of Foreign Investment Information and stipulated the forms for information reporting.

On December 19, 2020, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021. The measures stipulate rules for foreign investment that is subject to security review. According to the measures, procedures will be established for organizing, coordinating and guiding the security review of foreign investments, and the office in charge of the security review will be set up under the National Development and Reform Commission and led by the National Development and Reform Commission and the Ministry of Commerce. Furthermore, the measures provide that, if foreign investors or relevant parties in mainland China intend to invest in crucial information technology and internet products and services, or in crucial financial services, or in other crucial fields which relate to national security, they shall apply to the office in advance for a security review. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.”

Regulations on Chemical Industry

Regulations on the Safety Management of Hazardous Chemicals

Under the Regulations on the Safety Management of Hazardous Chemicals, which was promulgated by the State Council and was last amended on December 7, 2013, enterprises engaged in production, storage, usage, operation and transportation of hazardous chemicals are required to obtain permits and meet the safety conditions under laws, administrative regulations, national standards and industrial standards. An enterprise that engages in the operations of hazardous chemicals must obtain an operation license for hazardous chemicals, and it is not allowed to purchase hazardous chemicals from any entity which is unlawfully engaged in the production or business operations of hazardous chemicals, or operate hazardous chemicals without the chemical safety technical instructions or chemical safety labels.

Regulations on the Operation Permit of Hazardous Chemicals

According to the Administrative Measures of the Operation Permit of Hazardous Chemicals, which was issued by the State Administration of Work Safety (currently known as the Ministry of Emergency Management) and was last amended on July 1, 2015, an enterprise engaged in the business operations of hazardous chemicals must obtain an operation permit for hazardous chemicals. To obtain this permit, an applicant must meet all the statutory requirements on premises to operate and store hazardous chemicals, operation and storage standards, special staff training, safety management system and safety operation protocols, and emergency rescue plan. When an operation permit for hazardous chemicals holder modifies its enterprise name, principal person in charge, registered address or hazardous chemical storage facilities and monitoring measures, it must, within 20 business days from the date of modification, file a written application for modification with the issuing agency for a new operation permit. For our business operations of hazardous chemicals, we have obtained the required permits according to the foregoing rules.

Regulations on the Operation of Precursor Chemicals

Precursor chemicals refer to certain chemicals that can be used in the manufacture of narcotic drugs. The production, distribution, purchase, transportation, import and export of precursor chemicals in mainland China are regulated by Regulation on the Administration of Precursor Chemicals adopted by the State Council, which became effective on November 1, 2005 and was last amended on September 18, 2018, and a catalogue of precursor chemicals which is divided into three categories: Category I covers the major materials to produce narcotic drugs, and Categories II and III cover the chemical auxiliary substances to produce narcotic drugs. To operate Category I pharmaceutical precursor chemicals, an enterprise needs to apply for an operating permit with the local counterparts of government’s drug administration department; and to operate Category I non-pharmaceutical precursor chemicals, an enterprise needs to apply for an operating permit with the local counterparts of government’s administration of work safety department of applicable level. An operator of Categories II or III precursor chemicals needs to make filings regarding the category, quantity and major transportation flow of the precursor chemicals that it operates to local counterparts of government’s administration of work safety department within 30 days from the commencement of its operation. For our business operations of precursor chemicals, we have obtained required record-filing certificates according to the foregoing rules.

Regulations on the Operation of Non-Pharmaceutical Precursor Chemicals

According to the Measures for the Licensing for Production and Operation of Non-Pharmaceutical Precursor Chemicals, which was promulgated by the Ministry of Emergency Management and became effective on April 15, 2006, an enterprise must obtain a license to produce or operate non-pharmaceutical precursor chemicals of Catalogue I, and make filings with local counterparts of government’s administration of work safety department to produce or operate non-pharmaceutical precursor chemicals of Catalogue II or III. Production or operation of non-pharmaceutical precursor chemicals without proper license or filing may lead to fines, confiscation of illegal gains, revocation of business license, and non-acceptance of future application for license or filings. For our business operations of non-pharmaceutical precursor chemicals, we have obtained required record-filing certificates according to the foregoing rules.

Regulation Related to Business Activities involving Medical Devices

The Regulation on the Supervision and Administration of Medical Devices, which became effective on April 1, 2000 and was last amended on June 1, 2021, regulates the research and development, production, operation and use of medical devices in mainland China. Medical devices are divided into three classes based on risk levels. Class I medical devices have low risks, whose safety and effectiveness can be ensured through routine administration. Class II medical devices have moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices have relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness.

The Measures for the Supervision and Administration of the Operation of Medical Devices, which became effective on October 1, 2014 and was last amended on May 1, 2022, regulates the business activities involving medical devices in mainland China. Business activities involving medical devices are regulated in accordance with risk levels of the medical devices. No filing or license is required for business activities involving Class I medical devices. Filing is required for business activities involving Class II medical devices. A license is required for business activities involving Class III medical devices. For our business activities involving medical devices, we have obtained required permits according to the foregoing rules.

Regulation Related to Product Quality and Consumers Protection

According to the PRC Civil Code, which became effective on January 1, 2021, in the event of damages arising from a defective product, the victim may seek compensation from either the manufacturer or seller of such a product. If the defect is caused by the seller, the manufacturer shall be entitled to seek reimbursement from the seller upon compensation of the victim.

According to the PRC Product Quality Law, which was promulgated by the Standing Committee of the National People’s Congress, became effective on September 1, 1993 and was last amended on December 29, 2018, provides that products for sale must satisfy safety standards and sellers must adopt measures to maintain the quality of products for sale. Sellers are not allowed to not mix impurities or imitations into products, sell counterfeit goods as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of the proceeds from the sales of products illegally manufactured or sold, and revoking business license. Severe violations may subject the responsible individual or enterprise to criminal liabilities.

According to the PRC Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was last amended on March 15, 2014, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. Where a business operator has discovered any defect in the goods or services that may endanger personal or property safety, the business operator must immediately report to the administrative authorities and notify consumers, and adopt measures such as suspension of selling, alert, recall, decontamination, destruction and suspension of manufacturing or services. The business operator bears necessary expenses due to recalls of goods incurred by consumers. If a business operator deceives consumers or knowingly sells substandard or defective products, it should compensate consumers for their losses and pay additional damages equal to three times the price of the goods or services.

Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and was last amended on October 23, 2020, further clarifies the scope of consumers’ rights to make returns without a reason, the standard of “good condition,” and return procedures.

Regulation Related to Value-Added Telecommunications Services

Regulation on Value-Added Telecommunications Services

The primary regulation governing telecommunications services is PRC Telecommunications Regulations, which were promulgated by the State Council, became effective on September 25, 2000 and was last amended on February 6, 2016. Under the PRC Telecommunications Regulations, a telecommunications service provider is required to obtain an operating license from the Ministry of Industry and Information Technology or its provincial counterparts, prior to the commencement of its operations. Otherwise, the operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains. In case of serious violations, the operator’s websites may be ordered to be closed.

The PRC Telecommunications Regulations categorize all telecommunication services in mainland China as either basic telecommunications services or value-added telecommunications services, and value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The Administrative Measures for Telecommunications Business Operating License, which was promulgated by the Ministry of Industry and Information Technology, became effective on April 10, 2009 and was last amended on September 1, 2017, sets forth more specific requirements regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses. Pursuant to these administrative measures, a commercial operator of value-added telecommunication services must first obtain a Value-Added Telecommunication License. These measures also provide that an operator providing value-added services in multiple provinces is required to obtain a cross-region Value-Added Telecommunication License, whereas an operator providing value-added services in one province is required to obtain an intra-provincial Value-Added Telecommunication License. Pursuant to these administrative measures, any telecommunication services operator must conduct telecommunication business pursuant to the type and within the scope of business as specified in its Value-Added Telecommunication License.

Pursuant to the Catalog of Telecommunications Services, which was promulgated by the Ministry of Information Industry (the predecessor of the Ministry of Industry and Information Technology), became effective on April 1, 2003 and was last amended on June 6, 2019, both online data processing and transaction processing services and internet information services fall within Class II value-added telecommunication services. The “online data processing and transaction processing services” refer to the online data processing and transaction processing services provided for users through public communication networks or the internet, using various kinds of data and transaction processing application platforms connected to various kinds of public communication networks or the internet. A telecommunication services operator engaged in online data processing and transaction processing services is required to obtain a Value-Added Telecommunication License for online data processing and transaction processing services. The “information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. The Administrative Measures on Internet Information Services, which was promulgated by the State Council, became effective on September 25, 2000 and was last amended on January 8, 2011, sets out guidelines on the provision of internet information services and classifies internet information services into commercial internet information services and non-commercial internet information services. Pursuant to these administrative measures, commercial internet information services refer to the provision with charge of payment of information or website production or other service activities to online users via the internet, and non-commercial internet information services refer to the provision with free of charge of information that is in the public domain and openly accessible to online users via the internet. These administrative measures also require that a provider of commercial internet information services shall obtain a Value-Added Telecommunication License for internet information services, and further require that a provider of non-commercial internet information services shall carry out record-filing procedures with the provincial level counterparts of the Ministry of Industry and Information Technology. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Regulation on Foreign Investment Restriction on Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and last amended on May 1, 2022, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. According to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the Ministry of Industry and Information Technology on June 19, 2015, foreign investors are allowed to hold up to 100% of the equity interest in the online data processing and transaction processing business (operational e-commerce) in mainland China, while other requirements provided by the Provisions on Administration of Foreign-Invested Telecommunications Enterprises still apply. The 2021 Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in domestic multiparty communication, storage-and-forward and call center businesses.

The predecessor to the Ministry of Industry and Information Technology issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, which became effective on July 13, 2006 and pursuant to which a foreign investor in the mainland China’s telecommunications service industry must establish a foreign-invested enterprise and apply for a telecommunications business operations license. This circular further requires that (i) Chinese domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications businesses operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in the PRC regulations. If a license holder fails to comply with the requirements in the circular and cure such non-compliance thereafter, the Ministry of Industry and Information Technology or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Regulations Related to Mobile Internet Applications

In addition to the telecommunications regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet apps is also regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the Cyberspace Administration of China, became effective on August 1, 2016 and was last amended on June 14, 2022. Pursuant to these administrative provisions, where an app provider provides any user with the information releasing, instant messaging and other services, it must verify the user’s mobile phone number, identity card number, unified social credit codes or other identity information. App providers shall not, for any reason, force users to consent to personal information processing, or refuse users to use their basic functions and services on the ground that users do not agree to providing unnecessary personal information. If an app provider violates the regulations and the service agreements, the application distribution platform must take measures to stop the violations, including giving a warning, suspending the service, disabling the app from the platform, keeping a record of the incident and reporting the incident to the governmental authorities.

Regulations on Advertising Services

The Standing Committee of the National People’s Congress enacted the PRC Advertising Law on October 27, 1994, which was last amended on April 29, 2021. The PRC Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. The PRC Advertising Law sets forth certain content requirements for advertisements including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest.

The State Administration for Market Regulation issued the Administrative Measures for Internet Advertising, which came into effect on May 1, 2023. The PRC Advertising Law and the Administrative Measures for Internet Advertising provide that online advertisements may not affect users’ normal use of internet and internet pop-up ads must display a “close” sign prominently and ensure one-click closing of the pop-up windows. Online advertisements must be recognizable by consumers as advertisements. With regard to the display of products or services in an order determined by competitive bidding, the publisher of such ordered information shall indicate conspicuously the word “advertisement” to distinguish them from information that result from natural searches. Except for circumstances where advertisements are prohibited from being published either directly or in a disguised form by laws and administrative regulations, advertisement publishers shall indicate conspicuously the word “advertisement” for goods or services promoted in the form of knowledge sharing, experience sharing, product or service evaluation with shopping links and other purchase methods attached.

Regulation Related to Internet Security and Personal Information Protection

Regulations Related to Internet Security

The Decision in Relation to Protection of Internet Security, which was enacted by the Standing Committee of the National People’s Congress on December 28, 2000 and was last amended on August 27, 2009, provides that, among other things, the following activities conducted through the internet are subject to criminal punishment if any of them constitutes a crime under PRC laws: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack the computer system and the communications network, thus damaging the computer system and the communications networks; (iii) violating national regulations, discontinuing the computer network or the communications service without authorization; (iv) leaking state secrets; (v) spreading false commercial information; and (vi) infringing intellectual property rights through internet.

The Provisions on Technological Measures for Internet Security Protection, which was promulgated by the Ministry of Public Security and became effective on March 1, 2006, requires internet service providers and organizations that use interconnection to implement technical measures for internet security protection, including technical measures for preventing any matter or act that may endanger network security, such as computer viruses, invasion, and attacks to or destruction of the network. All internet access service providers are required to take measures to keep a record of and preserve user registration information. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

The Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which became effective on June 1, 2017 and is applicable to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in mainland China. The PRC Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support to public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the PRC Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites and revocation of their business licenses.

On June 10, 2021, the Standing Committee of the National People’s Congress adopted the PRC Data Security Law, which became effective on September 1, 2021. The PRC Data Security Law is applicable to both data processing activities carried out within the territory of mainland China and data processing activities carried out outside mainland China that may harm the national security, public interests or the legitimate rights and interests of citizens or organizations of mainland China. The PRC Data Security Law provides that the state shall establish a classified and graded data protection system. The PRC Data Security Law also imposes general and comprehensive obligations on entities and individuals when carrying out data processing activities, including, but not limited to, establishing whole-process data security management systems, organizing data security trainings, implementing necessary measures to ensure data security, strengthening risk monitoring, notifying users and authorities of security incidents, and the conduction of regular risk assessments. The PRC Data Security Law also provides that the government shall establish data security review mechanism for data processing activities that affect or may affect national security. Violation of the PRC Data Security Law may cause such administrative penalties such as warnings, fines, confiscation of illegal gains, suspension of business and revocation of licenses and civil and criminal liabilities.

On November 14, 2021, the Cyberspace Administration of China promulgated discussion draft of Regulations on the Administration of Cyber Data Security, which proposes to provide more detailed guidelines on the current rules on various aspects of data processing, including, but not limited to, the processors’ announcement of data processing rules, obtaining consents and separate consents, security of important data and cross-border transfer of data, and further obligations of platform operators. Specifically, this draft proposes to provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests that affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. This draft also requires data processors processing over one million users’ personal information to comply with rules on processors of important data, including, but not limited to, carrying out the data security assessment annually and filing the report with competent authorities. As of the date of this annual report, this draft has yet to be adopted or become effective.

On December 28, 2021, the Cyberspace Administration of China and certain other PRC governmental authorities jointly released the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to these measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review. These measures also set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including, without limitation, risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments in relation to listing abroad.

On December 31, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly made public the Administrative Provisions on Algorithm Recommendation of Network Information Services, which became effective on March 1, 2022. These administrative provisions are applicable to providers of internet information service leveraging algorithmic recommendation technologies, which include the use of algorithmic technologies such as generation and synthesis, personalized push, sorting and selection, retrieval and filtering, and scheduling decision-making to provide information to users. These administrative provisions also set out obligations on such provides to protect the interests and rights of the users, especially the interests and rights of minors, elders and workers.

Regulations Related to Personal Information Protection

Pursuant to the Decision on Strengthening the Protection of Online Information, which was issued by the Standing Committee of the National People’s Congress and came into effect on December 28, 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, which was issued by the Ministry of Industry and Information Technology and came into effect on September 1, 2013, any collection and use of a user’s personal information must be legal, reasonable and necessary, and must be subject to the consent of the user and limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators shall collect and use personal information in compliance with the PRC Cybersecurity Law and shall be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators must not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by Ministry of Industry and Information Technology on October 31, 2019. The Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information, which took into effect on November 28, 2019. This regulation further illustrates certain commonly seen illegal practices of apps operators in terms of personal information protection, including (i) failure to publicize rules for collecting and using personal information; (ii) failure to expressly state the purpose, manner and scope of collecting and using personal information; (iii) collection and use of personal information without consent of users of such App; (iv) collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity; (v) provision of personal information to others without users’ consent; (vi) failure to provide the function of deleting or correcting personal information as required by laws; and (vii) failure to publish information such as methods for complaints and reporting. Any of the following acts of an app operator will constitute collection and use of personal information without consent of users: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, which became effective on April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which became effective on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of the provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

On August 20, 2021, the Standing Committee of the National People’s Congress adopted the PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law is intended to protect personal information rights and interests, regulate activities of processing personal information and promote the reasonable use of personal information. The PRC Personal Information Protection Law applies to personal information processing activities within mainland China, as well as processing activities outside mainland China that are purposed to provide any product or service to any natural person within mainland China or analyze or assess the behavior of that natural person within mainland China. The PRC Personal Information Protection Law sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information, as well as detailed requirements on the obligations and responsibilities of personal information processors, including, but not limited to, (i) obtaining consents for personal information processing, (ii) informing the individuals of the rules, purposes and impacts of personal information processing and how the individual can exercise their rights, (iii) reaching agreements with entrusted processors in terms of personal information processing, protection measures, and rights and obligations, and overseeing the data processing activities thereof; (iv) ensuring that the individuals have the channel to exercise their various personal information rights and respond to these rights; and (v) conducting personal information protection impact assessment under certain scenarios. Violation of the PRC Personal Information Protection Law may cause administrative penalties such as warnings, fines, confiscation of illegal gains, suspension of providing service and revocation of licenses, and civil and criminal liabilities.

In addition, pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity. For more details and related risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure or perceived failure to comply with existing or future laws and regulations related to personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.”

Regulation Related to E-Commerce

To regulate the e-commerce industry, on August 31, 2018, the Standing Committee of the National People’s Congress promulgated the PRC E-Commerce Law, which became effective on January 1, 2019. The PRC E-commerce Law imposes a series of requirements on e-commerce platform operators. Pursuant to the PRC E-commerce Law, an e-commerce platform operator shall respect and equally protect the legitimate interests of the consumers and provide options to consumers without targeting at their personal characteristics. The PRC E-commerce Law requires an e-commerce platform operator to, among other things, verify and register the identities, addresses, contacts and licenses of merchants who apply to provide goods or services on its platform, establish registration archives and update information on a regular basis; submit the identification information and tax-related information of the merchants on its platform to governmental authorities as required and remind the merchants to complete the registration with the governmental authorities; establish intellectual property rights protection rules, and take necessary measures against infringement of intellectual property rights by merchants on its platform. In addition, an e-commerce platform operator is not allowed to impose unreasonable restrictions over or add unjustified conditions to transactions concluded on its platform by merchants, or charge merchants operating on its platform any unreasonable fees. An e-commerce platform operator shall assume joint liabilities with the third-party merchants on its platform and may be subject to warnings and fines up to RMB2,000,000 where the operator fails to take necessary measures when it knows or should have known that the products or services provided by the third-party merchants on its platform do not meet the personal or property safety requirements or third-party merchants’ other acts may infringe on the lawful rights and interests of the consumers or any intellectual property rights of any other third parties.

According to the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, customers are entitled to return goods without reason, except for customized goods, fresh and perishable goods, audio-visual products, computer software and other digital products which are downloaded online or whose packages have been opened by consumers, and delivered newspapers or periodicals, and such other merchandize which is, as confirmed by the consumer at the time of purchase, not fit for the return policy by nature. Where the goods returned are intact, the online seller shall refund to the consumer the payments made for the goods within seven days upon receipt thereof.

On June 12, 2019, the State Post Bureau and the Ministry of Commerce promulgated the Guiding Opinions on Regulating the Interconnection and Sharing of Data between Express Delivery and E-commerce Industries, which provides that, if e-commerce participants agree to deliver commodities through express delivery, an e-commerce platform operator shall provide the necessary delivery data to an express delivery service provider through the agreed means of data transmission. The e-commerce platform operator cannot, by restricting the interconnection and sharing of data, hinder the e-commerce participants from freely choosing the express delivery service. When collecting and sharing user information, e-commerce platform operators engaged in express delivery business must abide by the provisions of laws and administrative regulations on information protection, and the user information cannot be used for purposes unrelated to the delivery service they provide.

On March 15, 2021, the State Administration for Market Regulation issued the Administration Measures for the Supervision of Online Transactions, which became effective on May 1, 2021, providing specific rules for the online transaction operators, such as clarifying the specific acts infringing consumers’ personal information in online transactions, elaborating the prohibited contents that may not be contained in the standard terms, notifications and statements used by the online transaction operators, and measures to supervise sales of goods or provision of services through social network and live streaming.

Regulation Related to Intellectual Property

Patent

Patents in mainland China are principally protected under the PRC Patent Law, which became effective on April 1, 1985 and was last amended on June 1, 2021, and the Implementation Rules of the PRC Patent Law, which was promulgated by the State Council on June 15, 2001 and last amended on January 20, 2024. The Chinese patent system adopts a “first-to-file” principle. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. The duration of a patent right is 10 years, 15 years or 20 years from the date of application, depending on the type of patent right.

Copyright

Copyright in mainland China, including copyrighted software, is principally protected under the PRC Copyright Law and related rules and regulations. Under the PRC Copyright Law, which became effective on June 1, 1991 and was last amended on June 1, 2021, the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, which became effective on July 1, 2006 and was last amended on March 1, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and internet service providers.

The Computer Software Copyright Registration Measures, which was promulgated by the National Copyright Administration on April 6, 1992 and was last amended on February 20, 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration that administers software copyright registration and the Copyright Protection Center of China, is designated as the software registration authority. The Copyright Protection Center of China shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Computer Software Copyright Registration Measures and the Computer Software Protection Regulations.

Trademark

Registered trademarks in mainland China are protected under the PRC Trademark Law, which became effective on March 1,1983 and was last amended on November 1, 2019, and related rules and regulations. Trademarks are registered with the Trademark Office of National Intellectual Property Administration under the State Administration for Market Regulation, formerly the Trademark Office under this administration. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Trade Secrets

According to the PRC Anti-unfair Competition Law, which was promulgated by the Standing Committee of the National People’s Congress in September 1993 and was last amended on April 23, 2019, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (i) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using or permitting others to use the trade secrets obtained illegally under item (i) above; (iii) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence; or (iv) instigating, inducing or assisting others to violate a confidentiality obligation or to violate a rights holder’s requirements on keeping confidentiality of trade secrets, disclosing, using or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties.

Domain Name

Domain names in mainland China are protected under the Administrative Measures on Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology and became effective on November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations of Anti-counterfeiting

According to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement of the exclusive right to use a registered trademark. The infringing party will be ordered to cease infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for damages suffered by the owner of the intellectual property rights, which will be equal to the gains obtained by the infringing party or the losses suffered by the owner as a result of the infringement, including reasonable expenses incurred by the owner in connection with enforcing its rights.

Under the PRC Civil Code, an Internet service provider may be subject to joint liability if it is aware that an Internet user is infringing upon the intellectual property rights of others through its Internet services, such as selling counterfeit products, and fails to take necessary measures to stop that activity. If an Internet service provider receives a notice from an infringed party regarding an infringement, the Internet service provider is required to take certain measures, including deleting, blocking and unlinking the infringing content, in a timely manner.

In addition, under the Administration Measures for the Supervision of Online Transactions, an operator of an online trading platform must adopt measures to ensure safe online transactions, protect consumers’ rights and prevent unfair competition. Please see “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for further information about our intellectual properties.

Regulations on Employment and Social Welfare

Labor Law and Labor Contract Law

The PRC Labor Law, which became effective on January 1, 1995 and was last amended on December 29, 2018, and its implementation rules provide that enterprises and institutions must establish and improve work safety and health system, strictly enforce national regulations and standards on work safety and health, and carry out work safety and health education for workers. Working safety and health facilities shall meet national standard. Enterprises and institutions shall provide workers with working safety and health conditions meeting national rules and standards on labor protection.

The PRC Labor Contract Law, which became effective on January 1, 2008 and was last amended on July 1, 2013, primarily aims at regulating rights and obligations of employer and employee relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the PRC Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.

Social Insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and last amended on January 1, 2011, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the PRC Social Insurance Law implemented on July 1, 2011 and last amended on December 29, 2018, employers are required to provide their employees in mainland China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulates that the State Administration of Taxation is solely responsible for collecting social insurance premiums. As required by PRC law and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments for our employees in mainland China, including pension, unemployment insurance, childbirth insurance, work-related injury insurance and medical insurance.

Housing Fund

In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council, became effective on April 3,1999 and was last amended on March 24, 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. As required by PRC law and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments for our employees in mainland China, including the housing fund.

Labor Dispatch

Pursuant to the PRC Labor Law and Interim Provisions on Labor Dispatch, which became effective on March 1, 2014, labor dispatch employment is a supplemental form, which can only be adopted for temporary, auxiliary or alternative job positions. Temporary positions are positions subsisting for no more than six months; auxiliary positions are positions of non-major business serving for major businesses; and alternative positions are positions that can be held by dispatched laborers for a certain period of time, during which the former laborers are temporarily out of their positions for reasons. An employer is required to strictly control the number of dispatched laborers not to exceed 10% of the total number of its labor force. We are required to comply with the foregoing rules with respect to our labor dispatch arrangements in mainland China.

Regulations Related to Land Use

Regulation on Land Use Rights and Construction Projects

The PRC Land Administration Law, which was issued by the Standing Committee of the National People’s Congress on January 1, 1999 and was last amended on January 1, 2020, and other mainland China land laws stipulate that there are two kinds of land in mainland China: (i) collectively owned land, which is normally owned by farmers or villages for agricultural use; and (ii) state-owned land, whose land use right is subdivided into allocated and granted land use rights. Allocated land use rights are granted by the Chinese government to an entity for a particular purpose (e.g., research, military, medical, etc.). These allocated rights are inferior to granted land use rights in that they must be used for specified purpose and cannot be transferred, leased or mortgaged. Granted land use rights, on the other hand, are paid for and can be used for commercial and industrial purposes. Land may be designated for commercial, industrial, residential or other purposes and may not be used for any non-designated purpose. The land authorities may impose administrative sanctions, including fines, injunction orders or even confiscation of the land use rights, for any breach of this provision. The term of land use rights varies depending on the designated purpose. A land user may extend the term by entering into a contract to extend the term and paying an additional land grant fee to the land authorities. Upon the execution of a land use rights grant contract and payment of the land grant fee, owners of land use rights will be issued a State-owned land use certificate, which sets forth, among other things: (i) the nature of the land use right (granted or allocated); (ii) designated purpose of the land; (iii) term of the land use right; (iv) the location and size of the land; and (v) whether the land use rights are subject to any security interest. This certificate is the primary evidence of legal and valid land use rights.

PRC laws require that, before commencing the construction of a building, an entity must obtain permits from various authorities. These permits include, without limitation, a state-owned land use certificate, a planning permit of land for construction use, a permit for planned construction project, and a construction permit. After the completion of construction, the entity shall also apply to competent authorities for inspection and acceptance of the construction project and then obtain a certificate for completion acceptance of construction project as well as a title certificate for building. We are constructing a factory to manufacture selected products under our own brand names on a parcel of land in Taicang, Jiangsu Province. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are subject to risks related to our use of a parcel of land in Taicang, Jiangsu Province.”

Regulation Related to Fire Prevention

Pursuant to the PRC Fire Prevention Law, which became effective on September 1, 1998 and was last amended on April 29, 2021, and other laws and regulations, the emergency management authority of the State Council and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The PRC Fire Prevention Law provides that the fire prevention design or construction of a construction project must meet the national fire prevention technical standards.

Pursuant to the PRC Fire Prevention Law, the constructor or user entity shall apply to the fire and rescue department of the local government at or above county level for a fire safety inspection before a public gathering place is put into use or opens for business. Failure to obtain proper fire safety inspection or approval could lead to suspension of construction, usage, and business operations as well as fines ranging from RMB30,000 to RMB300,000.

According to the Eight Measures for the Public Security Fire Department to Deepen Reform and Serve Economic and Social Development promulgated by the Ministry of Public Security of the PRC in August 2015, the filing of fire protection design and completion acceptance with respect to fire protection of construction projects with an investment of less than RMB300,000 or a building area of less than 300 square meters (or below the limit set by the housing and urban construction department of the provincial people’s government) was no longer required.

Regulation Related to Foreign Exchange and Dividend Distribution

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in mainland China are the Foreign Exchange Administration Regulations, which became effective on April 1, 1996 and was last amended on August 5, 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of mainland China.

SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which became effective on December 17, 2012 and was last amended on December 30, 2019. The circular substantially amends and simplifies the foreign exchange procedure. Pursuant to the Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in mainland China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which became effective on June 1, 2015 and was last amended on March 23, 2023. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

Besides, the PRC governmental authorities have gradually relaxed restrictions on the settlement of the foreign exchange capitals of foreign-invested enterprises in recent years. In March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, which allows all foreign-invested enterprises established in mainland China to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in prior regulations. However, this circular continues to prohibit foreign-invested enterprises from using Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE further promulgated the Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, which became effective on June 9, 2016 and was last amended on December 4, 2023, providing that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). On October 23, 2019, SAFE further issued the Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment, which became effective on the same day. This circular allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in mainland China as long as such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. In addition, it stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the banks in advance for those domestic payments. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.”

Regulation on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises is the PRC Company Law. Under these laws and regulations, foreign-invested enterprises in mainland China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with accounting standards in mainland China and regulations. In addition, a Chinese company, including a foreign-invested enterprise in mainland China, is required to allocate at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprise. A Chinese company may, in its discretion, allocate a portion of its after-tax profits based on accounting standards in mainland China to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control in January 2017, which stipulates several capital control measures with respect to outbound remittance of profits from domestic entities to offshore entities, including the following: (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, domestic entities shall make detailed explanations of sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Regulation on Foreign Exchange Registration of Overseas Investment by PRC residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, which became effective on July 4, 2014. This circular regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in mainland China. Under this circular, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by Chinese residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in mainland China by Chinese residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. This circular also provides that, before making a contribution into a special purpose vehicle, Chinese residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which has amended the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles by requiring Chinese residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Chinese residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the Chinese residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject Chinese residents or entities to penalties under mainland China foreign exchange administration regulations. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit the ability of our mainland China subsidiaries to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions.”

Regulation Related to Stock Incentive Plans

On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies. Under this notice and other rules and regulations, domestic individuals, which means the Chinese residents and non-PRC citizens residing in mainland China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are Chinese residents must retain a qualified mainland China agent, which could be a Chinese subsidiary of the overseas publicly listed company or another qualified institution selected by the Chinese subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the mainland China agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the mainland China agent or the overseas entrusted institution or other material changes. The mainland China agents must, on behalf of the Chinese residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the Chinese residents’ exercise of the employee share options. The foreign exchange proceeds received by the Chinese residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in mainland China opened by the mainland China agents before distribution to such Chinese residents. In addition, the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles provides that Chinese residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our plan participants or us to fines and other legal or administrative sanctions.”

Regulation Related to Tax

Enterprise Income Tax

Under the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was last amended on December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in mainland China should pay an enterprise income tax in connection with their income from mainland China at the tax rate of 10%. An enterprise established outside of mainland China with its “de facto management bodies” located within mainland China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes. The implementing rules of the PRC Enterprise Income Tax Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting and properties” of the enterprise. Enterprises which qualify as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

The PRC Enterprise Income Tax Law and the implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in mainland China, or (ii) have an establishment or place of business in mainland China, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within mainland China. Such income tax on the dividends may be reduced pursuant to a tax treaty between mainland China and other jurisdictions. Pursuant to the Arrangement Between Mainland China and Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such double tax avoidance arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the competent tax authority. However, according to the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if the tax authorities of mainland China determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such tax authorities of mainland China may adjust the preferential tax treatment; and according to the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the State Administration of Taxation and effective from April 1, 2018, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners.” For more details and relevant risks, please see “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Taxation—Mainland China.”

Value-added Tax and Business Tax

Pursuant to PRC tax regulations, an entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, the business tax may be exempted subject to approval by the tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC, which became effective on January 1, 1994 and was last updated on November 19, 2017, and its implementation regulations, unless otherwise specified by the laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into mainland China is generally required to pay a value-added tax for revenues generated from sales of products, while qualified input value-added tax paid on taxable purchase can be offset against such output value-added tax.

On November 16, 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and related notices, value-added tax is generally imposed in lieu of business tax in the modern service industries, including the value-added tax, on a nationwide basis. A rate of 6% of value-added tax applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input value-added tax paid on taxable purchases against the output value-added tax chargeable on the modern services provided.

The Notice on Adjustment of Value-Added Tax Rates, which became effective on May 1, 2018, and the Announcement on Relevant Policies for Deepening Value-added Tax Reform, which became effective on April 1, 2019, adjusted the value-added tax rates applicable to the taxable goods stipulated by the Provisional Regulations on Value-Added Tax of the PRC. Currently, sale of goods shall be subject to value-added taxes at a rate of 13%, except for the export of goods (which shall be subject to no value-added taxes) and the sale of certain types of goods (which shall be subject to value-added taxes at a rate of 9%). For more details and relevant risks, please see “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Taxation—Mainland China.”

Dividend Withholding Tax

The PRC Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in mainland China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within mainland China.

Pursuant to the Arrangement Between Mainland China and Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, according to the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the tax authorities of mainland China determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such tax authorities of mainland China may adjust the preferential tax treatment. Pursuant to the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties, which became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove his or her status as the “beneficial owner” must submit the required documents to the tax bureau pursuant to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements. For more details and relevant risks, please see “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Taxation—Mainland China.”

Tax on Indirect Transfer

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC resident enterprises, pursuant to which an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to considered include, inter alia, whether the main value of the equity interest of the offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the offshore enterprise mainly consists of direct or indirect investment in mainland China or if its income is mainly derived from mainland China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to this circular, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. This circular does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the State Administration of Taxation issued the Circular on Issues of Tax Withholding Regarding Non-PRC resident enterprise Income Tax, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued by the State Administration of Taxation on June 15, 2018. The Circular on Issues of Tax Withholding Regarding Non-PRC resident enterprise Income Tax further elaborates the implementation rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC resident enterprises. The Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC resident enterprises may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.”

Regulations on Anti-Monopoly

The PRC Anti-monopoly Law, which was adopted by Standing Committee of the National People’s Congress, became effective on August 1, 2008 and was last amended on August 1, 2022, provides the regulatory framework for the mainland China anti-monopoly. Under the PRC Anti-monopoly Law, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition.

Pursuant to the PRC Anti-monopoly Law, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position, including conducting the following acts: (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with their trading counterparts; (iv) without justifiable reasons, allowing trading counterparts to make transactions exclusively with itself or with the business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions to transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among their trading counterparts who are on an equal footing; and (vii) other acts determined as abuse of dominant market position by the governmental authorities.

Pursuant to the PRC Anti-monopoly Law and related regulations, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the State Administration for Market Regulation), (i) during the previous fiscal year, the total global turnover of all undertakings participating in the concentration exceeded RMB12 billion, and at least two of these undertakings each had a turnover of more than RMB800 million within China; or (ii) during the previous fiscal year, the total turnover within China of all the undertakings participating in the concentration exceeded RMB4 billion, and at least two of these undertakings each had a turnover of more than RMB800 million within China are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means.

In addition, pursuant to the PRC Anti-monopoly Law and related regulations, entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition, is prohibited, unless such agreements satisfy the specific exemptions prescribed therein, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings.

If business operators fail to comply with the PRC Anti-monopoly Law or other relevant regulations, the anti-monopoly agency is empowered to cease the infringing activities, unwind the transactions and confiscate illegal gains and fines.

On February 7, 2021, the Anti-monopoly Commission of the State Council published Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which specify circumstances where an activity of an internet platform will be identified as monopolistic act as well as merger controlling filing procedures, which may be applicable to our mainland China subsidiaries. On March 12, 2021, the State Administration for Market Regulation published several administrative penalty cases about concentration of business operators that violated PRC Anti-monopoly Law in the internet sector.

In July 2021, the State Administration for Market Regulation released the revised Draft Provisions on the Administrative Penalties on Price-related Violation for Public Comment, which proposed significant penalties, including fines of up to 10% of revenue during the violation period, suspension of business or revocation of business license, for a number of price-related violations, such as below-cost pricing to squeeze out competitors, price discrimination, manipulation of market prices and fraudulent pricing. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure or perceived failure by us to comply with the anti-monopoly and anti-unfair competition laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.”

Regulations on M&A Rules and Overseas Listings

Six PRC regulatory agencies, including the CSRC, adopted the M&A Rules, which became effective on September 8, 2006 and was last amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when purchasing equity interests in a domestic company or subscribe the increased capital of a domestic company, which results in changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in mainland China and purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company and establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of Chinese domestic companies and controlled by Chinese companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

However, the PRC Foreign Investment Law has partly replaced the M&A Rules in terms of its rules on equity or assets acquisition of a non-related domestic company by a foreign investor. The equity and assets acquisition of a related domestic company by a foreign investor shall still be subject to the M&A Rules.

On July 6, 2021, the General Office the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the supervision over overseas listings by China-based companies and proposed to take effective measures, such us promoting the establishment of regulatory systems to deal with the risks and incidents faced by China-based overseas listed companies.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, which became effective on March 31, 2023, and five supporting guidelines on CSRC’s official website. These measures impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises. Under these measures, domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC within three working days following the submission of an application for initial public offering or listing. Starting from March 31, 2023, domestic enterprises that have submitted valid applications for overseas offerings and listings but have not obtained the approval from the overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC for such offerings, and the CSRC must have concluded the filing procedure and published the filing results on the CSRC website, prior to the completion of the overseas offerings and listings. Under these measures and the supporting guidelines, such filings shall include, among other documents, (i) a filing report, (ii) regulatory opinions, filing or approval documents issued by the competent authorities of the industry concerned (if applicable), (iii) opinions on the security assessment and review issued by the competent department of the State Council (if applicable), (iv) legal opinions and undertakings issued by PRC counsel, and (v) the listing documents. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC laws and regulations, and if required, we cannot predict whether or for how long we will be able to obtain such approval.”

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report:

We do not currently use, and have not used in the past, a variable interest entity structure.

ZKH Group Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through our mainland China subsidiaries. Under this holding company structure, investors in the ADSs are purchasing equity interests in the Cayman Islands holding company and are not purchasing equity securities of our operating subsidiaries in mainland China.

D.Property, Plants and Equipment

Our headquarters is located in Shanghai, where we lease and occupy an office building with an aggregate floor area of approximately 10,300 square meters as of December 31, 2023. We lease other offices in Beijing Shenzhen, Suzhou and Wuhan with an aggregate floor area of approximately 21,000 square meters as of December 31, 2023. The lease agreements expire between November 30, 2024 to March 31, 2026.

We leased 30 distribution centers in Shanghai, Wuhan, Chengdu, Xi’an and other major cities in China, which have an aggregate floor area of approximately 189,000 square meters as of December 31, 2023. We operated 96 transit warehouses with an aggregate floor area of approximately 54,000 square meters as of December 31, 2023. Our comprehensive fulfillment facilities covered the majority of major industrial hubs in China.

As of December 31, 2023, most of our system hardware is hosted in 286 leased facilities located in Hangzhou and our back-up systems are hosted in 81 leased facilities located in Beijing and Hangzhou.

We are constructing a factory to manufacture selected products under our own brand names on a parcel of land of 36,411 square meters in Taicang, Jiangsu Province. We entered into an agreement to acquire use right of this parcel of land for RMB10.9 million in December 2022 and we obtained the land use right certificate in January 2023. Under this land use right agreement, we committed to making at least RMB273.1 million capital expenditures in connection with our construction plan. Our additional planned but not committed capital expenditures in connection with such construction plan is estimated to be approximately RMB206.9 million. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Material cash requirements.” We commenced the construction in the third quarter of 2023 and plan to complete the construction by the end of 2024.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report on Form 20-F.

A.Operating Results

Overview

We are a leading MRO procurement service platform in China. We provide one-stop MRO procurement and management services for our customers, and offer digital and fulfillment solutions for participants along the industry value chain.

Our revenue model includes a product sales model and a marketplace model. Our product sales model contributes the majority of our revenues. Under our product sales model, we purchase products from suppliers and sell them to our customers. Under our marketplace model, suppliers sell products to customers over our platform and pay us commissions on their sales.

Our GMV reached RMB8.6 billion in 2021, increased by 9.2% to RMB9.4 billion in 2022, and further increased by 18.2% to RMB11.1 billion (US$1.6 billion) in 2023.

Our net revenues reached RMB7,654.6 million in 2021, increased by 8.6% to RMB8,315.2 million in 2022, and further increased by 4.9% to RMB8,721.2 million (US$1,228.4 million) in 2023. As we recognize net revenues from our marketplace model on a net basis, the greater contribution from our marketplace model may lead to further divergence between the growth rates of our GMV and total net revenues.

Our gross profit, calculated by subtracting cost of revenues from net revenues, increased by 26.7% from RMB1,039.8 million in 2021 to RMB1,317.7 million in 2022 and further increased by 10.2% to RMB1,452.4 million (US$204.6 million) in 2023. Our gross margin, representing gross profit as a percentage of net revenues, was, 13.6%, 15.8% and 16.7% in 2021, 2022 and 2023, respectively.

Our loss from operations, calculated by subtracting operating expenses from gross profit, decreased by 38.2% from RMB1,110.4 million in 2021 to RMB685.7 million in 2022, and further decreased by 41.9% to RMB398.7 million (US$56.2 million) in 2023. Our operating margin, representing loss from operations as a percentage of net revenue, was -14.5%, -8.2% and -4.6% in 2021, 2022 and 2023, respectively.

We incurred net loss of RMB1,094.1 million, RMB731.1 million and RMB304.9 million (US$42.9 million) in 2021, 2022 and 2023, respectively.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors affecting China’s MRO procurement service market, including China’s overall economic growth, the competitive environment in China and the changes in the cost of raw materials used in our products. In addition, our results of operations and financial condition are also affected by factors driving the MRO procurement service market in China, such as the number and performance of industrial enterprises, the acceptance and extent of digital transformation of MRO procurement services, the scope of MRO products and service offerings, fulfillment capabilities, and the availability of advanced digital solutions and intelligent services. Unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by the following specific factors.

Our ability to expand our customer base, especially the number of high-spending customers

Growth in the number of customers is a key driver of our revenue growth, as substantially all of our revenues are generated from selling MRO products. The continued growth of our customer base depends on our ability to retain existing customers and acquire new customers. The number of our customers increased from over 52,000 in 2021 to over 58,000 in 2022, and further to over 66,000 in 2023. In order to enhance our acquisition and retention of customers, we will continue adjusting the mix of our product and service offerings, maintaining and deepening relationships with existing customers, exploring new services, features and functionalities responsive to customers’ demands, and promoting our brands recognition.

The number of ZKH customers who contributed GMV of more than RMB1 million to us in a given year was over 1,100 in 2021, over 1,200 in 2022 and over 1,300 in 2023. Over the years, our customers have exhibited significant loyalty to our platform. Approximately 97.0% of our top 500 customers in terms of GMV in 2022 transacted with us in 2023. High-spending customers are important to our business because they are enterprises with steady demand for MRO products and stable procurement schedules. To improve the spending from our existing customers, we plan to customize our services based on our analysis of customers’ historical MRO procurement patterns, upgrade our fulfillment services, recommend digital solutions to help them digitalize their business operations, and introduce new product and service offerings.

Our business and product mix

Our results of operations are affected by the mix of business models that we operate. By customer type, we mainly serve large to mid-size enterprise customers on our ZKH platform and micro businesses on our GBB platform. By revenue model, we derive revenue from our product sales model and our marketplace model. Under our product sales model, we purchase products from suppliers and sell them to our customers. Under our marketplace model, suppliers sell products to customers over our platform and pay us commissions on their sales. On our ZKH platform, we operate both product sales and marketplace models, and on our GBB platform, we currently primarily operate our product sales model. As GBB customers generally use cash settlement with no credit term and most of them are trading companies which will resell the products procured on our platform, we generally set prices on our GBB platform to be lower than our ZKH platform, which explains the higher gross margin of our ZKH platform.

Our cost of revenues primarily consists of purchase price of products under our product sales model, and also includes inbound shipping charges and write-downs of inventories. We incur minimal cost of revenues under our marketplace model, which has a significantly higher gross margin than our product sales model. We expect our cost of revenues to increase in absolute amounts as we continue to grow our business. However, we believe our expansion in business scale and transaction volume will help us obtain more favorable terms from suppliers, including pricing terms, and our expansion in our marketplace model will improve the overall gross margin of our business.

Our results of operations are also affected by the mix of products sold on our platform. Our product lines can be broadly divided into five categories: spare parts, chemicals, manufacturing parts, general consumables, and office supplies. Different products may have different gross margins. Our product capability is driven by our ability to offer suitable products for customers. We will continue to invest in our product team to constantly optimize the selection of SKUs on our platform. The product mix on our platform may change from time to time in response to customers’ evolving procurement demands, which may impact our gross margin.

Our ability to manage operating expenses

Our results of operations depend in part on our ability to manage our operating expenses, including fulfillment expenses, sales and marketing expenses, general and administrative expenses and research and development expenses. We expect our operating expenses to increase in absolute amounts in the foreseeable future as we keep growing our business and hire more personnel. We will continue our initiatives to control our operating expenses, for example, through the adoption of direct shipping from suppliers to customers to reduce our fulfillment expenses. As our business scale grows, we believe we will have more operating leverage on our operating expenses.

Our ability to expand and maintain relationships with suppliers and service providers

Maintaining healthy collaborative relationships with MRO product suppliers and fulfillment service providers is critical to our business success. We source MRO products from suppliers for transactions on our platform. As our business grows in scale, we expect to further increase our purchase volume. We believe that this will solidify and expand our business relationships with suppliers, which in turn would help us to enhance our product selection and offer products at better prices for our customers. As we attract more customers and generate greater transaction volume on our platform, we must maintain strong relationships with suppliers and service providers to ensure sufficient supply of MRO products and superior fulfillment experiences.

Our ability to manage working capital

Our ability to effectively manage our working capital affects our operating cash flow. We actively manage our accounts receivable, accounts payable and inventory pursuant to our internal protocols and policies. For accounts receivable and accounts payable, we perform credit assessments and take transaction amount, business relationship and business prospects into consideration when evaluating our customers and suppliers’ performance before conducting transactions with them. We plan to optimize our business arrangements with our transaction counterparties. We expect our GBB platform to positively impact our cash flow, as GBB customers generally use cash settlement with no credit term. We will continue to optimize our inventory management via system integration with more suppliers, the usage of direct shipping in more orders and the reduction of secondary transport movements from warehouses to customers as appropriate.

Key Components of Results of Operations

Revenues

Our net revenues are comprised of net product revenues, net service revenues and other revenues. The following table sets forth the components of our revenues and percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Net product revenues
From ZKH platform	6,549,947	85.6	7,277,260	87.5	7,381,501	1,039,663	84.6
From GBB platform	950,089	12.4	809,660	9.7	960,102	135,228	11.0
Net service revenues	116,692	1.5	179,508	2.2	307,412	43,298	3.5
Other revenues	37,863	0.5	48,808	0.6	72,160	10,164	0.8
Total	7,654,591	100.0	8,315,236	100.0	8,721,175	1,228,352	100.0

Under our product sales model, we purchase products from suppliers and sell them directly to our customers. Net product revenues are derived from the sales price of the MRO products sold directly to customers, net of discounts and return allowances when the products are delivered to customers. We record revenues from our product sales model on a gross basis as we act as the principal in these transactions.

Under our marketplace model, suppliers sell products to customers over our platform and pay us commissions on their sales. Net service revenues consist of such commissions earned from suppliers for sales made through our platform. We recognize service revenues on a net basis as we act as an agent in these transactions, net of the return allowances, when the products are delivered to customers. Since net service revenues are recognized on a net basis, a higher proportion of GMV generated from our marketplace model tends to increase the difference between our GMV and net revenues. In 2021, 2022 and 2023, we derived net product revenues from both our ZKH platform and our GBB platform, and a majority of net service revenues from our ZKH platform.

Other revenues primarily consist of revenues generated from providing operating lease services covering certain types of machinery and equipment and testing and repairment services as well as warehousing and logistics services.

Cost of revenues

Purchase price of products constitutes the majority of cost of revenues. Cost of revenues also includes inbound shipping charges and write-downs of inventories. The cost of revenues does not include outbound shipping and handling expenses, payroll and benefits of logistic staff or logistic centers rental expenses, which are included in fulfillment expenses. We recorded cost of revenues of RMB6,614.8 million in 2021, RMB6,997.6 million in 2022 and RMB7,268.7 million (US$1,023.8 million) in 2023, representing 86.4%, 84.2% and 83.3% of our total net revenues in the respective years.

The following table sets forth our cost of revenues by business models and by platforms and percentages of our total cost of revenues for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Under product sales:
ZKH platform	5,719,745	86.5	6,232,235	89.0	6,335,292	892,307	87.2
GBB platform	889,933	13.4	753,904	10.8	898,313	126,525	12.4
Under marketplace(1)	—	—	—	—	—	—	—
Others	5,158	0.1	11,427	0.2	35,136	4,949	0.5
Total	6,614,836	100.0	6,997,566	100.0	7,268,741	1,023,781	100.0

Note:

(1)	We incurred minimal cost of revenues under our marketplace model.

Our gross margin is affected by our scale, the mix of business models that we operate, the mix of platforms we operate, and the mix of products sold on our platform. The following table sets forth our gross profit and gross margin under the respective business models and platforms for the years presented. Gross profit is calculated by subtracting cost of revenues from net revenues, and gross margin represents gross profit as a percentage of net revenues.

	For the Year Ended December 31,
	2021		2022		2023
	Gross	Gross	Gross	Gross	Gross		Gross
	Profit	Margin	Profit	Margin	Profit		Margin
	(RMB		(RMB		(RMB	(US$
	thousands)	(%)	thousands)	(%)	thousands)	thousands)	(%)
Under product sales:
ZKH platform	830,202	12.7	1,045,025	14.4	1,046,209	147,355	14.2
GBB platform	60,156	6.3	55,756	6.9	61,789	8,703	6.4
Under marketplace	116,692	100.0	179,508	100.0	307,412	43,298	100.0
Others	32,705	86.4	37,381	76.6	37,024	5,215	51.3
Total	1,039,755	13.6	1,317,670	15.8	1,452,434	204,571	16.7

Operating expenses consist of fulfillment expenses, sales and marketing expenses, research and development expenses, and general and administrative expenses.

The following table sets forth the components of our operating expenses by amounts and percentages of total net revenues for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Fulfillment	444,510	5.8	467,384	5.6	438,959	61,826	5.0
Sales and marketing	689,637	9.0	683,206	8.2	700,791	98,704	8.0
Research and development	256,421	3.3	240,534	2.9	175,915	24,777	2.0
General and administrative	759,627	9.9	612,252	7.4	535,493	75,423	6.1
Total	2,150,195	28.1	2,003,376	24.1	1,851,158	260,730	21.2

Fulfillment expenses. Fulfillment expenses consist primarily of (i) payroll and related expenses for employees involved in warehousing, shipping, delivery and fulfillment, (ii) expenses incurred in providing logistics services for outbound shipping, including expenses charged by third-party couriers for dispatching and delivering our products, and (iii) lease expenses of our distribution centers and transit warehouses. Due to our business expansion, we expect our fulfillment expenses to increase in absolute amounts in the foreseeable future.

Sales and marketing expenses. Sales and marketing expenses consist primarily of payroll and related expenses for employees involved in sales and marketing activities, and advertising costs. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future as we plan to continue to invest in customer acquisition efforts and increasing our brand awareness.

Research and development expenses. Research and development expenses consist primarily of payroll and related expenses for research and development employees involved in designing, developing and maintaining software and technology platform, and technology infrastructure costs. We expect our research and development expenses to increase in absolute amounts in the foreseeable future as we continue to invest in technology and innovation to expand our technology capabilities.

General and administrative expenses. General and administrative expenses consist primarily of employee related expenses for product line and other general corporate functions, including administration, finance, tax, legal and human relations, costs associated with these functions including facilities and equipment depreciation expenses, professional fee, rental expenses, and other general corporate related expenses. We expect that our general and administrative expenses will increase in absolute amounts in the foreseeable future, as we hire additional personnel, devote more resources in product line research and selection, and incur additional expenses related to the anticipated growth of our business and our operation as a public company.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by our subsidiaries incorporated in Hong Kong are not subject to any Hong Kong withholding tax.

Mainland China

Generally, our subsidiaries incorporated in mainland China are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. ZKH Industrial Supply (Shanghai) Co., Ltd. enjoyed a preferential income tax rate of 15% from 2018 to 2021 because it used to qualify as a “High and New Technology Enterprise.” Shenzhen Kuntong Smart Warehousing Technology Co., Ltd. is entitled to a preferential income tax rate of 15% until 2026 unless renewed because of its qualification as a “High and New Technology Enterprise.”

The PRC Enterprise Income Tax Law and regulations provide that entities recognized as software enterprises are able to enjoy a tax exemption for two years commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years.

An enterprise engaged in research and development activities is entitled to claim an additional tax deduction amounting to 100% of the qualified research and development expenses incurred in determining its tax assessable profits for that year from January 1, 2023.

Dividends paid by our wholly foreign-owned subsidiary in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary will be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our total net revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Net product revenues	7,500,036	98.0	8,086,920	97.2	8,341,603	1,174,890	95.6
Net service revenues	116,692	1.5	179,508	2.2	307,412	43,298	3.5
Other revenues	37,863	0.5	48,808	0.6	72,160	10,164	0.8
Total net revenues	7,654,591	100.0	8,315,236	100.0	8,721,175	1,228,352	100.0
Cost of revenues	(6,614,836)	(86.4)	(6,997,566)	(84.2)	(7,268,741)	(1,023,781)	(83.3)
Operating expenses:
Fulfillment(1)	(444,510)	(5.8)	(467,384)	(5.6)	(438,959)	(61,826)	(5.0)
Sales and marketing(1)	(689,637)	(9.0)	(683,206)	(8.2)	(700,791)	(98,704)	(8.0)
Research and development(1)	(256,421)	(3.3)	(240,534)	(2.9)	(175,915)	(24,777)	(2.0)
General and administrative(1)	(759,627)	(9.9)	(612,252)	(7.4)	(535,493)	(75,423)	(6.1)
Loss from operations	(1,110,440)	(14.5)	(685,706)	(8.2)	(398,724)	(56,159)	(4.6)
Interest and investment income	28,277	0.4	14,559	0.2	53,703	7,564	0.6
Interest expense	(10,593)	(0.1)	(94,182)	(1.1)	(19,343)	(2,724)	(0.2)
Others, net	(1,156)	(0.0)	33,737	0.4	59,659	8,403	0.7
Loss before income tax	(1,093,912)	(14.3)	(731,592)	(8.8)	(304,705)	(42,916)	(3.5)
Income tax (expenses)/benefits	(200)	(0.0)	471	0.0	(195)	(27)	0.0
Net loss	(1,094,112)	(14.3)	(731,121)	(8.8)	(304,900)	(42,943)	(3.5)
Net loss attributable to ZKH Group Limited	(1,122,484)	(14.7)	(735,681)	(8.8)	(304,314)	(42,861)	(3.5)
Net loss attributable to ZKH Group Limited’s ordinary shareholders	(1,452,221)	(19.0)	(1,244,962)	(15.0)	(964,384)	(135,830)	(11.1)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Fulfillment	2,154	1.2	585	1.8	195	27	1.1
Sales and marketing	8,204	4.5	5,935	18.6	4,682	659	26.9
Research and development	10,134	5.5	3,883	12.2	3,070	432	17.7
General and administrative	162,857	88.8	21,496	67.4	9,446	1,330	54.3
Total	183,349	100.0	31,899	100.0	17,393	2,448	100.0

Year ended December 31, 2023 compared to year ended December 31, 2022

Net revenue

Our net revenues increased by 4.9% from RMB8,315.2 million in 2022 to RMB8,721.2 million (US$1,228.4 million) in 2023, with increases in all categories of net revenues primarily due to continued growth in MRO market demand.

●	The number of our customers increased from over 58,000 in 2022 to over 66,000 in 2023, and average spending per customer increased from RMB161,592 in 2022 to RMB166,507 (US$23,461) in 2023.

●	The number of ZKH customers who contributed GMV of more than RMB1 million in a given year to us was over 1,200 and over 1,300 in 2022 and 2023, respectively.

Net product revenues. Net product revenues increased by 3.1% from RMB8,086.9 million in 2022 to RMB8,341.6 million (US$1,174.9 million) in 2023, as we generated higher revenues from our ZKH platform and our GBB platform primarily driven by the growth in customer number. Net product revenues from our ZKH platform increased from RMB7,277.3 million in 2022 to RMB7,382.5 million (US$1,039.7 million) in 2023. Net product revenues from our GBB platform increased from RMB809.7 million in 2022 to RMB960.1 million (US$135.2 million) in 2023.

Net service revenues. Net service revenues increased by 71.3% from RMB179.5 million in 2022 to RMB307.4 million (US$43.3 million) in 2023, primarily due to the significant growth of the marketplace model on our ZKH platform. The GMV from the marketplace model on our ZKH platform increased by 90.2% from RMB1,444.2 million in 2022 to RMB2,746.2 million in 2023. We recognize revenues from our marketplace model on a net basis as we act as an agent in these transactions.

Other revenues. Other revenues increased by 47.8% from RMB48.8 million in 2022 to RMB72.2 million (US$10.2 million) in 2023, mainly attributable to the higher revenues generated from our warehousing and logistic services.

Cost of revenues

Our cost of revenues increased by 3.9% from RMB6,997.6 million in 2022 to RMB7,268.7 million (US$1,023.8 million) in 2023, in line with the growing scale of our product sales model. Our gross margin increased from 15.8% in 2022 to 16.7% in 2023, primarily driven by the significant growth of marketplace model on our ZKH platform.

The cost of revenues on our ZKH platform under our product sales model increased from RMB6,232.2 million in 2022 to RMB6,335.3 million (US$892.3 million) in 2023. The cost of revenues on our GBB platform under our product sales model increased from RMB753.9 million in 2022 to RMB898.3 million (US$126.5 million) in 2023.

Operating expenses

Fulfillment expenses. Our fulfillment expenses decreased by 6.1% from RMB467.4 million in 2022 to RMB439.0 million (US$61.8 million) in 2023. This decrease was primarily attributable to (i) the decrease in distribution expenses from RMB150.9 million in 2022 to RMB131.9 million (US$18.6 million) in 2023 as we switched to more distribution service providers that can offer competitive rates and increased direct cooperation with local transportation fleets instead of relying on distribution service providers as intermediaries, and (ii) the decrease in rental expenses from RMB115.8 million in 2022 to RMB112.8 million (US$15.9 million) in 2023.

Sales and marketing expenses. Our sales and marketing expenses increased by 2.6% from RMB683.2 million in 2022 to RMB700.8 million (US$98.7 million) in 2023. The increase was primarily attributable to the increases in traveling expenses from RMB72.5 million in 2022 to RMB113.0 million (US$15.9 million) in 2023 and marketing and promotion expenses from RMB37.1 million in 2022 to RMB66.5 million (US$9.4 million) in 2023 as business travels and marketing and promotion activities were resumed after COVID-19 restrictions were lifted, partially offset by the decrease in employee benefits expenses due to the decrease in average headcount of employees involved in sales and marketing.

Research and development expenses. Our research and development expenses decreased by 26.9% from RMB240.5 million in 2022 to RMB175.9 million (US$24.8 million) in 2023. The decrease was primarily attributable to lower employee benefits expenses due to the decrease in average headcount of employees involved in research and development.

General and administrative expenses. Our general and administrative expenses decreased by 12.5% from RMB612.3 million in 2022 to RMB535.5 million (US$75.4 million) in 2023. The decrease was primarily attributable to lower employee benefits expenses due to the decrease in average headcount of employees, partially offset by the increase in travel expenses.

Interest expense

We recorded interest expense of RMB19.3 million (US$2.7 million) in 2023, attributable to short-term bank borrowings. We recorded interest expense of RMB94.2 million in 2022.

Net loss

As a result of the foregoing, we recorded net loss of RMB304.9 million (US$42.9 million) in 2023, compared to RMB731.1 million in 2022.

Year ended December 31, 2022 compared to year ended December 31, 2021

Net revenues

Our net revenues increased by 8.6% from RMB7,654.6 million in 2021 to RMB8,315.2 million in 2022, with increases in net product revenues, net service revenues and other revenues. Our revenue increase was mainly driven by the growth in customer number, despite the decrease in customer average spending because the increase in customer number outgrew the increase in GMV.

●	The number of customers increased from over 52,000 in 2021 to over 58,000 in 2022, and average spending per customer decreased from RMB164,451 to RMB161,592 in 2022.
●	The number of ZKH customers who contributed GMV of more than RMB1 million in a given year to us was over 1,100 and over 1,200 in 2021 and 2022, respectively.

Net product revenues. Net product revenues increased by 7.8% from RMB7,500.0 million in 2021 to RMB8,086.9 million in 2022, as we generated higher revenues from our ZKH platform, partially offset by the decrease in revenues from our GBB platform. Net product revenues from our ZKH platform increased from RMB6,549.9 million in 2021 to RMB7,277.3 million in 2022. Net product revenues from our GBB platform decreased from RMB950.1 million in 2021 to RMB809.7 million in 2022, primarily because GBB customers’ businesses were negatively impacted by the recurrence of COVID-19.

Net service revenues. Net service revenues increased by 53.8% from RMB116.7 million in 2021 to RMB179.5 million in 2022, due to the growth of the marketplace model on our ZKH platform.

Other revenues. Other revenues increased by 28.9% from RMB37.9 million in 2021 to RMB48.8 million in 2022, due to the growth in our provision of logistics and warehousing services to our suppliers.

Cost of revenues

Our cost of revenues increased by 5.8% from RMB6,614.8 million in 2021 to RMB6,997.6 million in 2022, in line with the growing scale of our product sales model. Our gross margin increased from 13.6% in 2021 to 15.8% in 2022.

The cost of revenues on our ZKH platform under our product sales model increased from RMB5,719.7 million in 2021 to RMB6,232.2 million in 2022. The cost of revenues on our GBB platform under our product sales model decreased from RMB889.9 million in 2021 to RMB753.9 million in 2022.

Operating expenses

Fulfillment expenses. Our fulfillment expenses increased by 5.1% from RMB444.5 million in 2021 to RMB467.4 million in 2022. This increase was primarily attributable to (i) the increase in rental expenses from RMB99.2 million in 2021 to RMB115.8 million in 2022 as a result of an increase in the average total rental space of our warehouses, and (ii) the increase in compensation expenses from RMB134.3 million in 2021 to RMB148.9 million in 2022 due to higher average headcount involved in warehousing, shipping, delivery and fulfillment in 2022 as compared to 2021.

Sales and marketing expenses. Our sales and marketing expenses slightly decreased from RMB689.6 million in 2021 to RMB683.2 million in 2022. The decrease was primarily attributable to the decrease in traveling expenses from RMB100.6 million in 2021 to RMB72.5 million in 2022 due to impact from COVID-19 and the decrease in marketing and promotion expenses from RMB67.6 million in 2021 to RMB37.1 million in 2022, partially offset by the increase in compensation expenses which increased from RMB426.6 million in 2021 to RMB497.3 million in 2022, which was mainly due to higher average headcount involved in sales and marketing in 2022 as compared to 2021.

Research and development expenses. Our research and development expenses decreased by 6.2% from RMB256.4 million in 2021 to RMB240.5 million in 2022. The decrease was primarily attributable to lower outsourcing costs, related share-based compensation expenses and traveling expenses.

General and administrative expenses. Our general and administrative expenses decreased by 19.4% from RMB759.6 million in 2021 to RMB612.3 million in 2022. The decrease was primarily attributable to the decrease in share-based compensation expenses from RMB162.9 million in 2021 to RMB21.5 million in 2022 and the decrease in traveling expenses from RMB48.1 million in 2021 to RMB16.1 million in 2022.

Interest expense

We recorded interest expense of RMB94.2 million in 2022, primarily due to the issuance of Series F Convertible Notes in January 2022, which had been fully converted into Series F preferred shares without payment of interests. We recorded interest expense of RMB10.6 million in 2021.

Net loss

As a result of the foregoing, we recorded net loss of RMB731.1 million in 2022, compared to RMB1,094.1 million in 2021.

B.Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(1,382,752)	(504,203)	(567,948)	(79,994)
Net cash used in investing activities	(94,395)	(37,040)	(908,302)	(127,932)
Net cash provided by financing activities	174,631	1,302,710	715,724	100,808
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8,695)	117,469	5,042	710
(Decrease)/Increase in cash, cash equivalents and restricted cash	(1,311,211)	878,936	(755,484)	(106,408)
Cash, cash equivalents and restricted cash at beginning of year	2,438,131	1,126,920	2,005,856	282,519
Cash, cash equivalents and restricted cash at end of year	1,126,920	2,005,856	1,250,372	176,111

Our primary sources of liquidity have been cash provided by equity and debt financing activities and credit facilities from commercial banks. As of December 31, 2021, 2022 and 2023, our cash, cash equivalents and restricted cash were RMB1,126.9 million, RMB2,005.9 million and RMB1,250.4 million (US$176.1 million). Our cash and cash equivalents consist of demand deposit, time deposits with original maturities less than three months and cash placed with banks and third-party payment processor, which are unrestricted as to withdrawal or use. Our restricted cash consists primarily of security deposits for the bank acceptance bills and letter of guarantee as well as time deposits pledged for bank borrowings.

We believe that our current cash and cash equivalents will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. In the future, we may decide to enhance our liquidity position or increase our cash reserve for future business operations and investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2023, 54.3% and 45.7% of our cash and cash equivalents were held in mainland China and Hong Kong, respectively; 54.8% of our cash and cash equivalents was denominated in Renminbi and 45.0% was denominated in U.S. dollars. As of December 31, 2023, 32.4% and 67.6% of our restricted cash was held in mainland China and Hong Kong, respectively; 32.4% of our restricted cash was denominated in Renminbi and 67.6% of our restricted cash was denominated in U.S. dollars.

As of December 31, 2023, we maintained several revolving credit facilities provided by certain financial institutions for an aggregate amount of RMB2,440.0 million. As of December 31, 2023, we have drawn down an aggregate of RMB899.3 million, including (i) RMB390.0 million of bank borrowings with expiration dates ranging from March 2024 to November 2024 and (ii) bank guarantees on our accounts payable and purchase commitment of RMB509.3 million in aggregate. The interest rate on any outstanding utilized amount under these bank borrowings is calculated ranging from loan prime rate (LPR) minus 65 basis points to loan prime rate minus five basis points. As of December 31, 2023, the one-year loan prime rate was 3.45%. The borrowings are denominated in Renminbi. Some of our banking facilities are subject to covenants relating to our financial performance and results of operations. In the event we breached any of these covenants, the drawn down facilities would become payable on demand. We regularly monitor our compliance with these covenants. As of the date of this annual report, none of the covenants relating to drawn down facilities had been breached.

In February 2024, we borrowed RMB100 million at an interest rate of LPR minus 95 basis points per annum from a commercial bank in mainland China pursuant to a loan agreement, secured by our time deposit of US$14.5 million. This loan will mature in August 2023, unless repaid in advance or extended.

Our accounts and notes payable primarily includes amounts payable to the suppliers associated with our product sales. As of December 31, 2021, 2022 and 2023, our accounts and notes payable amounted to RMB2,446.3 million, RMB2,566.1 million and RMB2,883.4 million (US$406.1 million), respectively, including accounts payable amounting to RMB1,959.0 million, RMB2,555.4 million and RMB2,875.2 million (US$405.0 million), respectively. The increase in accounts payable reflected a growth in our scale of operations for our sales and the related increase in products sourced from our suppliers. Our notes payable primarily include short-term notes, generally with terms between three to six months provided to our suppliers and manufacturers.

Our accounts payable turnover days (inclusive of notes payable) were 109.5 days in 2021, 130.7 days in 2022 and 136.8 days in 2023. Accounts payable turnover days for a given period is equal to the average of the accounts payable and notes payable at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period.

We also track our accounts payable turnover days on a GMV basis. Our accounts payable turnover days on a GMV basis were 96.1 days in 2021, 113.6 days in 2022 and 103.3 days in 2023. Accounts payable turnover days on a GMV basis for a given period are equal to the average of the accounts payable and notes payable at the beginning and the end of the period divided by cost of GMV, which is equal to GMV minus gross profit, during the period and then multiplied by the number of days during the period.

Our net accounts receivable primarily includes amounts due from customers. As of December 31, 2021, 2022 and 2023, our net accounts receivable amounted to RMB2,762.0 million, RMB3,067.1 million and RMB3,639.8 million (US$512.7 million), respectively. The increase was primarily due to the increase in our sales volume. Our notes receivable primarily includes bank acceptance notes. We accept bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Bank acceptance notes are primarily negotiable instruments with cash settlement from commercial banks within six months. Upon receipt of the bank acceptance notes, our accounts receivable from the customer will be derecognized. The bank acceptance notes can also be endorsed to suppliers as settlement of accounts payable. Bank acceptance notes with face value of RMB326.1 million, RMB192.7 million and RMB143.8 million (US$20.3 million) were endorsed to suppliers as of December 31, 2021, 2022 and 2023, respectively.

Our accounts receivable turnover days (inclusive of notes receivable) were 121.9 days in 2021, 143.5 days in 2022 and 154.2 days in 2023. Accounts receivable turnover days for a given period are equal to the average of the accounts receivable and notes receivable at the beginning and the end of the period divided by total net revenues during the period and then multiplied by the number of days during the period.

We also track our accounts receivable turnover days on a GMV basis. Our accounts receivable turnover days on a GMV basis were 108.7 days in 2021, 127.3 days in 2022 and 121.4 days in 2023. Accounts receivable turnover days on a GMV basis for a given period are equal to the average of the accounts receivable and notes receivable at the beginning and the end of the period divided by total GMV during the period and then multiplied by the number of days during the period.

Our inventories primarily consist of the inventory balance of goods we purchased under our product sales model. Under our marketplace model, third-party sellers maintain ownership of their inventories and therefore these products are not included in our inventories. Our inventories decreased from RMB762.9 million as of December 31, 2021 to RMB656.0 million as of December 31, 2022 and increased to RMB669.0 million (US$94.2 million) as of December 31, 2023. The increase from December 31, 2022 to December 31, 2023 was generally in line with our business growth. Our inventory turnover days were 33.4 days in 2021, 37.0 days in 2022 and 33.3 days in 2023. Inventory turnover days for a given are period equal to the average of the inventory balances at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our mainland China subsidiaries only through loans or capital contributions, subject to the approval or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering to make loans or capital contributions to our mainland China subsidiaries. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contribution to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We expect that substantially all of our future revenues will be denominated in Renminbi for the foreseeable future. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, in its discretion, restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash used in operating activities in 2023 was RMB567.9 million (US$80.0 million), as compared to net loss of RMB304.9 million (US$42.9 million) in the same year. The principal non-cash items affecting the difference between our net cash used in operating activities and net loss were RMB73.5 million (US$10.3 million) in depreciation and amortization and RMB40.0 million (US$5.6 million). The difference between our net cash used in operating activities and net loss was primarily due to changes in certain working capital accounts, principally, an increase of RMB317.2 million (US$44.7 million) in accounts and notes payable and an increase of operating lease right-of use assets of RMB73.0 million (US$10.3 million), offset by an increase of RMB585.5 million (US$82.5 million) in accounts receivable. The increase of our accounts and notes payable in 2023 was primarily due to the increase in our accounts payable as a result of our business growth.

Net cash used in operating activities in 2022 was RMB504.2 million, as compared to net loss of RMB731.1 million in the same year. The principal non-cash items affecting the difference between our net cash used in operating activities and net loss were RMB73.1 million in interest expenses of convertible notes due to the issuance of our Series F Convertible Notes and RMB76.1 million in depreciation and amortization. The difference between our net cash used in operating activities and net loss was also affected by changes in certain working capital accounts, principally, an increase of RMB119.8 million in accounts and notes payable, a decrease of RMB85.8 million in inventories and a decrease of RMB85.8 million in notes receivable, offset by an increase of RMB333.1 million in accounts receivable. The increase of our accounts and notes payable in 2022 was primarily due to the increase in our accounts payable as a result of our business growth. The increase of our accounts receivable was in line with the growth of our net revenues.

Net cash used in operating activities in 2021 was RMB1,382.8 million, as compared to net loss of RMB1,094.1 million in the same period. The difference was primarily due to changes in certain working capital accounts, principally an increase of RMB1,230.5 million in accounts receivable and notes receivable, partially offset by an increase of RMB922.9 million in accounts and notes payable. The increase in accounts receivable and notes receivable was primarily due to our overall business growth. The principal non-cash items affecting the difference between our net cash used in operating activities and net loss were RMB53.0 million of depreciation and amortization and RMB183.3 million of share-based compensation expenses in 2021.

Investing activities

Net cash used in investing activities in 2023 was RMB908.3 million (US$127.9 million), primarily due to RMB1,288.1 million (US$181.4 million) of purchase of short-term investments and RMB50.5 million (US$7.1 million) of purchase of property and equipment, partially offset by the maturity of short-term investments of RMB430.6 million (US$60.7 million).

Net cash used in investing activities in 2022 was RMB37.0 million, primarily due to RMB100.0 million of purchase of short-term investments and RMB37.0 million of purchase of property and equipment, partially offset by the maturity of short-term investments of RMB100.1 million.

Net cash used in investing activities in 2021 was RMB94.4 million, primarily due to RMB1,480.0 million of purchase of short-term investments and RMB145.2 million of purchase of property and equipment, partially offset by RMB1,548.9 million of maturity of short-term investments. Our short-term investments consist primarily of investments in wealth management products and structured deposits issued by banks with maturities less than three months and time deposit placed with bank with original maturities longer than three months but less than one year.

Financing activities

Net cash provided by financing activities in 2023 was RMB715.7 million (US$100.8 million), primarily consisting of RMB1,114.0 million (US$156.9 million) of proceeds from short-term borrowings, partially offset by RMB779.0 million (US$109.7 million) of repayment of short-term borrowings.

Net cash provided by financing activities in 2022 was RMB1,302.7 million, primarily due to RMB1,384.2 million of proceeds from the issuance of Series F Convertible Notes.

Net cash provided by financing activities in 2021 was RMB174.6 million, primarily consisting of RMB404.2 million of proceeds from short-term borrowings, partially offset by RMB215.8 million of repayment of short-term borrowings.

Effect of exchange rate changes on cash, cash equivalents and restricted shares

Exchange rate changes had an impact of RMB117.5 million and RMB5.0 million (US$710.2 thousand) on our cash, cash equivalent and restricted cash in 2022 and 2023, respectively, primarily due to the changes in the amounts of our cash denominated in U.S. dollars in 2022 and 2023 as well as fluctuations of the exchange rates of Renminbi against U.S. dollars in 2022 and 2023. We held cash denominated in U.S. dollars equivalent to RMB55.7 million, RMB929.4 million, RMB929.4 million and RMB737.1 million as of January 1, 2022, December 31, 2022, January 1, 2023 and December 31, 2023, respectively. Our cash denominated in U.S. dollars in 2022 mainly consisted of the proceeds from the issuance of Series F Convertible Notes. Our cash denominated in U.S. dollars in 2023 mainly consisted of the proceeds from our initial public offering.

Material cash requirements

Our material cash requirements as of December 31, 2023 primarily include repayment of our revolving credit facilities, capital commitments and operating lease commitments.

We have drawn down RMB390.0 million (US$55.1 million) from our revolving credit facilities as of December 31, 2023.

Our capital commitments consist primarily of the factory construction project in Taicang, Jiangsu Province, renovation of our leased warehouses and offices, and development of software. Our capital expenditures contracted for were RMB274.8 million and RMB244.9 million (US$34.5 million) as of December 31, 2022 and 2023, respectively. We are constructing a factory to manufacture products under our own brand names, such as fasteners and factory automation products, on a parcel of land of 36,411 square meters in Taicang, Jiangsu Province. We entered into an agreement to acquire the use right of this parcel of land for RMB10.9 million in December 2022 and we obtained the land use right certificate in January 2023. Under this land use right agreement, we committed to making at least RMB273.1 million of capital expenditures in connection with our construction plan. We estimate our additional planned but not committed capital expenditures in connection with this construction plan to be approximately RMB206.9 million. We commenced the construction in the third quarter of 2023 and plan to complete the construction by the end of 2024. We expect to make these capital expenditures as planned to construct the factory and to meet the expected growth of our business.

Our operating lease commitments relate to our leases of offices. Other than as discussed above, we did not have any significant capital and other commitments as of December 31, 2023.

We intend to fund our future material cash requirements with our existing cash balance and other financing alternatives.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Holding Company Structure

ZKH Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiaries. As a result, the ability of ZKH Group Limited to pay dividends depends upon dividends paid by its mainland China subsidiaries. If the existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to ZKH Group Limited. In addition, the wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to ZKH Group Limited only out of its retained earnings, if any, as determined in accordance with accounting standards in mainland China and regulations. Under laws and regulations in mainland China, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign owned subsidiaries in mainland China may allocate a portion of their after-tax profits based on accounting standards in mainland China to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology and Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

An accounting estimate is considered critical if it requires to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

Allowance for Credit Losses

We estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically. We consider factors in assessing the collectability of the accounts receivable, such as historical distribution of the age of the amounts due, payment history, creditworthiness, forward-looking factor, historical collections data of the customers, to assess the credit risk characteristics. We estimated the allowance by segmenting accounts receivable into groups based on their shared credit risk characteristics and the ages of the underlying receivables, and assessed the expected credit loss rate for each group periodically. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, we also make specific allowance in the period in which a loss is determined to be probable. When one of our estimates of loss severity and recoveries and macroeconomic forecasts decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations. Our estimate of the key assumptions did not change significantly throughout the years presented.

Inventories

Inventories, primarily consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Net realizable value is based on an analysis of slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Our methodology for estimating whether adjustments are necessary is continually evaluated for factors including significant changes in product demand, market conditions, condition of the inventory, or liquidation value. If business or economic conditions change, estimates and assumptions may be adjusted as deemed appropriate. Historically, actual required adjustments have not varied materially from estimated amounts.

Share-based Compensation

We grant restricted shares and share options (collectively, share-based awards) to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Share-based awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using the graded-vesting method, over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of an initial public offering as performance condition are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards that have satisfied the service condition have been recorded after the completion of the initial public offering, using the graded-vesting method. We adopted ASU 2016-09 to recognize the impact of forfeiture within compensation expenses, when they occur.

The fair value of share options is estimated on the grant date using the binomial option-pricing model. The assumptions used in share-based compensation expenses recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

Fair Value of Our Ordinary Shares and Valuation of Our Ordinary Shares

The fair value of each share options granted was estimated on the date of each grant using the binomial option-pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31, 2021	December 31, 2022	December 31, 2023
Exercise price	RMB0.70 (US$0.11)	RMB0.00–1.80 (US$0.00–0.26)	RMB0.00–1.80 (US$0.00–0.25)
Fair value of the ordinary shares on the date of option grant	RMB1.31 (US$0.20)	RMB1.35–1.40 (US$0.19–0.21)	RMB2.04–3.10 (US$0.30–0.43)
Risk-free interest rate	3.09%	2.70%–2.88%	2.64%–3.84%
Expected term (in years)	10.00	10.00	10.00
Expected forfeiture rate (post-vesting)	16%	16%	16%
Exercise multiples	2.8	2.8	2.8
Expected dividend yield	—	—	—
Expected volatility	32.00%	29.77%–30.16%	30.09%–30.41%

The risk-free interest rate is based on the yields of China Government Bonds with maturities similar to the expected life of the share options in effect at the time of grant. The exercise multiples were estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The expected dividend yield is assumed to be nil as we have no history or expectation of paying a dividend on its ordinary shares. The expected volatility is assumed based on our historical volatility and our comparable companies in the period equal to the expected life of each grant.

Fair value of ordinary shares

Prior to our initial public offering in December 2023, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.

Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent valuation firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

●	our operating and financial performance;
●	current business conditions;
●	our stage of development;
●	the prices, rights, preferences and privileges of our convertible preferred shares relative to our ordinary shares;
●	the likelihood of occurrence of liquidity event, redemption event and mandatory conversion event; and
●	the market performance of industry peers.

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business entity value and then allocated the business entity value to each element of our capital structure (convertible redeemable preferred shares and ordinary shares) using probability-weighted expected return method and option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis.

With the assistance of an independent valuation firm, we evaluated the use of two generally accepted valuation approaches: market and income approaches to estimate the ordinary shares of our company. For the award grant dates where there were equity financing transactions with independent third parties within half year after transaction, we adopted market approach by referring to the transaction prices as the fair value indication of our ordinary share prices. For the award grant dates where there were no equity financing transactions within half year, we applied an income approach, specifically a discounted cash flow, or DCF, analysis based on our projected cash flows using management’s best estimates as of the valuation date. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. However, these fair values are inherently uncertain and highly subjective. The major assumptions used in calculating the fair value of our ordinary shares using income approach include:

●	Discount Rates. The discount rates listed out in the table below were based on the weighted average cost of capital, which was determined based on a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.
●	Comparable Companies. In deriving the weighted average cost of capital used as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the MRO industry and (ii) their shares are publicly traded in the United States or Hong Kong.
●	Discount for Lack of Marketability, or DLOM. DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which could be used to hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. The key assumptions of such model include risk-free rate, timing of a liquidity event (such as an initial public offering), and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the equity value.

When we were a private company prior to our initial public offering, the determination of the fair value of our ordinary shares required complex and subjective judgments to be made regarding our operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The following table sets forth the fair value and valuation approach, DLOM, and discount rate of our ordinary shares estimated at different times prior to our initial public offering with the assistance from an independent valuation firm.

		Valuation Approach-
Date	Fair Value per Ordinary share	Guideline transaction method	DLOM	Discount Rate
August 6, 2018	RMB0.42 (US$0.07)	Market Approach-Guideline transaction method	N/A	N/A
June 5, 2019	RMB0.50 (US$0.08)	Market Approach-Guideline transaction method	N/A	N/A
August 12, 2019	RMB0.51 (US$0.08)	Market Approach-Guideline transaction method	N/A	N/A
May 31, 2020	RMB0.89 (US$0.14)	Market Approach-Guideline transaction method	N/A	N/A
October 27, 2020	RMB1.09 (US$0.17)	Market Approach-Guideline transaction method	N/A	N/A
July 1, 2021	RMB1.31 (US$0.20)	Income Approach — DCF	19%	14.5%
December 30, 2021	RMB1.35 (US$0.21)	Income Approach — DCF	21%	14.5%
July 1, 2022	RMB1.40 (US$0.21)	Income Approach — DCF	12%	16.4%
January 18, 2023	RMB2.04 (US$0.30)	Income Approach — DCF	8%	17.5%
June 30, 2023	RMB2.33 (US$0.32)	Income Approach — DCF	7%	16.1%
November 17, 2023	RMB2.31 (US$0.32)	Income Approach — DCF	4%	16.6%
December 1, 2023	RMB3.10 (US$0.43)	Market Approach-Guideline transaction method	2.29%	N/A

Since our initial public offering in December 2023, the determination of the fair value of the ordinary shares is based on the market price of our ADSs, each representing thirty-five (35) Class A ordinary shares, traded on the NYSE.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2(hh) of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Long Chen	55	Chairman of the Board of Directors and Chief Executive Officer
Junyu Li	44	Director and Vice President
Shuangyi Chen	48	Director and Vice President
Changxiang Yang	39	Director and Vice President
Xiaoyi Wu	32	Director
Cindy Xiaofan Wang	48	Independent Director
He Xu	47	Independent Director
Fengyi Bie	45	Vice President
Chun Chiu Lai	37	Chief Financial Officer
Yang Liu	42	Chief Technology Officer

Mr. Long Chen is our founder, director and chief executive officer. He has served in these roles since our inception. Mr. Chen is in charge of our overall strategy formation and management, operations, product development and research development. Mr. Chen received an executive MBA degree from China Europe International Business School in 2023.

Mr. Junyu Li has served as our director since December 2021. Mr. Li has served as our vice president since June 2018. Mr. Li joined us since our inception and served multiple positions in our company since then. Mr. Li received a bachelor’s degree in environmental engineering from Fudan University in 2002.

Ms. Shuangyi Chen has served as our director since December 2021. Ms. Chen has served as our vice president since June 2018. Prior to joining us, Ms. Chen served as a director of Asia Pacific financial planning and analysis at Johnson Controls (China) Investment Co., Ltd. from September 2016 to April 2018. From June 2011 to August 2016, Ms. Chen served as the chief financial officer at Comau China. Before that, Ms. Chen had various experience in accounting and finance. Ms. Chen received a bachelor’s degree in international accounting from Shanghai University of International Business and Economics in 1998 and a master’s degree in business administration from Shanghai University of Finance and Economics and Webster University in 2011. Ms. Chen is also a certified general accountant of Canada.

Mr. Changxiang Yang has served as our director since December 2021. Mr. Yang has served as our vice president since December 2018. Mr. Yang joined us since our inception and served multiple positions in our company since then. Prior to that, Mr. Yang served as a sales manager at Shanghai Athan Industrial Co., Ltd. from May 2011 to February 2012 and a sales manager at EHSY from December 2007 to May 2011. Mr. Yang received a bachelor’s degree in electronic information engineering from Nanjing University of Science and Technology in 2007.

Ms. Xiaoyi Wu has served as our director since December 2021. Ms. Wu has worked at Ruiqi Holdings Corporation since April 2018 and currently serves as an assistant to the chairman, an assistant to the president, and a director of the investment department of Ruiqi Holdings Corporation. Prior to that, Ms. Wu was an entrepreneur in the e-commerce industry from July 2014 to March 2018. Ms. Wu received a bachelor’s degree in business communication from Shanghai University of International Business and Economics in 2012 and a bachelor’s degree in business communication from University of Central Lancashire in 2013.

Ms. Cindy Xiaofan Wang has served as our independent director since December 2023. Ms. Wang has served as the chief financial officer of Trip.com Group Limited (Nasdaq: TCOM), since November 2013 and its executive vice president since May 2016. Prior to that, Ms. Wang was its vice president since January 2008. Ms. Wang joined Trip.com Group Limited in December 2001 and has held a number of managerial positions. Ms. Wang won the Best CFO Award by Institutional Investor in the 2017 All-Asia Executive Team Rankings in 2017, and China Best CFO Leadership Award by SNAI/ACCA/ Korn Ferry in 2021. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. from 1997 to 1999. Ms. Wang has been a director of MakeMyTrip Limited (Nasdaq: MMYT) since August 2019. She also served on the board of directors of Huazhu Group Limited (Nasdaq: HTHT, SEHK: 1179) from January 2018 to July 2020. Ms. Wang received a master of business administration from Massachusetts Institute of Technology in 2013 and obtained her bachelor’s degree from Shanghai Jiao Tong University in 1997. Ms. Wang is a Certified Public Accountant (CPA).

Mr. He Xu has served as our independent director since December 2023. Mr. Xu joined Lenovo in 2001 and has held a number of managerial positions. Mr. Xu has served as chief executive officer of Liansheng Zhida (Hainan) Supply Chain Management Co., Ltd., an indirect subsidiary of Lenovo Group Limited (SEHK: 0992), since its inception. Prior to that, Mr. Xu served as chief transformation officer of Lenovo’s global supply chain strategy and operation team from June 2016 to March 2021, strategy and operation director of Lenovo’s PC and Enterprise Business Group global operation team from September 2015 to May 2016, and chief operating officer and board secretary of LC Future Center Limited from July 2014 to August 2015. Mr. Xu received a bachelor’s degree in management science and technology from Beijing Jiaotong University in 2000. Mr. Xu is currently attending an executive education program on the digital transformation of enterprises at China Europe International Business School.

Mr. Fengyi Bie has served as our vice president since January 2018, responsible for sales to our enterprise customers, and as our director from May 2022 to December 2023. Mr. Bie also currently serves as a general manager at Shanghai Hangli Industrial Co., Ltd., one of the subsidiaries of ZKH Supply Industrial, where he is responsible for daily business operations and management. Prior to that, Mr. Bie served multiple positions in 3M China Ltd. from April 2005 to December 2017, with the last position held as a senior sales general manager. Mr. Bie received a bachelor’s degree in mechatronics from Zhengzhou University in 2002 and a master’s degree in business management from Business School Netherlands in 2018.

Mr. Chun Chiu Lai has served as our chief financial officer since February 2022. Prior to joining us, from April 2014 to June 2021, Mr. Lai worked at China International Capital Corporation Hong Kong Securities Limited, with his last position being an executive director in the investment banking division, advising clients on initial public offerings, mergers and acquisitions and other strategic transactions. Mr. Lai received a bachelor’s degree in business administration from Hong Kong University of Science and Technology in 2008 and a master’s degree from the University of Nottingham in 2010.

Mr. Yang Liu has served as our chief technology officer since April 2023. Mr. Liu has extensive experience in technical management. Prior to joining us, Mr. Liu served as a general manager at Alibaba (Beijing) Software Services Co., Ltd. from October 2014 to March 2023, where he oversaw the business unit covering e-commerce, cloud-computing and digital media. Mr. Liu served as a senior technical product manager at Lenovo (Beijing) Co., Ltd. from March 2011 to October 2014 and a technical architect at Amlogic (Shanghai) Co., Ltd. (SHA: 688099) from December 2007 to February 2011. Mr. Liu received a bachelor’s degree in computer science and technology from Beijing University of Posts and Telecommunications in 2005 and a master’s degree in computer science and technology from Tsinghua University in 2007.

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of RMB12.9 million (US$1.8 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material to our detriment or material of the employment agreement. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice, in which case, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third-party we receive and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

We do not have service contracts with any of our directors which provide for benefits upon termination.

Share Incentive Plan

In May 2017, the shareholders of ZKH Industrial Supply adopted a stock incentive plan to attract and retain the best available personnel, and promote the success of our business.

In 2022, we adopted ZKH Group Limited 2022 Stock Incentive Plan, as amended in March 2023, or the 2022 Plan, to attract and retain the best available personnel, to provide additional incentives to employees, directors and consultants and to promote the success of our business. The maximum aggregate number of ordinary shares of ZKH Group Limited which may be issued under the 2022 Plan is 512,273,667.

In 2022, ZKH Industrial Supply’s stock incentive plan and all award agreements evidencing the awards granted thereunder were terminated. Each award granted pursuant to this plan that was outstanding as of the termination date was canceled in exchange for the right to be granted an award pursuant to the 2022 Plan for replacement on terms and conditions reasonably determined by ZKH Group Limited that would comply with the 2022 Plan.

As of March 31, 2024, awards to purchase 254,126,885 ordinary shares of ZKH Group Limited under the 2022 Plan have been granted and remain outstanding, excluding awards that were forfeited or canceled after the grant dates.

The following paragraphs describe the principal terms of the 2022 Plan.

Types of Awards. The 2022 Plan permits the awards of options, restricted shares or other right or benefit under this plan.

Plan Administration. A committee of one or more members of our board duly authorized for the purpose of the 2022 Plan can act as the plan administrator. In the event we have established a compensation committee, the administrator shall be such committee. The plan administrator determines, among other things, the grantee to receive awards, the type and number of awards to be granted to each grantee, and the terms and conditions of each award.

Award Agreement. Each award granted under the 2022 Plan should be evidenced by an award agreement, which may include the terms and conditions of such award and the provisions applicable in the event that the grantee’s employment or service terminates.

Eligibility. We may grant awards to employees, directors and consultants of our company or our related entities.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of Awards. The plan administrator determines the exercise price for each option, which is stated in the award agreement and may be a fixed or variable price related to the fair market value of the shares. An award may not be exercised after the termination date of such award set forth in the award agreement and may be exercised following the termination of a grantee’s continuous service only to the extent provided in the award agreement.

Transfer Restrictions. Subject to the applicable laws, awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee, only to the extent and in the manner approved by the plan administrator. Notwithstanding the foregoing, the grantee may designate one or more beneficiaries of the grantee’s award in the event of the grantee’s death on a beneficiary designation form provided by the plan administrator.

Termination and Amendment. The 2022 Plan shall continue in effect for a term of ten years after the date of adoption, unless early terminated. The board of directors of ZKH Group Limited may at any time amend (including to extend the term of the 2022 Plan), suspend or terminate the 2022 Plan, subject to the limitations of applicable laws. However, any amendment that would adversely affect the grantee’s rights under an outstanding award in material aspects shall not be made without the grantee’s written consent. In the event that we seek shareholders approval with respect to any amendment of the 2022 Plan, holders of our Class B ordinary shares shall abstain from voting.

The following table summarizes, as of March 31, 2024, the number of ordinary shares of ZKH Group Limited underlying outstanding options that were granted by ZKH Group Limited to its directors and executive officers, excluding options that were exercised, forfeited or canceled after the dates of grant.

	Ordinary Shares
	Underlying
	Outstanding
	Options	Exercise Price		Date of
Name	Granted	(US$/Share)	Date of Grant	Expiration
Long Chen	*	par value	December 1, 2023	December 1, 2033
Junyu Li	*	par value	May 31, 2020	May 31, 2030
	*	par value	July 1, 2022	July 1, 2032
Shuangyi Chen	*	par value	May 31, 2020	May 31, 2030
	*	par value	July 1, 2022	July 1, 2032
Changxiang Yang	*	par value	May 31, 2020	May 31, 2030
	*	par value	July 1, 2022	July 1, 2032
	*	0.2609	December 1, 2023	December 1, 2033
Cindy Xiaofan Wang	*	par value	January 18, 2024	January 18, 2034
He Xu	*	par value	January 18, 2024	January 18, 2034
Fengyi Bie	*	par value	May 31, 2020	May 31, 2030
	*	par value	July 1, 2022	July 1, 2032
	*	0.2609	December 1, 2023	December 1, 2033
Chun Chiu Lai	*	0.1015	February 1, 2022	February 1, 2032
	*	0.1015	January 18, 2023	January 18, 2033
Yang Liu	*	0.2609	July 1, 2023	July 1, 2033
	*	0.2609	December 1, 2023	December 1, 2033
Total	89,354,570

Note:

*	Less than one percent of our total outstanding shares.

C.Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the NYSE rules and disqualification by the chairperson of the relevant board meeting, a director may vote in respect of any contract or transaction, or proposed contract or transaction, notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered and voted upon. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures, debenture stocks, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Cindy Xiaofan Wang, He Xu and Shuangyi Chen. Cindy Xiaofan Wang is the chairperson of our audit committee. We have determined that each of Cindy Xiaofan Wang and He Xu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Cindy Xiaofan Wang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of He Xu, Cindy Xiaofan Wang and Changxiang Yang. He Xu is the chairperson of our compensation committee. We have determined that each of He Xu and Cindy Xiaofan Wang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of He Xu, Cindy Xiaofan Wang and Long Chen. He Xu is the chairperson of our nominating and corporate governance committee. We have determined that each of He Xu and Cindy Xiaofan Wang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among other things:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as their office is vacated or when they are removed from office by an ordinary resolution of our shareholders (except with regard to the removal of the chairperson, who may be removed from office by special resolution of our shareholders). The service of our independent directors may be terminated upon the earlier of (i) the date on which the independent director ceases to be a member of the board of our company for any reason; (ii) the date of termination of an independent director’s service agreement with our company, which may be terminated by either party with 30-day advance written notice or such other shorter period as mutually agreed; and (iii) expiration of the term of such independent director’s service agreement, which shall initially be two years and will be automatically renewed for equal and successive periods, unless either party provides a 30-day advance written notice, or such other shorter period as mutually agreed, indicating the intention not to renew, subject to the terms of our then-current memorandum and articles of association. In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company; or (iv) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.Employees

We had a total of 4,661 full time employees as of December 31, 2021, 3,956 full time employees as of December 31, 2022 and 3,476 full time employees as of December 31, 2023.

The following table sets forth the number of our employees by function as of December 31, 2023:

As of
Function	December 31, 2023
Warehousing and logistics	705
Research and development	222
Sales	1,228
Customer services	313
Product	715
General and administrative	293
TOTAL	3,476

As of December 31, 2023, we had 930 employees in Shanghai, 366 employees in Suzhou, 324 employees in Wuhan, 134 employees in Shenzhen, 128 employees in Beijing, 125 employees in Wuxi, 118 employees in Xi’an, 110 employees in Tianjin and 1,241 employees in other locations in China.

In addition to full time employees discussed above, we supplement our workforce with workers sourced through third party staffing agencies to support our fulfillment and IT functions. We received services from 337, 209 and 178 these workers as of December 31, 2021, 2022 and 2023, respectively. We also track the number of effective headcount as an indicator of our workforce productivity. Effective headcount for a period represents total days worked by our workforce, including our employees and workers sourced through third party staffing agencies, divided by the number of working days (for this purpose, any day other than a Saturday or a Sunday is a working day) in the same period. The number of our effective headcount was 4,403 for 2021, 4,540 for 2022 and 3,954 for 2023.

As required by regulations in mainland China, we participate in various government statutory employee benefit plans, including social insurance plans, namely pension, medical, unemployment, work-related injury and maternity insurance plans, and housing provident funds. We are required under PRC law to contribute to these employee benefit plans at specified percentages based upon the salaries, bonuses and specified allowances of our employees up to a maximum amount specified by the local government from time to time.

None of our employees are currently represented by labor unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of March 31, 2024 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 4,476,335,964 Class A ordinary shares and 1,161,080,000 Class B ordinary shares issued and outstanding as of March 31, 2024.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary	Class B Ordinary	Total Ordinary	% of Beneficial	% of Aggregate
	Shares	Shares	Shares	Ownership†	Voting Power††
Directors and Executive Officers**:
Long Chen(1)	—	890,677,378	890,677,378	15.8	66.5
Shares subject to voting proxy(2)	—	270,402,622	270,402,622	4.8	20.2
Total(1)(2)	—	1,161,080,000	1,161,080,000	20.6	86.6
Junyu Li(3)	—	50,000,000	50,000,000	0.9	3.7
Shuangyi Chen	—	*	*	*	1.5
Changxiang Yang	—	*	*	*	*
Xiaoyi Wu(4)	57,541,800	—	57,541,800	1.0	0.2
Cindy Xiaofan Wang	—	—	—	—	—
He Xu	—	—	—	—	—
Fengyi Bie	—	*	*	*	*
Chun Chiu Lai	—	—	—	—	—
Yang Liu	—	—	—	—	—
All Directors and Executive Officers as a Group	57,541,800	1,161,080,000	1,218,621,800	21.6	86.8

Principal Shareholders:
Phoenix ZKH Limited(1)	—	890,677,378	890,677,378	15.8	66.5
Eastern Bell related entities and an affiliate(5)	818,170,300	—	818,170,300	14.5	2.4
Tencent Mobility Limited(6)	526,845,143	—	526,845,143	9.3	1.6
Genesis Capital related entities(7)	396,849,600	—	396,849,600	7.0	1.2
Canada Pension Plan Investment Board(8)	371,648,061	—	371,648,061	6.6	1.1
Tiger Global Management, LLC(9)	290,178,469	—	290,178,469	5.1	0.9

Notes:

*	Aggregate number of shares account for less than one percent of our total ordinary shares outstanding as of March 31, 2024.
**

Except as indicated otherwise below, the business address of our directors and executive officers is 7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road, Minhang District, Shanghai, 201106, People’s Republic of China. The business address of Ms. Xiaoyi Wu is Room 1205, 95 Beijing West Road, Huangpu District, Shanghai, People’s Republic of China. The business address of Ms. Cindy Xiaofan Wang is 968 Jinzhong Road, Changning District, Shanghai, People’s Republic of China. The business address of Mr. He Xu is Xibeiwang East Road, No. 10, East Campus, Lenovo, Haidian District, Beijing, People’s Republic of China.

†

For each person or group included in this column, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2024.

††

For each person or group included in this column, percentage of aggregate voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of Class B ordinary shares is entitled to 25 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents 890,677,378 Class B ordinary shares directly held by Phoenix ZKH Limited, a British Virgin Islands company, which is owned as to 99% by Loong Chen I Limited as non-voting shares and 1% by Loong ZKH Limited as voting shares. Loong Chen I Limited is controlled by Loong Chen Trust, a trust established under the laws of Cayman Islands and managed by GIL Trust Limited as the trustee. Mr. Long Chen is the settlor and beneficiary of Loong Chen Trust. Under this structure, this trust does not exercise any voting and dispositive power in respect of all ordinary shares held by Phoenix ZKH Limited in ZKH Group Limited and only enjoys economic interests to such ordinary shares. Loong ZKH Limited is a private company established under the laws of British Virgin Islands and is wholly owned by Mr. Long Chen. The registered address of Phoenix ZKH Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Loong Chen I limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Torlola VG1110, British Virgin Islands. The registered address of Loong ZKH Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Torlola VG1110, British Virgin Islands.
(2)	Represents 270,402,622 Class B ordinary shares beneficially owned by the Management Shareholders other than Mr. Long Chen. Each of the shareholding entities of the Management Shareholders other than Mr. Long Chen, including Mr. Junyu Li, Ms. Shuangyi Chen, Mr. Changxiang Yang, Mr. Fengyi Bie, an employee of our company and an employee shareholding platform, executed an irrevocable proxy and power of attorney, pursuant to which the voting rights of all Class B ordinary shares held by it have been irrevocably and fully delegated to Mr. Chen. 270,402,622 Class B ordinary shares are subject to such voting proxy. Mr. Chen disclaims beneficial ownership of such 270,402,622 Class B ordinary shares. Such delegation of voting rights caused Mr. Chen’s total voting power to increase to 86.6% as of March 31, 2024. As a result of the dual-class share structure, the delegation of voting rights and the concentration of ownership, Mr. Long Chen has the ability to determine all matters requiring approval by shareholders of ZKH Group Limited, except that holders of Class B ordinary shares shall abstain from voting in the event that ZKH Group Limited seeks its shareholders’ approval with respect to any amendment of its Amended and Restated 2022 Stock Incentive Plan.

(3)	Represents 50,000,000 Class B ordinary shares directly held by June Rain Max Limited, a British Virgin Islands company, which is owned as to 99% by June Rain Sunstar Limited as non-voting shares and 1% by June Rain Limited as voting shares. June Rain Sunstar Limited is controlled by June Rain Trust, a trust established under the laws of Cayman Islands and managed by GIL Trust Limited as the trustee. Mr. Junyu Li is the settlor and beneficiary of June Rain Trust. Under this structure, this trust does not exercise any voting and dispositive power in respect of all ordinary shares held by June Rain Max Limited in ZKH Group Limited and only enjoys economic interests to such ordinary shares. June Rain Limited is a private company established under the law of British Virgin Islands and is wholly owned by Mr. Junyu Li. The registered address of June Rain Max Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of June Rain Sunstar Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of June Rain Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, VG1110, British Virgin Islands.
(4)	Represents 57,541,800 Class A ordinary shares directly held by YIII Limited, a British Virgin Islands company wholly owned by Ms. Wu. The registered address of YIII Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG1110, British Virgin Islands.
(5)	Represents (i) 706,928,800 Class A ordinary shares held by Shanghai Xiuying Enterprise Management Consulting Partnership (Limited Partnership), a limited partnership incorporated in mainland China, (ii) 79,100,600 Class A ordinary shares held by Eastern Bell International XIII Limited, a Hong Kong limited company, and (iii) 32,140,900 Class A ordinary shares held by Ningbo Huichen Runze Investment Partnership (L.P.), a limited partnership incorporated in mainland China. Such shareholding information is based on the information contained in the Schedule 13G jointly filed by Li Yan, Shanghai Xiuying Enterprise Management Consulting Partnership (Limited Partnership), Shanghai Dingxiao Enterprise Management Consulting Center (Limited Partnership), Shanghai Dingman Enterprise Management Co., Ltd., Eastern Bell International XIII Limited, Eastern Bell Capital Fund I, L.P., Eastern Bell Capital Limited, Ningbo Huichen Runze Investment Partnership (L.P.), Ningbo Zhongding Lilong Investment Management Center (Limited Partnership) and Ningbo Dingpu Venture Capital Partnership (Limited Partnership) with the SEC on February 5, 2024.
(6)	Represents 526,845,143 Class A ordinary shares held by Tencent Mobility Limited. Such shareholding information is based on the information contained in the Schedule 13G jointly filed by Tencent Mobility Limited and Tencent Holdings Limited with the SEC on February 1, 2024.
(7)	Represents (i) 215,539,000 Class A ordinary shares held by YSC Investment II (BVI) Ltd., a British Virgin Islands limited company, and (ii) 181,310,600 Class A ordinary shares held by YSC Investment III (BVI) Limited, a British Virgin Islands limited company. Such shareholding information is based on the information contained in the Schedule 13G filed by YSC Investment II (BVI) Ltd, Genesis Capital I LP, Genesis Capital Ltd, YSC Investment III (BVI) Limited, Genesis Capital II LP, Genesis Capital II Ltd, Yuan Capital Ltd and Zhijian Peng with the SEC on January 25, 2024.
(8)	Represents (i) 349,073,061 Class A ordinary shares and (ii) 22,575,000 Class A ordinary shares in the form of 645,000 ADSs held by Canada Pension Plan Investment Board. Such shareholding information is based on the information contained in the Schedule 13G filed by Canada Pension Plan Investment Board with SEC on February 14, 2024.
(9)	Represents 290,178,469 Class A ordinary shares beneficially owned by Tiger Global Management, LLC and its affiliated entities and an individual. Such shareholding information is based on the information contained in the Schedule 13G jointly filed by Tiger Global Private Investment Partners X, L.P., Tiger Global PIP Performance X, L.P., Tiger Global PIP Management X, Ltd., Tiger Global Management, LLC and Charles P. Coleman III with SEC on February 14, 2024.

To our knowledge, as of March 31, 2024, 106,413,800 of our Class A ordinary shares were held by nine record holders in the United States. None of our Class B ordinary shares were held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States.

As of the date of this annual report, none of our ordinary shares are held by governmental entities of our place of incorporation, and no government entity in the place where our registered public accounting firm is located and organized has a controlling financial interest in our company.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to, (i) the Cayman Islands has a less developed body of securities laws as compared to the United States and (ii) these securities laws provide significantly less protection to investors as compared to the United States, and Cayman Islands companies may not have standing to sue before the federal courts of the United States. Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted through our mainland China subsidiaries, and substantially all of our assets are located in mainland China. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have been informed by Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States. We have also been advised by Maples and Calder (Hong Kong) LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in a U.S. court (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay a liquidated sum for which such judgment has been given, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Han Kun Law Offices, our PRC counsel, has advised us that there is uncertainty as to whether the courts in mainland China would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between mainland China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this annual report. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court in mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law and PRC Law on the Application of Laws to Foreign-related Civil Relations, foreign shareholders may originate actions based on PRC law before a court in mainland China against a company for disputes relating to contracts or other property interests, and the court in mainland China may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing courts in mainland China for dispute resolution if such foreign shareholders can establish sufficient nexus to the mainland China for a court in mainland China to have jurisdiction and meet other procedural requirements, including, among other things, that the plaintiff must have a direct interest in the case and that there must be a concrete claim, a factual basis and a cause for the case. The court in mainland China will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law and PRC Law on the Application of Laws to Foreign-related Civil Relations. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

There is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it; provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

In addition, it will be difficult for U.S. shareholders to originate actions against us in mainland China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court in mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

F.Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation and other legal proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources, reputation damage and other factors.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decide to pay or recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

ZKH Group Limited is a holding company incorporated in the Cayman Islands. It may rely on dividends from our mainland China subsidiaries for its cash requirements, including any payment of dividends to its shareholders. PRC regulations may restrict the ability of our mainland China subsidiaries to pay dividends to ZKH Group Limited. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Foreign Exchange and Dividend Distribution.”

If we pay any dividends on the ordinary shares of ZKH Group Limited, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.Offering and Listing Details

The ADSs, each representing 35 of the Class A ordinary shares of ZKH Group Limited, have been listed on the NYSE since December 15, 2023. The ADSs trade under the symbol “ZKH.”

B.Plan of Distribution

Not applicable.

C.Markets

The ADSs have been listed on the NYSE since December 15, 2023 under the symbol “ZKH.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The following are summaries of material provisions of the currently effective memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our currently effective memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary shares is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. In no event shall Class A ordinary shares be convertible into Class B ordinary shares. Each Class B ordinary share shall automatically be re-designated into one Class A ordinary share without any action being required by the holders of Class B ordinary shares, whether or not the certificates representing such shares are surrendered to our company or its transfer agent, and no Class B ordinary shares shall be issued by our company thereafter, upon the earlier of (i) any time Mr. Long Chen, our chairman of the board of directors and chief executive officer, has disposed over three-fourths of the shares he beneficially owned immediately after the completion of our initial public offering, or (ii) the death, incapacity, or retirement of Mr. Long Chen, where retirement of Mr. Long Chen means the voluntary resignation from his positions as a director and an officer of our company. For the avoidance of doubt, Mr. Long Chen shall not be deemed to have retired if he remains as either a director or an officer of our company. In addition, upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not (i) an affiliate of such shareholder, (ii) Mr. Long Chen, or (iii) an affiliate of Mr. Long Chen, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary share by a shareholder to any person who is not (i) an affiliate of such shareholder, (ii) Mr. Long Chen, or (iii) an affiliate of Mr. Long Chen, such Class B ordinary share shall be automatically and immediately converted into the same number of Class A ordinary share.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our currently effective memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. On all matters subject to a vote at general meetings of our company, (i) on a show of hands, each shareholder shall be entitled to one vote, and (ii) on a poll, each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to twenty-five votes. Voting at any meeting of shareholders shall be by a poll, save that the chairperson of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the issued and outstanding ordinary shares which are cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes to our currently effective memorandum and articles of association. Our shareholders may, among other things, sub-divide or consolidate all or any of our company’s share capital by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present in person or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate 10% of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our currently effective memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required by the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of our share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of our share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any such class, subject to any rights or restrictions for the time being attached to any class, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially and adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our currently effective memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our currently effective memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions, and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information—H. Documents on Display.”

Anti-Takeover Provisions. Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our currently effective memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York Country, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any ordinary shares or other securities in the Company, or purchasing or otherwise acquiring ADSs issued pursuant to deposit agreements, cannot waive compliance with the federal securities laws of the United States, including the Securities Act and the Exchange Act, and the rules and regulations thereunder and shall be deemed to have notice of and consented to these provisions.

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by (a) 75% in value of shareholders, or (b) a majority in number representing 75% in value of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder(s) upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our currently effective memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of such person’s duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our currently effective memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than 10% of the total number votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our currently effective memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our currently effective memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders (except with regard to the removal of the chairperson, who may be removed from office by special resolution of our shareholders). A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; or (iv) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, if at any time our share capital is divided into different classes of shares, the rights attached to any class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially and adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our currently effective memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our currently effective memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our currently effective memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report on Form 20-F.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Foreign Exchange and Dividend Distribution.”

E.Taxation

The following summary of Cayman Islands, the PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it represents the opinion of Han Kun Law Offices, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in mainland China; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in mainland China.

We believe that ZKH Group Limited is not a PRC resident enterprise for PRC tax purposes. ZKH Group Limited is a company incorporated outside of mainland China. ZKH Group Limited is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that ZKH Group Limited meets all of the conditions above. For the same reasons, we believe our other entities outside of mainland China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the tax authorities of mainland China and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the tax authorities of mainland China determine that ZKH Group Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of ZKH Group Limited would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that ZKH Group Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, ZKH Group Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends we distributed or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under Bulletin 7 and Bulletin 37 promulgated by the State Administration of Taxation, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests in an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and Bulletin 37 promulgated by the State Administration of Taxation, and we may be required to expend valuable resources to comply with these bulletins, or to establish that we should not be taxed under these bulletins.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the U.S. Internal Revenue Code of 1986, as amended.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Dividends

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. The ADSs are listed on the NYSE. We believe the ADSs (but not the Class A ordinary shares) will be considered readily tradeable on an established securities market in the United States.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—PRC Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends paid on our ADSs or Class A ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in mainland China, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as mainland China-source gain under the Treaty. Pursuant to Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the Treasury Regulations.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based upon our current and expected income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2023 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually after the close of each taxable year that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, each, a pre-PFIC year, will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock; provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, our ADSs, but not our Class A ordinary shares, are traded on the NYSE, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank, N.A., the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NYSE rules, we will post this annual report on Form 20-F on our corporate website at ir.zkh.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

Substantially all of our net revenues and expenses are denominated in Renminbi. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollars would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollars may significantly reduce the U.S. dollars equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

In 2023, we entered into two foreign currency derivative contracts to protect us against volatility of future cash flows caused by the changes in foreign exchange rates. Our foreign currency derivative instruments relate to foreign exchange forward contracts involving major currencies such as Renminbi and U.S. dollars. These instruments are executed with third-party banks. We have settled these contracts as of December 31, 2023. We had foreign exchange loss of RMB11.1 million (US$1.6 million) in 2023.

As of December 31, 2023, we had Renminbi-denominated cash and cash equivalents and restricted cash of RMB898.0 million (US$126.5 million). If Renminbi had appreciated by 10% against the U.S. dollars, we would have had an increase of approximately US$12.6 million of cash and cash equivalent and restricted cash. If Renminbi had depreciated by 10% against the U.S. dollars, we would have had a decrease of approximately US$12.6 million of cash and cash equivalent and restricted cash.

Credit risk

Majority of our cash and cash equivalent and restricted cash are held by major financial institutions located in China, which we believe are of high credit quality. We expect that there is no significant credit risk associated with these assets.

We accept bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Bank acceptance notes are primarily negotiable instruments with cash settlement from commercial banks, which we believe are of high credit quality, within six months.

We rely on a limited number of third parties to provide payment processing services to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and online payment platforms which we believe are of high credit quality. As of December 31, 2023, cash held in accounts managed by online payment platforms, such as Alipay, amounted to RMB2.5 million (US$0.4 million), respectively.

Our accounts receivable is unsecured and is derived from revenues earned from our customers in China. Our net accounts receivable was RMB3,639.8 million (US$512.7 million) as of December 31, 2023. The credit risk with respect to accounts receivable is mitigated by credit control policies we carry out with respect to our customers and our ongoing monitoring process of outstanding balances.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
●
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)
Up to U.S. 5¢ per ADS issued
● Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share ratio, or for any other reason)	Up to U.S. 5¢ per ADS canceled
● Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held
● Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
● Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)

● ADS Services	Up to U.S. 5¢ per ADS held
● Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank
●
Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).
Up to U.S. 5¢ per ADS (or fraction thereof) transferred

As an ADS holder you will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;
●	certain cable, telex and facsimile transmission and delivery expenses;
●	the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;
●	the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and
●	the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are canceled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being canceled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses we incurred in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Fees and Other Payments Made by the Depositary to Us

The depositary bank may make payments to us or reimburse us for certain expenses we incurred in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. In the year ended December 31, 2023, we did not receive any payment from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADR program.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you. None of us, the depositary bank or the custodian shall be liable for your failure to obtain the benefits of credits on the basis of non-U.S. tax paid against your income tax liability, or for any tax consequences that you may incur on account of your ownership of or interest in any ADSs.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended, for our initial public offering (File Number 333-270316), which was declared effective by the SEC on December 14, 2023. Our initial public offering closed in December 2023. The underwriters exercised their option to purchase additional ADSs from us at initial public offering price in January 2014. Deutsche Bank AG, Hong Kong Branch, China Renaissance Securities (Hong Kong) Limited and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters for our initial public offering. We offered and sold an aggregate of 4,455,000 ADSs at an initial public offering price of US$15.50 per ADS, including the ADSs sold upon the partial exercise of the option to purchase additional 455,000 ADSs by the underwriters for our initial public offering. We raised an aggregate of US$53.3 million in net proceeds from our initial public offering and the underwriters’ partial exercise of their option to purchase additional ADSs after deducting underwriting commissions and the offering expenses payable by us.

For the period from the effective date of the registration statement to December 31, 2023, the total expenses incurred for our company’s account in connection with our initial public offering was US$15.2 million, which included US$4.3 million in underwriting discounts and commissions for the initial public offering and US$10.9 million in other costs and expenses in connection therewith. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from December 14, 2023, the date that the registration statement was declared effective by the SEC, to December 31, 2023, we did not use any of the net proceeds from our initial public offering. There is no material change in the use of proceeds as described in the registration statement.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below under “Internal Control over Financial Reporting,” as of December 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to handle complex accounting issues and to design and implement a robust period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements. The material weakness resulted in a number of significant adjustments and amendments to our consolidated financial statements and related disclosures under U.S. GAAP. The material weakness, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future.

We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2021, 2022 and 2023. We intend to hire qualified financial and accounting staff with work experience of U.S. GAAP and SEC reporting requirements. We have started and will continue to conduct regular and continuous U.S. GAAP accounting and financial reporting training programs for our financial reporting and accounting personnel. We will continue to enhance our established internal audit function and have engaged an external internal control expert to assist us to assess Sarbanes-Oxley Act compliance requirements and improve our overall internal controls. Furthermore, we will continue to enhance our accounting policies, manuals and closing procedures to improve the quality and accuracy of our period end financial closing process. However, we cannot assure you that all of these measures will be sufficient to remediate our material weakness in time, or at all.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have identified a material weakness in our internal control over financial reporting. If we do not adequately remediate the material weakness, or if we experience additional material weakness in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our ADSs.”

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Cindy Xiaofan Wang, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

ITEM 16B.CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in March 2023. We have posted a copy of our code of business conduct and ethics on our corporate website at ir.zkh.com.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the years indicated.

	For the Year Ended December 31,
	2022	2023

	(RMB in millions)
Audit fees(1)	6.0	5.2
Tax fees(2)	1.2	1.6
(1)	“Audit fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and review of other documents filed or furnished with the SEC.
(2)	“Tax fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standard.”

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, close monitoring on our corporate network, continuous testing and assessment of aspects of our security posture internally and with outside vendors, regular independent cybersecurity audits and regular cybersecurity awareness training. We also require the third party service providers with whom we cooperate to provide its cybersecurity implementation plan for our cooperation and include the cybersecurity-related provisions into our cooperation agreements. Our IT department regularly monitors the performance of our platforms, apps and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our nominating and corporate governance committee is responsible for overseeing the cybersecurity risk management and be informed on risks from cybersecurity threats. The chief executive officer, the chief financial officer and the principal officer in charge of the cybersecurity matters, who has extensive knowledge and skills in cybersecurity management and security compliance, are responsible for discussing material cybersecurity incidents or threats with specific constituencies before sign-off, ensuring thorough review of information and disclosures. This involves our disclosure committee (comprising of the principal accounting officer or the head of financial reporting, the head of the legal department, the principal investor relations officer, the principal officer in charge of cybersecurity matters, and appropriate business unit heads of our company), as a whole, and the nominating and corporate governance committee of our company; and other members of senior management and external legal counsel, to the extent appropriate. The chief executive officer, the chief financial officer, and the principal officer in charge of the cybersecurity matters are also responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident, maintaining oversight of the disclosure in Form 6-K for material cybersecurity incidents (if any) and meeting with the nominating and corporate governance committee (i) in connection with each quarterly earnings release, update the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, if any, and the relevant disclosure issues and (ii) in connection with each annual report, present the disclosure concerning cybersecurity matters in Form 20-F, along with a report highlighting particular disclosure issues, if any, and hold a Q&A session. Our nominating and corporate governance committee is responsible for maintaining oversight of the disclosure related to cybersecurity matters in the periodic reports of our company.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of ZKH Group Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document
1.1

Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2024 (File No. 333-278453))

2.1

Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2024 (File No. 333-278453))

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended, initially filed with the Securities and Exchange Commission on March 7, 2023 (File No. 333-270316))

2.3

Deposit Agreement, dated December 19, 2023, among the Registrant, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2024 (File No. 333-278453))

2.4

Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated February 24, 2022, supplemented by Amendment to Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated November 17, 2023 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended, initially filed with the Securities and Exchange Commission on March 7, 2023 (File No. 333-270316))

2.5*	Description of Securities
4.1

Amended and Restated 2022 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2024 (File No. 333-278453))

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on March 7, 2023 (File No. 333-270316))

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on March 7, 2023 (File No. 333-270316))

4.4

Convertible Note Subscription Agreement by and among the Registrant and other parties thereto dated January 29, 2022 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on March 7, 2023 (File No. 333-270316))

8.1*	Principal Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on March 7, 2023 (File No. 333-270316))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Office
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZKH Group Limited

By:	/s/ Long Chen
Name:	Long Chen
Title:	Chairman of the Board of Directors and
Chief Executive Officer

Date: April 19, 2024

ZKH Group Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ZKH Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZKH Group Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity/(deficit) and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 19, 2024

We have served as the Company’s auditor since 2021.

ZKH GROUP LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2022 AND 2023

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	1,954,246	1,090,621
Restricted cash	51,610	159,751
Short-term investments	—	874,210
Accounts receivable, net	3,067,064	3,639,794
Notes receivable	310,708	352,997
Inventories	655,997	668,984
Prepayments and other current assets	243,630	168,117
Total current assets	6,283,255	6,954,474
Non-current assets:
Property and equipment, net	166,740	145,288
Land use right	10,930	11,033
Operating lease right-of-use assets, net	297,937	224,930
Intangible assets, net	24,051	20,096
Goodwill	30,807	30,807
Total non-current assets	530,465	432,154
Total assets	6,813,720	7,386,628
Liabilities
Current liabilities:
Short-term borrowings	250,000	585,000
Accounts and notes payable	2,566,136	2,883,370
Operating lease liabilities	95,775	91,230
Advance from customers	31,131	19,907
Accrued expenses and other current liabilities	539,191	448,225
Total current liabilities	3,482,233	4,027,732
Non-current liabilities:
Non-current operating lease liabilities	214,427	146,970
Other non-current liabilities	782	507
Total non-current liabilities	215,209	147,477
Total liabilities	3,697,442	4,175,209
Commitments and contingencies (Note 22)
Mezzanine equity:
Series A convertible redeemable preferred shares (“Series A Preferred Shares”) (US$0.0000001 par value; 58,480,000 and nil shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	26,934	—
Series A+ convertible redeemable preferred shares (“Series A+ Preferred Shares”) (US$0.0000001 par value; 84,480,000 and nil shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	40,608	—
Series B convertible redeemable preferred shares (“Series B Preferred Shares”) (US$0.0000001 par value; 734,209,000 and nil shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	389,960	—
Series B+ convertible redeemable preferred shares (“Series B+ Preferred Shares”) (US$0.0000001 par value; 277,730,000 and nil shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	240,033	—
Series C1 convertible redeemable preferred shares (“Series C1 Preferred Shares”) (US$0.0000001 par value; 604,820,600 and nil shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	769,548	—
Series C2 convertible redeemable preferred shares (“Series C2 Preferred Shares”) (US$0.0000001 par value; 372,859,000 and nil shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	458,503	—
Series D1 convertible redeemable preferred shares (“Series D1 Preferred Shares”) (US$0.0000001 par value; 705,523,600 and nil shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	1,219,370	—
Series D2 convertible redeemable preferred shares (“Series D2 Preferred Shares”) (US$0.0000001 par value; 105,302,000 and nil shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	179,429	—
Series E convertible redeemable preferred shares (“Series E Preferred Shares”) (US$0.0000001 par value; 803,222,500 and nil shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	2,226,911	—
Series F convertible redeemable preferred shares (“Series F Preferred Shares”) (US$0.0000001 par value; 392,013,413 and nil shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	1,631,477	—
Total mezzanine equity	7,182,773	—
ZKH Group Limited shareholders’ (deficit)/equity:
Ordinary shares (USD0.0000001 par value; 496,253,373,300 and 496,253,373,300 shares authorized; 1,218,621,800 and 5,621,490,964 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	1	4
Additional paid-in capital	—	8,139,349
Statutory reserves	5,278	6,013
Accumulated other comprehensive loss	(51,910)	(25,154)
Accumulated deficit	(4,024,102)	(4,908,793)
Total ZKH Group Limited shareholders’ (deficit)/equity	(4,070,733)	3,211,419
Non-controlling interests	4,238	—
Total shareholders’ (deficit)/equity	(4,066,495)	3,211,419
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	6,813,720	7,386,628

The accompanying notes form an integral part of these consolidated financial statements.

ZKH GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues
Net product revenues	7,500,036	8,086,920	8,341,603
Net service revenues	116,692	179,508	307,412
Other revenues	37,863	48,808	72,160
Total net revenues	7,654,591	8,315,236	8,721,175
Cost of revenues	(6,614,836)	(6,997,566)	(7,268,741)
Operating expenses
Fulfillment	(444,510)	(467,384)	(438,959)
Sales and marketing	(689,637)	(683,206)	(700,791)
Research and development	(256,421)	(240,534)	(175,915)
General and administrative	(759,627)	(612,252)	(535,493)
Loss from operations	(1,110,440)	(685,706)	(398,724)
Interest and investment income	28,277	14,559	53,703
Interest expense	(10,593)	(94,182)	(19,343)
Others, net	(1,156)	33,737	59,659
Loss before income tax	(1,093,912)	(731,592)	(304,705)
Income tax (expenses)/benefits	(200)	471	(195)
Net loss	(1,094,112)	(731,121)	(304,900)
Less: net income/(loss) attributable to non-controlling interests	112	333	(393)
Less: net income/(loss) attributable to redeemable non-controlling interests	28,260	4,227	(193)
Net loss attributable to ZKH Group Limited	(1,122,484)	(735,681)	(304,314)
Accretion on preferred shares to redemption value	(329,737)	(509,281)	(660,070)
Net loss attributable to ZKH Group Limited’s ordinary shareholders	(1,452,221)	(1,244,962)	(964,384)

ZKH GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net loss	(1,094,112)	(731,121)	(304,900)
Other comprehensive loss:
Foreign currency translation adjustments	(490)	(50,980)	26,756
Total comprehensive loss	(1,094,602)	(782,101)	(278,144)
Less: comprehensive income/(loss) attributable to non-controlling interests	112	333	(393)
Less: comprehensive income/(loss) attributable to redeemable non-controlling interests	28,260	4,227	(193)
Comprehensive loss attributable to ZKH Group Limited	(1,122,974)	(786,661)	(277,558)
Accretion on preferred shares to redemption value	(329,737)	(509,281)	(660,070)
Total comprehensive loss attributable to ZKH Group Limited’s ordinary shareholders	(1,452,711)	(1,295,942)	(937,628)
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(1.20)	(0.94)	(0.63)
Weighted average number of shares
Basic and diluted	1,213,878,050	1,325,036,140	1,528,540,765

Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(41.87)	(32.88)	(22.08)
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic and diluted	34,682,230	37,858,175	43,672,593

The accompanying notes form an integral part of these consolidated financial statements.

ZKH GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data)

					Accumulated
			Additional		Other	Retained Earnings/	Non-	Total
	Ordinary Shares		Paid-in	Statutory	Comprehensive	(Accumulated	controlling	Shareholders’
	Shares	Amount	Capital	Reserves	Loss	Deficit)	Interests	(Deficit)/Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	1,118,621,800	1	—	5,278	(440)	(1,473,424)	3,793	(1,464,792)
Net (loss)/income	—	—	—	—	—	(1,094,224)	112	(1,094,112)
Foreign currency translation adjustments	—	—	—	—	(490)	—	—	(490)
Share-based compensation and vesting of share-based awards	100,000,000	—	151,419	—	—	—	—	151,419
Accretion on convertible redeemable preferred shares to redemption value	—	—	(151,419)	—	—	(178,318)	—	(329,737)
Accretion of redeemable non-controlling interests	—	—	—	—	—	(28,260)	—	(28,260)
Balance as of December 31, 2021	1,218,621,800	1	—	5,278	(930)	(2,774,226)	3,905	(2,765,972)
Net (loss)/income	—	—	—	—	—	(731,454)	333	(731,121)
Foreign currency translation adjustments	—	—	—	—	(50,980)	—	—	(50,980)
Share-based compensation and vesting of share-based awards	—	—	—	—	—	(4,914)	—	(4,914)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	(509,281)	—	(509,281)
Accretion of redeemable non-controlling interests	—	—	—	—	—	(4,227)	—	(4,227)
Balance as of December 31, 2022	1,218,621,800	1	—	5,278	(51,910)	(4,024,102)	4,238	(4,066,495)
Net loss	—	—	—	—	—	(304,507)	(393)	(304,900)
Foreign currency translation adjustments	—	—	—	—	26,756	—	—	26,756
Share-based compensation and vesting of share-based awards	—	—	34,840	—	—	—	—	34,840
Accretion on convertible redeemable preferred shares to redemption value	—	—	(80,428)	—	—	(579,642)	—	(660,070)
Change on repurchase premium related to Shanghai Kunjun Material Technology Co.,Ltd	—	—	—	—	—	193	—	193
Extinguishment of Series F convertible redeemable preferred shares	—	—	272,426	—	—	—	—	272,426
Issuance of ordinary shares upon Initial Public Offering (“IPO”), net of issuance cost	140,000,000	—	340,732	—	—	—	—	340,732
Automatic conversion of convertible preferred shares into ordinary shares upon IPO	4,262,869,164	3	7,570,414	—	—	—	—	7,570,417
Repurchase of non-controlling interests	—	—	1,365	—	—	—	(3,845)	(2,480)
Appropriation to statutory reserve	—	—	—	735	—	(735)	—	—
Balance as of December 31, 2023	5,621,490,964	4	8,139,349	6,013	(25,154)	(4,908,793)	—	3,211,419

The accompanying notes form an integral part of these consolidated financial statements.

ZKH GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash flows from operating activities:
Net loss	(1,094,112)	(731,121)	(304,900)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	53,025	76,073	73,466
Share-based compensation expense	183,349	31,899	17,393
Loss on disposals of property and equipment	432	175	3,011
Allowance for credit losses	31,476	28,006	12,756
Write-down of inventories	14,310	21,139	39,969
Investment income	(6,232)	(124)	(6,100)
Interest expenses of convertible notes	—	73,081	—
Foreign exchange losses/(gains)	8,205	(13,733)	11,061
Changes in operating assets and liabilities:
Accounts receivable	(1,127,262)	(333,067)	(585,486)
Notes receivable	(103,280)	85,753	(42,289)
Inventories	(329,237)	85,802	(52,956)
Prepayments and other current assets	(58,662)	21,551	51,982
Accounts and notes payable	922,880	119,814	317,234
Advance from customers	11,330	1,019	(11,224)
Operating lease right-of use assets	(71,440)	81,378	73,007
Land use right	—	10,930	(328)
Accrued expenses and other liabilities	116,736	29,342	(92,542)
Operating lease liabilities	65,730	(92,120)	(72,002)
Net cash used in operating activities	(1,382,752)	(504,203)	(567,948)
Cash flows from investing activities:
Purchase of short-term investments	(1,480,018)	(100,000)	(1,288,080)
Maturity of short-term investments	1,548,882	100,124	430,623
Purchase of property and equipment	(145,200)	(37,047)	(50,496)
Purchase of intangible assets	(12,867)	(13,057)	(5,067)
Proceeds from sale of property and equipment and intangible assets	5,047	12,940	4,718
Cash paid for a business combination in previous years, net of cash acquired	(10,239)	—	—
Net cash used in investing activities	(94,395)	(37,040)	(908,302)
Cash flows from financing activities:
Proceeds from issuance of convertible note	—	1,384,218	—
Proceeds from short-term borrowings	404,170	764,160	1,114,000
Repayment of short-term borrowings	(215,842)	(807,592)	(779,000)
Acquisition of the redeemable non-controlling interest	(13,697)	(22,396)	(5,044)
Proceeds from public offering, net of issuance costs	—	—	385,768
Other financing activities	—	(15,680)	—
Net cash provided by financing activities	174,631	1,302,710	715,724
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(8,695)	117,469	5,042
(Decrease)/Increase in cash, cash equivalents, and restricted cash	(1,311,211)	878,936	(755,484)
Cash, cash equivalents, and restricted cash at beginning of year	2,438,131	1,126,920	2,005,856
Cash, cash equivalents, and restricted cash at end of year	1,126,920	2,005,856	1,250,372
Supplemental cash flow information:
Cash payments for interest	(10,291)	(20,957)	(19,343)
Cash payments for income taxes	(1,224)	(1,220)	(154)
Supplemental information for non-cash financing activities:
Accretion of convertible redeemable preferred shares	(329,737)	(509,281)	(660,070)
Issuance of Series F preferred shares from conversion of the convertible notes	—	(1,631,564)	—
Conversion of preferred shares to ordinary shares	—	—	(7,570,417)

The accompanying notes form an integral part of these consolidated financial statements.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   Organization and principal activities

(a)	Principal activities

ZKH Group Limited (the “Company”) was incorporated under the laws of the Cayman Islands on April 26, 2021 as an exempted company with limited liability. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is a maintenance, repair and operating (“MRO”) products trading and service platform (“MRO Business”). For the years ended December 31, 2021, 2022 and 2023, its primary operations are conducted in the People’s Republic of China (“PRC”).

(b)	History of the Group and Restructuring

Prior to the incorporation of the Company and the completion of the restructuring as described below, the Group commenced its operations through ZKH Industrial Supply (Shanghai) Co, Ltd. (“ZKH Industrial Supply”), founded by Mr. Long Chen (the ‘‘Founder’’) in 1998, and subsequently obtained financing from various third party investors (collectively ‘‘Third Party Investors’’) from 2015 through 2022.

In preparation for its initial public offering (“IPO”), the Group completed a restructuring (the “Restructuring”) on September 30, 2022, which involved the following steps:

●	On April 26, 2021, the Company was established under the laws of the Cayman Islands as an exempted company with limited liability with 95,000 ordinary shares authorized at a par value of US$0.0000001 each.
●	On May 6, 2021, ZKH Holdings Limited was incorporated in British Virgin Islands (“BVI”) as a wholly owned subsidiary of the Company.
●	On May 20, 2021, ZKH Hong Kong Limited was incorporated in Hong Kong as a wholly owned subsidiary ZKH Holdings Limited.
●	On December 30, 2021, the Company issued 1,161,080,000 ordinary shares, 57,541,800 Series Seed Preferred Shares, 58,480,000 Series A Preferred Shares, 84,480,000 Series A+ Preferred Shares, 734,209,000 Series B Preferred Shares, 277,730,000 Series B+ Preferred Shares, 604,820,600 Series C1 Preferred Shares, 372,859,000 Series C2 Preferred Shares, 705,523,600 Series D1 Preferred Shares, 105,302,000 Series D2 Preferred Shares and 803,222,500 Series E Preferred Shares in aggregate, to the existing shareholders of ZKH Industrial Supply, based on their respective equity interests and classes in ZKH Industrial Supply.
●	Through a series of restructuring steps pursuant to the restructuring agreements, on June 29, 2022, ZKH Hong Kong Limited obtained 100% equity interests in ZKH Industrial Supply. Consequently, ZKH Industrial Supply became an indirect wholly owned subsidiary of the Company.
●	Cash considerations of all the restructuring steps were settled on September 30, 2022.

The equity interests held by the Founder and Third-Party Investors in the Company after the Restructuring are the same as the equity interests held by them in ZKH Industrial Supply before the Restructuring.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   Organization and principal activities (continued)

(b)History of the Group and Restructuring (continued)

Immediately prior to and after the Restructuring, the Listing Business was operated by ZKH Industrial Supply and its subsidiaries (collectively the “Operating Companies”). Pursuant to the Restructuring, the Listing Business was transferred to and held by the Company through the Operating Companies. The Company has not been involved in any other business prior to the Restructuring and does not meet the definition of a business. The Restructuring is merely a restructuring of the Listing Business with no change in management and control of such business. Accordingly, the Group resulting from the Restructuring is regarded as a recapitalization of the Listing Business under the Operating Companies for the purpose of this financial statements. The financial statements of the Group have been prepared on a consolidated basis as if the Restructuring had occurred since the earliest presented in these financial statements and is presented using the carrying values of the assets, liabilities and operating results of the Listing Business under the Operating Companies for all periods presented.

Initial Public Offering

On December 15, 2023, the Company completed its initial public offering (the “IPO”) on the New York Stock Exchange. In this offering, 4,000,000 American Depositary Shares (“ADSs”), representing 140,000,000 Class A Ordinary Shares, were issued and sold to the public at a price of US$15.50 per ADS.

Immediately prior to the completion of the IPO, 3,746,626,700 was automatically converted into Class A Ordinary Shares on a one-for-one basis, and 392,013,413 Series F Preferred Shares was automatically converted into Class A Ordinary Shares on the conversion rate of 1:1.3169.

As at December 31, 2023,the Company’s principal subsidiaries are as follows:

Name	Place of incorporation	Date of incorporation	Percentage of equity interest	Principal activities
Wholly owned subsidiaries
ZKH Industrial Supply	Shanghai, China	May 27, 1996	100%	Sale of MRO products
Shanghai Gongbangbang Industrial Tech Co., Ltd.	Shanghai, China	January 30, 2013	100%	Sale of MRO products
Shanghai Kunhe Supply Chain Management Co., Ltd.	Shanghai, China	March 6, 2018	100%	Logistics and Warehousing
Shenzhen Kuntong Smart Warehousing Technology Co., Ltd.(Kuntong)	Shenzhen, China	January 18, 2007	100%	Production and sale of intelligent warehousing equipments
ZKH Holdings Limited	British Virgin Islands	May 6, 2021	100%	Investment holding
ZKH Hong Kong Limited	Hong Kong	May 20, 2021	100%	Investment holding

2.   Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   Summary of significant accounting policies (continued)

(b)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for which the Company is the ultimate primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors (the “Board”), to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, mezzanine equity and related disclosures of contingent liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates are used for, but not limited to, the valuation and recognition of share-based compensation arrangements, allowance for credit losses, lower of cost and net realizable value of inventories, fair value of ordinary shares and convertible redeemable preferred shares.

(d)	Segment reporting

The Group engages primarily in the business-to-business trading and services of industrial products through its platform. The Group’s chief operating decision maker, who has been identified as the Chief Executive Officer reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish expenses and related assets and liabilities between markets or segments for the purpose of internal reports. As the Group’s long-lived assets are all located in the PRC and substantially all the Group’s revenues are derived from the PRC, no geographical segments are presented.

(e)	Functional currency and foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands, BVI and Hong Kong is U.S. dollars (“US$”). The functional currency of all the other significant subsidiaries is RMB. The determination of the respective functional currency is based on the criteria of ASC Topic 830, Foreign Currency Matters.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   Summary of significant accounting policies (continued)

(e)	Functional currency and foreign currency translation (continued)

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in the consolidated statements of comprehensive loss. Total exchange gains/(losses) were a loss of RMB8,205, a gain of RMB13,733, and a loss of RMB11,061 for the years ended December 31, 2021, 2022 and 2023, respectively.

The consolidated financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive loss in the consolidated statements of comprehensive loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive (loss) gain in the consolidated statements of shareholders’ equity/(deficit).

(f)	Fair value

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that maybe used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group not measured at fair value mainly consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, certain other current assets and certain accruals and other liabilities. As of December 31, 2022 and 2023, the carrying values of these financial instruments approximated their fair values due to their short-term maturity.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   Summary of significant accounting policies (continued)

(g)	Cash and cash equivalents

Cash and cash equivalents consist of demand deposit, time deposits with original maturities less than three months and cash placed with banks and third-party payment processor, which are unrestricted as to withdrawal or use.

(h)	Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows. The Group’s restricted cash mainly represents pledged time deposit, security deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee.

(i)	Short-term investments

Short-term investments consist primarily of investments in wealth management products issued by banks, money market fund and time deposit placed with bank with original maturities longer than three months but less than one year. These investments are stated at fair value. Changes in the fair value are reflected in interest and investment income, net in the consolidated statements of comprehensive loss.

(j)	Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative. Derivative financial instruments are neither held nor issued by the Company for trading purposes.

In the normal course of business, the Company uses derivative financial instruments to manage foreign currency exchange rate risk. Currency exposure is monitored and managed by the Company as part of its risk management program which seeks to reduce the potentially adverse effects that market volatility could have on operating results. The company uses forward contracts to economically hedge, on a net basis, the foreign currency exposure of a portion of the company’s nonfunctional currency assets and liabilities. The terms of these forward contracts are generally less than one year.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   Summary of significant accounting policies (continued)

(k)	Accounts receivable and allowance for credit losses

Accounts receivable represents the amounts that the Group has an unconditional right to consideration and is recorded net of allowance for credit losses. The Group estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically, considering factors in assessing the collectability of its accounts receivable, such as historical distribution of the age of the amounts due, payment history, creditworthiness, forward-looking factor, historical collections data of the customers, to assess the credit risk characteristics. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable is considered impaired and written- off when it is probable that all contractual payments due will not be collected after all collection efforts have been exhausted.

(l)	Notes receivable

Notes receivable are primarily bank acceptance notes. The Group accepts bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Bank acceptance notes are primarily negotiable instruments with cash settlement from commercial banks within half a year. Upon receipt of the bank acceptance notes, the Group’s accounts receivable from the customer is derecognized. The bank acceptance notes can also be endorsed to suppliers as settlement of accounts payable. Bank acceptance notes of RMB192,691 and RMB143,752 were endorsed to suppliers as of December 31, 2022 and 2023 respectively.

(m)	Current expected credit losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”), which requires entities to measure all expected credit losses for financial assets held at the reporting date, including accounts receivable and notes receivable, using a current expected credit loss model based on historical experience adjusted for judgments about the effects of relevant observable data, including current and future economic conditions periodically.

The Group estimates the allowance for accounts receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment. The accounts receivable was segmented into groups based on certain credit risk characteristics, and the Group determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including historical default rates, lifetime for debt recovery, current and future economic conditions.

(n)	Inventories

Inventories, primarily consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues in the consolidated statements of comprehensive loss.

The Group also provides fulfillment-related services in connection with the Group’s marketplace. Third-party sellers maintain ownership of their inventories and therefore these products are not included in the Group’s inventories.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   Summary of significant accounting policies (continued)

(o)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment loss. Depreciation is computed using the straight-line method with 5% residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Furniture and office equipment	3 – 5 years
Machinery	5 – 10 years
Vehicles	3 – 5 years
Computer equipment	3 – 5 years
Leasehold improvement	shorter of remaining lease period and estimated useful life

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in other income, net in the consolidated statements of comprehensive loss.

(p)	Intangible assets, net

Intangible assets purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The Group performs valuation of the intangible assets arising from business combination to determine the fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets. The estimated useful lives of intangible assets are as follows:

Trademarks	10 years
Patent right	10 years
Software	3 – 5 years
Customer relationship	10 years

(q)	Business combinations and non-controlling interests

The Group accounts for its business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Group and equity instruments issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of consideration paid fair value of the non-controlling interests over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   Summary of significant accounting policies (continued)

(q)	Business combinations and non-controlling interests (continued)

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets. When the non-controlling interest is redeemable at the option of the holders, which is not solely within the control of the Company, the non-controlling interest is classified as mezzanine equity. The Company accretes changes in the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. Consolidated net loss or income in the consolidated statements of comprehensive loss includes net income attributable to non-controlling interests and mezzanine equity holders when applicable. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

(r)	Goodwill

Goodwill represents the excess of (i) the total of consideration paid fair value of the non-controlling interests over (ii) the fair value of the identifiable net assets of the acquiree.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The annual impairment test includes an option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value based on discounted cash flow of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. The impairment charge would be recorded in the consolidated statements of comprehensive loss. There is no event or any circumstance that the Company identified, which indicated that the fair value of the Company’s reporting unit was below its carrying value. No impairment of goodwill was recognized for the years ended December 31, 2021, 2022 and 2023.

(s)	Leases

The Group accounts for leases in accordance with ASC 842, Leases (“ASC 842”), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   Summary of significant accounting policies (continued)

(s)	Leases (continued)

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Operating lease right-of-use (“ROU”) assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Group’s leases is not readily determinable. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. The amortization of the right-of-use asset is described as the difference between the straight-line lease expense and the accretion of interest on the lease liability each period.

The land use rights are operating leases with term of about 50 years. Other than the land use rights, the lease terms of operating and finance leases vary from more than a year to 20 years. Operating leases are included in land use right, operating lease right-of-use assets, current and non- current operating lease liabilities on the Group’s consolidated balance sheets. Finance leases are included in property and equipment, net, other current and non-current liabilities on the Group’s consolidated balance sheets. As of December 31, 2022 and 2023, all of the Group’s ROU assets were generated from leased assets in the PRC.

(t)	Revenue recognition

Under ASC 606, the Group recognizes revenues when the Group satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.

The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group is a principal, that the Group obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Group is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues should be recognised, after deducting discounting and estimated cash rebates, as the Group does not receive a good or service that is distinct in exchange for discount or rebates granted to customers and be recorded net of value-added taxes.

Revenue arrangements with multiple deliverables are divided into separate units of accounting based on the selling price of each separate unit.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   Summary of significant accounting policies (continued)

(t)	Revenue recognition (continued)

Net product revenues

The Group recognizes the net product revenues from the product sales model on a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods. The Group recognizes revenue net of discounts and return allowances when the products are delivered to customers. Judgement is required to estimate return allowances. The Group reasonably estimates the possibility of sales return based on the historical experience. Based on management’s assessment, as of December 31, 2022 and 2023, liabilities for return allowances were insignificant.

Net service revenues

Under marketplace model, the Group charges commission fees to third-party merchants, where the Group generally is acting as an agent and its performance obligation is to arrange for the provision of the specified goods or services by those third-party merchants to customers of the platform. Upon successful sales to customers of the platform, the Group charges the third-party merchants a fixed rate commission fee based on the sales amount. The net service revenues are recognized on a net basis at the point of delivery of products, net of return allowances. Accounts and notes receivable related to the marketplace service amounts to RMB489,777 and RMB964,587 as of December 31, 2022 and 2023, respectively, which are billed to end customers on gross basis on behalf of the third-party merchants.

Other revenues

The Group rents certain machinery and equipment as operating lease. Revenues resulting from operating lease are recognized over the contractual lease period on straight line basis.

The Group also provides testing and repairment services and warehousing and logistics services. Revenues resulting from these services are recognized when the Group rendered such services.

(u)	Advances from customers

Amounts recorded in the advance from customers account represent cash payments made upfront by the Group’s customers under each sales contract, related to unsatisfied performance obligation at the end of the period. The amounts in the advance from customers would be recognised as revenue when the revenue recognition criteria are met.

(v)	Cost of revenue

Cost of revenues consists primarily of purchase price of products, inbound shipping charges, write- downs of inventories and the rebates from suppliers. The rebates we receive from suppliers are treated as a reduction in the purchase price and will be recorded as a reduction in cost of revenues when the product is sold. The cost of revenues does not include shipping and handling expenses, payroll and benefits of logistic staff or logistic centers rental expenses, therefore cost of revenues of the Group may not be comparable to other companies which include such expenses in their cost of revenues. Cost of revenues mainly represents that under the product sales model.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   Summary of significant accounting policies (continued)

(w)	Fulfillment

Fulfillment expenses consist primarily of (i) expenses incurred in operating the Group’s distribution centers and transit warehouses, including personnel cost and expenses attributable to receiving, inspecting and warehousing inventories, picking, packaging, preparing customer orders for shipment, and dispatching and delivering, (ii) lease expenses of distribution centers and transit warehouses, (iii) depreciation of vehicle and equipment, (iv) expenses charged by third-party couriers for dispatching and delivering the Group’s products.

Shipping cost included in fulfillment expenses amounted to RMB111,592, RMB105,420 and RMB103,940 for the years ended December 31, 2021, 2022 and 2023, respectively.

(x)	Sales and marketing

Sales and marketing expenses consist primarily of payroll and related expenses for employees involved in sales and marketing activities, and advertising costs.

Advertising costs included in sales and marketing expenses are expensed as incurred, and amounted to RMB50,412, RMB18,730 and RMB34,830 for the years ended December 31, 2021, 2022 and 2023, respectively.

(y)	Research and development

Research and development expenses consist primarily of payroll and related expenses for research and development employees involved in designing, developing and maintaining software technology platform, and technology infrastructure costs. Software development costs are recorded in “Research and development” as incurred as the costs qualifying for capitalization have been insignificant.

(z)	General and administrative

General and administrative expenses consist primarily of employee related expenses for product line and other general corporate functions, including administration, finance, tax, legal and human relations; costs associated with these functions including facilities and equipment depreciation expenses, professional fee, rental and other general corporate related expenses.

(aa)	Share-based compensation

The Group grants share options (collectively, “Share-based Awards”) to eligible employees and directors under the share incentive plan. The Group accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Share-based awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using the graded-vesting method, over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of IPO as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards that have satisfied the service condition were recorded upon the completion of the IPO, using the graded-vesting method. The Group adopted ASU 2016-09 to recognize the impact of forfeiture within compensation expense, when they occur.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   Summary of significant accounting policies (continued)

(aa)	Share-based compensation (continued)

Management applies significant judgment in determining the fair value of share-based awards at grant dates given that the ordinary shares underlying the awards were not publicly traded at the time of grant. Fair value of the ordinary shares was determined and allocated using the income approach and equity allocation model, each of which requires complex and subjective judgments regarding the expected revenue growth rates, operating profit margins, discount rates, terminal growth rates, a discount for lack of marketability (“DLOM”) and probability of the three scenarios assumed under the equity allocation model, namely: (i) the liquidation scenario, (ii) the redemption scenario, and (iii) the mandatory conversion scenario. The fair value of Share options is estimated on the grant date using the Binomial option-pricing model where management also applies judgment related to the expected volatility, risk-free interest rate, expected dividend yield, exercise multiple and expected post-vesting forfeiture rate. The assumptions used in share-based compensation expenses recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive Share- based Awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Group for accounting purposes.

(bb) Other employee benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension benefits, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses amounted to RMB291,839, RMB339,155 and RMB323,685 for the years ended December 31, 2021, 2022 and 2023, respectively.

(cc) Income tax

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Deferred tax assets and liabilities are classified as non-current in the consolidated balance sheets.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   Summary of significant accounting policies (continued)

(cc) Income tax (continued)

The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

(dd) Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled. Government grants included as other income in the consolidated statements of comprehensive loss amounted to RMB17,832, RMB24,330 and RMB71,503 for the years ended December 31, 2021, 2022 and 2023, respectively.

(ee) Statutory reserves

The Company’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the Company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Laws, the ‘Company’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under the PRC GAAP.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   Summary of significant accounting policies (continued)

(ee) Statutory reserves (continued)

Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the Company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. None of these reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2022 and 2023, nil and RMB735 profit appropriation to statutory reserves was made.

(ff) Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares, considering the accretion on Preferred Shares to redemption value by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the Preferred Shares using the if-converted method, and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(gg) Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Group, but which will only be resolved when one or more future events occur or fail to occur. The Group assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Group or unasserted claims that may result in legal proceedings, the Group, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   Summary of significant accounting policies (continued)

(hh) Recent accounting pronouncements

In September 2022, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations (“ASU 2022-04”), which requires a buyer in a supplier finance program to disclose sufficient information about the program, enabling users of the financial statements to understand the nature of the program and activity and changes during the period. ASU 2022-04 was effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the requirement on rollforward information, which is effective for fiscal years beginning after December 15, 2023. During the first quarter 2023, the Group adopted ASU 2022-04, which did not have a material impact on our consolidated financial position, results of operations and cash flows.

The Group has a supplier finance program whereby they have entered into payment processing agreements with several financial institutions. Under these agreements, the financial institutions act as paying agents with respect to accounts payable due to certain suppliers. Participating suppliers may, at their sole discretion, elect to receive payment for one or more of the payment obligations, prior to their scheduled due dates, at a discounted price from participating financial institutions. The Group is not a party to the agreements between the participating financial institutions and the suppliers in connection with the program, and the Group’s rights and obligations to suppliers are not impacted. The Group does not reimburse suppliers for any costs they incur for participation in the program. The Group has no economic interest in their suppliers’ decision to participate in the program. The Group’s responsibility is limited to making payment to the respective financial institution according to the terms originally negotiated with the supplier, regardless of whether the supplier elects to receive early payment from the financial institution.

The payment terms negotiate with suppliers are consistent, irrespective of whether a supplier participates in the program. Current payment terms with a majority of suppliers generally range from 60 to 180 days, which the Group deems to be commercially reasonable. The obligations to suppliers, including amounts due and scheduled payment terms, are not impacted. The outstanding payment obligations under the supplier finance program were RMB186,261 and RMB221,523 as of December 31, 2022 and 2023, respectively, and are recorded within accounts payable on the consolidated balance sheets. The restricted cash pledged for the outstanding payment obligations were RMB15,615 and RMB15,651 as of December 31, 2022 and 2023, respectively, and are recorded within restricted cash on the consolidated balance sheets. The Group does not pledge any other assets as security as part of the program. The associated payments are included in operating activities within the consolidated statements of cash flows.

The roll-forwards of the group’s outstanding obligations confirmed as valid under its supplier finance program for years ended December 31, 2022 and 2023, are as follows:

	Year ended December 31,
	2022	2023
	RMB	RMB

Balance at the beginning of the year	228,104	186,261
Invoices confirmed during the year	392,323	621,071
Confirmed invoices paid during the year	(434,166)	(585,809)
Balance at the end of the year	186,261	221,523

3.    Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2021, 2022 and 2023.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

3.    Concentration and risks (continued)

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and notes receivable. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2022 and 2023, majority of the Group’s cash and cash equivalents, restricted cash and notes receivable were held by or accepted by major financial institutions located in the PRC and Hong Kong which the management believes are of high credit quality. Accounts receivable are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.

There was no individual customer accounted for more than 10% of accounts receivable as of December 31, 2022 and 2023.

Currency convertibility risk

The Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities are denominated in RMB. The cash transfers from the PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If such foreign exchange control system prevents the Group from obtaining sufficient foreign currencies to satisfy its currency demands, the Group may not be able to pay dividends in foreign currencies. As of December 31, 2022 and 2023, the Group’s cash and cash equivalents and restricted cash denominated in RMB were RMB1,076,036 and RMB897,896, accounting for 53.64% and 71.81% of the Group’s total cash and cash equivalents and restricted cash, respectively.

4.    Fair value measurement

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports in its consolidated balance sheets at fair value on a recurring basis.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

4.    Fair value measurement (continued)

Short-term investments

The Group values its wealth management products issued by banks, money market fund and time deposits placed with bank with original maturities longer than three months but less than one year using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. For the years ended December 31, 2021, 2022 and 2023, gross unrealized gains of nil, nil and nil were recorded on short-term investments, respectively. As of December 31, 2022, the Group had no assets and liabilities that were measured at fair value on a recurring basis. As of December 31, 2023, the Group had 874,210 assets and no liabilities that were measured at fair value on a recurring basis.

Other financial instruments

The followings are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables. Accounts receivable, prepayments and other current assets are financial assets with carrying values that approximate to fair value due to their short-term nature. Accounts payable, accrued expenses and other current liabilities and advance from customers, are financial liabilities with carrying values that approximate to fair value due to their short-term nature.

Short-term borrowings. The fair value of borrowings was determined using the present value of future cash flows based on the borrowing rates currently available for borrowings with similar terms and maturities. The carrying value of short-term borrowings and current portion of long-term borrowings approximated to fair value due to their short maturities as of December 31, 2022 and 2023.

5.    Accounts receivable, net

Accounts receivable consist of the following:

	As of
	December 31,
	2022	2023
	RMB	RMB
Accounts receivable	3,164,023	3,746,826
Allowance for credit losses	(96,959)	(107,032)
Accounts receivable, net	3,067,064	3,639,794

The movements in the allowance for credit losses are as follows:

	Year ended
	December 31,
	2022	2023
	RMB	RMB
Balance at the beginning of the year	85,115	96,959
Additions	28,006	12,388
Write-off	(16,162)	(2,683)
Recovery of write-off	—	368
Balance at the end of the year	96,959	107,032

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

6.    Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of
	December 31,
	2022	2023
	RMB	RMB
Prepayment	109,027	43,278
Other current assets	134,603	124,839
Total	243,630	168,117

Prepayments primarily consist of prepayments for purchase of products.

7.    Property and equipment, net

Property and equipment consist of the following:

	As of
	December 31,
	2022	2023
	RMB	RMB
Machinery	130,866	130,786
Leasehold improvement	92,340	88,209
Computer equipment	41,422	39,536
Furniture and office equipment	28,123	26,572
Vehicles	13,128	11,371
Construction in process	2,777	31,009
Total	308,656	327,483
Accumulated depreciation	(141,916)	(182,195)
Net book value	166,740	145,288

Depreciation expenses recognized for the years ended December 31, 2021, 2022 and 2023 were RMB46,638, RMB67,875 and RMB64,610, respectively.

8.    Intangible assets, net

Intangible assets consist of the following:

	As of December 31, 2022
	Weighted
	average	Gross		Net
	amortization	carrying	Accumulated	carrying
	period	amount	amortization	amount
	Year	RMB	RMB	RMB
Software	4.9	37,055	(18,378)	18,677
Customer relationship	10.0	7,736	(2,600)	5,136
Trademarks	10.0	462	(337)	125
Patent right	10.0	142	(29)	113
Total	5.7	45,395	(21,344)	24,051

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

8.    Intangible assets, net (continued)

	As of December 31, 2023
	Weighted
	average	Gross		Net
	amortization	carrying	Accumulated	carrying
	period	amount	amortization	amount
	Year	RMB	RMB	RMB
Software	3.7	42,715	(27,482)	15,233
Customer relationship	6.0	7,735	(3,364)	4,371
Trademarks	10.0	623	(361)	262
Patent right	10.0	282	(52)	230
Total	5.0	51,355	(31,259)	20,096

Amortization expenses recognized for the years ended December 31, 2021, 2022 and 2023 were RMB6,387, RMB8,198 and RMB8,857, respectively. No impairment charge was recognized for any of the periods presented.

As of December 31, 2023, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	Year ended December 31,
					2028 and
	2024	2025	2026	2027	thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Amortization expenses	6,712	6,329	3,313	1,610	2,132	20,096

9.   Leases

Operating leases of the Group mainly include land use rights and leases of offices, warehouse, delivery and servicing center and vehicle.

The components of lease expenses were as follows:

	Year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating lease expenses	148,234	135,663	121,393
Short-term lease expenses	1,615	24,359	56,808
Total	149,849	160,022	178,201

Short-term leases primarily represent the lease with a term of 12 months or less.

The operating lease expense and short-term lease expense were recognized in cost of revenues, fulfillment, sales and marketing, research and development and general and administrative expenses.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9.   Leases (continued)

Supplemental cash flows information related to leases was as follows:

	Year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payment from operating lease	135,161	146,733	126,758
RoU assets obtained in exchanges for lease liabilities
RoU assets obtained in exchanges for new operating lease liabilities	214,305	66,494	54,944

A summary of supplemental information related to leases as of December 31, 2022 and 2023 is as follows:

	As of
	December 31,
	2022	2023
	RMB	RMB
Land use rights, net	10,930	11,033
Operating lease right-of-use assets, net (excluding land use rights)	297,937	224,930
Operating lease RoU assets, net	308,867	235,963
Operating lease liabilities – current	95,775	91,230
Operating lease liabilities – non-current	214,427	146,970
Total operating lease liabilities	310,202	238,200

	As of
	December 31,
	2022	2023
Weighted average remaining lease term
Land use rights	50 years	49 years
Operating leases	2.90 years	3.31 years
Weighted average discount rate
Land use rights	—	—
Operating leases	4.36%	4.38%

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9.   Leases (continued)

A Summary of maturities of lease liabilities as of December 31, 2023 were as follows:

As of
December 31,
2023
RMB
2024	109,845
2025	72,794
2026	25,658
2027	10,464
2028	10,778
Thereafter	42,608
Total undiscounted lease payments	272,147
Less: interest	(33,947)
Present value of lease liabilities	238,200

As of December 31, 2023, the Group has RMB249 lease contract that has been entered into but not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

10.  Borrowings

Borrowings consisted of the following:

	As of
	December 31,
	2022	2023
	RMB	RMB
Short-term bank borrowings	250,000	585,000

As of December 31, 2022, the Group maintained several unsecured revolving credit facilities provided by certain financial institutions for an aggregate amount of RMB1,450,000. An aggregated amount of RMB475,973 has been drawn as of December 31, 2022, including (i) RMB250,000 of bank borrowings with expiration date ranging from January 2023 to March 2023. The interest rate on any outstanding utilized amount under these bank borrowings is calculated ranging from LPR minus 25 basis to LPR minus 15 basis points. As of December 31, 2022, the one-year LPR was 3.65%. The borrowings are denominated in RMB; and (ii) bank guarantees on the Group’s accounts payable and purchase commitment of RMB225,973 in aggregate.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10.  Borrowings (continued)

As of December 31, 2023, the Group maintained several unsecured revolving credit facilities provided by certain financial institutions for an aggregate amount of RMB2,440,000. An aggregated amount of RMB844,434 has been drawn as of December 31, 2023, including (i) RMB585,000 of bank borrowings with expiration date ranging from February 2024 to November 2024. The interest rate on any outstanding utilized amount under these bank borrowings is calculated ranging from LPR minus 65 basis to LPR minus 5 basis points. As of December 31, 2023, the one-year LPR was 3.45%. The borrowings are denominated in RMB; (ii) outstanding accounts payable under the supplier finance program of RMB193,194 with expiration date ranging from January 2024 to May 2024; and (iii) bank guarantees on the Group’s purchase commitment of RMB66,240 in aggregate.

Certain of the Group’s banking facilities are subject to the fulfillment of covenants relating to certain financial position performance and results of the Group, as are commonly found in borrowing arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As of December 31, 2022 and 2023, none of the covenants relating to drawn down facilities had been breached.

In August 2023, the Group entered into a six-month loan agreement of RMB100,000 with a commercial bank in the PRC. The borrowings bear annual interest rate of LPR minus 75 basis and was pledged by time deposit of the Group of US$14,500.

11.  Accounts and notes payable

The Group measures accounts payable and notes payable at amortized cost considering they are arising from transactions with suppliers in the normal course of business and are due in customary trade terms not exceeding one year.

	As of
	December 31,
	2022	2023
	RMB	RMB
Accounts payable	2,555,381	2,875,222
Notes payable(a)	10,755	8,148
Total accounts and notes payable	2,566,136	2,883,370
(a)	The Group’s notes payable mainly include short-term notes, typically with terms between 3 to 6 months: which are provided to the Group’s suppliers and manufacturers. Notes payable as of December 31, 2022 and 2023 were secured by restricted cash of RMB9,373 and RMB5,265 held in designated bank accounts, respectively.

12.  Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31,
	2022	2023
	RMB	RMB
Employee benefit obligation	182,468	162,915
Share-based compensation liability	92,628	73,043
Other taxes payables	112,235	17,819
Deposits from suppliers(a)	54,879	67,098
Other payables due to non-controlling interest shareholders	—	2,474
Other current liabilities	96,981	124,876
Total	539,191	448,225
(a)	Deposit mainly represents deposits from third-party merchants for participating in the Group’s marketplace.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13.  Net revenues

The Group principally generates its net product revenue from the product sales model and net service revenues from the marketplace model. The Group operates ZKH platform and GBB platform which are distinguished by customer type. ZKH customers mainly include enterprise customers in a variety of industries and GBB customers mainly include trading companies, distributor and local hardware stores. The Group’s principal operations and geographic markets are in the PRC.

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net product revenues
From ZKH platform	6,549,947	7,277,260	7,381,501
From GBB platform	950,089	809,660	960,102
	7,500,036	8,086,920	8,341,603
Net service revenues
From ZKH platform	116,692	179,508	307,412
Other revenues	37,863	48,808	72,160
Total	7,654,591	8,315,236	8,721,175

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

14.  Others, net

Other income and expense consist of the following:

	Year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Government grants	17,832	24,330	71,503
Foreign exchange (losses)/gains, net	(8,205)	13,733	(11,061)
Gains on derivatives	—	—	6,926
Others	(10,783)	(4,326)	(7,709)
Total	(1,156)	33,737	59,659

Government grants mainly represent amounts received from local governments in connection with the Group’s technology development activities.

During the year ended December 31, 2023, the Company entered into two foreign currency forward contracts to buy US$ using RMB in order to economically hedge the foreign currency risk of a portion of the Company’s intra-group balances denominated in non-functional currency. The Company estimates the fair value of the contracts using future cash based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties. Both of such forward contracts have been settled as of December 31, 2023. The gain from the fair values of these contracts was RMB6,926 for the year ended December 31, 2023 and are recorded in others, net in the consolidated statements of comprehensive loss. The RMB6,926 cash receipt from these contracts was reflected in cash flows from operating activities in the consolidated statement of cash flows.

15.  Income tax

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

15.  Income tax (continued)

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. The HNTE certificate is effective for a period of three years. An entity could reapply for the HNTE certificate when the prior certificate expires. Kuntong applied for the HNTE qualification and obtained the certificate in2023. Therefore, Kuntong is entitled to enjoy the preferential income tax rate of 15% for the three years from 2023 to 2026.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in R&D activities are entitled to claim an additional tax deduction amounting to 50% of the qualified R&D expenses incurred (“Super Deduction”) in determining its tax assessable profits for that year. The additional tax deduction amount of the qualified R&D expenses has been increased from 75% to 100%, further increased from 100% to 200%, effective from 2021 and 2023, respectively. The qualified R&D expenses are claimed by the Group according to the relevant tax rules and may be different from research and development expenses as disclosed in the financial statements.

Composition of income tax expenses are as follows:

	Year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax expense	200	(471)	195
Deferred tax expense	—	—	—
Total	200	(471)	195

Composition of loss before tax are as follows:

	Year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Loss from Mainland China operations	(1,095,499)	(717,979)	(330,426)
Income/(loss) from overseas operations	1,587	(13,613)	25,721
Total loss before income tax	(1,093,912)	(731,592)	(304,705)

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

15.  Income tax (continued)

Reconciliations of the income tax expenses computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expenses of the years presented are as follows:

	Year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Loss before income tax	(1,093,912)	(731,592)	(304,705)
Income tax benefit at PRC statutory tax rate	(273,478)	(182,898)	(76,176)
Effect of different tax rate of different jurisdictions	(135)	1,428	(1,930)
Effect of preferential tax rates	4,460	3,983	3,427
Effect of Super Deduction for research and development expenses	(2,622)	(2,010)	(2,285)
Non-deductible expenses and non-taxable income	54,862	29,314	28,385
Change in valuation allowance	217,113	149,712	48,774
Total income tax expense/ (benefits)	200	(471)	195

Deferred tax

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying business.

	As of
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Deferred tax assets:
Net operating losses carried forward	308,981	442,384	551,813
Accruals and others	67,952	84,261	23,606
Less: valuation allowance	(376,933)	(526,645)	(575,419)
Net deferred tax assets	—	—	—

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	Year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	159,820	376,933	526,645
Additions	217,113	149,712	49,008
Loss utilized	—	—	(234)
Balance at the end of the year	376,933	526,645	575,419

As of December 31, 2023, the Group had deductible tax losses carry forwards of approximately RMB2,566,249 which will expire during the period from 2028 to 2033.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16.  Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2021, 2022 and 2023 as follows:

	Year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders – basic and diluted	(1,452,221)	(1,244,962)	(964,384)
Denominator:
Weighted-average ordinary shares outstanding – basic and diluted	1,213,878,050	1,325,036,140	1,528,540,765
Net loss per share attributable to ordinary shareholders: – Basic and diluted	(1.20)	(0.94)	(0.63)

As a result of the Group’s net loss for the three years ended December 31, 2021, 2022 and 2023, the following potential ordinary shares in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	Year ended December 31,
	2021	2022	2023

Preferred shares – weighted shares	3,746,626,700	3,837,917,495	3,945,881,532
Share options - weighted shares	41,350,000	64,117,791	76,965,197

17.  Ordinary shares

ZKH Group Limited was incorporated under the laws of the Cayman Islands on April 26, 2021. The Company authorized 496,195,831,500 ordinary shares with par value of US$0.0000001 per shares, among which 1,161,080,000 and 5,621,490,964 shares were issued and outstanding as of December 31, 2022 and 2023, respectively. The issuance of shares in 2022 is considered as a part of the Restructuring of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1). The issuance of shares in 2023 is for the IPO purpose.

During the IPO, the Company issued a total of 4,000,000 ADSs, with one ADSs representing thirty-five Class A ordinary shares of the Company with par value of US$0.0000001 per share. The Company received a total of approximately US$57,660 (RMB409,282) of net proceeds after deducting the underwriter commissions.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18.  Ordinary shares with preference rights

Series Seed Preferred Shares

On December 22, 2015, the Group issued 111,110,000 Series Seed Preferred Shares in exchange for an aggregate cash consideration of RMB20,000,000 or RMB0.18 per share.

The key terms of the Series Seed are summarized as follows.

Dividends rights

Each Preferred Shareholder and ordinary shareholder shall be entitled to receive dividends for each share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefor pari passu with each other on a pro rata basis. Such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be non-cumulative. No dividends on preferred shares and ordinary shares have been declared since the issuance date until December 31, 2023.

Conversion rights

Optional Conversion:

Unless converted earlier pursuant to Automatic Conversion as described below, any Preferred Share may, at the option of the Preferred Shareholder thereof, be converted at any time after the date of issuance of such Preferred Shares, without the payment of any additional consideration, into fully- paid and non-assessable Ordinary Shares based on the Conversion Price.

Automatic Conversion:

Each preferred share shall automatically be converted, based on the Conversion Price, without the payment of any additional consideration, into fully-paid and non-assessable Ordinary Shares upon the Qualified IPO as defined in the Memorandum and Articles of Association.

The initial conversion ratio of Series Seed Preferred Shares to ordinary shares was 1:1, subject to adjustments in the event of (i) share splits and combinations, (ii) share dividends and distributions, (iii) reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions or (iv) issuance or deemed issuance of new securities for a consideration per ordinary share received by the Group less than the conversion price with respect to any preferred share in effect immediately prior to such issue or deemed issue.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18.  Ordinary shares with preference rights (continued)

Redemption feature

The Founder shall redeem, all of the outstanding Series Seed Preferred Shares held by the requesting holder upon the written request of such holder, at any time after the earliest to occur of: (1) The Group fails to complete a Qualified IPO or a Qualified Buyout on or prior to December 31, 2024; (2) The Founder no longer devotes his full time and energy into the Group Companies; (3) The Group becomes bankrupt, is liquidated or in custody; (4) Material changes occur to the core business or the controlling shareholder of the Group Companies; (5) Without the approval of the Board of Directors of the Group Company, the Founder engages in any Related-party Transaction outside the ordinary course of business, and such Related-party Transaction would cause material adverse impact upon the benefits and interests of the Series Seed Investors; or the Founder seriously violates any laws or regulations; (6) The Founder pledges all or any of its Equity Securities of the Group Companies, and the pledgee enforces such pledge over all or any of the Equity Securities held by the Founder in the Group Companies.

The redemption price for each Preferred Share of Series Seed upon exercise of the redemption option by the holder, will be an amount equal to the aggregate of (a) the applicable Original Issue Price as set forth in the Investor Rights Agreement, (b) an amount that gives such shareholder compounded accrued daily interest (on the basis of a 365-day year basis) at a rate of ten percent (10%) per annum on the applicable Original Issue Price, calculated from the applicable Original Issue Date as set forth in the Investor Rights Agreement up until the date of receipt by such shareholder of the full redemption amount thereof, and (c) any declared but unpaid dividends, minus (d) any cash proceeds received from the equity interest or shares owned due to capital increase, and any other compensation, indemnification or other proceeds received from the Founder and the Group due to the occurrence of the Redemption Events.

Liquidation preferences

In the event of any liquidation, dissolution or winding up of the Group, or any Deemed Liquidation Event, distributions to the Shareholders shall be made in the following manner, after satisfaction of all creditors’ claims and claims that may be mandated by law:

The holders of Series Seed Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets. Upon Liquidation Event, Series Seed Preferred Shares shall rank senior to ordinary shares.

The holders of Series Seed Preferred Shares shall be entitled to receive an amount per share equal to (a) 100% of the Original Issue Price, plus (b) an interest accrued thereon at the simple rate of six percent (6%) per annum.

Deemed Liquidation Event includes: (i) any consolidation, amalgamation, scheme of arrangement or merger of any Group Company with or into any other Person or other reorganization in which the members or shareholders of such Group Company immediately prior to such consolidation, amalgamation, merger, scheme of arrangement or reorganization own less than fifty percent (50%) of such Group Company’s voting power in the aggregate immediately after such consolidation, merger, amalgamation, scheme of arrangement or reorganization, or in which the Founder of any Group Company is changed; (ii) a sale, transfer, lease, or other disposition of all or substantially all of the assets and/or intellectual property rights of any Group Company (or any series of related transactions resulting in such sale, transfer, lease, or other disposition of all or substantially all of the assets and/or intellectual property of such Group Company); and (iii) the exclusive licensing of all or substantially all of any Group Company’s intellectual property to a third party.

Voting rights

The holders of the Series Seed Preferred Shares will vote together on an as-converted basis with the holders of ordinary shares and not as a separate class, except as specifically provided herein or as otherwise required by Companies Laws. Each preferred share shall have a number of votes equal to the number of votes attributable to the ordinary shares then issuable upon conversion of such preferred share.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18.  Ordinary shares with preference rights (continued)

The key transaction of Series Seed Preferred shares

On December 22, 2015, the Group issued 111,110,000 Series Seed Preferred Shares in exchange for an aggregate cash consideration of RMB20,000,000. On March 28 of 2019, 53,568,200 Series Seed Preferred Shares were re-designated to Series C2 Preferred Shares, which were then transferred to certain new investor for a total consideration of RMB50,000,000. The Group did not receive any proceeds from these transfers.

Accounting for Series Seed preferred shares

The Group noted that specifically for Series Seed Equity Instrument, the redemption provision shall only be settled by the Founder’s assets. The redemption provision was agreed to among the investors, therefore such agreement did not change the rights attached to the Group’s ordinary shares. Hence, the redemption provision does not have any impact on the classification of the ordinary shares issued by the Group to the Series Seed investor. The ordinary shares issued to the Seed investor by the Group shall be treated and accounted for as ordinary shares with preference rights.

All Series Seed Preferred Shares have been converted to Class A ordinary shares upon IPO. As of December 31, 2023, the Company had no outstanding Series Seed Preferred Shares.

19.  Convertible redeemable preferred shares

The following table summarizes the issuances of convertible redeemable preferred shares:

	Issuance date/	Issue price	Number
Name	Amendment date	per share	of shares
Series A Preferred Shares	April 2016	RMB0.3078	58,480,000
Series A+ Preferred Shares	May 2017	RMB0.3420	84,480,000
Series B Preferred Shares	August 2017	RMB0.3848	649,760,000
Series B+ Preferred Shares	December 2017	RMB0.6733	277,730,000
Series C1 Preferred Shares	July 2018	RMB0.9334/US$0.1404	604,820,600
Series C2 Preferred Shares	August 2018	RMB0.9334	289,379,800
Series D1 Preferred Shares	June 2019	US$0.1899	705,523,600
Series D2 Preferred Shares	August 2019	US$0.1899	105,302,000
Series E Preferred Shares	October 2020	RMB2.3119/US$0.3425	803,222,500
Series F Preferred Shares	October 2022/ November 2023	US$0.5659	392,013,413

The key terms of the Series A Preferred Shares, Series A+ Preferred Shares, Series B Preferred Shares, Series B+ Preferred Shares, Series C1 Preferred Shares, Series C2 Preferred Shares, Series D1 Preferred Shares, Series D2 Preferred Shares, Series E Preferred Shares and Series F Preferred Shares (collectively referred as the “Preferred Shares”) are summarized as follows.

Dividends rights

Each Preferred Shareholder and ordinary shareholder shall be entitled to receive dividends for each share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefor pari passu with each other on a pro rata basis. Such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be non-cumulative. No dividends on preferred shares and ordinary shares have been declared since the issuance date until December 31, 2023.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19.  Convertible redeemable preferred shares (continued)

Conversion rights

Optional Conversion:

Unless converted earlier pursuant to Automatic Conversion as described below, any preferred share may, at the option of the preferred shareholder thereof, be converted at any time after the date of issuance of such preferred shares, without the payment of any additional consideration, into fully-paid and non-assessable Ordinary Shares based on the Conversion Price

Automatic Conversion:

Each preferred share shall automatically be converted, based on the then-effective Conversion Price, without the payment of any additional consideration, into fully-paid and non-assessable Ordinary Shares upon the Qualified IPO as defined in the Memorandum and Articles of Association.

The initial conversion ratio of preferred shares to ordinary shares was 1:1, subject to adjustments in the event of (i) share splits and combinations, (ii) share dividends and distributions, (iii) reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions or (iv) issuance or deemed issuance of new securities for a consideration per ordinary share received by the Group less than the conversion price with respect to any preferred share in effect immediately prior to such issue or deemed issue.

On November 17, 2023 (Amendment date), the Company entered into an amendment agreement with shareholders of Preferred Shares, pursuant to which the conversion ratio of Series F Preferred Shares was changed from 1:1 to 1:1.3169 and the qualified IPO share price as stipulated in the definition of “Qualified IPO” was adjusted down (“the Series F Amendments).

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19.  Convertible redeemable preferred shares (continued)

Redemption feature

The Group shall redeem, all of the outstanding preferred shares held by the requesting holder upon the written request of such holder, at any time after the earliest to occur of: (1) the Group fails to complete a Qualified IPO or a Qualified Buyout on or prior to December 31, 2024; (2) The Founder directly or indirectly disposes of in any manner (including, without limitation, transfer, gift, pledge, put in trust or custody) the shares of the Group directly held or indirectly controlled by it; (3) The Founder no longer devotes his full time and energy to the Group, or there is any change to the Founder of the Group (unless such change occurs due to the execution of the act-in-concert agreement for the IPO need); (4) The Group is in custody, becomes bankrupt or is liquidated; (5) Any material change occurs to the management personnel or the Principal Business of the Group; (6) a breach by any of the Group or the Founder, where applicable, of its obligations that will have a material adverse effect to the Group; (7) Without the approval by the Board of the Group, the Group enters into a Related-party Transaction with its Affiliate outside the ordinary course of business of the Group, or the Group provides guarantee for any Person other than the Subsidiaries indicated in the consolidated financial statements of the Group, and such Related-party Transaction or guarantee causes material adverse effect upon the benefits and interests of the requesting holder;

The redemption price for each preferred share of Series D1, Series D2, Series E and Series F upon exercise of the redemption option by the holder, will be an amount equal to the aggregate of (a) the applicable Original Issue Price as set forth in the Investor Rights Agreement, (b) an amount that gives such shareholder compounded accrued daily interest (on the basis of a 365-day year basis) at a rate of eight percent (8%) per annum on the applicable Original Issue Price, calculated from the applicable Original Issue Date as set forth in the Investor Rights Agreement up until the date of receipt by such shareholder of the full redemption amount thereof, and (c) any declared but unpaid dividends, minus (c) any cash proceeds received from the equity interest or shares owned due to capital increase, and any other compensation, indemnification or other proceeds received from the Founder and the Group due to the occurrence of the Redemption Events.

The redemption price for each preferred share of Series A, Series A+, Series B, Series B+, Series C1 and Series C2 upon exercise of the redemption option by the holder, will be an amount equal to the aggregate of (a) the applicable Original Issue Price as set forth in the Investor Rights Agreement, (b) an amount that would give such holder of respective applicable preferred shares a simple non-compounded interest of six percent (6%) (for Series A, Series A+, Series B and Series B+) and eight percent (8%) for Series C1 and Series C2 per annum on the respective applicable Original Issue Price, calculated from the respective applicable Original Issue Date up until the date of receipt by the holder of the full liquidation preference amount thereof, and (c) any declared but unpaid dividends, minus (c) any cash proceeds received from the equity interest or shares owned due to capital increase, and any other compensation, indemnification or other proceeds received from the Founder and the Group due to the occurrence of the Redemption Events.

Upon redemption event, Series F Preferred Shares shall rank senior to Series E Preferred Shares. Series E Preferred Shares shall rank senior to Series D1 and Series D2 Preferred Shares. Series D1 and Series D2 Preferred Shares (the redemption of the Series D2 Preferred Shares shall rank pari passu with the redemption of Series D1 Preferred Shares) shall rank senior to Series C1 Preferred Shares. Series C1 Preferred Shares shall rank pari pass with the redemption of Series C2, Series B, Series B+, Series A+ and Series A Preferred Shares.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19.  Convertible redeemable preferred shares (continued)

Liquidation preferences

In the event of any liquidation, dissolution or winding up of the Group, or any Deemed Liquidation Event, distributions to the Shareholders shall be made in the following manner, after satisfaction of all creditors’ claims and claims that may be mandated by law:

The holders of Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets. Upon Liquidation Event, Series F Preferred Shares shall rank senior to Series E Preferred Shares. Series E Preferred Shares shall rank senior to Series D1 and Series D2 Preferred Shares. Series D1 and Series D2 Preferred Shares (the liquidation preference of the Series D1 Preferred Shares shall rank pari passu with the liquidation preference of Series D2 Preferred Shares) shall rank senior to Series C1 and Series C2 Preferred Shares. Series C1 and Series C2 Preferred Shares (the liquidation preference of the Series C1 Preferred Shares shall rank pari passu with the liquidation preference of Series C2 Preferred Shares) shall rank senior to Series B+ Preferred Shares. Series B+ Preferred Shares shall rank senior to Series B Preferred Shares. Series B, Series A+ and Series A, which rank pari passu with each other, shall rank senior to ordinary shares.

The holders of Series D1, Series D2 and Series E Preferred Shares shall be entitled to receive an amount per share equal to (a) 110% of the Original Issue Price, plus (b) an interest accrued thereon at the compounded rate of eight percent (8%) per annum. The holders of Series C1 and Series C2 Preferred Shares shall be entitled to receive an amount per share equal to (a) 100% of the Original Issue Price, plus (b) an interest accrued thereon at the simple rate of eight percent (8%) per annum. The holders of Series A, Series A+, Series B and Series B+ Preferred Shares shall be entitled to receive an amount per share equal to (a) 100% of the Original Issue Price, plus (b) an interest accrued thereon at the simple rate of six percent (6%) per annum.

Deemed Liquidation Event included: (i) any consolidation, amalgamation, scheme of arrangement or merger of any Group Company with or into any other Person or other reorganization in which the members or shareholders of such Group Company immediately prior to such consolidation, amalgamation, merger, scheme of arrangement or reorganization own less than fifty percent (50%) of such Group Company’s voting power in the aggregate immediately after such consolidation, merger, amalgamation, scheme of arrangement or reorganization, or in which the Founder of any Group Company is changed; (ii) a sale, transfer, lease, or other disposition of all or substantially all of the assets and/or intellectual property rights of any Group Company (or any series of related transactions resulting in such sale, transfer, lease, or other disposition of all or substantially all of the assets and/or intellectual property of such Group Company); and (iii) the exclusive licensing of all or substantially all of any Group Company’s intellectual property to a third party.

Voting rights

Holders of the preferred shares will vote together on an as-converted basis with the holders of ordinary shares and not as a separate class, except as specifically provided herein or as otherwise required by Companies Laws. Each preferred share shall have a number of votes equal to the number of votes attributable to the ordinary shares then issuable upon conversion of such preferred share.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19.  Convertible redeemable preferred shares (continued)

The Group’s preferred shares activities for the years ended December 31, 2022 and 2023 are summarized below:

	SeriesA		SeriesA+		SeriesB		SeriesB+		SeriesC1		SeriesC2		SeriesD1		SeriesD2		SeriesE		SeriesF		Total
	Number of		Number of		Number of		Number of		Number of		Number of		Number of		Number of		Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount
		RMB		RMB		RMB		RMB				RMB		RMB		RMB		RMB		RMB		RMB
Balance as of January 1, 2022	58,480,000	26,703	84,480,000	39,901	734,209,000	381,310	277,730,000	228,493	604,820,600	702,521	372,859,000	430,041	705,523,600	1,105,823	105,302,000	168,717	803,222,500	1,958,419	—	—	3,746,626,700	5,041,928
Conversion of Series F convertible notes, net of cost	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	392,013,413	1,631,564	392,013,413	1,631,564
Accretion on Preferred Shares to redemption value	—	231	—	707	—	8,650	—	11,540	—	67,027	—	28,462	—	113,547	—	10,712	—	268,492	—	(87)	—	509,281
Balance as of December 31, 2022	58,480,000	26,934	84,480,000	40,608	734,209,000	389,960	277,730,000	240,033	604,820,600	769,548	372,859,000	458,503	705,523,600	1,219,370	105,302,000	179,429	803,222,500	2,226,911	392,013,413	1,631,477	4,138,640,113	7,182,773
Accretion on Preferred Shares to redemption value	—	223	—	691	—	8,444	—	11,578	—	60,431	—	29,188	—	120,500	—	17,339	—	224,990	—	186,686	—	660,070
Amendment of series F convertible redeemable preferred share	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(272,426)	—	(272,426)
Automatic conversion of preferred shares into ordinary shares upon IPO(1)	(58,480,000)	(27,157)	(84,480,000)	(41,299)	(734,209,000)	(398,404)	(277,730,000)	(251,611)	(604,820,600)	(829,979)	(372,859,000)	(487,691)	(705,523,600)	(1,339,870)	(105,302,000)	(196,768)	(803,222,500)	(2,451,901)	(392,013,413)	(1,545,737)	(4,138,640,113)	(7,570,417)
Balance as of December 31, 2023	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(1)	All of the preferred shares were converted to Class A Ordinary Shares upon the completion of the Company’s IPO in December 2023.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19.  Convertible redeemable preferred shares (continued)

The key transaction of preferred shares

Series A Preferred Shares

On April 8, 2016, the Group issued 58,480,000 Series A Preferred Shares in exchange for an aggregate cash consideration of RMB18 million or RMB0.3078 per share.

Series A+ Preferred Shares

On May 18, 2017, the Group issued 84,480,000 Series A+ Preferred Shares in exchange for an aggregate cash consideration of RMB28.89 million or RMB0.3420 per share.

Series B Preferred Shares

On August 14, 2017, the Group issued 649,760,000 Series B Preferred Shares in exchange for an aggregate cash consideration of RMB250 million or RMB0.3848 per share. On November of 2017, 114.36 million ordinary shares held by the Founder of the Group were re-designated to Series B Preferred Shares, which were then transferred to certain new investors for a total consideration of RMB44 million. On March of 2019, 29,911,000 Series B Preferred Shares were re-designated to Series C2 Preferred Shares, which were then transferred to certain new investors for a total consideration of RMB27.92 million. The Group did not receive any proceeds from these transfers. By the end of 2022, number of Series B Preferred Shares amounts to 734,209,000.

The Group considered that such re-designation, in substance, was the same as a repurchase and cancellation of the former ordinary shares or preferred shares, and simultaneously an issuance of the preferred shares. Therefore, the Group recorded 1) the difference between the fair value and the par value of the ordinary shares against additional paid-in capital or by increasing accumulated deficit once additional paid-in capital has been exhausted; 2) the difference between the fair value and the carrying amount of the former preferred shares against additional paid-in capital or by increasing the accumulated deficit once additional paid-in capital has been exhausted; and 3) difference between the fair value of the newly issued preferred shares and the former ordinary shares or preferred shares as share based compensation expenses.

In order to determine the fair value of preferred shares at the time of re-designation, the Group first determined the business entity value based on equity financing transaction prices and then allocated the business entity value to each element of the capital structure (convertible redeemable preferred shares and ordinary shares) using an option pricing method. Three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis.

Series B+ Preferred Shares

On December 27, 2017, the Group issued 277,730,000 Series B+ Preferred Shares in exchange for an aggregate cash consideration of RMB187 million or RMB0.6733 per share.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19. Convertible redeemable preferred shares (continued)

The key transaction of preferred shares (continued)

Series C1 Preferred Shares

On July 3, 2018, the Group issued 604,820,600 Series C1 Preferred Shares in exchange for an aggregate cash consideration of RMB573.98 million or RMB0.9334/ US$0.1404 per share.

Series C2 Preferred Shares

On August 6, 2018, the Group issued 289,379,800 Series C2 Preferred Shares in exchange for an aggregate cash consideration of RMB270.52 million or RMB0.9334 per share. On March of 2019, 29,911,000 Series B Preferred Shares were re-designated to Series C2 Preferred Shares as mentioned in Series B section and 53,568,200 ordinary shares held by the Series Seed of the Group were re- designated to Series C2 Preferred Shares, which were then transferred to certain new investor for a total consideration of RMB50 million. The Group did not receive any proceeds from these transfers. By the end of 2022, number of Series C2 Preferred Shares amounts to 372,859,000.

Series D1 Preferred Shares

On June 5, 2019, the Group issued 705,523,600 Series D1 Preferred Shares in exchange for an aggregate cash consideration of RMB923.18 million or US$0.1899 per share.

Series D2 Preferred Shares

On August 12, 2019, the Group issued 105,302,000 Series D2 Preferred Shares in exchange for an aggregate cash consideration of RMB141.46 million or US$0.1899 per share.

Series E Preferred Shares

On October 27, 2020, the Group issued 803,222,500 Series E Preferred Shares in exchange for an aggregate cash consideration of RMB1,819.78 million or RMB2.3119/ US$0.3425 per share.

Series F Preferred Shares

In February 2022, the Company issued Series F Convertible Notes in an aggregate principal amount of US$221.8 million with simple interest at 8% per annum, maturing ten months after the issuance date. The Series F Convertible Notes shall be automatically converted into the Series F Preferred Shares at a conversion price of US$0.5659 per share, upon completion of the Restructuring prior to the maturity date, or immediately prior to the consummation of a Qualified IPO, or optional converted into Series F Preferred Shares any time on or after the Maturity Date.

The Restructuring has completed on September 30, 2022. Under the Series F convertible note subscription agreement, the conversion should be completed in 5 workdays. On October 7, 2022, the Series F Convertible Notes were converted into 392,013,413 Series F Preferred Shares prior to the Maturity Date.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19. Convertible redeemable preferred shares (continued)

Accounting for preferred shares

The Group classified the preferred shares in the mezzanine equity of the consolidated balance sheets as they were contingently redeemable at the options of the holders. The Group recorded accretion on the preferred shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion calculated using the effective interest method, was recorded against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit. The accretion of preferred shares was RMB329,737, RMB509,281 and RMB660,070 for the years ended December 31, 2021, 2022 and 2023, respectively. Each issuance of the preferred shares was recognized at the respective issue price at the date of issuance net of issuance costs. The issuance costs for preferred shares was nil, RMB19,549 and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

The Group determined that the embedded conversion features and the redemption features did not require bifurcation as they either were clearly and closely related to the preferred shares or did not meet the definition of a derivative.

The Group has determined that there was no beneficial conversion feature attributable to any of the Preferred Shares because the initial effective conversion price of these Preferred Shares was higher than the fair value of the Group’s ordinary shares determined by the Group with the assistance from an independent valuation firm.

Modification and extinguishment of preferred shares

The Group assessed whether an amendment to the terms of its preferred shares was an extinguishment or a modification using the fair value model. When preferred shares were extinguished, the difference between the fair value of the consideration was transferred to the convertible preferred shareholders and the carrying amount of the convertible preferred shares (net of issuance costs) were treated as deemed dividends to preferred shareholders. The Group considered that a significant change in fair value after the change of the terms to be substantive and thus triggered extinguishment. A change in fair value, which was not significant immediately after the change of the terms was considered non-substantive and thus subject to modification accounting. When the preferred shares were modified, the Group evaluated whether there was a transfer of value between ordinary shareholders and preferred shareholders as a result of the modification and therefore, would be recorded as a reduction of, or increase to, accumulated deficit as a deemed dividend. When value was transferred from preferred shareholders to ordinary shareholders, the value was recorded as an increase to accumulated deficit while charges against additional paid-in capital.

In connection with the issuance of Series B+ Preferred Shares in December 2017, preferential liquidation rights were added for Series Seed, A, A+ and B Preferred Shares. The management assessed the amendments quantitatively using the fair value model to Series Seed, A, A+ and B Preferred Shares and concluded they should be accounted for as an extinguishment based on the assessment.

In connection with the issuance of Series C1 Preferred Shares in July 2018, the earliest redemption date of the Series A and Series A+ Preferred Shares was changed from on or before December 31, 2021 to on or before July 31, 2023. In connection with the issuance of Series D1 Preferred Shares in June 2019, the earliest redemption date of the Preferred Shares before Series D1 was changed from on or before July 31, 2023 to on or before December 31, 2023. In connection with the issuance of Series E Preferred Shares on October of 2020, the earliest redemption date of the preferred shares before Series E was changed from on or before December 31, 2023 to on or before December 31, 2024. From both quantitative and qualitative perspectives, the Group assessed the impact of the above modification and concluded that the amended represents a modification rather than extinguishment of the preferred shares, and the impact of the modification is immaterial.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19.  Convertible redeemable preferred shares (continued)

Modification and extinguishment of preferred shares (continued)

In connection with the Series F Amendments, the management assessed the amendments quantitatively using the fair value model to Series F Preferred Shares and concluded they should be accounted for as an extinguishment based on the assessment.

Conversion upon IPO

In December 2023, upon the completion of the Company’s IPO, all the issued and outstanding preferred shares were automatically converted into ordinary shares based on aforementioned conversion rate.

20.  Share-based compensation

The Group maintains share incentive plans under which the Group may grant a variety of incentive awards to employees and executives, which include share option awards and share options with employee termination compensation.

Restricted shares

On December 30, 2021, the Group granted 100,000,000 restricted shares at nominal consideration under the share incentive plan, which were all vested immediately at the grant date. The share-based compensation expenses of RMB135,261 were recognized immediately at the grant date. The fair value of the restricted shares was US$0.21 per share on December 30, 2021.

Share options

From August 2018 to January 2022, the Group has granted options to certain employees with service condition only. Share options granted are subject to a four-year vesting schedule. Depending on the nature and the purpose of the grant, share options generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. The Group has granted 18,200,000 and 4,250,000 share options with service condition only to its employees in 2021 and 2022, respectively.

From July 2022 to December 2023, the Group has granted 79,528,000 options to certain employees that are subject to both service and performance condition, where awards granted are only exercisable upon the occurrence of an IPO by the Group. As such, there is no share-based compensation expense recognized until the date of consummation of the IPO. In December 2023, due to the completion of the IPO, the accumulative share-based compensation expenses of 12,917 for these share options were recorded accordingly.

Share options with employee termination compensation

In May 2020, the Group has granted 137,877,968 liability-classified share options to certain employees with service condition only. Share options granted are subject to a nineteen-month vesting schedule, vesting on a monthly basis. Upon employee’s termination, for all or part of the portion of the Option that was vested, the employee shall have the right to request the Group to compensate in cash for an amount calculated based on number of months for the employee’s continuous service.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20.  Share-based compensation (continued)

Share options with employee termination compensation (continued)

From February 2022 to January 2023, the Group has granted 41,217,213 liability-classified share options, respectively, to certain employees that are subject to both service and performance condition. In the event the employee terminates employment prior to the consummation of an IPO, the Group shall reimburse the Grantee at an amount calculated based on the net assets of the Group as of the end of the last year prior to such termination.

From July 2022 to July 2023, the Group has granted 12,134,888 liability-classified employee share options to certain employees that are subject to both service and performance condition. Share options granted are subject to a three-year vesting schedule, vesting one third each year. Upon employee’s termination, the employee shall have the right to request the Group to compensate in cash for an amount calculated based on number of months for the employee’s continuous service.

Share-based compensation was recognized in operating expenses for the years ended December 31, 2021, 2022 and 2023 as follows:

	Year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Fulfillment	2,154	585	195
Sales and marketing	8,204	5,935	4,682
Research and development	10,134	3,883	3,070
General and administrative	162,857	21,496	9,446
Total share-based compensation expenses	183,349	31,899	17,393

A summary of the changes in the share options relating to ordinary shares granted by the Group for the years ended December 31, 2021, 2022 and 2023 is as follows:

		Weighted-average	Weighted-average
	Options granted	exercise	grant date fair
	share number	price (US$)	value (US$)
Outstanding as of January 1, 2021	189,927,968	0.0205	0.1136
Granted	18,200,000	0.1079	0.1177
Cancelled/Forfeited	(9,163,845)	0.0993	0.1201
Outstanding as of December 31, 2021	198,964,123	0.0227	0.1137
Granted	56,222,658	0.0861	0.1417
Cancelled/Forfeited	(72,438,216)	0.0520	0.1080
Outstanding as of December 31, 2022	182,748,565	0.0306	0.1245
Granted	80,907,443	0.1306	0.3169
Cancelled/Forfeited	(14,700,489)	0.0579	0.1580
Outstanding as of December 31, 2023	248,955,519	0.0615	0.1851

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20.  Share-based compensation (continued)

Share options with employee termination compensation (continued)

The following table summarizes information regarding the share options outstanding as of December 31, 2022 and 2023:

	As of December 31, 2022
			Weighted-average
			remaining
		Weighted-average	exercise
	Options	exercise price	contractual	Aggregate
	number	per option	life (years)	intrinsic value
		US$		US$ in thousands
Options outstanding	182,748,565	0.03	7.91	47,615
Exercisable	120,164,340	0.01	7.32	34,611
Expected to vest	62,584,225	0.08	9.04	13,398

	As of December 31, 2023
			Weighted-average
			remaining
		Weighted-average	exercise
	Options	exercise price	contractual	Aggregate
	number	per option	life (years)	intrinsic value
		US$		US$ in thousands
Options outstanding	248,955,519	0.06	7.80	100,501
Exercisable	133,762,513	0.02	6.49	60,138
Expected to vest	115,193,006	0.12	9.32	40,363

No options were exercised for the years ended December 31, 2021, 2022 and 2023.

The Group uses the Binominal option pricing model to estimate the fair value of share options. The assumptions used to value the fair value of each option granted under the Group’s Share Incentive Plans during 2021, 2022 and 2023 are as follow:

	Year ended December 31
	2021	2022	2023
	RMB	RMB	RMB
Exercise price	RMB0.70	RMB0.00 – 1.80	RMB0.00-1.80
	(USD$0.11)	(USD$0.00 – 0.26)	(USD$0.00-0.25)
Fair value of the ordinary shares on the	RMB1.31	RMB1.35 – 1.40	RMB2.04-3.10
date of option grant	(USD$0.20)	(USD$0.19 – 0.21)	(USD$0.30-0.43)
Risk-free interest rate	3.09%	2.70% – 2.88%	2.64%-3.84%
Contractual life	10 years	10 years	10 years
Expected forfeiture rate (post-vesting)	16%	16%	16%
Exercise multiples	2.8	2.8	2.8
Expected dividend yield	—	—	—
Expected volatility	32.00%	29.77% – 30.16%	30.09% – 30.41%

(i)Risk-free interest rate is based on the yields of China Government Bonds with maturities similar to the expected life of the share options in effect at the time of grant.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20.  Share-based compensation (continued)

Share options with employee termination compensation (continued)

(ii)Expected dividend yield is assumed to be nil as the Group has no history or expectation of paying a dividend on its ordinary shares.
(iii)The exercise multiples were estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behaviour of the grantees.
(iv)Expected volatility is assumed based on the historical volatility of the Group and the Group’s comparable companies in the period equal to the expected life of each grant.

As of December 31, 2022 and 2023, there were RMB14,395 and RMB166,224 unrecognized compensation expenses related to the share options granted, which is expected to be recognized over a weighted-average period of 3.14 and 3.80 years, respectively.

21.  Related party transactions

For the years ended December 31, 2021, 2022 and 2023, the Group had no material related party transactions and no material related party balance as of December 31, 2022 and 2023.

22.  Commitments and contingencies

Capital commitments

Capital expenditures contracted for are analysed as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Contracted but not provided for:
A planned factory construction project(i)	273,083	173,418
Construction commitments	—	71,395
Assets under construction	1,725	45
Total	274,808	244,858
(i)	The Group plans to construct a factory to manufacture their selected self-branded products, such as fasteners, located on a parcel of land in Taicang, Jiangsu Province to which the Group acquired the land use rights. In accordance with the land use rights agreement, at least RMB273,083 capital expenditures in connection with such construction plan is committed by the Group. The Group commenced the construction in the second quarter of 2023 and plans to complete the construction by the end of 2024.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23.  Statutory reserves, restricted net assets and parent company only condensed financial information

Pursuant to laws applicable to entities incorporated in the PRC, the Company’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital, the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends.

As a result of these restrictions under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The restricted portion amounted to RMB1,432,854 as of December 31, 2023.

The Company performed a test on the restricted net assets of its subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company for the year ended December 31, 2022 and 2023.

For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheet of the Company as “Investment in subsidiaries” and the loss of the subsidiaries is presented as “share of loss from subsidiaries”. The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company. The Company did not have significant capital and other commitments or guarantees as of December 31, 2022 and 2023.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23.  Statutory reserves, restricted net assets and parent company only condensed financial information (continued)

Condensed balance sheet of the parent company

	As of December 31,
	2022	2023
	RMB	RMB
Assets
Cash and cash equivalents	616	2,381
Prepayments and other current assets	23,406	461,183
Total current assets	24,022	463,564
Investment in subsidiaries	3,094,130	2,778,527
Total non-current assets	3,094,130	2,778,527
Total assets	3,118,152	3,242,091
Liabilities
Accrued expenses and other current liabilities	6,112	30,672
Total current liabilities	6,112	30,672
Total non-current liabilities	—	—
Total liabilities	6,112	30,672
Mezzanine equity	7,182,773	—
ZKH Group Limited shareholders’ (deficit)/equity
Ordinary shares	1	4
Additional paid-in capital	—	8,139,349
Statutory reserves	5,278	6,013
Accumulated other comprehensive loss	(51,910)	(25,154)
Accumulated deficit	(4,024,102)	(4,908,793)
Total ZKH Group Limited shareholders’ (deficit)/equity	(4,070,733)	3,211,419
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,118,152	3,242,091

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23.  Statutory reserves, restricted net assets and parent company only condensed financial information (continued)

Condensed statement of comprehensive loss

	Year ended December 31,
	2022	2023
	RMB	RMB
General and administrative	(6,038)	(8,586)
Interest and investment income	1	—
Interest expense	(73,081)	—
Share of loss from subsidiaries	(643,683)	(297,229)
Others, net	(12,880)	1,501
Net loss attributable to ZKH Group Limited	(735,681)	(304,314)
Accretion on preferred shares to redemption value	(509,281)	(660,070)
Net loss attributable to ZKH Group Limited’s ordinary shareholders	(1,244,962)	(964,384)
Net loss attributable to ZKH Group Limited	(735,681)	(304,314)
Other comprehensive loss:
Foreign currency translation adjustments	(50,980)	26,756
Total comprehensive loss	(786,661)	(277,558)
Accretion on Preferred Shares to redemption value	(509,281)	(660,070)
Total comprehensive loss attributable to ZKH Group Limited’s ordinary shareholders	(1,295,942)	(937,628)

Condensed statement of cash flows

	Year ended December 31,
	2022	2023
	RMB	RMB
Net cash used in operating activities	(277)	(77)
Net cash used in investing activities	(5,559,727)	(402,789)
Net cash provided by financing activities	5,560,594	407,581
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	26	(2,950)
Increase in cash, cash equivalents, and restricted cash	616	1,765
Cash, cash equivalents, and restricted cash at beginning of year	—	616
Cash, cash equivalents, and restricted cash at end of year	616	2,381

24. Subsequent events

In January 2024, the Group granted 5,485,508 options to its employee, which are subject to service conditions only.

In January 2024, the Company issued 455,000 ADSs at a public offering price of $15.50 per ADS in connection with the underwriters’ partially exercise of their overallotment option to purchase additional ordinary shares in our initial public offering. Aggregate net proceeds from the transaction were $6,559.