Form 20-F
period 2024-12-31
ZKH Group Ltd
filed 2025-04-17
CIK 1862044

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2024, there were 5,601,860,619 ordinary shares outstanding, par value of US$0.0000001 per share, being the sum of 1,042,394,860 Class B ordinary shares, par value of US$0.0000001 per share and 4,559,465,759 Class A ordinary shares (excluding treasury shares and ordinary shares that had been issued and reserved for the purpose of our share incentive plans as of December 31, 2024), par value of US$0.0000001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Note–Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒  Yes   ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents thirty-five (35) Class A ordinary shares;
●	“AI” are to artificial intelligence;
●	“China” or “the PRC” are to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to the Class A ordinary shares of ZKH Group Limited, par value US$0.0000001 per share;
●	“Class B ordinary shares” are to the Class B ordinary shares of ZKH Group Limited, par value US$0.0000001 per share;
●	“EVM” are to a smart, on-site vending solution designed to store and dispense frequently used consumables such as fasteners, office supplies, personal protective equipment, and industrial tools within our customer facilities;
●	“GBB customers” are to customers that we serve on our GBB platform, which mainly include micro businesses such as trading companies, distributors, local hardware stores, and small businesses which are end users;
●	“GMV” are to the total transaction value of orders placed on our platform and shipped to customers, excluding taxes, net of the returned amount. We believe that GMV, as a key operating metric, provides a measure of the overall volume of transactions that took place on our platform in a given period;
●	“MRO” or “maintenance, repair and operations” are to materials used for maintenance, repair and operation purposes and that do not directly constitute final products;
●	“order” are to an order placed on our platform by our customer, regardless of whether any product in such order is ultimately sold or shipped or whether any product in such order is returned;
●	“our platform” are to our ZKH platform, our GBB platform, our NorthSky Supply platform, and a variety of digital tools and intelligent services that we provide. Our ZKH platform includes our ZKH official website at www.zkh.com, mobile app, Weixin Mini-Program and various interfaces. Our GBB platform includes our GBB official website at www.gongbangbang.com, mobile app, and Weixin Mini-Program. Our NorthSky Supply platform includes our NorthSky Supply official website at northskysupply.com;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“shares” or “ordinary shares” are to the Class A and Class B ordinary shares of ZKH Group Limited, par value US$0.0000001 per share;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“ZKH” are to ZKH Group Limited, our Cayman Islands holding company; “ZKH Industrial Supply” are to ZKH Industrial Supply (Shanghai) Co., Ltd., the wholly foreign owned subsidiary of ZKH Group Limited in China; “we,” “us,” “our company,” and “our” are to ZKH Group Limited and its subsidiaries, including ZKH Industrial Supply and its subsidiaries; “our mainland China subsidiaries” are to ZKH Industrial Supply and its subsidiaries, including, but not limited to, Shanghai Gongbangbang Industrial Tech Co., Ltd., Shanghai Kunhe Supply Chain Management Co., Ltd. and Shenzhen Kuntong Smart Warehousing Technology Co., Ltd. Unless otherwise specified, in the context of describing our business and operations, we are referring to the business and operations conducted by our subsidiaries in mainland China; and
●	“ZKH customers” are to customers that we serve on our ZKH platform, which mainly include enterprise customers in a variety of industries.

Our reporting currency is Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

As part of our corporate restructuring throughout 2021 to 2022, the investors exited from ZKH Industrial Supply by way of capital reduction and received refunds for their original investments. Each of these investors paid the same amount of refunds it received as consideration for its subscription of the shares of ZKH Group Limited. ZKH Group Limited transferred to ZKH Hong Kong Limited an aggregate of US$833 million consisting of the proceeds from the issuance of Series F Convertible Notes and the issuance of preferred shares of ZKH Group Limited in connection with our corporate restructuring, part of which was subsequently transferred by ZKH Hong Kong Limited to ZKH Industrial Supply and Shanghai Kunshucai Supply Chain Management Co., Ltd. for general corporate purposes and the remaining fund was held by ZKH Hong Kong Limited. ZKH Group Limited transferred an aggregate of US$8.4 million in 2024 to ZKH Hong Kong Limited, and ZKH Hong Kong Limited transferred an aggregate of US$7.0 million to ZKH Group Limited in 2024, as ordinary intra-group fund transfers. ZKH Group Limited transferred an aggregate of US$57.66 million in 2023 and an aggregate of US$6.5 million in 2024, the net proceeds from our initial public offering and the underwriters’ partial exercise of their option to purchase additional ADSs after deducting underwriting commissions, to ZKH Hong Kong Limited following our internal foreign currency management policy. For a detailed discussion of our corporate restructuring, please see “Item 4. Information on the Company-History and Development of the Company.” Other than the cash transfers described above, no cash or other assets were transferred between the Cayman Islands holding company and its subsidiaries, no subsidiaries paid dividends or made other distributions to their respective holding company, and no dividends or distributions were paid or made to U.S. investors as of the date of this annual report. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy.” For more details regarding our intragroup cash flow, see also our consolidated financial statements included elsewhere in this annual report.

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

Risks Related to Our Business and Industry

●	Our business, financial condition and results of operations may be materially and adversely affected if we are unable to attract and retain customers and maintain satisfactory customer experience.
●	The expansion into new product categories and services may expose us to new challenges and more risks.
●	Uncertainties relating to the growth and profitability of the evolving and dynamic MRO procurement service industry could adversely affect our business, prospects and results of operations. We cannot guarantee that our current or future strategies will be successfully implemented or will generate sustainable profit.

●	If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.
●	If we fail to introduce digital solutions or intelligent services in a manner that responds to the evolving needs of suppliers and customers, our business may be adversely affected.
●	If we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform, our business may be adversely affected.
●	We are exposed to fluctuations in the supply of, or demand for, MRO products inside and outside of China, along with the conditions underlying such fluctuations, which could adversely affect the trading volume and price of the MRO products on our platform. For example, the ongoing tariff war between the United States and other countries around the world as of the date of this annual report could have a material adverse effect on global economic conditions, which may result in declines in trading volume and fluctuation in price of the MRO products on our platform, and therefore affect our financial condition, results of operations and prospects.
●	Changes in our business and product mix could cause changes in our revenue or gross margin, or affect our competitive position.
●	Any quality issues of the products we or any third-party suppliers offered through our platform may materially and adversely affect our business and results of operations.
●	Failure or perceived failure to comply with existing or future laws and regulations related to cybersecurity and data security could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
●	Failure or perceived failure to comply with existing or future laws and regulations related to personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.
●	For more detailed information, see “—Risks Related to Our Business and Industry.”

Risks Related to Doing Business in China

●	Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.
●	The PRC government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed description of the underlying risks, see “—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC laws and regulations, and if required, we cannot predict whether or for how long we will be able to obtain such approval” on page 42 in this annual report.

●	The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. As such, the enforcement of laws in the PRC legal system and rules and regulations in mainland China can change quickly with little advance notice. For a detailed description of the underlying risks, see “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” on page 43 in this annual report.
●	We conduct our business primarily through our mainland China subsidiaries. Our operations in mainland China are governed by laws and regulations in mainland China. The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operations, and our Class A ordinary shares and ADSs may decline in value or become worthless. For a detailed description of the underlying risks, see “—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs” on page 44 in this annual report.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to transfer cash or make payments to us could have a material and adverse effect on our ability to conduct our business.
●	To the extent cash or assets in the business is in mainland China or a PRC entity, the funds and assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of ZKH or its subsidiaries by the PRC government to transfer cash or assets. For a detailed description of the underlying risks, see “—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 55 in this annual report.

For more detailed information, see “—Risks Related to Doing Business in China.”

Risks Related to Our ADSs

●	The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

Our net revenues increased from RMB8,315.2 million in 2022 to RMB8,721.2 million in 2023, and further increased to RMB8,761.3 million (US$1,200.3 million) in 2024. However, our historical growth may not be indicative of our future growth. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we did in the past.

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

We are exposed to fluctuations in the supply of, or demand for, MRO products inside and outside of China, along with the conditions underlying such fluctuations, which could adversely affect the trading volume and price of the MRO products on our platform. For example, the ongoing tariff war between the United States and other countries around the world as of the date of this annual report could have a material adverse effect on global economic conditions, which may result in declines in trading volume and fluctuation in price of the MRO products on our platform, and therefore affect our financial condition, results of operations and prospects.

The volume of supply and demand for MRO products varies from time to time resulting from changes in resource availability, government policies and regulations, costs of production, demand from customers, and technology development inside and outside China. In the event that the supply of MRO products decreases or the price of raw materials of MRO products increases so that our purchase price of MRO products increases, and that we are unable to pass on the entirety or a majority of such increase in costs to our customers, our financial performance may be adversely affected. If negative market and industry trends occur in the future, the sales price of MRO products on our platform could decrease, and our business and results of operations may be materially and adversely affected. If we further expand our business into overseas markets, we will be exposed to risks related to fluctuations in global production capacity and demand levels for MRO products, as well as global and regional economic conditions. Additionally, starting from early 2018, the U.S. President announced the imposition of tariffs on certain Chinese goods entering the United States, and both China and the United States have each imposed additional tariffs since then, alongside tariffs imposed by the United States on goods from countries around the world announced recently, and China’s counter measures of imposing tariffs on U.S. goods. The United States may in the future impose further tariffs on goods from countries worldwide and these countries may take further counter measures. The potential impact of these tariffs remains uncertain, and it is unclear what retaliatory actions other governments may take. These developments could have a material adverse effect on global economic conditions. See “-Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.”

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

On September 24, 2024, the State Council published the Regulation on the Administration of Cyber Data Security, which provides that where data processors conduct network data processing activities that affect or may affect national security, they shall apply for a national security review in accordance with relevant national regulations. In addition, this Regulation requires that data processors processing important data shall conduct an annual risk assessment for network data processing activities, and submit the risk assessment report to the competent authorities at or above the provincial level.

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

We have incurred losses in the past. Our net losses were RMB731.1 million in 2022, RMB304.9 million in 2023 and RMB268.0 million (US$36.7 million) in 2024. We cannot assure you that we will be able to generate net profits in the future. Our ability to achieve profitability will depend primarily on our ability to increase our gross margin, either by growing our revenues at a rate faster than our cost of revenues increase or by reducing our cost of revenues or operating expenses as a percentage of our net revenues. There can be no assurance that we will be able to improve gross margin or achieve profitability, and we may continue to experience losses in the future.

Our operating cash flow changed favorably by RMB 797.0 million to a gain of RMB 229.1 million, as compared to our negative operating cash flow in the past. Our net cash used in operating activities was RMB504.2 million in 2022, RMB567.9 million in 2023, and our net cash provided by operating activities was RMB229.1 million (US$31.4 million) in 2024. The change is primarily due to changes in certain working capital accounts, principally, a decrease of operating lease right-of use assets of RMB28.0 million and a decrease of RMB647.2 million in accounts and notes payable, partially offset by a decrease of RMB1,249.0 million in accounts and notes receivable. To the extent that we have negative operating cash flow in future years, we may need to allocate a portion of our cash reserves to fund our operations. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that we will be able to generate a positive cash flow from our operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favorable to our company.

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

Our accounts payable turnover days (inclusive of notes payable) were 130.4 days in 2022, 136.6 days in 2023, and 137.2 days in 2024. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

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

We may be subject to risks associated with artificial intelligence and machine learning technology.

We have integrated artificial intelligence (“AI”) technologies in many of our tools and features available on our platforms. We may continue to integrate AI technologies in new product or service offerings. Given that AI is a rapidly developing technology that is in its early stages of business use, it presents a number of operational, compliance and reputational risks. AI algorithms are currently known to sometimes produce unexpected results and behave in unpredictable ways (e.g., “hallucinatory behavior”) that can generate irrelevant, nonsensical, fictitious, deficient, offensive or factually incorrect content and results, which, if incorporated into our platform, may result in reputational harm to us and our service consultants and be damaging to our brand. Additionally, content, analyses or recommendations that are based on AI might be found to be biased, discriminatory or harmful. Data sets from which Large Language Models learn are at risk of poisoning or manipulation by bad actors, resulting in offensive or undesired output. Similarly, the data set could contain copyrighted material resulting in infringing output. AI output might present ethical concerns or violate current and future laws and regulations. While we aim to develop and use AI and machine learning technology responsibly and attempt to mitigate ethical and legal issues presented by its use, we may ultimately be unsuccessful in identifying or resolving issues before they arise.

We expect that there will continue to be new laws or regulations concerning the use of AI technology, which might be burdensome for us to comply with and may limit our ability to offer or enhance our existing tools and features or new offerings based on AI technology. Further, the use of AI technology involves complexities and requires specialized expertise. We may not be able to attract and retain top talent to support our AI technology initiatives. Moreover, AI technology is a rapid developing technology and our integration of AI technologies on our platform may not generate ideal return. If any of the operational, compliance or reputational risks were to materialize, our business and results of operations may be adversely affected. We also could be exposed to the risks of machine learning technology if third-party service providers or any counterparties, whether or not known to us, also use machine learning technology in their business activities. We will not be in a position to control the use of such technology in third-party products or services. Use by third-party service providers could give rise to issues pertaining to data privacy, data protection, and intellectual property considerations.

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

We recorded inventories of RMB669.0 million as of December 31, 2023 and RMB625.4 million (US$85.7 million). Our inventory turnover days on a GMV basis1 were 34.1 days in 2022, 26.7 days in 2023 and 28.6 days in 2024. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

1 Inventory turnover days on a GMV basis for a given period are equal to the average of the inventory balances at the beginning and the end of the period divided by cost of GMV during the period and then multiplied by the number of days during the period.

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

We have adopted a stock incentive plan in 2022. See “Item 6. Directors, Senior Management and Employees-B. Compensation-Share Incentive Plan” for a detailed discussion. For the years ended December 31, 2022, 2023, and 2024 we recorded RMB31.8 million, RMB17.4 million, and RMB108.5 million (US$14.9 million) respectively, in share-based compensation expenses.

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

If we fail to maintain an effective system of internal control over financing reporting, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our ADSs.

In auditing our consolidated financial statements for the fiscal years ended December 31, 2022 and 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting in accordance with the standards established by the PCAOB. A “material weakness” is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy the material weakness. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024 after the remediation. For details on these initiatives, please see “Item 15. Controls and Procedures-Internal Control Over Financial Reporting – Evaluation of Disclosure Controls and Procedures.”

We are a public company in the United States subject to the Exchange Act, Sarbanes-Oxley Act of 2002, and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with this annual report. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of the ADSs could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.

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

In March 2018, the State Administration for Market Regulation was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, the National Development and Reform Commission, and the former State Administration for Industry and Commerce, respectively. Since its inception, the State Administration for Market Regulation has continued to strengthen anti-monopoly enforcement. In December 2018, the State Administration for Market Regulation issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its provincial branches to conduct anti-monopoly enforcement within their respective jurisdictions. In April 2024, the State Administration for Market Regulation issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, the mainland China regulators have been increasingly focused on inspection and regulation on potential noncompliance with anti-unfair competition and anti-monopoly related laws. For example, in April 2021, the State Administration for Market Regulation, the Cyberspace Administration of China and the SAT held an administrative guidance meeting for internet platform enterprises. During the meeting, it was pointed out that illegal activities including, among other things, forcing the implementation of “choose one” among the enterprise and its competitors, abusing dominant market position, “cash burning” to seize the “community group buying” market, and of the application of big data analysis to the disadvantage of existing customers, shall be prohibited and rectified. In addition, many platforms, including 34 enterprises which attended such administrative guidance meeting as representatives of internet platform enterprises, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The competent administration for market regulation will organize and conduct inspections on the platforms’ rectification results. If the platforms are found to conduct illegal activities including forcing the implementation of “choose one” among them and their competitors, abusing dominant market position, and infringing consumers rights and interests, they will be imposed with more severe penalties in accordance with the laws. We have been conducting necessary self-inspection and rectifications in accordance with such guidance and are working on some of the rectification procedures, such as concentration notification for past deals. We cannot guarantee you that we will not be subject to more similar or even stricter rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times. As a result of the regulators’ focus on anti-monopoly and anti-unfair competition compliance and enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. In order to comply with existing laws and regulations and new laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses and adjusting investment activities, which may adversely affect our business operation, growth prospects and reputation. In addition, we cannot assure you that our efforts are sufficient to comply with the all the applicable laws and regulations on anti-monopoly and anti-unfair competition and the authorities’ requirements in all respects. Any anti-monopoly or anti-unfair competition related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions, required divestitures, limitations on certain pricing and business practices or significant fines. As a result, we may be subject to significant difficulties in operating our current business and pursuing our investment and acquisition strategy.

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

The trading price of our ADSs has been volatile and has ranged from a low of US$2.62 per ADS to a high of US$21.91 per ADS since our ADSs started to trade on the NYSE, and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Certain executive officers, an employee, a former director, a former senior management, and an employee shareholding platform of our company, collectively, or the Management Shareholders, beneficially owned all of our issued Class B ordinary shares. As of March 31, 2025, Mr. Long Chen beneficially owned 890,677,378 Class B ordinary shares, representing 15.9% of our total issued and outstanding ordinary shares and 72.7% of our total voting power; and the Management Shareholders other than Mr. Long Chen, as a group, in aggregate beneficially owned 151,717,482 Class B ordinary shares, representing 2.7% of our total issued and outstanding ordinary shares and 12.4% of our total voting power. Each of the shareholding entities of the Management Shareholders other than Mr. Long Chen executed an irrevocable proxy and power of attorney, pursuant to which the voting rights of all Class B ordinary shares held by it have been irrevocably and fully delegated to Mr. Long Chen, causing Mr. Long Chen’s total voting power to increase to 85.1% as of March 31, 2025.

As a result of the dual-class share structure, the delegation of voting rights and the concentration of ownership, Mr. Long Chen has considerable influence over matters requiring shareholders’ approval, such as decisions regarding mergers and consolidations, election of directors, amendments to our memorandum and articles of association and other significant corporate actions, except that holders of Class B ordinary shares shall abstain from voting in the event that ZKH Group Limited seeks its shareholders’ approval with respect to any amendment of its Amended and Restated 2022 Stock Incentive Plan. Holders of our Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders. As of March 31, 2025, we have 103,973,752 ADSs outstanding, representing 3,639,081,320 Class A ordinary shares. Holders of these ADSs beneficially own 65.1% of our total ordinary shares on an as-converted basis and 11.9% of the aggregate voting power. This concentration of ownership will discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control may significantly limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (including cash). For purposes of these tests, passive income includes, among other things, dividends, interest, and gains from the sale or exchange of investment property and rents or royalties other than rents or royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the equity interests of another corporation or partnership is treated as if it held its proportionate share of the assets of the other corporation or partnership, and received directly its proportionate share of the income of the other corporation or partnership.

Based upon an analysis of our income and assets, including the value of our goodwill, we do not believe that we were a PFIC for the taxable year ended December 31, 2024. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, meaning that fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years. There can be no assurance that we will not be or become a PFIC for the current taxable year or any future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions passed by our shareholders, and the register of mortgages and charges, of such companies) or to obtain copies of register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. We rely on the exemption available to foreign private issuers for the requirements (i) that an audit committee be comprised of at least three members; and (ii) that annual general meeting of shareholders be held during each fiscal year under Section 302.00 of the NYSE Listed Company Manual. As a result of our election to follow home country practice with respect to the foregoing matters, our shareholders will not have the same protection that they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

We are a “controlled company” within the meaning of the NYSE corporate governance listing standards and, as a result, may rely on exemptions from certain corporate governance requirements that provide protections to shareholders of other companies.

We are a “controlled company” as defined under the NYSE corporate governance listing standards because Mr. Long Chen, our chairman of the board of directors and chief executive officer, beneficially owns more than 50% of our total voting power. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirements (i) that a majority of our board of directors consist of independent directors, (ii) that we have a compensation committee that is composed entirely of independent directors; and (iii) that we have a corporate governance and nominating committee that is composed entirely of independent directors. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and in the future may rely on, these and other exemptions from corporate governance rules. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Our principal executive offices are located at 7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road, Minhang District, Shanghai, 201106, People’s Republic of China. Our telephone number at this address is +86 (21) 5080-9696. Our registered office in the Cayman Islands is located at 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. You can also find information on our corporate website ir.zkh.com. The information contained on our website is not a part of this annual report.

B.Business Overview

Our Mission

Transparency and efficiency, for better commerce.

Our Vision

To be a world leading industrial supplies company offering superior customer value.

Who We Are

We are a leading MRO procurement service platform built upon strong supply chain capabilities, servicing customers internationally through a product-led, agentic AI-driven approach. Reducing high procurement costs, solving systematic management efficiency challenges, and revolutionizing the opaque MRO procurement process are our top priorities. We strive to create a fully integrated cycle of MRO procurement, warehousing, and fulfillment, by leveraging our comprehensive selection of readily available MRO products, robust fulfillment capabilities, and cutting-edge agentic AI tools, powered by our deep industry know-how and purpose-built supply chain infrastructure.

We believe our market leadership roots in our ability to efficiently curate and timely deliver superior products optimally aligned with our customers’ demands through a transparent, intuitive, and intelligent procurement experience. We provide MRO procurement solutions to a large, diversified and loyal customer base mainly through our two major online platforms, the ZKH platform and the GBB platform. We directly served over 83,900 customers on our ZKH platform and GBB platform in 2024, representing an increase of 26.1% from 2023. Our coveted customer base includes multi-national corporations, large to medium-size domestic corporations, state-owned enterprises, and local micro businesses from various industry sectors. Our loyal, diversified customer base supported a resilient business performance in 2024 despite challenges in the demand environment, enabling our GMV to reach approximately RMB10.5 billion, with a 98% retention rate for our top 500 customers by GMV in 2024.

We offer hyper-personalized product curation to our customers from a comprehensive selection of high-quality, value-for-money MRO products. Our online platforms provide MRO products covering major MRO product lines and approximately 17.4 million SKUs as of December 31, 2024, including our private label products and third-party products that we procured from over 21,000 suppliers in 2024. Empowered by cutting-edge AI tools and big data, our dedicated team’s extensive expertise in industrial grade MRO products enable us to deliver a bespoke curation optimally aligned with each customer’s demand from a myriad of products with complicated technical specifications, varying application scenarios, and disparate supply-chain compliance capabilities. Our comprehensive product offerings and insightful, data-drive product curation capability possess a powerful networking effect and continue to help us retain key customers in the most lucrative market segment in the MRO industry, as evidenced by the increase of the number of our high-spending customers2 from over 1,000 in 2021 to over 1,300 in 2024.

Timely and reliable fulfillment is the cornerstone for our success. Our strategically positioned distribution centers, smart vending machines, and dedicated teams work together to streamline logistics, reduce costs, and enhance customer experience through rapid, flexible, and precise deliveries. Our nationwide fulfillment network consisted of 30 distribution centers, 100 transit warehouses and over 4,700 EVM smart vending machines as of December 31, 2024. We maintained a dedicated team of over 570 warehouse personnel and fulfillment service managers and over 160 delivery vehicles as of December 31, 2024 to address businesses’ customized fulfillment requests. In 2024, we have achieved next-business day delivery for certain of our orders, and approximately 90.0% of our customer-requested delivery windows are consistently met.

Our agentic AI tools, built upon a robust technology infrastructure and vast industrial data, transform the opaque, labor-intensive MRO procurement workflows to a streamlined, transparent, and cost-efficient process. We believe MRO procurement is essential to manufacturing operations but remains complex, with businesses often purchasing a wide range of long-tail products in small quantity from various vendors operating on disjointed protocols. As Chinese manufacturers expand globally, the demand for scalable, efficient MRO solutions grows. In the meantime, the rise of agentic AI and large language models creates room for improved efficiency and service quality across the entire procurement process. To capture these market opportunities, we provide a one-stop MRO procurement solutions powered by innovative agentic AI tools that directly address the critical pain points of supplies management and industrial procurement. Our industry-leading agentic AIs like PriceCompare Agent and ProductRecom Agent optimize product offerings by delivering competitive pricing and precise product recommendations, while MRO Procure Agent and AI Material Management Agent revolutionize the procurement workflows by automating labor-intensive procurement tasks, standardizing disjointed supplies management protocols, and integrating complex data into intuitive, customer-friendly catalogues. This transformation effectively reduces procurement costs, increases efficiency throughout the procurement lifecycle, and rapidly aggregating traffics to our platforms.

Our Business Model

We are a China-based B2B e-commerce platform that provide one-stop MRO procurement solutions with an international footprint. Built upon our deep industry know-how and supported by our cutting-edge technology and robust fulfillment capabilities, we offer a comprehensive selection of value-for-money MRO products, as well as online transaction services and end-to-end fulfillment services to participants across the industry value chain. Our MRO procurement solutions are mainly delivered through our two major online platforms, the ZKH platform and the GBB platform.

We tactically started with providing one-stop MRO procurement services to large corporations in China. Since then, we have been expanding our services and product lines, building out our supply chain and fulfillment capabilities, and firmly establishing our reputation in timely delivering professionally curated MRO products on demand. To optimize customer experience and enhance synergy, we also provide full-suite transaction services across the entire value chain, covering product sourcing and selection, transaction management, inventory management, and end-to-end fulfillment. As our product sales model achieved substantial scale, we also expanded into marketplace model to further scale up our business. Following our success with established large enterprises, we developed a dual-platform strategy to serve smaller-size business and diversify our customer base. In December 2024, we proactively broaden our international presence to tap into key global markets such as the U.S.

We currently offer a broad range of MRO products covering major MRO product lines on our platforms, including equipment parts, chemicals, manufacturing parts, general consumables, and office supplies. For a detailed description of our product offerings, see “—Our Product-Led Approach.” Our one-stop MRO procurement solutions are further powered by various innovative agentic AI tools that aims to revolutionize customer experience and address industry pain points. See “Agentic AI-powered MRO Procurement Solutions” for details.

2 “High-spending customers” refers to customers who spend over RMB1 million in any fiscal year.

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

Dual Platform Strategy to Serve Diverse Customer Demands. Our dual platform strategy aims to serve diverse customer demands and strengthen resilience in our business performance. Our ZKH platform and GBB platform are highly scalable and complementary. We first started our operations on our ZKH platform for enterprise customers and have developed core capabilities in industry insights, technology empowerment and supply chain effectiveness over the past years. By leveraging the infrastructure we have built, we launched our GBB platform for micro businesses. Our ZKH platform continues to attract enterprise customers with highly complex procurement process and contributes a majority of our sales. Our GBB platform allows us to tap into the large but fragmented MRO procurement demand from numerous micro businesses and expands our scale in a cost-effective way with low working capital requirements.

●	ZKH platform for large to mid-size enterprise customers. Our large to mid-size enterprise customers value superior price-to-performance ratios and rely on our comprehensive offerings and cutting-edge AI tools to optimize products sourcing. In addition to MRO products, we provide value-added MRO procurement and management services that streamline complicated, laborious enterprise procurement process for enterprise customers. Rooting in our purpose-built supply chain infrastructure and rich knowledge in industrial-grade MRO products, these procurement and management services have increased our appeal to enterprise customers, enabling us to effectively accumulate and retain customers on our ZKH platform. In 2024, GMV from ZKH platform reached RMB9,475.5 million, contributing 90.4% of our GMV.
●	GBB platform for micro business. Micro businesses with less complex procurement process value readily available products at competitive prices and are willing to use cash settlement. Traditionally, micro businesses rely on offline channels to procure MRO products and often face challenges of price opacity, product selection, product availability and low bargaining power. The GBB platform addresses these pain points by curating value-for-money MRO products among a wide selection of authentic, readily available products with transparent pricing and detailed technical specifications. GMV from our GBB platform has increased for two consecutive years since 2023 and reached RMB1.0 billion in 2024, contributing 9.6% of our GMV in 2024.

Dual-Business Model to Scale Up Our Operations. Our dual business model, consisting of a product sales model and a marketplace model, enhances synergy and build business scale. We currently generate a majority of our revenues from our product sales model, under which we purchase products from suppliers, manage inventories, and sell to our customers. As our product sales grew substantially in size and we have accumulated supply chain management capabilities, we launched our marketplace model. Customers under our marketplace model still have the same access to our fulfillment services and after-sale services. GMV from our product sales model and marketplace model reached RMB8,530.3 million and RMB 1,949 million, contributing 81.4% and 18.6 % of our GMV, respectively, in 2024.

Recent Overseas Expansion to Capture Growth Opportunities. With the growing trend of Chinese manufacturers expanding globally, we proactively broaden our international presence to help these enterprises access MRO procurement demands in key global markets. In December 2024, we launched our NorthSky Supply platform, a global e-commerce platform for industrial products in the U.S. Our NorthSky Supply platform is supported by a dedicated sales, marketing and customer support team based in Houston, Texas. Our track record of serving foreign-invested manufacturing enterprises in China, along with the steadfast foothold we have established in the U.S., have built a strong network that unlocks business opportunities in lucrative overseas markets. Serving a growing client, our NorthSky Supply platform leverages existing supply chain superiority of Chinese manufacturers to establish itself as a trusted destination for industrial supplies in the U.S. Our NorthSky Supply platform offers more than 470 SKUs across various categories, including personal protective equipment (PPE), hand tools, machinery accessories, shipping and storage materials, and others, mainly comprising of our private label products, as of March 31, 2025. Our five local warehouses located in Texas, California, Georgia, New Jersey and Illinois help ensure timely nationwide fulfillments. Our NorthSky Supply platform is also committed to compliance with stringent U.S. and European standards. We provide comprehensive transport reports, product certifications, and product testing reports to guarantee that every item meets the required regulatory and safety criteria. These documents offer transparency and assurance to customers, demonstrating our commitment to high-quality, compliant products that adhere to the latest industry standards. Leveraging our established overseas supply chain capabilities, we are also strategically expanding into the Southeast Asian market and evaluating targeted opportunities to enter select European markets to capture additional growth opportunities.

Our Product-Led Approach

As a procurement services platform, we believe a product-led approach is the foundation to our competitive edge in customer experience. We endeavor to timely deliver a bespoke product curation to each customer from our comprehensive selection of high-quality, value-for-money MRO products, and intend to strategically positioning ourselves to capture margin expansion opportunities in different product categories.

Comprehensive product base with on-demand availabilityWe provide a comprehensive selection of readily available MRO products to satisfy varying demands of our diversified customer base. We offer a broad range of MRO products covering major MRO product lines and approximately 17.4 million SKUs on our ZKH platform as of December 31, 2024. Our selection features a mix of private label products, well-known brand names, and third-party supplier offerings. Each SKU is carefully chosen from thousands of brands and millions of products, ensuring that only those with superior performance and advanced technology make the cut, delivering reliable and innovative solutions to meet our customers’ industrial needs. In 2024, we procured from over 21,000 suppliers for our platform. We had five major product categories consisting of 32 product lines available on our platform as of December 31, 2024 as follows.

●	Equipment parts: including, without limitation, pump valve fittings, low voltage electrical, electric automation, wire and cable, fastening seal, pneumatics & hydraulics, and instrumentation;
●	Chemicals: including, without limitation, workshop chemicals, chemical reagent, lubricant, paint & painting supplies, and adhesives;
●	Manufacturing parts: including, without limitation, cutting tool, air compressor, electronic vending machine, factory automation, and abrasive measuring tool;
●	General consumables: including, without limitation, security-related products, material handling, power transmission, personal protective equipment, welding, tape & label, cleaning supplies, laboratory instrument consumables, and hardware & hand tools;
●	Office supplies: including, without limitation, office supplies, furniture, fringe benefit, lightening, refrigeration & heating, ventilating, air conditioning, and building materials.

Consistent product availability is the essence of a positive procurement experience and the backbone to ensure customer loyalty. We are shifting from a sourcing-oriented mode to an assortment-oriented mode to increase our in-stock products availability to increase transaction efficiency and lower transaction costs. With accurate demand forecasts, strategic supplier-platform relationship, and superior capability in inventory management, we are able to offer readily available products to ensure timely fulfillment. We have managed, digitalized and standardized the parameters of a massive catalogue of SKUs, which cannot be achieved by traditional MRO distributors with limited digital capabilities. We have also adopted an intelligent inventory management system that helps us set the optimal inventory level of various SKUs by determining the type of products to be kept in stock at the right time and right place and procurement frequency. Leveraging this inventory level optimization model, our inventory turnover days on a GMV basis improved from 34.1 days in 2022 to 28.6 days in 2024, and over 70.0% of our SKU orders were fulfilled by in-stock goods in 2024, despite the rapid expansion of our business. Our supply chain reliability is further enhanced by fusing superior inventory management capability with our strategically positioned fulfillment network, which has realized as fast as next-business day delivery for certain of our orders by end of 2024.

Professional curation to optimally align with customer needs

Leveraging on deep industry know-how and accumulated big data, our dedicated product team endeavor to curate products that optimally align with our customers’ business needs. A majority of MRO procurement demands in China focus on industrial grade MRO products, including equipment parts, chemicals, and manufacturing parts. Sourcing these specialized products from a massive catalogue of MRO offerings remain challenging to many enterprises. Our product team are committed to present a hyper-personalized curation of industrial grade MRO products with competitive price, high quality, and exceptional performance through market study and a thoughtful selection process. Our rich knowledge of industrial products is built upon our experience professional team’s visibility into expansive industry data. We are developing a ZKH MRO Dictionary covering all of our product offerings, which consisted of approximately 17.4 million SKUs as of December 31, 2024, based on comprehensive market research and distill product insights by our dedicated team. Through data cleaning, standardization and classification, the ZKH MRO Dictionary labels each of our product offerings with standardized data benchmarks and follows consistent nomenclature, allowing us to match products with our customers’ varying business needs. This innovation also facilitates cross-brand product selection and substitution, which helps optimizes procurement cost structure and enhances supply chain responsiveness. Our professional curation of industrial-grade products continue to build customer stickiness in this high-margin segment, realizing a 98% retention rate for our top 500 customers in terms of GMV in 2024.

Private label products to promote higher margin

The private label products in our products mix provide exceptional quality at competitive prices to our customers and enable us to promote higher margin. Our private label products initially and strategically target general consumables and office supplies, the sales of which are heavily impacted by price-to-performance ratios and less driven by brand recognition, and further expanded into complicated products such as hand tools and power tools. Our current private label lines in China include general MRO products sold under our ZKH brand name; PPE sold under our Andanda brand name. Our three primary private labels in the U.S. market are Olympia, specializing in PPE and security products; Black Canyon, offering hand tools, machinery accessories, measuring tools, and testing equipment; and Acadia, providing solutions for material handling, shipping, packaging, tapes, and storage, all known for their high quality and reliability. We believe our private label products portfolio is of superior price-to-performance ratios, and it strategically positions us to capture margin expansion opportunities. In 2024, GMV from private label products reached RMB698.4 million, contributing to 6.7% of our total GMV in 2024. Going forward, we are strategically positioned to sustain the growth momentum of our private label products and further increase its contribution to GMV. We will continue to scale investments in product design, R&D, testing, and sourcing capabilities with respect to the private label products. To advance this initiative, we have designated our Taicang factory as an innovation hub, where we are building an integrated product development ecosystem encompassing R&D, testing, and technical analysis capabilities. By developing an integrated product development system, we aim to enhances our ability to deliver professional product curation services through benchmarking, optimization, and scenario-based customization, thereby accelerating commercialization of our private label products. Concurrently, we are improving our quality control systems, including establishing collaborative laboratories with nationally accredited quality supervision institutions, in order to enhance our product testing capabilities and ensure consistent and reliable quality of private label products.

Agentic AI-powered MRO Procurement Solutions

We deliver comprehensive AI-powered procurement solutions through our one-stop MRO procurement platforms, intending to reduce high procurement costs, solving systematic management efficiency challenges, and revolutionizing the opaque MRO procurement process.

Traditional MRO procurement typically requires buyers to navigate a massive catalogue of specialized products while managing disjointed vendor relationships, each operating on isolated IT systems, disparate management protocols, and inconsistent nomenclature. Such decentralized procurement process often leads to inflated costs, operational delays, and repetitive labor. With profound experiences in the industrial product distribution and manufacturing industry, our founder, Mr. Long Chen, had experienced these industry pain points first-hand and identified enormous opportunities in China’s MRO segment, the transaction infrastructure of which was in great need of a comprehensive digital transformation.

We have a successful track record of providing MRO procurement and management services to various value chain participant digitally. We are elevating our pre-existing services by incorporating paradigm-shifting agentic AI tools into our one-stop procurement solutions. These proprietary AI tools transform traditional procurement experiences to create a fully integrated cycle of intelligent procurement, warehousing, and fulfillment. The following provides an overview of the agentic AI tools that fueled our competitive edges in product offerings and curation, sales efficiency and operational leverage.

Elevating product competitiveness and curation capabilities with AI.

Our deployment of agentic AIs elevates the competitiveness of our products by advancing our product curation capabilities for a diversified client base. Our industry-leading agentic AI tools, including PriceCompare Agent and ProductRecom Agent, simplifies the complexities of industrial product selection and provide insights on budget control, product specifications, supply chain compliance capabilities, and after-sales services in real time. Instead of the onerous manual workflow, procurement teams can now rely on PriceCompare Agent to swiftly identify the best prices from thousands of suppliers while factoring in credentials, product quality, and after-sales service. As of March 31, 2025, PriceCompare Agent has executed over 594,000 internal and external price comparison requests, and has improved efficiency and competitiveness of our overall pricing. Multiple customers have already entered the testing phase, submitting tens of thousands of price comparison requests. ProductRecom Agent, our AI-driven product recommendation tool, curate hyper personal product selection within one click. Customers can upload a shopping list to our platform and our system can automatically search and match products available on our platform, and recommend alternatives based on big data and our advanced models. By analyzing industry-specific workflows and building detailed customer purchasing profiles, it delivers precise, data-driven insights into evolving procurement needs. Since its launch in September 2024 until March 31, 2025, it has systematically analyzed potential demand data for over 160 customers, delivering insightful product recommendations and resulting in the sales of over RMB5.2 million across approximately 5,000 SKUs.

Intelligent customer experience with increased sales efficiency.

Our agentic AI-driven, intelligent procurement management services continue to increase sales efficiency and optimize customer experience, which in turn creates a significant network effect for our platforms. In particular, our AI-powered MRO solutions create a more convenient, efficient, transparent, and cost-effective procurement process, which elevates our customer experience and brand recognition and allow us to attract more customers of all sizes across the industry in a self-reinforcing virtuous cycle.

●	Seamless procurement process supported by agentic AI. Built on advanced AI models and a comprehensive MRO industry knowledge base, MROProcure Agent, our full life-cycle support AI agent, delivers an intelligent, autonomous alternative to the traditional procurement experience by automating the MRO procurement process and reducing the need for extensive manual intervention. MROProcure Agent takes the form of an intuitive chatbot integrated with multiple platforms and assists our customer on a 24-7 basis. MRO Procure Agent excels in offering a seamless experience across multiple domains, including product recommendations, intelligent customer support, logistics tracking, order management, and knowledge-based Q&A. Since its launch in May 2023 until March 31, 2025, MROProcure Agent increased supplier participation rate in quoting by 82% and has supported more than 15,000 customers as their customer support AI agent and more than 3,000 suppliers as their intelligent business assistant.

●	Streamlined collaboration enabled by AI-driven information integration. AI Material Management Agent, our pioneering agentic AI tool for supplies management and information integration, effectively reduce procurement inefficiency by streamlining the collaboration among all value chain participants. The lack of standardized and integrated supplies management protocols and nomenclature systems across supply chain participants has resulted in systematic efficiency challenges, including operational delays, human errors, and suboptimal cost structures. As a first-in-kind agentic AI in China’s MRO procurement industry, AI Material Management Agent seamlessly organizes and standardizes complex, multi-format data from customers and suppliers into precise catalog with consistent technical parameters and unique item codes. AI Material Management Agent simplifies MRO procurement collaboration by accurately identifying the products in demand and standardizing suppliers’ product offering data. Powered by DeepSeek V3 model, it processes vast amounts of data with exceptional accuracy, optimizing supplies recognition and replenishment. Since its launch in June 2024 until March 31, 2025, it has empowered over 1,000 customers, processing over 4.3 million material entries. In addition, following its integration with DeepSeek V3 in February 2025, AI Material Management Agent and improving the accuracy of material standardization from below 60% to over 90%. Its advanced automation has transformed efficiency, reducing material processing time from 24 hours per 100 entries to just 3 minutes per 1,000 entries. By revolutionizing supplies sorting, it has slashed tasks that once took a full day to just an hour, dramatically reducing management costs and minimizing human error. Future enhancements will introduce real-time feedback and chat-based product inquiries, further expanding its capabilities.

Improving operational leverage through automation initiatives.

By leveraging advanced AI technology, we continue to automate labor-intensive tasks throughout our service cycle, which improves our efficiency internally and optimizes our operational leverage. We internally developed the robotic process automation (RPA) technology that utilizes software robots to automate repetitive tasks of human in key procedures of MRO procurement, including inquiries, orders, shipment and invoicing. The number of RPA bots grew from over 600 in 2023 to over 1,400 in 2024, expanding customer coverage from over 200 to over 1,900 and improving workforce efficiency by the equivalent of 197.3 full-time employees per year as of December 31, 2024. In addition, we extensively deploy optical character recognition (OCR) technology to digitalize our data and workflow. As an MRO procurement service provider, we deal with a large quantity of purchase orders, invoices, reconciliation statements and commercial bills from customers and suppliers in various formats, including word, PDF and excel, which could be laborious and time-consuming to process. Leveraging optical character recognition technology, our system can read and identify key data items in these files and extract the relevant data, regardless of the document formats. Our average monthly OCR usage increased from over 66,000 times in 2023 to over 340,000 times in 2024, and improved workforce efficiency by the equivalent of 65 full-time employees per year as of December 31, 2024.

Purpose-built MRO Fulfillment and Servicing Network

We believe our professional and timely fulfillment is the foundation of our success. Our fulfillment consists of distribution centers, transit warehouses, and onsite locations supported by fulfillment service managers and EVM smart vending machines. Our comprehensive fulfillment network and robust end-to-end fulfillment capability will enhance customer experience and loyalty.

End-to-end fulfillment

As of December 31, 2024, we had a fulfillment network that covered the majority of major industrial hubs in China with 30 distribution centers and 100 transit warehouses, comprising an aggregate gross floor area of over 227,600 square meters. We had a team of over 570 warehouse personnel and fulfillment service managers and over 160 delivery vehicles to provide warehousing and end-to-end services to our customers and deployed over 4,700 EVM smart vending machines to realize order-on-demand delivery in customers’ facilities, as of December 31, 2024. We intend to extend our fulfillment capabilities to other industry participants. For example, we may further explore business opportunities in lending spaces in our warehouses to and sharing logistics resources with the public.

We flexibly engage suppliers to carry out direct shipping to customers. In 2024, approximately 56% GMV of our orders involved direct shipping from our suppliers to customers. Our fulfillment service managers ensure that the direct shipping orders can be delivered to our customers’ satisfaction. In addition to direct shipping, suppliers may choose to rent space in our warehouses and use logistics services available on our platform to ship their products stored in our warehouses.

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

●	Distribution center. Based on the type of goods they store, we categorize our distribution centers either as national distribution centers or as regional distribution centers. Our national distribution centers typically store infrequently transacted products, high value products, products with a long lead time, and other long-tail SKUs, to satisfy the needs of nationwide customers, improve the fulfill rates for long-tail SKUs and reduce our overall inventory level. Our regional distribution centers mainly store and collect SKUs that are popular in that province, and they are typically located at places closer to our customers.
●	Transit warehouse. Transit warehouses temporarily store goods and are set up to receive, consolidate, and quickly dispatch products for secondary or next-day delivery. For example, our transit warehouses can consolidate, package and ship multiple ordered items in one lot following our customers’ requests. Since the stock does not remain in the facility for a very long time, ease of loading and unloading goods takes priority over storage capacity. To ensure fast delivery to the customers, our transit warehouses are strategically located close to areas that are in high demand for MRO products, such as industrial parks, chemical industry parks and mines.

Onsite services

We have fulfillment service managers and EVM smart vending machines deployed to provide onsite support and services.

●	Fulfillment services managers. Our fulfillment service managers are dedicated to providing end-to-door and even end-to-desk delivery solutions to meet the complex and varied delivery demands from businesses. The last-mile delivery requests from businesses can be highly customized, which require our fulfillment teams to have the kind of deep insights into customers’ business that is built up over many years. The service scope of our fulfillment service managers covers unloading, inspection, stacking, and installation of products.
●	Smart vending machines. We deploy EVM smart vending machines at customers’ facilities or factories to further improve their inventory management efficiency. Our EVM smart vending machines are designed to hold frequently purchased consumables, such as fasteners, office supplies, personal protective equipment, cutters and cutting tools, grinding materials and grinding tools. As of December 31, 2024, we deployed over 4,700 EVM smart vending machines, serving over 800 customers. Our EVM smart vending machines come in different types, either in the format of helix, locker, open racking, or open gate, to match the unique needs of our customers. These machines can measure and report the exact quantity in stock in real time and automatically send orders to us when inventory hits an established minimum threshold. Our EVM smart vending machines present an inventory management solution that automates process controls by providing 24/7 continuous inventory monitoring, real-time inventory visibility, and efficient replenishment.

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

Warehouse Automation

We launched our first automated warehouse for the fasteners’ product line in Shanghai, China in March 2024. The warehouse is equipped with advanced automated storage technologies, including multi-layer bin robots, telescopic unloading robots, intelligent loading/unloading machines, and conveyor systems. By integrating automated navigation, visual recognition, and smart picking systems, it achieves precise location tracking, unmanned operations, and efficient goods-to-person picking. The automated warehouse is expected to double storage efficiency for fasteners’ product line and cut forklift dependency by approximately 70%, and thereby significantly enhances operational efficiency. We may further explore opportunities to invest in and upgrade warehousing facilities for other product lines and categories to elevate our warehousing and fulfillment efficiencies.

Our Customers

We serve a diverse set of clients across a spectrum of sectors. Among our top 500 customers in 2024, the GMV breakdown by industry3 was 20.8% from machinery, equipment and electrical goods manufacturing, 19.6% from resources industry, 18.1% from automobile and related industry, 15.2% from energy industry, 12.7% from consumer goods manufacturing, 3.3% from construction industry, and 10.3% from others. Our customers include enterprise customers who are industry-leading corporations and small and medium-sized enterprises who are keen to digitalize their MRO procurement process, and micro businesses. The number of our customers increased from over 58,000 in 2022 to over 66,000 in 2023, and further to over 83,000 in 2024.

We identify and select industry leading manufacturing enterprises (including both PRC and foreign enterprises) in China recognized by reputable institutions or research firms by revenues. We consider these industry leading manufacturing enterprises in China as our potential key accounts. In accordance with this criterion, we identified approximately 1,200 such group enterprises in China as of December 31, 2024 as our potential key accounts, and the list of these group enterprises will be reviewed and updated from time to time. Among these industry leading group enterprises in China (key accounts), over 670 of them transacted on our platform in 2024.

Sales and Marketing

Sales channels

We maintain our own sales teams consisting of industry customer sales team and regional customer sales team. As of December 31, 2024, our sales team consisted of approximately 1,200 employees.

Our industry customer sales team serves leading enterprises in industries including electrical and mechanical manufacturing, automobile, chemical engineering, and others. These salespeople help us accumulate valuable insights of these key industries, obtain and retain customers, and increase their spending with us. Meanwhile, to effectively serve the large domestic market of our small and micro business customers, our sales strategy emphasizes enhancing localized service through regionalized management and a grid-based personnel structure. This approach accelerates the coverage, outreach, and acquisition of regional factories. We have strategically selected key cities such as Shanghai, Shenzhen, and other high-quality regions to establish a strong regional presence.

Our regional customer sales team are responsible for maintaining business relationships with existing local customers and developing new local customers, typically SMEs, in their respective covered regions. In addition, our regional customer sales team manages and serves key account clients at their regional subsidiary factories, delivering timely on-site support while minimizing business travel requirements to optimize operational efficiency. Our regional customers sales team covered most provinces in China. This sales force is familiar with local business environment and aims at keeping long-term relationship with local customers and turning more local leads into customers.

In 2024, we entered into a strategic partnership agreement with Tmall to integrate our GBB platform with Tmall’s industrial product platform. This partnership enables us to reach a broader GBB customer base by expanding product offerings on Tmall’s platform, attracting flagship stores from leading brands, and leveraging tailored services to enhance customer experience.

3 When calculating GMV by industry, we count customers at the group level, i.e., multiple entities under the same group are counted together as one customer. For other contexts in this annual report, we count each entity as one customer unless indicated otherwise.

Marketing activities

We believe that the most effective form of marketing is to continually enhance our customer experience, as customer satisfaction engenders word-of-mouth referrals and repeat purchases. The seamless, one-stop procurement experience powered by our AI-fused digital solutions has fundamentally redefined our brand-customer engagement, creating a self-reinforcing cycle where technological innovation amplifies our brand equity while monetizing user intent. Our deployment of multimodal AI interfaces has established widespread customer recognition as a leading tech-powered MRO platform.

We also host and attend various industry conferences, trade shows and exhibitions to market our brand and products. In addition to continuing marketing activities through our sales team, we also implement online marketing measures, such as advertisement through online advertising agencies and search engines, to cost-effectively and efficiently reach more customers. We have increasingly acquired more customers through online marketing activities, such as by leveraging livestreams to engage customers.

Our Suppliers

We procured from over 21,000 suppliers for our platform in 2024. We select suppliers on the basis of their price, inventory level, product quality, fulfillment capability and service. They must be able to secure timely supply and fulfillment of authentic products and provide quality after-sales customer services. We perform background checks on our suppliers and quality control checks on the products they provide before we enter into any agreement with them. We require all suppliers under our marketplace model to follow our strict standards for product authenticity and service reliability. We closely monitor their performance, price, and activities on our marketplace and implement punitive measures including fines and termination of business cooperation for their misbehavior. To mitigate supply chain volatility and secure cost advantages, we vertically optimized our procurement by forming strategic partnerships with upstream suppliers. As of December 31, 2024, over 90% of our products by procurement value is sourced directly from original manufacturers and their authorized distributors, ensuring both supply reliability and competitive pricing.

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

Inventory Control

Based on historical transaction data insights accumulated over our platform, we have developed an automatic inventory level optimization model. Taking account of key factors such as purchase frequency, prices, sales volume, and seasonality, we leveraged our data analytics to train this model, so as to determine the type of products to be kept in stock at the right time, the re-order point and re-order quantity, which in turn optimizes our inventory level and procurement frequency. As a result of this model, our inventory turnover days remained stable, despite our business expansion. Our inventory turnover days on a GMV basis improved from 34.1 days in 2022 to 28.6 days in 2024.

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

Our Technology and Research and Development

We have devoted great research and development resources in establishing our proprietary technology support platform, for the purposes of ensuring the safety, stability and high efficiency of our platform’s operation and maintenance. As of December 31, 2024, we had over 220 members in our research and development staff, focusing respectively on product technology, technology maintenance, and digital and AI solutions. We also plan to establish an Innovation and R&D Center at our Taicang factory in Suzhou, China to strengthen product development, testing, and technical analysis, enabling expert product recommendations and driving the growth of our private label products.

IT Infrastructure

Our technology platform has been designed for reliability, scalability and flexibility and is administered by our technology department. We have access to a network of approximately 410 leased servers across China with power supply and power generator backup as of December 31, 2024.

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

Competition

We face competition from a variety of players in the industry, including other MRO procurement platforms, manufacturers, wholesalers, and distributors that sell MRO products. We differentiate ourselves by integrating cutting-edge digitalization and AI capabilities into our distinct customer-centric culture, which is embedded in every aspect of our strategies and operations. We provide a transparent and efficient one-stop MRO procurement experience, advanced digital solutions along with intelligent services powered by AI, effective fulfillment services, broad product offerings, and sales and service representatives with deep industry insights.

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

We make filings and registrations for our intellectual property rights such as patents. We also engage professional advisors to maintain our intellectual property registration and to mitigate the risk of potential infringement on our intellectual property. In 2022, 2023 and 2024, there has been no incidents of infringements on our intellectual property that materially and adversely affected our results of operations.

As of December 31, 2024, we owned 150 computer software copyrights in mainland China relating to various aspects of our operations and maintained 665 trademark registrations inside mainland China and 213 trademark registrations outside mainland China. We had 43 trademark applications inside mainland China and 158 outside mainland China. As of December 31, 2024, we had 170 patents granted in mainland China, 2 patents granted outside mainland China, 59 patent applications pending in mainland China and no patent application pending outside mainland China. As of December 31, 2024, we had registered 191 domain names. Our registered domain names include www.zkh.com.

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

Environmental protection initiatives.

We place great emphasis on environmental protection to echo the government’s advocacy in promoting ESG (environmental, social and governance) issues. By providing a set of guidelines, we hold ourselves to high standards of code of conducts in environmental protection. Our initiatives in environmental protection include strictly controlling the use of paper and the temperature of air conditionings, arranging vehicles for business trips in a more cost-effective way, and using environmentally friendly office supplies. For example, we have been phasing out the fossil-fuel vehicles from our fleet and putting new energy vehicles into more use. We also replaced traditional lighting with high power consumption with more energy-saving LED light bulbs in our offices and warehouses.

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

Investments in mainland China by foreign investors and foreign-invested enterprises are regulated by the Catalog of Industries in which Foreign Investment is Encouraged (2022 edition), which became effective on January 1, 2023, and the Special Administrative Measures for Foreign Investment Access (Negative List 2024), or the 2024 Negative List, which became effective on November 1, 2024. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2024 Negative List. Industries not listed in the 2024 Negative List are generally open to foreign investments unless specifically restricted by other applicable Chinese regulations. Under the 2024 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%. As of the date of this annual report, we are not aware of any of our engagement in business that are prohibited in the 2024 Negative List. Please see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry-Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business” for more details and relevant risks.

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

Under the PRC Foreign Investment Law, foreign investment is accorded pre-admission national treatment, which means that treatment given to foreign investors and their investments shall not be less favorable than those given to domestic investors and their investments, except where a foreign investment falls under the 2024 Negative List. It also provides several protective rules and principles for foreign investors and their investments in the mainland China, including foreign investors’ funds being freely transferred out and into the territory of the PRC through the entire life cycle from the entry to the exit of foreign investment, a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises to be established, and prohibition of the state to expropriate any foreign investment except under special circumstances.

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

Regulations on Chemical Industry

Regulations on the Safety Management of Hazardous Chemicals

Under the Regulations on the Safety Management of Hazardous Chemicals, which was promulgated by the State Council and was last amended on December 6, 2024, enterprises engaged in production, storage, usage, operation and transportation of hazardous chemicals are required to obtain permits and meet the safety conditions under laws, administrative regulations, national standards and industrial standards. An enterprise that engages in the operations of hazardous chemicals must obtain an operation license for hazardous chemicals, and it is not allowed to purchase hazardous chemicals from any entity which is unlawfully engaged in the production or business operations of hazardous chemicals, or operate hazardous chemicals without the chemical safety technical instructions or chemical safety labels.

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

Regulation Related to Business Activities involving Medical Devices

The Regulation on the Supervision and Administration of Medical Devices, which became effective on April 1, 2000 and was last amended on December 6, 2024, regulates the research and development, production, operation and use of medical devices in mainland China. Medical devices are divided into three classes based on risk levels. Class I medical devices have low risks, whose safety and effectiveness can be ensured through routine administration. Class II medical devices have moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices have relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness.

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

Pursuant to the Catalog of Telecommunications Services, which was promulgated by the Ministry of Information Industry (the predecessor of the Ministry of Industry and Information Technology), became effective on April 1, 2003 and was last amended on June 6, 2019, both online data processing and transaction processing services and internet information services fall within Class II value-added telecommunication services. The “online data processing and transaction processing services” refer to the online data processing and transaction processing services provided for users through public communication networks or the internet, using various kinds of data and transaction processing application platforms connected to various kinds of public communication networks or the internet. A telecommunication services operator engaged in online data processing and transaction processing services is required to obtain a Value-Added Telecommunication License for online data processing and transaction processing services. The “information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. The Administrative Measures on Internet Information Services, which was promulgated by the State Council, became effective on September 25, 2000 and was last amended on December 6, 2024, sets out guidelines on the provision of internet information services and classifies internet information services into commercial internet information services and non-commercial internet information services. Pursuant to these administrative measures, commercial internet information services refer to the provision with charge of payment of information or website production or other service activities to online users via the internet, and non-commercial internet information services refer to the provision with free of charge of information that is in the public domain and openly accessible to online users via the internet. These administrative measures also require that a provider of commercial internet information services shall obtain a Value-Added Telecommunication License for internet information services, and further require that a provider of non-commercial internet information services shall carry out record-filing procedures with the provincial level counterparts of the Ministry of Industry and Information Technology. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Regulation on Foreign Investment Restriction on Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and last amended on May 1, 2022, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. According to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the Ministry of Industry and Information Technology on June 19, 2015, foreign investors are allowed to hold up to 100% of the equity interest in the online data processing and transaction processing business (operational e-commerce) in mainland China, while other requirements provided by the Provisions on Administration of Foreign-Invested Telecommunications Enterprises still apply. The 2024 Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in domestic multiparty communication, storage-and-forward and call center businesses.

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

On September 24, 2024, the State Council published the Regulation on the Administration of Cyber Data Security, which provides that where data processors conduct network data processing activities that affect or may affect national security, they shall apply for a national security review in accordance with relevant national regulations. In addition, this Regulation requires that data processors processing important data shall conduct an annual risk assessment for network data processing activities and submit the risk assessment report to the competent authorities at or above the provincial level.

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

D.Property, Plants and Equipment

Our headquarters is located in Shanghai, where we lease and occupy an office building with an aggregate floor area of approximately 10,337 square meters as of December 31, 2024. We lease other offices in Beijing Shenzhen, Suzhou and Wuhan with an aggregate floor area of approximately 21,105 square meters as of December 31, 2024. The lease agreements expire between September 30, 2025 to November 30, 2026.

We leased 30 distribution centers in Shanghai, Wuhan, Chengdu, Xi’an and other major cities in China, which have an aggregate floor area of approximately 177,079 square meters as of December 31, 2024. We operated 100 transit warehouses with an aggregate floor area of approximately 50,511 square meters as of December 31, 2024. Our comprehensive fulfillment facilities covered the majority of major industrial hubs in China.

As of December 31, 2024, most of our system hardware is hosted in leased facilities located in Hangzhou and our back-up systems are hosted in leased facilities located in Beijing and Hangzhou.

In December 2024, we concluded the physical construction activities of a factory on a parcel of land of 36,411 square meters in Taicang, Jiangsu Province, which is primarily intended to serve as a facility for MRO industrial partnership in technical support and quality assurance, and the Taicang factory is awaiting final completion inspection and official regulatory approvals prior to completion. We entered into an agreement to acquire use right of this parcel of land for RMB10.9 million in December 2022 and we obtained the land use right certificate in January 2023. Pursuant to the land use right agreement, we committed to making at least RMB273.1 million of capital expenditures in connection with our construction plan, of which RMB106.7 million has been paid as of December 31, 2024. See also “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Material cash requirements.”

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

A.Operating Results

Overview

We are a leading MRO procurement service platform built upon strong supply chain capabilities, servicing customers internationally through a product-led, agentic AI-driven approach. Reducing high procurement costs, solving systematic management efficiency challenges, and revolutionizing the opaque MRO procurement process are our top priorities. We strive to create a fully integrated cycle of MRO procurement, warehousing, and fulfillment, by leveraging our comprehensive selection of readily available MRO products, robust fulfillment capabilities, and cutting-edge agentic AI tools, powered by our deep industry know-how and purpose-built supply chain infrastructure.

Our revenue model includes a product sales model and a marketplace model. Our product sales model contributes the majority of our revenues. Under our product sales model, we purchase products from suppliers and sell them to our customers. Under our marketplace model, suppliers sell products to customers over our platform and pay us commissions on their sales.

Our GMV reached RMB9.4 billion in 2022, increased by 18.2% to RMB11.1 billion in 2023, and decreased by 5.4% to RMB10.5 billion (US$1.4 billion) in 2024.

Our net revenues reached RMB8,315.2 million in 2022, increased by 4.9% to RMB8,721.2 million in 2023, and further increased by 0.5% to RMB8,761.3million (US$1,200.3 million) in 2024. As we recognize net revenues from our marketplace model on a net basis, the greater contribution from our marketplace model may lead to further divergence between the growth rates of our GMV and total net revenues.

Our gross profit, calculated by subtracting cost of revenues from net revenues, increased by 10.2% from RMB1,317.7 million in 2022 to RMB1,452.4 million in 2023 and further increased by 4.0% to RMB1,510.5 million (US$206.9 million) in 2024. Our gross margin, representing gross profit as a percentage of net revenues, was 15.8%, 16.7% and 17.2% in 2022, 2023 and 2024, respectively.

Our loss from operations, calculated by subtracting operating expenses from gross profit, decreased by 41.9% from RMB685.7 million in 2022 to RMB398.7 million in 2023, and further decreased by 15.0% to RMB338.8 million (US$46.4 million) in 2024. Our operating margin, representing loss from operations as a percentage of net revenue, was -8.2%, -4.6%, and -3.9% in 2022, 2023 and 2024, respectively.

We incurred net loss of RMB731.1 million, RMB304.9 million and RMB268.0 million (US$36.7 million) in 2022, 2023 and 2024, respectively.

We incurred non-GAAP adjusted net loss of RMB 626.1 million RMB 287.5 million and RMB 159.5 million (US$ 21.9 million) in 2022, 2023 and 2024, respectively.

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

Our ability to expand our customer base, especially the number of high-spending customers and average spending of our customers

Growth in the number of customers is a key driver of our revenue growth, as substantially all of our revenues are generated from selling MRO products. The continued growth of our customer base depends on our ability to retain existing customers and acquire new customers. The number of our customers increased from over 58,000 in 2022 to over 66,000 in 2023, and further to over 83,000 in 2024. In order to enhance our acquisition and retention of customers, we will continue adjusting the mix of our product and service offerings, maintaining and deepening relationships with existing customers, exploring new services, features and functionalities responsive to customers’ demands, and promoting our brands recognition.

The number of ZKH customers who contributed GMV of more than RMB1 million to us in a given year was over 1,200 in 2022, over 1,300 in 2023, and over 1,300 in 2024. Our average spending per customers was RMB161,592, RMB166,507 and RMB124,818, respectively, mainly attributable to aggregate of small-to-micro business customers and changes in demand environment. Over the years, our customers have exhibited significant loyalty to our platform. Approximately 98% of our top 500 customers in terms of GMV in 2023 transacted with us in 2024. High-spending customers are important to our business because they are enterprises with steady demand for MRO products and stable procurement schedules. To improve the spending from our existing customers, we plan to customize our services based on our analysis of customers’ historical MRO procurement patterns, upgrade our fulfillment services, recommend digital solutions to help them digitalize their business operations, and introduce new product and service offerings.

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

In addition, our ability to manage operating expenses may be impacted by the costs associated with establishing and scaling new international operations. For example, our recent entry into the U.S. market has required significant operational expenses in setting up regional operations team, logistics infrastructure, marketing and promotion, and localized compliance for our NorthSky Supply platform. In 2024, these initiatives contributed to RMB 15.5 million of operating expenses, representing 0.8% of the Company’s total operating expenses in 2024

Our ability to expand and maintain relationships with suppliers and service providers

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

Key Components of Results of Operations

Revenues

Our net revenues are comprised of net product revenues, net service revenues and other revenues. The following table sets forth the components of our revenues and percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Net product revenues
From ZKH platform	7,277,260	87.5	7,381,501	84.7	7,450,211	1,020,672	85.0
From GBB platform	809,660	9.7	960,102	11.0	999,257	136,901	11.4
Net service revenues	179,508	2.2	307,412	3.5	244,707	33,525	2.8
Other revenues	48,808	0.6	72,160	0.8	67,143	9,199	0.8
Total	8,315,236	100.0	8,721,175	100.0	8,761,318	1,200,296	100.0

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

Under our marketplace model, suppliers sell products to customers over our platform and pay us commissions on their sales. Net service revenues consist of such commissions earned from suppliers for sales made through our platform. We recognize service revenues on a net basis as we act as an agent in these transactions, net of the return allowances, when the products are delivered to customers. Since net service revenues are recognized on a net basis, a higher proportion of GMV generated from our marketplace model tends to increase the difference between our GMV and net revenues. In 2022, 2023 and 2024, we derived net product revenues from both our ZKH platform and our GBB platform, and a majority of net service revenues from our ZKH platform.

Other revenues primarily consist of revenues generated from providing operating lease services covering certain types of machinery and equipment, testing and repairment services as well as warehousing and logistics services.

Cost of revenues

Purchase price of products constitutes the majority of cost of revenues. Cost of revenues also includes inbound shipping charges and write-downs of inventories. The cost of revenues does not include outbound shipping and handling expenses, payroll and benefits of logistic staff or logistic centers rental expenses, which are included in fulfillment expenses. We recorded cost of revenues of RMB6,997.6 million in 2022, RMB7,268.7 million in 2023, and RMB7,250.8 million (US$993.4 million) in 2024, representing 84.2%, 83.3%, and 82.8% of our total net revenues in the respective years.

The following table sets forth our cost of revenues by business models and by platforms and percentages of our total cost of revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Under product sales:
ZKH platform	6,232,235	89.0	6,335,292	87.2	6,258,022	857,345	86.3
GBB platform	753,904	10.8	898,313	12.4	944,014	129,329	13.0
Under marketplace(1)	—	—	—	—	—	—	—
Others	11,427	0.2	35,136	0.5	48,811	6,687	0.7
Total	6,997,566	100.0	7,268,741	100.0	7,250,847	993,362	100.0

Note:

(1)	We incurred minimal cost of revenues under our marketplace model.

Gross profit and gross margin

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

	For the Year Ended December 31,
	2022		2023		2024
	Gross	Gross	Gross	Gross	Gross		Gross
	Profit	Margin	Profit	Margin	Profit		Margin
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Under product sales:
ZKH platform	1,045,025	14.4	1,046,209	14.2	1,192,189	163,329	16.0
GBB platform	55,756	6.9	61,789	6.4	55,243	7,568	5.5
Under marketplace[4]	179,508	100.0	307,412	100.0	244,707	33,525	100.0
Others	37,381	76.6	37,024	51.3	18,332	2,511	27.3
Total	1,317,670	15.8	1,452,434	16.7	1,510,471	206,934	17.2
[4]

Take rate of the marketplace model was 12.4%, 11.2% and 12.6% for 2022, 2023 and 2024, respectively. Take rate is calculated by dividing gross profit from the marketplace model by GMV from the marketplace model.

Operating expenses

Operating expenses consist of fulfillment expenses, sales and marketing expenses, research and development expenses, and general and administrative expenses.

The following table sets forth the components of our operating expenses by amounts and percentages of total net revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Fulfillment	467,384	5.6	438,959	5.0	391,687	53,661	4.5
Sales and marketing	683,206	8.2	700,791	8.0	641,519	87,888	7.3
Research and development	240,534	2.9	175,915	2.0	169,496	23,221	1.9
General and administrative	612,252	7.4	535,493	6.1	646,539	88,575	7.4
Total	2,003,376	24.1	1,851,158	21.2	1,849,241	253,345	21.1

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

Sales and marketing expenses. Sales and marketing expenses consist primarily of payroll and related expenses for employees involved in sales and marketing activities, and advertising costs. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future as we plan to continue to invest in customer acquisition efforts and increase our brand awareness.

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

General and administrative expenses. General and administrative expenses consist primarily of employee related expenses for product line and other general corporate functions, including administration, finance, tax, legal and human relations, costs associated with these functions including facilities and equipment depreciation expenses, professional fee, rental expenses, and other general corporate related expenses. We expect that our general and administrative expenses will increase in absolute amounts in the foreseeable future, as we hire additional personnel, devote more resources in product line sourcing, selection and recommendation, and incur additional expenses related to the anticipated growth of our business and our operation as a public company.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Net product revenues	8,086,920	97.2	8,341,603	95.6	8,449,468	1,157,572	96.4
Net service revenues	179,508	2.2	307,412	3.5	244,707	33,525	2.8
Other revenues	48,808	0.6	72,160	0.8	67,143	9,199	0.8
Total net revenues	8,315,236	100.0	8,721,175	100.0	8,761,318	1,200,296	100.0
Cost of revenues	(6,997,566)	(84.2)	(7,268,741)	(83.3)	(7,250,847)	(993,362)	(82.8)
Operating expenses:
Fulfillment(1)	(467,384)	(5.6)	(438,959)	(5.0)	(391,687)	(53,661)	(4.5)
Sales and marketing(1)	(683,206)	(8.2)	(700,791)	(8.0)	(641,519)	(87,888)	(7.3)
Research and development(1)	(240,534)	(2.9)	(175,915)	(2.0)	(169,496)	(23,221)	(1.9)
General and administrative(1)	(612,252)	(7.4)	(535,493)	(6.1)	(646,539)	(88,575)	(7.4)
Loss from operations	(685,706)	(8.2)	(398,724)	(4.6)	(338,770)	(46,411)	(3.9)
Interest and investment income	14,559	0.2	53,703	0.6	64,246	8,802	0.7
Interest expense	(94,182)	(1.1)	(19,343)	(0.2)	(19,003)	(2,603)	(0.2)
Others, net	33,737	0.4	59,659	0.7	26,497	3,630	0.3
Loss before income tax	(731,592)	(8.8)	(304,705)	(3.5)	(267,030)	(36,583)	(3.0)
Income tax benefits/(expenses)	471	0.0	(195)	0.0	(1,013)	(139)	0.0
Net loss	(731,121)	(8.8)	(304,900)	(3.5)	(268,043)	(36,722)	(3.1)
Net loss attributable to ZKH Group Limited	(735,681)	(8.8)	(304,314)	(3.5)	(268,043)	(36,722)	(3.1)
Net loss attributable to ZKH Group Limited’s ordinary shareholders	(1,244,962)	(15.0)	(964,384)	(11.1)	(268,043)	(36,722)	(3.1)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Fulfillment	585	1.8	195	1.1	811	111	0.8
Sales and marketing	5,935	18.6	4,682	26.9	11,055	1,515	10.2
Research and development	3,883	12.2	3,070	17.7	4,615	632	4.2
General and administrative	21,496	67.4	9,446	54.3	92,035	12,609	84.8
Total	31,899	100.0	17,393	100.0	108,516	14,867	100.0

Year ended December 31, 2024 compared to year ended December 31, 2023

Net revenue

Our net revenues increased from RMB8,721.2 million in 2023 to RMB8,761.3 million (US$1,200.3 million) in 2024, representing an increase of 0.5% from RMB8,721.2 million in 2023, primarily driven by higher revenues from the product sales model, partially offset by a decline in revenues from the marketplace model due to the optimization of certain businesses with low margins and long customer credit terms.

●	The number of our customers increased from over 66,000 in 2023 to over 83,000 in 2024, and average spending per customer decreased from RMB166,507 in 2023 to RMB 124,819 (US$ 17,100) in 2024.
●	The number of ZKH customers who contributed GMV of more than RMB1 million in a given year to us was over 1,300 and over 1,300 in 2023 and 2024, respectively.

Net product revenues. Our net product revenues were RMB8,449.5 million (US$1,157.6 million), representing an increase of 1.3% from RMB8,341.6 million in 2023. The increase was mainly attributable to higher revenues generated from the ZKH platform and the GBB platform, primarily driven by increased customer numbers.

Net service revenues. Net service revenues decreased by 20.4% from RMB307.4 million in 2023 to RMB244.7 million (US$33.5 million) in 2024, primarily due to the optimization of certain businesses with low margins and long customer credit terms under the marketplace model.

Other revenues. Other revenues decreased by 7.0% from RMB72.2 million in 2023 to RMB67.1 million (US$9.2 million) in 2024, mainly attributable to lower revenues generated from our warehousing and logistic services and operating lease services for certain types of machinery and equipment.

Cost of revenues

Our cost of revenues decreased by 0.2% from RMB7,268.7 million in 2023 to RMB7,250.8 million (US$993.4 million) in 2024, primarily as a result of the effectiveness of the Company’s measures to reduce overall product procurement costs. The cost of revenues on our ZKH platform under our product sales model increased from RMB6,335.3 million in 2023 to RMB 6258.0 million (US$ 857.3 million) in 2024. The cost of revenues on our GBB platform under our product sales model increased from RMB898.3 million in 2023 to RMB 944.0 million (US$ 129.3 million) in 2024.

Our gross margin increased from 16.7% in 2023 to 17.2% in 2024, primarily due to improved gross margin of the product sales model from the ZKH Platform, resulting from business optimization, reduced procurement costs, and higher proportion of GMV from higher-margin private label products.

Operating expenses

Our total operating expenses were RMB1,849.2 million (US$253.3 million), a decrease of 0.1% from RMB1,851.2 million in 2023. Operating expenses as a percentage of net revenues were 21.1%, compared with 21.2% in 2023. Excluding the share-based compensation expenses, operating expenses as of a percentage of net revenues were 19.9%, compared with 21.0% in 2023.

Fulfillment expenses. Our fulfillment expenses decreased by 10.8% from RMB439.0 million in 2023 to RMB391.7 million (US$53.7 million) in 2024. This decrease was primarily attributable to lower employee benefit costs, warehouse rental costs, and distribution expenses. Fulfillment expenses as a percentage of net revenues were 4.5% in 2024, compared with 5.0% in 2023.

Sales and marketing expenses. Our sales and marketing expenses decreased by 8.5% from RMB700.8 million in 2023 to RMB641.5 million (US$87.9 million) in 2024. The decrease was primarily attributable to lower employee benefit costs, marketing and promotion expenses and travel expenses. Sales and marketing expenses as a percentage of net revenues were 7.3% in 2024, compared with 8.0% in 2023.

Research and development expenses. Our research and development expenses decreased by 3.6% from RMB175.9 million in 2023 to RMB169.5 million (US$23.2 million) in 2024. The decrease was primarily attributable to lower employee benefit costs and traveling expenses, partially offset by higher expenses related to technology and information services, such as cloud services. Research and development expenses as a percentage of net revenues were 1.9% in 2024, compared with 2.0% in 2023.

General and administrative expenses. Our general and administrative expenses increased by 20.7% from RMB535.5 million in 2023 to RMB646.5 million (US$88.6 million) in 2024. The increase was primarily attributable to higher share-based compensation expenses and allowance for credit losses, partially offset by lower employee benefit costs and travel expenses. General and administrative expenses as a percentage of net revenues were 7.4% in 2024, compared with 6.1% in the same period of 2023.

Interest expense

We recorded interest expense of RMB19.0 million (US$2.6 million) in 2024, attributable to short-term bank borrowings. We recorded interest expense of RMB19.3 million in 2023.

Loss from operations

Our loss from operations was RMB338.8 million (US$46.4 million), compared with RMB398.7 million in 2023. Operating loss margin was 3.9% in 2024, compared with 4.6% in 2023.

Net loss

As a result of the foregoing, we recorded net loss of RMB268.0 million (US$36.7 million) in 2024, compared to RMB304.9 million in 2023.

Non-GAAP Financial Measures

To provide investors with additional information regarding our financial results, we have disclosed in the table below non-GAAP EBITDA and non-GAAP net loss. The non-GAAP financial measures should not be considered in isolation from or construed as alternatives to their most directly comparable financial measures prepared in accordance with accounting principles generally accepted in the United States of America. Investors are encouraged to review the historical non-GAAP financial measures in reconciliation to their most directly comparable GAAP financial measures.

We present the following non-GAAP financial measures because they are used by the management to evaluate our operating performance and formulate business plans. We believe that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net loss and certain expenses that are not expected to result in future cash payments or that are non-recurring in nature. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of its operating performance, enhances the overall understanding of its past performance and prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision making.

Non-GAAP EBITDA

Our non-GAAP EBITDA was negative RMB193.3 million (US$26.5 million) in 2024, compared with negative RMB211.9 million in 2023. Non-GAAP EBITDA margin was negative 2.2% in 2024, compared with negative 2.4% in 2023. Non-GAAP EBITDA is defined as net profit/(loss) before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses. The following table sets forth a summary of our non-GAAP EBITDA for the years presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net Loss	(731,121)	(304,900)	(268,043)	(36,721)
Income tax benefits	471	195	1,013	139
Interest expense	94,182	19,343	19,003	2,603
Depreciation and amortization	76,073	73,466	54,769	7,503
Non-GAAP EBITDA	(561,337)	(211,896)	(193,258)	(26,476)

Non-GAAP adjusted net loss

Our non-GAAP adjusted net loss was RMB159.5 million (US$21.9 million), compared with RMB287.5 million in 2023. Non-GAAP adjusted net loss margin was 1.8%, compared with 3.3% in 2023. Non-GAAP adjusted net profit/(loss) is defined as net profit/(loss) excluding share-based compensation expenses. The following table sets forth a summary of our non-GAAP adjusted net loss for the years presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net Loss	(731,121)	(304,900)	(268,043)	(36,721)
Add: Share-based compensation expenses	31,899	17,393	108,516	14,867
Interest expense due to the issuance of Series F Convertible Notes	73,081	—	—	—
Non-GAAP Adjusted Net Loss	(626,141)	(287,507)	(159,527)	(21,854)

Year ended December 31, 2023 compared to year ended December 31, 2022

For the discussion covering items for the fiscal year ended December 31, 2023 and a comparison between the fiscal year ended December 31, 2023 and 2022, please refer to “Item 5. - Operating and Financial Review and Prospects - A. Operating Results - Results of Operations” of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with SEC on April 19, 2024.

B.Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net cash (used in)/provided by operating activities	(504,203)	(567,948)	229,069	31,382
Net cash (used in)/provided by investing activities	(37,040)	(908,302)	276,080	37,823
Net cash provided by/(used in) financing activities	1,302,710	715,724	(254,185)	(34,823)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	117,469	5,042	15,546	2,130
Increase/(Decrease) in cash, cash equivalents and restricted cash	878,936	(755,484)	266,510	36,512
Cash, cash equivalents and restricted cash at beginning of year	1,126,920	2,005,856	1,250,372	171,300
Cash, cash equivalents and restricted cash at end of year	2,005,856	1,250,372	1,516,882	207,812

Our primary sources of liquidity have been cash provided by equity and debt financing activities and credit facilities from commercial banks. As of December 31, 2022, 2023 and 2024, our cash, cash equivalents and restricted cash were RMB2,005.9 million, RMB1,250.4 million and RMB1,516.9 million (US$207.8 million). Our cash and cash equivalents consist of demand deposit, time deposits with original maturities less than three months and cash placed with banks and third-party payment processor, which are unrestricted as to withdrawal or use. Our restricted cash consists primarily of pledged time deposit, security deposits held in designated bank accounts for issuance of supplier financial programs, bank acceptance and letter of guarantee.

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

As of December 31, 2024, 52.8% and 46.3% of our cash and cash equivalents were held in mainland China and Hong Kong, respectively; 52.1% of our cash and cash equivalents was denominated in Renminbi and 47.6% was denominated in U.S. dollars. As of December 31, 2024, 96.8% and 1.6% of our restricted cash was held in mainland China and Hong Kong, respectively; 96.8% of our restricted cash was denominated in Renminbi and 3.2% of our restricted cash was denominated in U.S. dollars.

As of December 31, 2024, we maintained several revolving credit facilities provided by certain financial institutions for an aggregate amount of RMB2,070.0 million. As of December 31, 2024, we have drawn down an aggregate of RMB730.6 million, including (i) RMB311.0 million of bank borrowings with expiration dates ranging from January 2025 to May 2025 (the interest rate on any outstanding utilized amount under these bank borrowings is calculated ranging from loan prime rate (LPR) minus 88 basis points to loan prime rate minus 50 basis points; as of December 31, 2024, the one-year loan prime rate was 3.10%; and the borrowings are denominated in Renminbi) and (ii) outstanding accounts payable under the supplier finance program of RMB342.6 million with expiration dates ranging from January 2025 to June 2025; (iii) bank guarantees on the Group’s purchase commitment of RMB70.4 million in aggregate; and (iv) discounting of commercial notes receivables of RMB6.5 million with expiration dates ranging from April 2025 to May 2025. Some of our banking facilities are subject to covenants relating to our financial performance and results of operations. In the event we breached any of these covenants, the drawn down facilities would become payable on demand. We regularly monitor our compliance with these covenants. As of the date of this annual report, none of the covenants relating to drawn down facilities had been breached.

Our accounts and notes payable primarily includes amounts payable to the suppliers associated with our product sales. As of December 31, 2022, 2023 and 2024, our accounts and notes payable amounted to RMB2,566.1 million, RMB2,883.4 million and RMB2,553.4 million (US$349.8 million), respectively, including accounts payable amounting to RMB2,555.4 million, RMB2,875.2 million, and RMB2,546.1 million (US$348.8 million), respectively. The increase in accounts payable reflected a growth in our scale of operations for our sales and the related increase in products sourced from our suppliers. Our notes payable primarily include short-term notes, generally with terms between three to six months provided to our suppliers and manufacturers.

Our accounts payable turnover days (inclusive of notes payable) were 130.4 days in 2022, 136.6 days in 2023, and 137.2 days in 2024. Accounts payable turnover days for a given period is equal to the average of the accounts payable and notes payable at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period.

We also track our accounts payable turnover days on a GMV basis. Our accounts payable turnover days on a GMV basis were 113.3 days in 2022, 103.1 days in 2023, and 110.9 days in 2024. Accounts payable turnover days on a GMV basis for a given period are equal to the average of the accounts payable and notes payable at the beginning and the end of the period divided by cost of GMV, which is equal to GMV minus gross profit, during the period and then multiplied by the number of days during the period.

Our net accounts receivable primarily includes amounts due from customers. As of December 31, 2022, 2023 and 2024, our net accounts receivable amounted to RMB3,067.1 million, RMB3,639.8 million and RMB3,090.3 million (US$423.4 million), respectively. The decrease was primarily due to the decrease in our sales volume. Our notes receivable primarily includes bank acceptance notes. We accept bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Bank acceptance notes are primarily negotiable instruments with cash settlement from commercial banks within six months. Upon receipt of the bank acceptance notes, our accounts receivable from the customer will be derecognized. The bank acceptance notes can also be endorsed to suppliers as settlement of accounts payable. Bank acceptance notes with face value of RMB192.7 million, RMB143.8 million and RMB369.6 million (US$50.6 million) were endorsed to suppliers as of December 31, 2022, 2023 and 2024, respectively.

Our accounts receivable turnover days (inclusive of notes receivable) were 143.5 days in 2022, 154.2 days in 2023 and 158.1 days in 2024. Accounts receivable turnover days for a given period are equal to the average of the accounts receivable and notes receivable at the beginning and the end of the period, excluded allowance of credit losses, divided by total net revenues during the period and then multiplied by the number of days during the period.

We also track our accounts receivable turnover days on a GMV basis. Our accounts receivable turnover days on a GMV basis were 130.7 days in 2022, 124.7 days in 2023 and 132.2 days in 2024. Accounts receivable turnover days on a GMV basis for a given period are equal to the average of the accounts receivable and notes receivable at the beginning and the end of the period divided by total GMV during the period and then multiplied by the number of days during the period.

Our inventories primarily consist of the inventory balance of goods we purchased under our product sales model. Under our marketplace model, third-party sellers maintain ownership of their inventories and therefore these products are not included in our inventories. Our inventories increased from RMB656.0 million as of December 31, 2022 to RMB669.0 million as of December 31, 2023, and decreased to RMB625.4 million as of December 31, 2024. The decrease from December 31, 2023 to December 31, 2024 was primarily due to decrease in our sales volume and enhanced inventory management. Our inventory turnover days were 39.3 days in 2022, 35.4 days in 2023 and 35.3 days in 2024. The inventory turnover days for a given period are equal to the average of the inventory balances at the beginning and end of the period, excluded write-down of inventory, divided by the cost of revenues during the period, and then multiplied by the number of days in the period.

We also track our inventory turnover days on a GMV basis. Our inventory turnover days on a GMV basis were 34.1 days in 2022, 26.7 days in 2023 and 28.6 days in 2024. Inventory turnover days on a GMV basis for a given period are equal to the average of the inventory balances at the beginning and the end of the period divided by cost of GMV during the period and then multiplied by the number of days during the period.

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

Operating activities

Our operating cash flow changed favorably from a net cash used in operating activities of RMB 567.9 million in 2023 to an inflow of RMB 229.1 million in 2024, as compared to a net loss of RMB304.9 million (US$42.9 million) in 2023 and a net loss of RMB268.0 million (US$36.7 million) in 2024, respectively. This favorable change was primarily due to changes in certain working capital accounts, principally, a decrease of operating lease right-of use assets of RMB28.0 million and a decrease of RMB647.2 million in accounts and notes payable, partially offset by a decrease of RMB1,249.0 million in accounts and notes receivable. The decrease of our accounts and notes receivable in 2024 was primarily due to the optimization of certain businesses with long customer credit terms and initiatives we taken to improve the collection of our accounts receivable, and the overall decrease in our sales volume. The principal non-cash items affecting the difference between our net cash provided in operating activities and net loss were RMB54.8 million (US$7.5 million) in depreciation and amortization, RMB 108.5 million (US$14.9 million) in share-based compensation expenses and RMB48.9 million (US$6.7 million) in allowance for credit losses.

For the discussion covering items for the fiscal year ended December 31, 2023 and a comparison between the fiscal year ended December 31, 2023 and 2022, please refer to “Item 5. - Operating and Financial Review and Prospects - A. Operating Results - Results of Operations” of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with SEC on April 19, 2024.

Investing activities

Net cash provided by investing activities in 2024 was RMB276.1 million (US$37.8 million), primarily due to RMB104.9 million (US$14.4 million) of purchase of short-term investments and RMB79.2 million (US$10.8 million) of purchase of property and equipment, partially offset by the maturity of short-term investments of RMB461.9 million (US$63.3 million).

For the discussion covering items for the fiscal year ended December 31, 2023 and a comparison between the fiscal year ended December 31, 2023 and 2022, please refer to “Item 5. - Operating and Financial Review and Prospects - A. Operating Results - Results of Operations” of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with SEC on April 19, 2024.

Financing activities

Net cash used in financing activities in 2024 was RMB254.2 million (US$34.8 million), primarily consisting of RMB1,171.0 million (US$160.4 million) of repayment of short-term borrowings, partially offset by RMB897.0 million (US$122.9 million) of proceeds from short-term borrowings.

For the discussion covering items for the fiscal year ended December 31, 2023 and a comparison between the fiscal year ended December 31, 2023 and 2022, please refer to “Item 5. - Operating and Financial Review and Prospects - A. Operating Results - Results of Operations” of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with SEC on April 19, 2024.

Effect of exchange rate changes on cash, cash equivalents and restricted shares

Exchange rate changes had an impact of RMB5.0 million and RMB15.5 million (US$2.1 million) on our cash, cash equivalent and restricted cash in 2023 and 2024, respectively, primarily due to the changes in the amounts of our cash denominated in U.S. dollars in 2023 and 2024 as well as fluctuations of the exchange rates of Renminbi against U.S. dollars in 2023 and 2024. We held cash denominated in U.S. dollars equivalent to RMB929.4 million, RMB737.1 million, RMB737.1 million and RMB680.6 million as of January 1, 2023, December 31, 2023, January 1, 2024 and December 31, 2024, respectively. Our cash denominated in U.S. dollars in 2023 mainly consisted of the proceeds from our initial public offering. Our cash denominated in U.S. dollars in 2024 mainly consisted of the proceeds from our initial public offering.

Material cash requirements

Our material cash requirements as of December 31, 2024 primarily include repayment of our revolving credit facilities, capital commitments and operating lease commitments.

We have drawn down RMB730.6 (US$100.1 million) from our revolving credit facilities as of December 31, 2024.

Our capital expenditures contracted for were RMB244.9 million and RMB183.9million (US$25.2 million) as of December 31, 2023 and 2024, respectively. Our capital commitments consist primarily of the factory construction project in Taicang, Jiangsu Province, which is primarily intended to serve as a facility for MRO industrial partnership in technical support and quality assurance. Under the land use right agreement that we entered into in December 2022 in relation to our Taicang construction project, we committed to making at least RMB273.1 million of capital expenditures in connection with our construction plan.

Our operating lease commitments relate to our leases of offices. Other than as discussed above, we did not have any significant capital and other commitments as of December 31, 2024.

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

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Share-based Compensation

We grant restricted shares and share options (collectively, share-based awards) to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation. Share-based awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using the graded-vesting method, over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of IPO as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards that have satisfied the service condition were recorded upon the completion of the IPO, using the graded-vesting method. We adopted ASU 2016-09 to recognize the impact of forfeiture within compensation expense, when they occur.

Management applies significant judgment in determining the fair value of share-based awards at grant dates. Before the Company’s ordinary shares were publicly traded, fair value of the ordinary shares was determined and allocated using the income approach and equity allocation model, each of which requires complex and subjective judgments regarding the expected revenue growth rates, operating profit margins, discount rates, terminal growth rates, a discount for lack of marketability (“DLOM”) and probability of the three scenarios assumed under the equity allocation model, namely: (i) the liquidation scenario, (ii) the redemption scenario, and (iii) the mandatory conversion scenario. After the Company’s ordinary shares became publicly traded, their fair value has been referenced to their market-quoted price. The fair value of share options is estimated on the grant date using the Binomial option-pricing model where management also applies judgment related to the expected volatility, risk-free interest rate, expected dividend yield, exercise multiple and expected post-vesting forfeiture rate. The assumptions used in share-based compensation expenses recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive Share-based Awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Group for accounting purposes.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Long Chen	56	Chairman of the Board of Directors and Chief Executive Officer
Junyu Li	45	Director and Vice President
Changxiang Yang	40	Director and Vice President
Yang Liu	43	Director and Chief Technology Officer
Cindy Xiaofan Wang	49	Independent Director
He Xu	48	Independent Director
Chun Chiu Lai	38	Chief Financial Officer
Shuang Liu	43	Vice President

Mr. Long Chen is our founder, chairman of the board of directors and chief executive officer. He has served in these roles since our inception. Mr. Chen is in charge of our overall strategy formation and management, operations, product development and research development. Mr. Chen received an executive MBA degree from China Europe International Business School in 2023.

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

Mr. Yang Liu has served as our director since August 2024. Mr. Liu has served as our chief technology officer since April 2023. Mr. Liu has extensive experience in technical management. Prior to joining us, Mr. Liu served as a general manager at Alibaba (Beijing) Software Services Co., Ltd. from October 2014 to March 2023, where he oversaw the business unit covering e-commerce, cloud-computing and digital media. Mr. Liu served as a senior technical product manager at Lenovo (Beijing) Co., Ltd. from March 2011 to October 2014 and a technical architect at Amlogic (Shanghai) Co., Ltd. (SHA: 688099) from December 2007 to February 2011. Mr. Liu received a bachelor’s degree in computer science and technology from Beijing University of Posts and Telecommunications in 2005 and a master’s degree in computer science and technology from Tsinghua University in 2007.

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

Dr. Shuang Liu has served as our vice president since April 2022, in charge of the daily operation and management of our regional service centers. Prior to joining us, Dr. Liu has served as the co-founder and vice president of China State Science Dingshi Environmental Engineering Co., Ltd from 2010 to 2022, building up a wealth of experience in sales and procurement. Dr. Liu received her bachelor’s degree in plant protection from Jilin Agricultural University in 2003 and master’s degree in plant protection from Fujian Agricultural and Forestry University in 2006. Dr. Liu graduated with a Ph.D. in environmental science from Chinese Academy of Sciences in 2010. Dr. Liu conducted her postdoctoral research at Tsinghua University.

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of RMB13.8 million (US$1.92 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In May 2017, the shareholders of ZKH Industrial Supply adopted a stock incentive plan to attract and retain the best available personnel and promote the success of our business.

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

As of March 31, 2025, awards to purchase 300,958,134 ordinary shares of ZKH Group Limited under the 2022 Plan have been granted and remain outstanding, excluding awards that were forfeited or canceled after the grant dates.

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

The following table summarizes, as of March 31, 2025, the number of ordinary shares of ZKH Group Limited underlying outstanding options that were granted by ZKH Group Limited to its directors and executive officers, excluding options that were exercised, forfeited or canceled after the dates of grant.

	Ordinary Shares
	Underlying
	Outstanding
	Options	Exercise Price		Date of
Name	Granted	(US$/Share)	Date of Grant	Expiration
Long Chen	*	par value	December 1, 2023	December 1, 2033
Junyu Li	*	par value	May 31, 2020	May 31, 2030
	*	par value	July 1, 2022	July 1, 2032
Changxiang Yang	*	par value	May 31, 2020	May 31, 2030
	*	par value	July 1, 2022	July 1, 2032
	*	0.2609	December 1, 2023	December 1, 2033
Yang Liu	*	0.2609	July 1, 2023	July 1, 2033
	*	0.2609	December 1, 2023	December 1, 2033
Cindy Xiaofan Wang	*	par value	January 18, 2024	January 18, 2034
He Xu	*	par value	January 18, 2024	January 18, 2034
Chun Chiu Lai	*	0.1015	February 1, 2022	February 1, 2032
	*	0.1015	January 18, 2023	January 18, 2033
Total	81,260,581

Note:

*	Less than one percent of our total outstanding shares.

The following table summarizes, as of March 31, 2025, the outstanding restricted share units that we granted to our current directors and executive officers and to other individuals as a group under the 2022 Plan:

Ordinary Shares Underlying Restricted
Name	Share Units	Date of Grant
Junyu Li	*	January 18, 2025
Changxiang Yang	*	January 18, 2025
Yang Liu	*	January 18, 2025
Shuang Liu	*	January 18, 2025
Other Individuals as a Group	*	-

Note:

*	Less than one percent of our total outstanding shares.

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

Audit Committee. Our audit committee consists of Cindy Xiaofan Wang and He Xu. Cindy Xiaofan Wang is the chairperson of our audit committee. We have determined that each of Cindy Xiaofan Wang and He Xu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Cindy Xiaofan Wang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

D.Employees

We had a total of 3,956 full time employees as of December 31, 2022, 3,476 full time employees as of December 31, 2023 and 3,262 full time employees as of December 31, 2024.

The following table sets forth the number of our employees by function as of December 31, 2024:

As of
Function	December 31, 2023
Warehousing and logistics	571
Research and development	223
Sales	1,217
Customer services	283
Product	668
General and administrative	300
TOTAL	3,262

We also track the number of effective headcount as an indicator of our workforce productivity. Effective headcount for a period represents total days worked by our workforce, including our employees and workers sourced through third party staffing agencies, divided by the number of working days (for this purpose, any day other than a Saturday or a Sunday is a working day) in the same period. The number of our effective headcount was 4,540 for 2022, 3,954 for 2023 and 3,592 for 2024.

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of March 31, 2025 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 4,551,078,744 Class A ordinary shares and 1,042,394,860 Class B ordinary shares issued and outstanding as of March 31, 2025.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary	Class B Ordinary	Total Ordinary	% of Beneficial	% of Aggregate
	Shares	Shares	Shares	Ownership†	Voting Power††
Directors and Executive Officers**:
Long Chen(1)	—	890,677,378	890,677,378	15.9	72.7
Shares subject to voting proxy(2)	—	151,717,482	151,717,482	2.7	12.4
Total(1)(2)	—	1,042,394,860	1,042,394,860	18.6	85.1
Junyu Li(3)	—	50,000,000	50,000,000	0.9	4.1
Changxiang Yang	—	*	*	*	*
Cindy Xiaofan Wang	—	—	—	—	—
He Xu	—	—	—	—	—
Chun Chiu Lai	—	—	—	—	—
Yang Liu	—	—	—	—	—
Shuang Liu	—	—	—	—	—
All Directors and Executive Officers as a Group	—	1,042,394,860	1,042,394,860	18.6	85.1

Principal Shareholders:
Phoenix ZKH Limited(1)	—	890,677,378	890,677,378	15.9	72.7
Eastern Bell related entities and an affiliate(4)	818,170,300	—	818,170,300	14.6	2.7
Tencent Mobility Limited(5)	526,845,143	—	526,845,143	9.4	1.7
Genesis Capital related entities(6)	396,849,600	—	396,849,600	7.1	1.3
Canada Pension Plan Investment Board(7)	371,648,061	—	371,648,061	6.6	1.2
Tiger Global Management, LLC(8)	290,178,469	—	290,178,469	5.2	0.9

Notes:

*	Aggregate number of shares account for less than one percent of our total ordinary shares outstanding as of March 31, 2025.

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

†

For each person or group included in this column, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2025.

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

(1)	Represents 890,677,378 Class B ordinary shares directly held by Phoenix ZKH Limited, a British Virgin Islands company, which is owned as to 99% by Loong Chen I Limited as non-voting shares and 1% by Loong ZKH Limited as voting shares. Loong Chen I Limited is controlled by Loong Chen Trust, a trust established under the laws of Cayman Islands and managed by GIL Trust Limited as the trustee. Mr. Long Chen is the settlor and beneficiary of Loong Chen Trust. Under this structure, this trust does not exercise any voting and dispositive power in respect of all ordinary shares held by Phoenix ZKH Limited in ZKH Group Limited and only enjoys economic interests to such ordinary shares. Loong ZKH Limited is a private company established under the laws of British Virgin Islands and is wholly owned by Mr. Long Chen. The registered address of Phoenix ZKH Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Loong Chen I limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Torlola VG1110, British Virgin Islands. The registered address of Loong ZKH Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Torlola VG1110, British Virgin Islands.
(2)	Represents 151,717,482 Class B ordinary shares beneficially owned by the Management Shareholders other than Mr. Long Chen. Each of the shareholding entities of the Management Shareholders other than Mr. Long Chen, including Mr. Junyu Li, Mr. Changxiang Yang, an employee of our company, a former director of our Company, a former senior management of our Company and an employee shareholding platform, executed an irrevocable proxy and power of attorney, pursuant to which the voting rights of all Class B ordinary shares held by it have been irrevocably and fully delegated to Mr. Chen. 151,717,482 Class B ordinary shares are subject to such voting proxy. Mr. Chen disclaims beneficial ownership of such 151,717,482 Class B ordinary shares. Such delegation of voting rights caused Mr. Chen’s total voting power to increase to 85.0% as of March 31, 2025. As a result of the dual-class share structure, the delegation of voting rights and the concentration of ownership, Mr. Long Chen has the ability to determine all matters requiring approval by shareholders of ZKH Group Limited, except that holders of Class B ordinary shares shall abstain from voting in the event that ZKH Group Limited seeks its shareholders’ approval with respect to any amendment of its Amended and Restated 2022 Stock Incentive Plan.
(3)	Represents 50,000,000 Class B ordinary shares directly held by June Rain Max Limited, a British Virgin Islands company, which is owned as to 99% by June Rain Sunstar Limited as non-voting shares and 1% by June Rain Limited as voting shares. June Rain Sunstar Limited is controlled by June Rain Trust, a trust established under the laws of Cayman Islands and managed by GIL Trust Limited as the trustee. Mr. Junyu Li is the settlor and beneficiary of June Rain Trust. Under this structure, this trust does not exercise any voting and dispositive power in respect of all ordinary shares held by June Rain Max Limited in ZKH Group Limited and only enjoys economic interests to such ordinary shares. June Rain Limited is a private company established under the law of British Virgin Islands and is wholly owned by Mr. Junyu Li. The registered address of June Rain Max Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of June Rain Sunstar Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of June Rain Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, VG1110, British Virgin Islands.
(4)	Represents (i) 706,928,800 Class A ordinary shares held by Shanghai Xiuying Enterprise Management Consulting Partnership (Limited Partnership), a limited partnership incorporated in mainland China, (ii) 79,100,600 Class A ordinary shares held by Eastern Bell International XIII Limited, a Hong Kong limited company, and (iii) 32,140,900 Class A ordinary shares held by Ningbo Huichen Runze Investment Partnership (L.P.), a limited partnership incorporated in mainland China. Such shareholding information is based on the information contained in the Schedule 13G jointly filed by Li Yan, Shanghai Xiuying Enterprise Management Consulting Partnership (Limited Partnership), Shanghai Dingxiao Enterprise Management Consulting Center (Limited Partnership), Shanghai Dingman Enterprise Management Co., Ltd., Eastern Bell International XIII Limited, Eastern Bell Capital Fund I, L.P., Eastern Bell Capital Limited, Ningbo Huichen Runze Investment Partnership (L.P.), Ningbo Zhongding Lilong Investment Management Center (Limited Partnership) and Ningbo Dingpu Venture Capital Partnership (Limited Partnership) with the SEC on February 5, 2024. As of March 31, 2025, 294,577,080 of such shares had been converted into ADSs, each representing 35 Class A ordinary shares, and the remaining Class A ordinary shares are held in the form of ordinary share.
(5)	Represents 526,845,143 Class A ordinary shares held by Tencent Mobility Limited. Such shareholding information is based on the information contained in the Schedule 13G jointly filed by Tencent Mobility Limited and Tencent Holdings Limited with the SEC on February 1, 2024. As of March 31, 2025, 526,845,130 of such shares had been converted into ADSs, each representing 35 Class A ordinary shares, and the remaining Class A ordinary shares are held in the form of ordinary share.
(6)	Represents (i) 215,539,000 Class A ordinary shares held by YSC Investment II (BVI) Ltd., a British Virgin Islands limited company, and (ii) 181,310,600 Class A ordinary shares held by YSC Investment III (BVI) Limited, a British Virgin Islands limited company. Such shareholding information is based on the information contained in the Schedule 13G filed by YSC Investment II (BVI) Ltd, Genesis Capital I LP, Genesis Capital Ltd, YSC Investment III (BVI) Limited, Genesis Capital II LP, Genesis Capital II Ltd, Yuan Capital Ltd and Zhijian Peng with the SEC on January 25, 2024. As of March 31, 2025, 396,849,565 of such shares had been converted into ADSs, each representing 35 Class A ordinary shares, and the remaining Class A ordinary shares are held in the form of ordinary share.
(7)	Represents (i) 349,073,061 Class A ordinary shares and (ii) 22,575,000 Class A ordinary shares in the form of 645,000 ADSs held by Canada Pension Plan Investment Board. Such shareholding information is based on the information contained in the Schedule 13G filed by Canada Pension Plan Investment Board with SEC on February 14, 2024. As of March 31, 2025, 349,073,060 of such shares had been converted into ADSs, each representing 35 Class A ordinary shares, and the remaining Class A ordinary shares are held in the form of ordinary share.

(8)	Represents 290,178,469 Class A ordinary shares beneficially owned by Tiger Global Management, LLC and its affiliated entities and an individual. Such shareholding information is based on the information contained in the Schedule 13G jointly filed by Tiger Global Private Investment Partners X, L.P., Tiger Global PIP Performance X, L.P., Tiger Global PIP Management X, Ltd., Tiger Global Management, LLC and Charles P. Coleman III with SEC on February 14, 2024. As of March 31, 2025, 290,178,455 of such shares had been converted into ADSs, each representing 35 Class A ordinary shares, and the remaining Class A ordinary shares are held in the form of ordinary share.

To our knowledge, as of March 31, 2025, 3,639,081,320 of our Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. None of our Class B ordinary shares were held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than our memorandum and articles of association, special resolutions passed by our shareholders, and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. See “Item 10. Additional Information-H. Documents on Display.”

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, the alternative minimum tax provisions of the Code, the Medicare tax on certain net investment income, special tax accounting rules under Section 451(b) of the Code, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Dividends

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Since ADSs are listed on the NYSE, the ADSs (but not the Class A ordinary shares) will be considered readily tradeable on an established securities market in the United States as long as certain minimum trading and other requirements are met.

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

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income(including cash). For purposes of these tests, passive income includes, among other things, dividends, interest, and gains from the sale or exchange of investment property and rents or royalties other than rents or royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the equity interests of another corporation or partnership is treated as if it held its proportionate share of the assets of the other corporation or partnership, and received directly its proportionate share of the income of the other corporation or partnership.

Based upon an analysis of our income and assets, including the value of our goodwill, we do not believe that we were a PFIC for the taxable year ended December 31, 2024. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, meaning that fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years. There can be no assurance that we will not be or become a PFIC for the current taxable year or any future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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

Information Reporting and Backup Withholding

Payments of distributions and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for stock held through a U.S. financial institution). In addition, certain U.S. Holders may be required to file a FinCEN Form 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Treasury Department each year to report their interest in the ADSs. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs.

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

Substantially all of our net revenues and expenses are denominated in Renminbi. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollars would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollars may significantly reduce the U.S. dollars equivalent of our earnings, which in turn could adversely affect the price of our ADSs. We had foreign exchange loss of RMB12.2 million (US$1.7 million) in 2024.

As of December 31, 2024, we had Renminbi-denominated cash and cash equivalents and restricted cash of RMB832.3 million (US$114.0 million). If Renminbi had appreciated by 10% against the U.S. dollars, we would have had an increase of approximately US$12.7 million of cash and cash equivalent and restricted cash. If Renminbi had depreciated by 10% against the U.S. dollars, we would have had a decrease of approximately US$10.4 million of cash and cash equivalent and restricted cash.

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

We rely on a limited number of third parties to provide payment processing services to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and online payment platforms which we believe are of high credit quality. As of December 31, 2024, cash held in accounts managed by online payment platforms, such as Alipay, amounted to RMB7.59 million (US$1.04 million), respectively.

Our accounts receivable is unsecured and is derived from revenues earned from our customers in China. Our net accounts receivable was RMB3,090.3 million (US$423.4 million) as of December 31, 2024. The credit risk with respect to accounts receivable is mitigated by credit control policies we carry out with respect to our customers and our ongoing monitoring process of outstanding balances.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may make payments to us or reimburse us for certain expenses we incurred in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. In the year ended December 31, 2024, we did not receive any payment from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADR program.

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

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended, for our initial public offering (File Number 333-270316), which was declared effective by the SEC on December 14, 2023. Our initial public offering closed in December 2023. The underwriters exercised their option to purchase additional ADSs from us at initial public offering price in January 2024. Deutsche Bank AG, Hong Kong Branch, China Renaissance Securities (Hong Kong) Limited and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters for our initial public offering. We offered and sold an aggregate of 4,455,000 ADSs at an initial public offering price of US$15.50 per ADS, including the ADSs sold upon the partial exercise of the option to purchase additional 455,000 ADSs by the underwriters for our initial public offering. We raised an aggregate of US$53.3 million in net proceeds from our initial public offering and the underwriters’ partial exercise of their option to purchase additional ADSs after deducting underwriting commissions and the offering expenses payable by us.

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

For the period from December 14, 2023, the date that the registration statement was declared effective by the SEC, to December 31, 2024, we have used approximately 22.5% the net proceeds from our initial public offering for the development of our platform, our supply chain capabilities and our fulfillment efficiency, as well as for general corporate purposes. There is no material change in the use of proceeds as described in the registration statement.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

In connection with the audits of our consolidated financial statements for the years ended December 31, 2022 and 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. A “material weakness” is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that has been identified relates to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to handle complex accounting issues and to design and implement a robust period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements.

To remediate the identified material weakness and improve our internal control over financial reporting, we have implemented a number of measures to address the material weakness. These measures include but not limited to:

●	We have hired additional qualified financial and accounting staff with U.S. GAAP and SEC reporting experience to strengthen our financial reporting capability, and have sent our financial staff to regular trainings to meet the requirements of U.S. GAAP and SEC regulations.
●	We have completed the revision of the financial accounting manual under U.S. GAAP to ensure comprehensive coverage of all company business operations and all applicable standards. We have established a financial reporting disclosure checklist and improved our periodic closing process.
●	We have also established an internal control team to enhance internal controls, assess the design and effectiveness of our execution of internal controls in accordance with the requirements under the Sarbanes-Oxley Act of 2002.

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and our chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of Independent Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2024.

Changes in Internal Control over Financial Reporting

Other than the remediation of our material weakness as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Cindy Xiaofan Wang, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

ITEM 16B.CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in November 2023. We have posted a copy of our code of business conduct and ethics on our corporate website at ir.zkh.com.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the years indicated.

	For the Year Ended December 31,
	2023	2024

	(RMB in millions)
Audit fees(1)	5.2	7.8
Audit-related fees(2)	0.0	1.3
Tax fees(3)	1.6	0.2
All other fees(4)	0.0	0.5

Notes:

(1)	“Audit fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and review of other documents filed or furnished with the SEC.
(2)	“Audit-related fees” represent the fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”
(3)	“Tax fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(4)	“All other fees” represent the aggregate fees billed or to be billed for professional services rendered by our principal accountant other than services reported under “Audit fees,” “Audit-Related Fees” and “Tax Fees”.

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

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In June 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$50 million of our ADSs over the next 12 months, ending on June 13, 2025. The table below sets forth a summary of the ADSs repurchased by us in 2024 pursuant to the share repurchase program:

			Total Number of ADSs	Approximate Dollar
			Purchased as Part of	Value of ADSs that
	Total Number of ADSs	Average Price Paid Per	the Publicly Announced	May Yet Be Purchased
Period	Purchased	ADS (US$)	Plan	Under the Plan
June	108,644	3.71	108,644	49,596,830
July	256,232	3.54	364,876	48,689,150
August	234,534	3.08	599,410	47,966,305
September	244,023	3.04	843,433	47,225,676
October	366,598	3.73	1,210,031	45,858,571
November	283,481	3.84	1,493,512	44,770,999
December	137,693	3.57	1,631,205	44,279,265

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, we are a “controlled company” as defined under the NYSE corporate governance listing standards because Mr. Long Chen, our chairman of the board of directors and chief executive officer, beneficially owns more than 50% of our total voting power. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirements:

●	that a majority of our board of directors consist of independent directors;
●	that we have a compensation committee that is composed entirely of independent directors; and
●	that we have a corporate governance and nominating committee that is composed entirely of independent directors.

Additionally, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We rely on the exemption available to foreign private issuers for the requirements:

●	that an audit committee be comprised of at least three members under Section 303A.07 of the NYSE Listed Company Manual; and
●	that annual general meeting of shareholders be held during each fiscal year under Section 302.00 of the NYSE Listed Company Manual.

As a result of our election to follow home country practice with respect to the foregoing matters, our shareholders will not have the same protection that they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information— D. Risk Factors— Risks Related to Our ADSs— As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standard,” and “Item 3. Key Information— D. Risk Factors— Risks Related to Our ADSs— We are a ‘controlled company’ within the meaning of the NYSE corporate governance listing standards and, as a result, may rely on exemptions from certain corporate governance requirements that provide protections to shareholders of other companies.”

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the Insider Trading Policy is attached as an exhibit to this annual report.

ITEM 16K.CYBERSECURITY

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

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2024 (File No. 001-41885))
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

11.2*	Insider Trading Policy of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Office
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
97.1

Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2024 (File No. 001-41885))

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

Date: April 17, 2025

ZKH Group Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ZKH Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZKH Group Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity/(deficit) and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

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

PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 17, 2025

We have served as the Company’s auditor since 2021.

ZKH GROUP LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2023 AND 2024

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2023	2024
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	1,090,621	1,423,943
Restricted cash	159,751	92,939
Short-term investments	874,210	543,978
Accounts receivable, net	3,639,794	3,090,323
Notes receivable	352,997	234,213
Inventories	668,984	625,390
Prepayments and other current assets	168,117	179,387
Total current assets	6,954,474	6,190,173
Non-current assets:
Property and equipment, net	145,288	183,572
Land use rights, net	11,033	10,808
Operating lease right-of-use assets, net	224,930	179,945
Intangible assets, net	20,096	15,931
Goodwill	30,807	30,807
Total non-current assets	432,154	421,063
Total assets	7,386,628	6,611,236
Liabilities
Current liabilities:
Short-term borrowings	585,000	311,000
Current portion of long-term borrowings	—	997
Accounts and notes payable	2,883,370	2,553,396
Operating lease liabilities	91,230	81,379
Advance from customers	19,907	27,433
Accrued expenses and other current liabilities	448,225	365,333
Total current liabilities	4,027,732	3,339,538
Non-current liabilities:
Long-term borrowings	—	38,887
Non-current operating lease liabilities	146,970	109,096
Other non-current liabilities	507	25,224
Total non-current liabilities	147,477	173,207
Total liabilities	4,175,209	3,512,745
Commitments and contingencies (Note 22)
ZKH Group Limited shareholders’ equity:
Ordinary shares (US$0.0000001 par value; 500,000,000,000 and 500,000,000,000 shares authorized; 5,621,490,964 and 5,658,952,794 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	4	4
Additional paid-in capital	8,139,349	8,305,304
Statutory reserves	6,013	6,303
Accumulated other comprehensive (loss)/income	(25,154)	4,764
Accumulated deficit	(4,908,793)	(5,177,126)
Treasury stock	—	(40,758)
Total ZKH Group Limited shareholders’ equity	3,211,419	3,098,491
Total liabilities and shareholders’ equity	7,386,628	6,611,236

The accompanying notes form an integral part of these consolidated financial statements.

ZKH GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues
Net product revenues	8,086,920	8,341,603	8,449,468
Net service revenues	179,508	307,412	244,707
Other revenues	48,808	72,160	67,143
Total net revenues	8,315,236	8,721,175	8,761,318
Cost of revenues	(6,997,566)	(7,268,741)	(7,250,847)
Operating expenses
Fulfillment	(467,384)	(438,959)	(391,687)
Sales and marketing	(683,206)	(700,791)	(641,519)
Research and development	(240,534)	(175,915)	(169,496)
General and administrative	(612,252)	(535,493)	(646,539)
Loss from operations	(685,706)	(398,724)	(338,770)
Interest and investment income	14,559	53,703	64,246
Interest expense	(94,182)	(19,343)	(19,003)
Others, net	33,737	59,659	26,497
Loss before income tax	(731,592)	(304,705)	(267,030)
Income tax benefits/(expenses)	471	(195)	(1,013)
Net loss	(731,121)	(304,900)	(268,043)
Less: net income/(loss) attributable to non-controlling interests	333	(393)	—
Less: net income/(loss) attributable to redeemable non-controlling interests	4,227	(193)	—
Net loss attributable to ZKH Group Limited	(735,681)	(304,314)	(268,043)
Accretion on preferred shares to redemption value	(509,281)	(660,070)	—
Net loss attributable to ZKH Group Limited’s ordinary shareholders	(1,244,962)	(964,384)	(268,043)

ZKH GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net loss	(731,121)	(304,900)	(268,043)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(50,980)	26,756	29,918
Total comprehensive loss	(782,101)	(278,144)	(238,125)
Less: comprehensive income/(loss) attributable to non-controlling interests	333	(393)	—
Less: comprehensive income/(loss) attributable to redeemable non-controlling interests	4,227	(193)	—
Comprehensive loss attributable to ZKH Group Limited	(786,661)	(277,558)	(238,125)
Accretion on Preferred Shares to redemption value	(509,281)	(660,070)	—
Total comprehensive loss attributable to ZKH Group Limited’s ordinary shareholders	(1,295,942)	(937,628)	(238,125)
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(0.94)	(0.63)	(0.05)
Weighted average number of shares
Basic and diluted	1,325,036,140	1,528,540,765	5,736,262,553
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(32.88)	(22.08)	(1.64)
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic and diluted	37,858,175	43,672,593	163,893,216

The accompanying notes form an integral part of these consolidated financial statements.

ZKH GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data)

						Accumulated
				Additional		Other		Non-	Total
	Ordinary Shares			Paid-in	Statutory	Comprehensive	Accumulated	controlling	Shareholders’
	Shares	Amount	Treasury Stock	Capital	Reserves	Loss	Deficit	Interests	(Deficit)/Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	1,218,621,800	1	—	—	5,278	(930)	(2,774,226)	3,905	(2,765,972)
Net (loss)/income	—	—	—	—	—	—	(731,454)	333	(731,121)
Foreign currency translation adjustments	—	—	—	—	—	(50,980)	—	—	(50,980)
Share-based compensation and vesting of share-based awards	—	—	—	—	—	—	(4,914)	—	(4,914)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(509,281)	—	(509,281)
Accretion of redeemable non-controlling interests	—	—	—	—	—	—	(4,227)	—	(4,227)
Balance as of December 31, 2022	1,218,621,800	1	—	—	5,278	(51,910)	(4,024,102)	4,238	(4,066,495)
Net loss	—	—	—	—	—	—	(304,507)	(393)	(304,900)
Foreign currency translation adjustments	—	—	—	—	—	26,756	—	—	26,756
Share-based compensation and vesting of share-based awards	—	—	—	34,840	—	—	—	—	34,840
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	(80,428)	—	—	(579,642)	—	(660,070)
Change on repurchase premium related to Shanghai Kunjun Material Technology Co.,Ltd	—	—	—	—	—	—	193	—	193
Extinguishment of Series F convertible redeemable preferred shares	—	—	—	272,426	—	—	—	—	272,426
Issuance of ordinary shares upon Initial Public Offering (“IPO”), net of issuance cost	140,000,000	—	—	340,732	—	—	—	—	340,732
Automatic conversion of convertible preferred shares into ordinary shares upon IPO	4,262,869,164	3	—	7,570,414	—	—	—	—	7,570,417
Repurchase of non-controlling interests	—	—	—	1,365	—	—	—	(3,845)	(2,480)
Appropriation to statutory reserve	—	—	—	—	735	—	(735)	—	—
Balance as of December 31, 2023	5,621,490,964	4	—	8,139,349	6,013	(25,154)	(4,908,793)	—	3,211,419
Net loss	—	—	—	—	—	—	(268,043)	—	(268,043)
Foreign currency translation adjustments	—	—	—	—	—	29,918	—	—	29,918
Share-based compensation and vesting of share-based awards	—	—	—	108,576	—	—	—	—	108,576
Exercise of share options	21,536,830	—	—	11,257	—	—	—	—	11,257
Issuance of ordinary shares upon the Overallotment, net of issuance cost	15,925,000	—	—	46,122	—	—	—	—	46,122
Repurchase of ordinary shares	—	—	(40,758)	—	—	—	—	—	(40,758)
Appropriation to statutory reserve	—	—	—	—	290	—	(290)	—	—
Balance as of December 31, 2024	5,658,952,794	4	(40,758)	8,305,304	6,303	4,764	(5,177,126)	—	3,098,491

The accompanying notes form an integral part of these consolidated financial statements.

ZKH GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash flows from operating activities:
Net loss	(731,121)	(304,900)	(268,043)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	76,073	73,466	54,769
Share-based compensation expense	31,899	17,393	108,516
Loss on disposals of property and equipment	175	3,011	659
Credit losses, net	28,006	12,756	48,900
Write-down of inventories	21,139	39,969	25,906
Investment income	(124)	(6,100)	(25,494)
Interest expenses of convertible notes	73,081	—	—
Foreign exchange (gains)/losses	(13,733)	11,061	12,213
Changes in operating assets and liabilities:
Accounts receivable	(333,067)	(585,486)	502,397
Notes receivable	85,753	(42,289)	118,784
Inventories	85,802	(52,956)	17,688
Prepayments and other current assets	21,551	51,982	(11,334)
Accounts and notes payable	119,814	317,234	(329,974)
Advance from customers	1,019	(11,224)	7,526
Operating lease right-of use assets	81,378	73,007	44,985
Land use rights	10,930	(328)	224
Accrued expenses and other liabilities	29,342	(92,542)	(30,928)
Operating lease liabilities	(92,120)	(72,002)	(47,725)
Net cash (used in)/provided by operating activities	(504,203)	(567,948)	229,069
Cash flows from investing activities:
Purchase of short-term investments	(100,000)	(1,288,080)	(104,866)
Maturity of short-term investments	100,124	430,623	461,890
Purchase of property and equipment	(37,047)	(50,496)	(79,159)
Purchase of intangible assets	(13,057)	(5,067)	(3,875)
Proceeds from sale of property and equipment and intangible assets	12,940	4,718	2,090
Net cash (used in)/provided by investing activities	(37,040)	(908,302)	276,080
Cash flows from financing activities:
Proceeds from issuance of convertible note	1,384,218	—	—
Proceeds from short-term borrowings	764,160	1,114,000	897,000
Repayment of short-term borrowings	(807,592)	(779,000)	(1,171,000)
Proceeds from long-term borrowings	—	—	39,884
Acquisition of the redeemable non-controlling interest	(22,396)	(5,044)	(2,474)
Proceeds from the IPO, net of issuance costs	—	385,768	—
Proceeds from the Overallotment, net of issuance costs	—	—	29,382
Proceeds from exercised share options	—	—	920
Cash paid for ordinary shares repurchases	—	—	(40,757)
Other financing activities	(15,680)	—	(7,140)
Net cash provided by/(used in) financing activities	1,302,710	715,724	(254,185)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	117,469	5,042	15,546
Increase/(Decrease) in cash, cash equivalents, and restricted cash	878,936	(755,484)	266,510
Cash, cash equivalents, and restricted cash at the beginning of year	1,126,920	2,005,856	1,250,372
Cash, cash equivalents, and restricted cash at the end of year	2,005,856	1,250,372	1,516,882
Supplemental cash flow information:
Cash payments for interest	(20,957)	(19,343)	(10,158)
Cash payments for income taxes	(1,220)	(154)	(842)
Supplemental information for non-cash financing activities:
Accretion of convertible redeemable preferred shares	(509,281)	(660,070)	—
Issuance of Series F preferred shares from conversion of the convertible notes	(1,631,564)	—	—
Conversion of preferred shares to ordinary shares	—	(7,570,417)	—

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

The Group is a maintenance, repair and operating (“MRO”) products trading and service platform (“Listing Business”). For the years ended December 31, 2022, 2023 and 2024, its primary operations are conducted in the People’s Republic of China (“PRC”).

(b)	History of the Group and Restructuring

Prior to the incorporation of the Company and the completion of the restructuring as described below, the Group commenced its operations through ZKH Industrial Supply (Shanghai) Co, Ltd. (“ZKH Industrial Supply”), founded by Mr. Long Chen (the ‘‘Founder’‘) in 1998, and subsequently obtained financing from various third - party investors (collectively ‘‘Third Party Investors’‘) from 2015 through 2022.

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

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization and principal activities (continued)

(b)History of the Group and Restructuring (continued)

Immediately prior to and after the Restructuring, the Listing Business was operated by ZKH Industrial Supply and its subsidiaries (collectively the “Operating Companies”). Pursuant to the Restructuring, the Listing Business was transferred to and held by the Company through the Operating Companies. The Company had not been involved in any other business and the Company’s operation did not meet the definition of a business prior to the Restructuring The Restructuring is merely a restructuring of the Listing Business with no change in management and control of such business. Accordingly, the Group resulting from the Restructuring is regarded as a recapitalization of the Listing Business under the Operating Companies for the purpose of these financial statements. The financial statements of the Group have been prepared on a consolidated basis as if the Restructuring had occurred since the earliest period presented in these financial statements and is presented using the carrying values of the assets, liabilities and operating results of the Listing Business under the Operating Companies for all periods presented.

Initial Public Offering

On December 15, 2023, the Company completed its initial public offering (the “IPO”) on the New York Stock Exchange. In this offering, 4,000,000 American Depositary Shares (“ADSs”), representing 140,000,000 Class A Ordinary Shares, were issued and sold to the public at a price of US$15.50 per ADS.

Immediately prior to the completion of the IPO, 3,746,626,700 of convertible redeemable preferred shares were automatically converted into Class A Ordinary Shares on a one-for-one basis, and 392,013,413 Series F Preferred Shares was automatically converted into Class A Ordinary Shares on the conversion rate of 1:1.3169.

On January 16, 2024, the Company issued 455,000 ADSs, representing 15,925,000 Class A Ordinary Shares, at a public offering price of $15.50 per ADS in connection with the underwriters’ partially exercise of their overallotment option to purchase additional ordinary shares in our initial public offering. (the “Overallotment”)

As of December 31, 2024,the Company’s principal subsidiaries are as follows:

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

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The consolidated financial statements include the financial statements of the Company and its subsidiaries for which the Company has a controlling financial interest. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

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

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent liabilities as of the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates are used for, but not limited to, allowance for credit losses, lower of cost and net realizable value of inventories, the valuation and recognition of share-based compensation arrangements, assessment for impairment of long-lived assets, intangible assets and goodwill, provision for income tax and valuation allowance for deferred tax assets.

(d)	Segment reporting

The Group engages primarily in the business-to-business trading and services of industrial products through its platform. The Group’s chief operating decision maker (“CODM”), who has been identified as the Chief Executive Officer reviews the consolidated results, including net revenues, losses from operations and net loss, when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish expenses and related assets and liabilities between markets or segments for the purpose of internal reports. As the Group’s long-lived assets are substantially located in the PRC and substantially the Group’s revenues are derived from the PRC, no geographical segments are presented.

The measures of segment profit or loss and assets are consistent with those presented in the consolidated financial statements. The CODM evaluates the Group’s performance by comparing actual consolidated results against historical results and budgets in internal reports.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of significant accounting policies (continued)

(d)	Segment reporting (continued)

The table below summarizes the Group’s significant segment expenses by nature for the years ended December 31, 2022, 2023 and 2024. The segment expenses by function are presented on the consolidated statements of comprehensive loss.

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Net revenues	8,315,236	8,721,175	8,761,318
Less：
Cost of revenues	(6,997,566)	(7,268,741)	(7,250,847)
Employee benefits expenses	(1,222,316)	(1,076,605)	(1,013,760)
Rental and property management expenses	(192,664)	(177,969)	(152,274)
Logistic expenses(a)	(145,793)	(131,527)	(126,174)
Traveling expenses	(62,758)	(124,125)	(97,731)
Share-based payments	(31,899)	(17,393)	(108,516)
Credit losses, net	(28,006)	(12,756)	(48,900)
Advertising and promotion expenses	(37,050)	(58,866)	(45,227)
Professional services fee	(50,286)	(32,270)	(44,139)
Depreciation and amortization	(63,881)	(69,105)	(52,447)
Interest expense	(94,182)	(19,343)	(19,003)
Other segment expenses(b)	(120,427)	(37,180)	(69,330)
Segment net losses	(731,592)	(304,705)	(267,030)

Reconciliation of profit or loss
Adjustment and reconciling items	—	—	—
Consolidated net losses	(731,592)	(304,705)	(267,030)

(a)Logistic expenses included outbound shipping costs, inter-warehouse transportation fees, and packaging materials expenditures.

(b)Other segment items included in segment net losses includes interest and investment income, others, net.

Total expenditures for additions to long-lived assets were RMB50,104 thousand, RMB55,563 thousand and RMB83,034 thousand for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in the consolidated statements of comprehensive loss. Total exchange gains/(losses) were a gain of RMB13,733 thousand, a loss of RMB11,061 thousand, and a loss of RMB12,213 thousand for the years ended December 31, 2022, 2023 and 2024, respectively.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of significant accounting policies (continued)

(e)	Functional currency and foreign currency translation (continued)

The consolidated financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive loss in the consolidated statements of comprehensive loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of shareholders’ equity.

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

Financial assets and liabilities of the Group not measured at fair value mainly consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, certain other current assets and certain accruals and other liabilities. As of December 31, 2023 and 2024, the carrying values of these financial instruments approximated their fair values due to their short-term maturity.

(g)	Cash and cash equivalents

Cash and cash equivalents consist of demand deposit and time deposits with original maturities less than three months and cash placed with banks and third-party payment processor, which are unrestricted as to withdrawal or use.

(h)	Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows. The Group’s restricted cash mainly represents pledged time deposit, security deposits held in designated bank accounts for issuance of supplier financial programs, bank acceptance and letter of guarantee.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of significant accounting policies (continued)

(i)	Short-term investments

Short-term investments consist primarily of investments in money market fund and time deposit placed with bank with original maturities longer than three months but less than one year. These investments are stated at fair value. Changes in the fair value are reflected in interest and investment income, net in the consolidated statements of comprehensive loss.

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

Notes receivable are primarily bank acceptance notes. The Group accepts bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Bank acceptance notes are primarily negotiable instruments with cash settlement from commercial banks within half a year. Upon receipt of the bank acceptance notes, the Group’s accounts receivable from the customer is derecognized. The bank acceptance notes can also be endorsed to suppliers as settlement of accounts payable. Bank acceptance notes of RMB143,752 thousand and RMB369,553 thousand were endorsed to suppliers as of December 31, 2023 and 2024 respectively.

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

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of significant accounting policies (continued)

(m)Current expected credit losses (continued)

The Group estimates the allowance for accounts receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment. The accounts receivable was segmented into groups based on certain credit risk characteristics, and the Group determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions.

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

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment represents the difference between the net sales proceeds and the carrying amount of the relevant assets. Gains or losses on disposals of property and equipment were immaterial for the years ended December 31, 2022, 2023, and 2024.

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

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of significant accounting policies (continued)

(q)	Business combinations and non-controlling interests

The Group accounts for its business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Group and equity instruments issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of consideration paid plus the fair value of the non-controlling interests over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill.

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

Goodwill represents the excess of (i) the total of consideration paid plus the fair value of the non-controlling interests over (ii) the fair value of the identifiable net assets of the acquiree.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The annual impairment test includes an option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value based on discounted cash flow of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. The impairment charge would be recorded in the consolidated statements of comprehensive loss. There is no event or any circumstance that the Company identified, which indicated that the fair value of the Company’s reporting unit was below its carrying value. No impairment of goodwill was recognized for the years ended December 31, 2022, 2023 and 2024.

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

The land use rights are operating leases with term of about 50 years. Other than the land use rights, the lease terms of operating and finance leases vary from more than a year to 20 years. Operating leases are included in land use right, operating lease right-of-use assets, current and non-current operating lease liabilities on the Group’s consolidated balance sheets. Finance leases are included in property and equipment, net on the Group’s consolidated balance sheets. As of December 31, 2023 and 2024, majority of the Group’s ROU assets were generated from leased assets in the PRC.

(t)	Revenue recognition

Under ASC 606, the Group recognizes revenues when the Group satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.

The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group is a principal and the Group obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized at the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Group is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized at the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recognized net of discounts, estimated cash rebates and value-added taxes.

For revenue arrangements with multiple performance obligations, the transaction price is allocated to each performance obligation based on the relative standalone selling price of the goods or services being provided to the customer.

Net product revenues

The Group recognizes the net product revenues from the product sales model on a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods. The Group recognizes revenue net of discounts and return allowances when the products are delivered to customers. Judgement is required to estimate return allowances. The Group reasonably estimates the possibility of sales return based on the historical experience. Based on management’s assessment, as of December 31, 2023 and 2024, liabilities for return allowances were insignificant.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of significant accounting policies (continued)

(t)	Revenue recognition (continued)

Net service revenues

Under marketplace model, the Group charges commission fees to third-party merchants, where the Group generally is acting as an agent and its performance obligation is to arrange for the provision of the specified goods or services by those third-party merchants to customers of the platform. Upon successful sales to customers of the platform, the Group charges the third-party merchants a fixed rate commission fee based on the sales amount. The net service revenues are recognized on a net basis at the point of delivery of products, net of return allowances. Accounts and notes receivable related to the marketplace service amounts to RMB964,587 thousand and RMB452,116 thousand as of December 31, 2023 and 2024, respectively.

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

Cost of revenues consists primarily of purchase price of products, inbound shipping charges, write-downs of inventories and the rebates from suppliers. The rebatesreceive from suppliers are treated as a reduction in the purchase price and will be recorded as a reduction in cost of revenues when the product is sold. The cost of revenues does not include shipping and handling expenses, payroll and benefits of logistic staff or logistic centers rental expenses, therefore cost of revenues of the Group may not be comparable to other companies which include such expenses in their cost of revenues. Cost of revenues mainly represents costs associated with the product sales model.

(w)	Fulfillment

Fulfillment expenses consist primarily of (i) expenses incurred in operating the Group’s distribution centers and transit warehouses, including personnel cost and expenses attributable to receiving, inspecting and warehousing inventories, picking, packaging, preparing customer orders for shipment, and dispatching and delivering, (ii) lease expenses of distribution centers and transit warehouses, (iii) depreciation of vehicle and equipment, and (iv) expenses charged by third-party couriers for dispatching and delivering the Group’s products.

Shipping cost included in fulfillment expenses amounted to RMB105,420 thousand, RMB103,940 thousand and RMB107,985 thousand for the years ended December 31, 2022, 2023 and 2024, respectively.

(x)	Sales and marketing

Sales and marketing expenses consist primarily of payroll and related expenses for employees involved in sales and marketing activities, and advertising costs.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of significant accounting policies (continued)

(x)Sales and marketing (continued)

Advertising costs included in sales and marketing expenses are expensed as incurred, and amounted to RMB18,730 thousand, RMB34,830 thousand and RMB32,334 thousand for the years ended December 31, 2022, 2023 and 2024, respectively.

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

General and administrative expenses consist primarily of employee related expenses for product line and other general corporate functions, including administration, finance, tax, legal and human relations; costs associated with these functions include facilities and equipment depreciation expenses, professional fee, rental and other general corporate related expenses.

(aa)	Share-based compensation

The Group grants restricted shares and share options (collectively, “Share-based Awards”) to eligible employees and directors under the share incentive plan. The Group accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Share-based awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using the graded-vesting method, over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of IPO as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards that have satisfied the service condition were recorded upon the completion of the IPO, using the graded-vesting method. The Group adopted ASU 2016-09 to recognize the impact of forfeiture within compensation expense, when they occur.

Management applies significant judgment in determining the fair value of share-based awards at grant dates. Before the Company’s ordinary shares were publicly traded, fair value of the ordinary shares was determined and allocated using the income approach and equity allocation model, each of which requires complex and subjective judgments regarding the expected revenue growth rates, operating profit margins, discount rates, terminal growth rates, a discount for lack of marketability (“DLOM”) and probability of the three scenarios assumed under the equity allocation model, namely: (i) the liquidation scenario, (ii) the redemption scenario, and (iii) the mandatory conversion scenario. After the Company’s ordinary shares became publicly traded, their fair value has been referenced to their market-quoted price. The fair value of share options is estimated on the grant date using the Binomial option-pricing model where management also applies judgment related to the expected volatility, risk-free interest rate, expected dividend yield, exercise multiple and expected post-vesting forfeiture rate. The assumptions used in share-based compensation expenses recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive Share-based Awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Group for accounting purposes.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of significant accounting policies (continued)

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

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation exists beyond the contributions made. Employee social security and welfare benefits included as expenses amounted to RMB339,155 thousand, RMB323,685 thousand and RMB307,283 thousand for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

(dd) Government grants

Government grants are recognized as income in others, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled. Government grants included as others, net income in the consolidated statements of comprehensive loss amounted to RMB24,330 thousand, RMB71,503 thousand and RMB44,658 thousand for the years ended December 31, 2022, 2023 and 2024, respectively.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of significant accounting policies (continued)

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

For the years ended December 31, 2023 and 2024, RMB735 thousand and RMB290 thousand profit appropriation to statutory reserves was made.

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

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of significant accounting policies (continued)

(gg) Commitments and contingencies (continued)

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

(hh) Recent accounting pronouncements

Accounting pronouncements adopted

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

The payment terms negotiated with suppliers are consistent, irrespective of whether a supplier participates in the program. Current payment terms with a majority of suppliers generally range from 60 to 180 days, which the Group deems to be commercially reasonable. The obligations to suppliers, including amounts due and scheduled payment terms, are not impacted by the program. The outstanding payment obligations under the supplier finance program were RMB221,523 thousand and RMB342,647 thousand as of December 31, 2023 and 2024, respectively, and are recorded within accounts payable on the consolidated balance sheets. The restricted cash pledged for the outstanding payment obligations were RMB15,651 thousand and RMB55,692 thousand as of December 31, 2023 and 2024, respectively, and are recorded within restricted cash on the consolidated balance sheets. The Group does not pledge any other assets as security as part of the program. The associated payments are included in operating activities within the consolidated statements of cash flows.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of significant accounting policies (continued)

(hh) Recent accounting pronouncements (continued)

The roll-forwards of the group’s outstanding obligations confirmed as valid under its supplier finance program for years ended December 31, 2023 and 2024, are as follows:

	Year ended December 31,
	2023	2024
	RMB	RMB
	(in thousands)

Balance at the beginning of the year	186,261	221,523
Invoices confirmed during the year	621,071	664,691
Confirmed invoices paid during the year	(585,809)	(543,567)
Balance at the end of the year	221,523	342,647

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the CODM and included within each reported measure of a segment’s profit or loss. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. (see Note2(d))

Accounting pronouncements issued but not adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This guidance is effective for periods beginning after December 15, 2024, with early adoption permitted.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220)- Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted.

The Group is currently evaluating the impact of the above new issued but not yet adopted accounting pronouncements or guidance on the consolidated financial statements.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.    Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2022, 2023 and 2024.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2023 and 2024, majority of the Group’s cash and cash equivalents and restricted cash were held by major financial institutions located in the PRC and Hong Kong which the management believes are of high credit quality. Accounts receivable are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.

There was no individual customer that accounted for more than 10% of accounts receivable as of December 31, 2023 and 2024.

Currency convertibility risk

The Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities are denominated in RMB. The cash transfers from the PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank Of China (the PBOC). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If such foreign exchange control system prevents the Group from obtaining sufficient foreign currencies to satisfy its currency demands, the Group may not be able to pay dividends in foreign currencies. As of December 31, 2023 and 2024, the Group’s cash and cash equivalents and restricted cash denominated in RMB were RMB897,896 thousand and RMB832,308 thousand, accounting for 71.81% and 54.87% of the Group’s total cash and cash equivalents and restricted cash, respectively.

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

Short-term investments

The Group values its wealth management products, money market fund and time deposits placed with bank with original maturities of longer than three months but less than one year using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. The wealth management products and structured deposits usually have short original maturities of less than 1 year. For the years ended December 31, 2022, 2023 and 2024, gross unrealized gains of nil, nil and RMB23,798 thousand were recorded on short-term investments, respectively.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.    Fair value measurement(continued)

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

Short-term borrowings, current portion of long-term borrowings and long-term borrowings. The fair value of borrowings was determined using the present value of future cash flows based on the borrowing rates currently available for borrowings with similar terms and maturities. The fair value of these borrowings obligations approximate their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks.

5.    Accounts receivable, net

Accounts receivable consist of the following:

	As of
	December 31,
	2023	2024
	RMB	RMB
	(in thousands)
Accounts receivable	3,746,826	3,236,111
Allowance for credit losses	(107,032)	(145,788)
Accounts receivable, net	3,639,794	3,090,323

The movements in the allowance for credit losses are as follows:

	Year ended
	December 31,
	2023	2024
	RMB	RMB
	(in thousands)
Balance at the beginning of the year	96,959	107,032
Additions	12,388	44,508
Write-off	(2,683)	(6,306)
Recovery of write-off	368	554
Balance at the end of the year	107,032	145,788

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.    Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of
	December 31,
	2023	2024
	RMB	RMB
	(in thousands)
Refundable deposits	75,092	89,958
Prepayment	43,278	37,981
VAT recoverable	13,311	29,555
Other current assets	36,436	21,893
Total	168,117	179,387

Prepayments primarily consist of prepayments for products, marketing and consulting services provided by suppliers.

7.    Property and equipment, net

Property and equipment consist of the following:

	As of
	December 31,
	2023	2024
	RMB	RMB
	(in thousands)
Machinery	130,786	132,846
Leasehold improvement	88,209	103,707
Computer equipment	39,536	40,313
Furniture and office equipment	26,572	24,829
Vehicles	11,371	10,786
Construction in process	31,009	78,949
Total	327,483	391,430
Accumulated depreciation	(182,195)	(207,858)
Net book value	145,288	183,572

Depreciation expenses recognized for the years ended December 31, 2022, 2023 and 2024 were RMB67,875 thousand, RMB64,610 thousand and RMB47,214 thousand respectively.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.    Intangible assets, net

Intangible assets consist of the following:

	As of December 31, 2023
	Weighted
	average	Gross		Net
	amortization	carrying	Accumulated	carrying
	period	amount	amortization	amount
	Year	RMB	RMB	RMB
	(in thousands)
Software	3.7	42,715	(27,482)	15,233
Customer relationship	10.0	7,735	(3,364)	4,371
Trademarks	10.0	623	(361)	262
Patent right	10.0	282	(52)	230
Total	5.0	51,355	(31,259)	20,096

	As of December 31, 2024
	Weighted
	average	Gross		Net
	amortization	carrying	Accumulated	carrying
	period	amount	amortization	amount
	Years	RMB	RMB	RMB
	(in thousands)
Software	4.7	44,685	(32,981)	11,704
Customer relationship	10.0	7,735	(4,137)	3,598
Trademarks	10.0	743	(398)	345
Patent right	10.0	357	(73)	284
Total	5.6	53,520	(37,589)	15,931

Amortization expenses recognized for the years ended December 31, 2022, 2023 and 2024 were RMB8,198 thousand, RMB8,856 thousand and RMB7,555 thousand, respectively. No impairment charge was recognized for any of the periods presented.

As of December 31, 2024, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	Year ended December 31,
					2029 and
	2025	2026	2027	2028	thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Amortization expenses	6,564	4,140	2,354	1,607	1,266	15,931

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.    Leases

Operating leases of the Group mainly include land use rights and leases of offices, warehouse, delivery and servicing center and vehicle.

The components of lease expenses were as follows:

	Year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Operating lease expenses	135,663	121,393	97,707
Short-term lease expenses	24,359	56,808	57,339
Total	160,022	178,201	155,046

Short-term leases primarily represent the lease with a term of 12 months or less.

The operating lease expense and short-term lease expense were recognized in cost of revenues, fulfillment, sales and marketing, research and development and general and administrative expenses.

Supplemental cash flows information related to leases was as follows:

	Year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payment from operating lease	146,733	126,758	102,402
RoU assets obtained in exchanges for lease liabilities
RoU assets obtained in exchanges for new operating lease liabilities	66,494	54,944	50,079

A summary of supplemental information related to leases as of December 31, 2023 and 2024 is as follows:

	As of
	December 31,
	2023	2024
	RMB	RMB
	(in thousands)
Land use rights, net	11,033	10,808
Operating lease right-of-use assets, net (excluding land use rights)	224,930	179,945
Operating lease RoU assets, net	235,963	190,753
Operating lease liabilities – current	91,230	81,379
Operating lease liabilities – non-current	146,970	109,096
Total operating lease liabilities	238,200	190,475

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.    Leases (continued)

	As of
	December 31,
	2023	2024
Weighted average remaining lease term
Land use rights	49 years	48 years
Operating leases	3.31 years	2.23 years
Weighted average discount rate
Land use rights	—	—
Operating leases	4.38%	4.24%

A Summary of maturities of lease liabilities as of December 31, 2024 were as follows:

As of
December 31,
2024
RMB
(in thousands)
2025	87,590
2026	36,123
2027	14,243
2028	10,525
2029	8,676
Thereafter	62,737
Total undiscounted lease payments	219,894
Less: interest	(29,419)
Present value of lease liabilities	190,475

As of December 31, 2024, the Group has RMB1,226 thousand lease contract that has been entered into but not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  Borrowings

Borrowings consisted of the following:

	As of
	December 31,
	2023	2024
	RMB	RMB
	(in thousands)
Short-term bank borrowings(a)	585,000	311,000
Current portion of long-term borrowings	—	997
Long-term bank borrowings(b)	—	38,887
	585,000	350,884
(a)	As of December 31, 2023, the Group maintained several unsecured revolving credit facilities provided by certain financial institutions for an aggregate amount of RMB2,440,000 thousand. An aggregated amount of RMB844,434 thousand has been drawn as of December 31, 2023, including (i) RMB585,000 thousand of bank borrowings with expiration dates ranging from February 2024 to November 2024. The interest rate on any outstanding utilized amount under these bank borrowings is calculated ranging from Loan Prime Rate (“LPR”) minus 65 basis to LPR minus 5 basis points. As of December 31, 2023, the one-year LPR was 3.45%. The borrowings are denominated in RMB; (ii) outstanding accounts payable under the supplier finance program of RMB193,194 thousand with expiration dates ranging from January 2024 to May 2024; and (iii) bank guarantees on the Group’s purchase commitment of RMB66,240 thousand in aggregate.

As of December 31, 2024, the Group maintained several unsecured revolving credit facilities provided by certain financial institutions for an aggregate amount of RMB2,070,000 thousand. An aggregated amount of RMB730,555 thousand has been drawn as of December 31, 2024, including (i) RMB311,000 thousand of bank borrowings with expiration dates ranging from January 2025 to May 2025. The interest rate on any outstanding utilized amount under these bank borrowings is calculated ranging from LPR minus 88 basis to LPR minus 50 basis points. As of December 31, 2024, the one-year LPR was 3.10%. The borrowings are denominated in RMB; (ii) outstanding accounts payable under the supplier finance program of RMB342,647 thousand with expiration dates ranging from January 2025 to June 2025; (iii) bank guarantees on the Group’s purchase commitment of RMB70,378 thousand in aggregate; and (iv) discounting of commercial notes receivables of RMB6,530 thousand with expiration dates ranging from April 2025 to May 2025.

(b)	As of December 31, 2024, the Group obtained a long-term banking facility of up to RMB 363,000 thousand, designated for financing the construction of a factory in Taicang, Jiangsu Province. This facility is secured by the factory under construction and the associated land use rights. As of December 31, 2024, a total of RMB39,844 thousand had been drawn down. The borrowings are denominated in RMB, with an annual interest rate calculated as the 5-year LPR minus 35 basis points. Interest expenses of RMB300 thousand incurred on these borrowings were capitalized for the year ended December 31, 2024. The borrowings have expiration dates ranging from October 2025 to April 2034.

As of December 31, 2024, the scheduled maturities of the bank borrowings are as follows:

Principle Amount
RMB
(in thousands)
Within 1 year	997
Between 1 to 2 years	1,994
Between 2 to 3 years	2,991
Between 3 to 4 years	3,988
Between 4 to 5 years	3,988
More than 5 years	25,926
39,884

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  Borrowings (continued)

Certain of the Group’s banking facilities are subject to the fulfillment of covenants relating to certain financial position performance and results of the Group, as are commonly found in borrowing arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As of December 31, 2023 and 2024, none of the covenants relating to drawn down facilities had been breached.

11.  Accounts and notes payable

The Group measures accounts payable and notes payable at amortized cost considering they are arising from transactions with suppliers in the normal course of business and are due in customary trade terms not exceeding one year.

	As of
	December 31,
	2023	2024
	RMB	RMB
	(in thousands)
Accounts payable	2,875,222	2,546,105
Notes payable(a)	8,148	7,291
Total accounts and notes payable	2,883,370	2,553,396
(a)	The Group’s notes payable mainly include short-term notes, typically with terms between 3 to 9 months which are provided to the Group’s suppliers and manufacturers. Notes payable as of December 31, 2023 and 2024 were secured by restricted cash of RMB5,265 thousand and RMB1,318 thousand held in designated bank accounts, respectively.

12.  Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31,
	2023	2024
	RMB	RMB
	(in thousands)
Employee benefit obligation	162,915	164,291
Share-based compensation liability	73,043	57,495
Other taxes payables	17,819	9,853
Deposits from suppliers(a)	67,098	68,176
Other payables due to non-controlling interest shareholders	2,474	—
Other current liabilities(b)	124,876	65,518
Total	448,225	365,333
(a)	Deposit mainly represents deposits from third-party merchants for participating in the Group’s marketplace.
(b)	Other current liabilities primarily consist of amounts payable related to IPO and listing expenses, accrued operating expenses, and accrued customer-related payments.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  Net revenues

The Group principally generates its net product revenue from the product sales model and net service revenues from the marketplace model. The Group operates ZKH platform and GBB platform which are distinguished by customer type. The customers served on ZKH platform mainly include enterprise customers in a variety of industries. The customers served on GBB platform mainly include micro businesses such as trading companies, distributors, local hardware stores, and small businesses which are end users. The Group’s principal operations and geographic markets are in the PRC.

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Net product revenues
From ZKH platform	7,277,260	7,381,501	7,450,188
From GBB platform	809,660	960,102	999,280
	8,086,920	8,341,603	8,449,468
Net service revenues
From ZKH platform	179,508	307,412	244,707
Other revenues	48,808	72,160	67,143
Total	8,315,236	8,721,175	8,761,318

14.  Others, net

Other income and expense consist of the following:

	Year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Government grants	24,330	71,503	44,658
Foreign exchange gains/(losses), net	13,733	(11,061)	(12,213)
Gains in derivatives	—	6,926	—
Others	(4,326)	(7,709)	(5,948)
Total	33,737	59,659	26,497

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

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  Income tax (continued)

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

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. The HNTE certificate is effective for a period of three years. An entity could reapply for the HNTE certificate when the prior certificate expires. ZKH Industrial Supply, Kuntong and Andanda Industry (Shanghai) Co., Ltd., (“Andanda”) which are all the PRC subsidiaries of the Group, applied for the HNTE qualification and obtained the certificate in 2018, 2020 and 2021, respectively. Therefore, ZKH Industrial Supply was entitled to enjoy the preferential income tax rate of 15% for the three years from 2018 to 2021; Kuntong is entitled to enjoy the preferential income tax rate of 15% from 2020 to 2023 and from 2023 to 2026; Andanda is entitled to enjoy the preferential income tax rate of 15% from 2021 to 2024 and from 2024 to 2027, respectively.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in R&D activities are entitled to claim an additional tax deduction amounting to 50% of the qualified R&D expenses incurred (“Super Deduction”) in determining its tax assessable profits for that year. The additional tax deduction amount of the qualified R&D expenses has been increased from 50% to 75%, and further increased from 75% to 100%, effective from 2019 and 2021, respectively. The qualified R&D expenses are claimed by the Group according to the relevant tax rules and may be different from research and development expenses as disclosed in the financial statements.

Composition of income tax expenses are as follows:

	Year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Current income tax expense	(471)	195	1,013
Deferred tax expense	—	—	—
Total	(471)	195	1,013

Composition of loss before tax are as follows:

	Year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Loss from Mainland China operations	(717,979)	(330,426)	(255,716)
(Loss)/ income from overseas operations	(13,613)	25,721	(11,314)
Total loss before income tax	(731,592)	(304,705)	(267,030)

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  Income tax (continued)

Reconciliations of the income tax expenses computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expenses of the years presented are as follows:

	Year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Loss before income tax	(731,592)	(304,705)	(267,030)
PRC Statutory income tax rate 25%	(182,898)	(76,176)	(66,758)
Effect of different tax rate of different jurisdictions	1,428	(1,930)	5,179
Effect of preferential tax rates	3,983	3,427	2,038
Effect of Super Deduction for research and development expenses	(2,010)	(2,285)	(1,764)
Non-deductible expenses and non-taxable income	29,314	28,385	31,087
Change in valuation allowance	149,712	48,774	31,231
Total income tax expense/ (benefits)	(471)	195	1,013

Deferred tax

The Group considers positive and negative evidence to determine whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying business.

	As of
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Deferred tax assets:
Net operating losses carried forward	442,384	551,813	558,265
Accruals and others	84,261	23,606	48,385
Less: valuation allowance	(526,645)	(575,419)	(606,650)
Net deferred tax assets	—	—	—

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	Year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Balance at the beginning of the year	376,933	526,645	575,419
Additions	149,712	49,008	36,724
Loss utilized	—	(234)	(5,493)
Balance at the end of the year	526,645	575,419	606,650

As of December 31, 2024, the Group had deductible tax losses carry forwards of approximately RMB2,395,980 thousand which will expire during the period from 2029 to 2034.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.  Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2022, 2023 and 2024 as follows:

	Year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands, except for share and per share data)
Numerator:
Net loss attributable to ordinary shareholders - basic and diluted	(1,244,962)	(964,384)	(268,043)
Denominator:
Weighted-average ordinary shares outstanding - basic and diluted	1,325,036,140	1,528,540,765	5,736,262,553
Net loss per share attributable to ordinary shareholders:
- Basic and diluted	(0.94)	(0.63)	(0.05)

For the years ended December 31, 2022, 2023 and 2024, the Group had potential ordinary shares, including share options granted and Preferred Shares. As the Group incurred losses for the years ended December 31, 2022, 2023 and 2024, these potential ordinary shares were antidilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of share options excluded from the calculation of diluted net loss per share of the Company were 64,117,791, 76,965,197 and 123,711,905 for the years ended December 31, 2022, 2023 and 2024, respectively. Preferred Shares to be converted into ordinary shares were 3,837,917,495, 3,945,881,532 and nil for the years ended December 31, 2022, 2023 and 2024 on a weighted-average basis, respectively.

17.  Ordinary shares

ZKH Group Limited was incorporated under the laws of the Cayman Islands on April 26, 2021. The Company authorized 500,000,000,000 ordinary shares with par value of US$0.0000001 per shares, among which 5,621,490,964 and 5,658,952,794 shares were issued and outstanding as of December 31, 2023 and 2024, respectively. The issuance of these shares is considered as a part of the Restructuring of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

During the IPO, the Company issued a total of 4,000,000 ADSs, with one ADSs representing thirty-five Class A ordinary shares of the Company with par value of US$0.0000001 per share. The Company received a total of approximately US$62,000 thousand of net proceeds after deducting the underwriter commissions.

During the Overallotment, the Company issued a total of 455,000 ADSs, with one ADSs representing thirty-five Class A ordinary shares of the Company with par value of US$0.0000001 per share. The Company received a total of approximately US$$6,559 thousand of net proceeds after deducting the underwriter commissions.

In June 2024, the board of directors of the Company authorized a share repurchase program under which the Company may repurchase up to US$50 million of its American Depositary Shares over the next 12 months, ending on June 13, 2025. During the year ended 31 December 2024, 1,631,205 ADSs were purchased at an aggregate consideration of approximately RMB40,758 thousand under the share repurchase program.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  Ordinary shares with preference rights

Series Seed Preferred Shares

On December 22, 2015, the Group issued 111,110,000 Series Seed Preferred Shares in exchange for an aggregate cash consideration of RMB20,000,000 or RMB0.18 per share.

The key terms of the Series Seed are summarized as follows.

Dividends rights

Each Preferred Shareholder and ordinary shareholder shall be entitled to receive dividends for each share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefor pari passu with each other on a pro rata basis. Such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be non-cumulative. No dividends on preferred shares and ordinary shares have been declared since the issuance date until December 31, 2024.

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

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  Ordinary shares with preference rights (continued)

Redemption feature (continued)

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

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  Convertible redeemable preferred shares

The following table summarizes the issuances of convertible redeemable preferred shares:

		Issue price	Number
Name	Issuance date	per share	of shares
Series A Preferred Shares	April 2016	RMB0.3078	58,480,000
Series A+ Preferred Shares	May 2017	RMB0.3420	84,480,000
Series B Preferred Shares	August 2017	RMB0.3848	649,760,000
Series B+ Preferred Shares	December 2017	RMB0.6733	277,730,000
Series C1 Preferred Shares	July 2018	RMB0.9334/US$0.1404	604,820,600
Series C2 Preferred Shares	August 2018	RMB0.9334	289,379,800
Series D1 Preferred Shares	June 2019	US$0.1899	705,523,600
Series D2 Preferred Shares	August 2019	US$0.1899	105,302,000
Series E Preferred Shares	October 2020	RMB2.3119/US$0.3425	803,222,500
Series F Preferred Shares	October 2022	US$0.5659	392,013,413

The key terms of the Series A Preferred Shares, Series A+ Preferred Shares, Series B Preferred Shares, Series B+ Preferred Shares, Series C1 Preferred Shares, Series C2 Preferred Shares, Series D1 Preferred Shares, Series D2 Preferred Shares, Series E Preferred Shares and Series F Preferred Shares (collectively referred as the “Preferred Shares”) are summarized as follows.

Dividends rights

Each Preferred Shareholder and ordinary shareholder shall be entitled to receive dividends for each share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefor pari passu with each other on a pro rata basis. Such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be non-cumulative. No dividends on preferred shares and ordinary shares have been declared since the issuance date until December 31, 2024.

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

On November 17, 2023, the Company entered into an amendment agreement with shareholders of Preferred Shares, pursuant to which the conversion ratio of Series F Preferred Shares was changed from 1:1 to 1:1.3169 and the qualified IPO share price as stipulated in the definition of “Qualified IPO” was adjusted down (“the Series F Amendments). The above amendments does not impact the redemption rights of the Series F Preferred Shares and the Series F Preferred Shares post-amendment continued to be accounted for as mezzanine equity until conversion.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  Convertible redeemable preferred shares (continued)

Liquidation preferences (continued)

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
	(in thousands, except for shares)
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

Upon the completion of the IPO in December 2023, all the outstanding Preferred Shares were converted into Ordinary Shares.

No mezzanine equity was recognized as of December 31, 2023 and 2024.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Series B Preferred Shares

On August 14, 2017, the Group issued 649,760,000 Series B Preferred Shares in exchange for an aggregate cash consideration of RMB250 million or RMB0.3848 per share. On November of 2017, 114.36 million ordinary shares held by the Founder of the Group were re-designated to Series B Preferred Shares, which were then transferred to certain new investors for a total consideration of RMB44 million. On March of 2019, 29,911,000 Series B Preferred Shares were re-designated to Series C2 Preferred Shares, which were then transferred to certain new investors for a total consideration of RMB28 million. The Group did not receive any proceeds from these transfers. By the end of 2022, number of Series B Preferred Shares amounts to 734,209,000.

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

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. Convertible redeemable preferred shares (continued)

The key transaction of preferred shares (continued)

Series C1 Preferred Shares

On July 3, 2018, the Group issued 604,820,600 Series C1 Preferred Shares in exchange for an aggregate cash consideration of RMB574 million or RMB0.9334/ US$0.1404 per share.

Series C2 Preferred Shares

On August 6, 2018, the Group issued 289,379,800 Series C2 Preferred Shares in exchange for an aggregate cash consideration of RMB271 million or RMB0.9334 per share. On March of 2019, 29,911,000 Series B Preferred Shares were re-designated to Series C2 Preferred Shares as mentioned in Series B section and 53,568,200 ordinary shares held by the Series Seed of the Group were re- designated to Series C2 Preferred Shares, which were then transferred to certain new investor for a total consideration of RMB50 million. The Group did not receive any proceeds from these transfers. By the end of 2022, number of Series C2 Preferred Shares amounts to 372,859,000.

Series D1 Preferred Shares

On June 5, 2019, the Group issued 705,523,600 Series D1 Preferred Shares in exchange for an aggregate cash consideration of RMB923 million or US$0.1899 per share.

Series D2 Preferred Shares

On August 12, 2019, the Group issued 105,302,000 Series D2 Preferred Shares in exchange for an aggregate cash consideration of RMB141 million or US$0.1899 per share.

Series E Preferred Shares

On October 27, 2020, the Group issued 803,222,500 Series E Preferred Shares in exchange for an aggregate cash consideration of RMB1,820 million or RMB2.3119/ US$0.3425 per share.

Series F Preferred Shares

In February 2022, the Company issued Series F Convertible Notes in an aggregate principal amount of US$222 million with simple interest at 8% per annum, maturing ten months after the issuance date. The Series F Convertible Notes shall be automatically converted into the Series F Preferred Shares at a conversion price of US$0.5659 per share, upon completion of the Restructuring prior to the maturity date, or immediately prior to the consummation of a Qualified IPO, or optional converted into Series F Preferred Shares any time on or after the Maturity Date.

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

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. Convertible redeemable preferred shares (continued)

Accounting for preferred shares

The Group classified the preferred shares in the mezzanine equity of the consolidated balance sheets as they were contingently redeemable at the options of the holders. The Group recorded accretion on the preferred shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion calculated using the effective interest method, was recorded against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit. The accretion of preferred shares was RMB509,281 thousand, RMB660,070 thousand and nil for the years ended December 31, 2022, 2023 and 2024, respectively. Each issuance of the preferred shares was recognized at the respective issue price at the date of issuance net of issuance costs. The issuance costs for preferred shares was RMB19,549 thousand, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

The Group determined that the embedded conversion features and the redemption features did not require bifurcation as they either were clearly and closely related to the preferred shares or did not meet the definition of a derivative.

Accounting for preferred shares

The Group has determined that there was no beneficial conversion feature attributable to any of the Preferred Shares because the initial effective conversion price of these Preferred Shares was higher than the fair value of the Group’s ordinary shares determined by the Group with the assistance from an independent valuation firm.

Modification of preferred shares

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

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.  Share-based compensation

The Group maintains share incentive plan under which the Group may grant a variety of incentive awards to employees and executives, which include restricted shares, share option awards and share options with employee termination compensation. (the “Share Incentive Plan”)

Share options

The Group has granted 4,250,000, nil and 6,635,508 share options with service condition only to certain employees in 2022, 2023 and 2024, respectively. Share options granted are subject to a four-year or two-year vesting schedule. Depending on the nature and the purpose of the grant, share options generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% or 50% every year thereafter.

From July 2022 to December 2023, the Group has granted 79,528,000 options to certain employees that are subject to both service and performance condition, where awards granted are only exercisable upon the occurrence of an IPO by the Group. As such, there is no share-based compensation expense recognized until the date of consummation of the IPO. In December 2023, due to the completion of the IPO, the accumulative share-based compensation expenses of RMB12,917 thousand for these share options were recorded accordingly.

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

Share-based compensation was recognized in operating expenses for the years ended December 31, 2022, 2023 and 2024 as follows:

	Year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Fulfillment	585	195	811
Sales and marketing	5,935	4,682	11,055
Research and development	3,883	3,070	4,615
General and administrative	21,496	9,446	92,035
Total share-based compensation expenses	31,899	17,393	108,516

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.  Share-based compensation (continued)

Share options with employee termination compensation (continued)

A summary of the changes in the share options relating to ordinary shares granted by the Group for the years ended December 31, 2022, 2023 and 2024 is as follows:

		Weighted-average	Weighted-average
	Options granted	exercise	grant date fair
	Share Number	price (US$)	value (US$)
Outstanding as of January 1, 2022	198,964,123	0.0227	0.1137
Granted	56,222,658	0.0861	0.1417
Cancelled/Forfeited	(72,438,216)	0.0520	0.1080
Outstanding as of December 31, 2022	182,748,565	0.0306	0.1245
Granted	80,907,443	0.1306	0.3169
Cancelled/Forfeited	(14,700,489)	0.0579	0.1580
Outstanding as of December 31, 2023	248,955,519	0.0615	0.1851
Granted	6,635,508	0.0589	0.4133
Cancelled/Forfeited	(7,204,505)	0.1898	0.2080
Exercised	(21,537,574)	0.0068	0.1180
Outstanding as of December 31, 2024	226,848,948	0.0632	0.2086

The following table summarizes information regarding the share options outstanding as of December 31, 2023 and 2024:

	As of December 31, 2023
			Weighted-average
			remaining
		Weighted-average	exercise
	Options	exercise price	contractual	Aggregate
	number	per option	life (years)	intrinsic value
		US$		US$ in thousands
Options outstanding	248,955,519	0.06	7.80	100,501
Exercisable	133,762,513	0.02	6.49	60,138
Expected to vest	115,193,006	0.12	9.32	40,363

	As of December 31, 2024
			Weighted-average
			remaining
		Weighted-average	exercise
	Options	exercise price	contractual	Aggregate
	number	per option	life (years)	intrinsic value
		US$		US$ in thousands
Options outstanding	226,848,948	0.06	6.94	8,579
Exercisable	147,920,268	0.03	6.17	9,725
Expected to vest	78,928,680	0.11	8.39	(1,146)

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.  Share-based compensation (continued)

Share options with employee termination compensation (continued)

The Group uses the Binominal option pricing model to estimate the fair value of share options. The assumptions used to value the fair value of each option granted under the Group’s Share Incentive Plan during 2022, 2023 and 2024 are as follow:

	Year ended December 31
	2022	2023	2024
	RMB	RMB	RMB
Exercise price	RMB0.00-1.80	RMB0.00-1.80	RMB0.00-1.80
	(US$0.00-0.26)	(US$0.00-0.25)	(US$0.00-0.25)
Fair value of the ordinary shares on the date of option grant	RMB1.35-1.40	RMB2.04-3.10	RMB1.93-3.44
	(US$0.19-0.21)	(US$0.30-0.43)	(US$0.27-0.48)
Risk-free interest rate	2.70%-2.88%	2.64%-3.84%	2.51%
Contractual life	10 years	10 years	10 years
Expected forfeiture rate (post-vesting)	16%	16%	16%
Exercise multiples	2.8	2.8	2.8
Expected dividend yield	—	—	—
Expected volatility	29.77% - 30.16%	30.09% - 30.41%	30.00%

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

As of December 31, 2023 and 2024, there were RMB166,224 thousand and RMB55,782 thousand unrecognized compensation expenses related to the share options granted, which is expected to be recognized over a weighted-average period of 3.80 and 2.89 years, respectively. Out of the unrecognized compensation expenses amount, nil and nil is in relation to share options for which the service condition had been met and are expected to be recognized when the performance condition is achieved, respectively.

21.  Related party transactions

For the years ended December 31, 2022, 2023 and 2024, the Group had no material related party transactions and no material related party balance as of December 31, 2023 and 2024.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.  Commitments and contingencies

Capital commitments

Capital expenditures contracted for are analysed as follows:

	As of December 31,
	2023	2024
	RMB	RMB
	(in thousands)
Contracted but not provided for:
A factory construction project(a)	173,418	166,333
Construction commitments	71,395	17,564
Assets under construction	45	45
Total	244,858	183,942
(a)

The Group is in the process constructing a factoring to manufacture their selected self-branded products, such as fasteners, located on a parcel of land in Taicang, Jiangsu Province to which the Group acquired the land use rights. In accordance with the land use rights agreement, at least RMB273,083 thousand capital expenditures in connection with such construction plan is committed by the Group.

23.  Statutory reserves, restricted net assets and parent company only condensed financial information

Pursuant to laws applicable to entities incorporated in the PRC, the Company’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital. The other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends.

As a result of these restrictions under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The restricted portion amounted to RMB1,238,583 thousand as of December 31, 2024.

The Company performed a test on the restricted net assets of its subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company for the years ended December 31, 2022, 2023 and 2024.

For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheet of the Company as “Investment in subsidiaries” and the loss of the subsidiaries is presented as “share of loss from subsidiaries”. The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company. The Company did not have significant capital and other commitments or guarantees as of December 31, 2023 and 2024.

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.  Statutory reserves, restricted net assets and parent company only condensed financial information (continued)

Condensed balance sheet of the parent company

	As of December 31,
	2023	2024
	RMB	RMB
	(in thousands)
Assets
Cash and cash equivalents	2,381	6,320
Prepayments and other current assets	461,183	92,253
Total current assets	463,564	98,573
Investment in subsidiaries	2,778,527	3,088,781
Total non-current assets	2,778,527	3,088,781
Total assets	3,242,091	3,187,354
Liabilities		—
Accrued expenses and other current liabilities	30,672	69,807
Total current liabilities	30,672	69,807
Total non-current liabilities	—	19,056
Total liabilities	30,672	88,863
ZKH Group Limited shareholders’ Equity:
Ordinary shares	4	4
Additional paid-in capital	8,139,349	8,305,304
Statutory reserves	6,013	6,303
Accumulated other comprehensive (loss)/income	(25,154)	4,764
Accumulated deficit	(4,908,793)	(5,177,126)
Treasury stock	—	(40,758)
Total ZKH Group Limited shareholders’ equity	3,211,419	3,098,491
Total liabilities and shareholders’ equity	3,242,091	3,187,354

ZKH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.  Statutory reserves, restricted net assets and parent company only condensed financial information (continued)

Condensed statement of comprehensive loss

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
General and administrative	(6,038)	(8,586)	(32,357)
Interest and investment income	1	—	—
Interest expense	(73,081)	—	—
Share of loss from subsidiaries	(643,683)	(297,229)	(238,597)
Others, net	(12,880)	1,501	2,911
Net loss attributable to ZKH Group Limited	(735,681)	(304,314)	(268,043)
Accretion on preferred shares to redemption value	(509,281)	(660,070)	—
Net loss attributable to ZKH Group Limited’s ordinary shareholders	(1,244,962)	(964,384)	(268,043)
Net loss attributable to ZKH Group Limited	(735,681)	(304,314)	(268,043)
Other comprehensive loss:
Foreign currency translation adjustments	(50,980)	26,756	29,918
Total comprehensive loss	(786,661)	(277,558)	(238,125)
Accretion on Preferred Shares to redemption value	(509,281)	(660,070)	—
Total comprehensive loss attributable to ZKH Group Limited’s ordinary shareholders	(1,295,942)	(937,628)	(238,125)

Condensed statement of cash flows

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Net cash (used in)/provided by operating activities	(277)	(77)	13,827
Net cash used in investing activities	(5,559,727)	(402,789)	(12,113)
Net cash provided by financing activities	5,560,594	407,581	2,153
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	26	(2,950)	72
Increase in cash, cash equivalents, and restricted cash	616	1,765	3,939
Cash, cash equivalents, and restricted cash at beginning of year	—	616	2,381
Cash, cash equivalents, and restricted cash at end of year	616	2,381	6,320

24. Subsequent events

Grant of restricted shares

Under the Share Incentive Plan, the Group granted 58,649,850 restricted shares to its employee in January 2025, which are subject to service conditions in a three-year or four-year vesting schedule. The subscription price for these restricted shares upon vested is US$0 per share.