Form 20-F
period 2025-12-31
ZKH Group Ltd
filed 2026-04-24
CIK 1862044

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2025, there were 5,563,528,444 ordinary shares outstanding, par value of US$0.0000001 per share, being the sum of 1,035,394,860 Class B ordinary shares, par value of US$0.0000001 per share and 4,528,133,584 Class A ordinary shares (excluding treasury shares and ordinary shares that had been issued and reserved for the purpose of our share incentive plans as of December 31, 2025), par value of US$0.0000001 per share.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents thirty-five (35) Class A ordinary shares;
●	“AI” are to artificial intelligence;
●	“China” or “the PRC” are to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “Chinese mainland” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to the Class A ordinary shares of ZKH Group Limited, par value US$0.0000001 per share;
●	“Class B ordinary shares” are to the Class B ordinary shares of ZKH Group Limited, par value US$0.0000001 per share;
●	“EVM” are to a smart, on-site vending solution designed to store and dispense frequently used consumables such as fasteners, office supplies, personal protective equipment, and industrial tools within our customer facilities;
●	“GBB customers” are to customers that we serve on our GBB platform, which mainly include (i) retailer customers, such as trading companies, distributors, local hardware stores, and other business entities that acquire products primarily for resale to end users, and (ii) micro businesses that purchase products for their own use;
●	“GMV” are to the total transaction value of orders placed on our platform and shipped to customers, excluding taxes, net of the returned amount. We believe that GMV, as a key operating metric, provides a measure of the overall volume of transactions that took place on our platform in a given period;
●	“MRO” or “maintenance, repair and operations” are to materials used for maintenance, repair and operation purposes and that do not directly constitute final products;
●	“order” are to an order placed on our platform by our customer, regardless of whether any product in such order is ultimately sold or shipped or whether any product in such order is returned;
●	“our platform” are to our ZKH platform, our GBB platform, our NorthSky Supply platform, and a variety of digital tools and intelligent services that we provide. Our ZKH platform includes our ZKH official website at www.zkh.com, mobile app, Weixin Mini-Program and various interfaces. Our GBB platform includes our GBB official website at www.gongbangbang.com, mobile app, and Weixin Mini-Program. Our NorthSky Supply platform includes our NorthSky Supply official website at northskysupply.com;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“shares” or “ordinary shares” are to the Class A and Class B ordinary shares of ZKH Group Limited, par value US$0.0000001 per share;
●	“SOE” are to state-owned enterprise;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“ZKH” are to ZKH Group Limited, our Cayman Islands holding company; “ZKH Industrial Supply” are to ZKH Industrial Supply (Shanghai) Co., Ltd., the wholly foreign owned subsidiary of ZKH Group Limited in China; “we,” “us,” “our company,” and “our” are to ZKH Group Limited and its subsidiaries, including ZKH Industrial Supply and its subsidiaries; “our Chinese mainland subsidiaries” are to ZKH Industrial Supply and its subsidiaries, including, but not limited to, Shanghai Gongbangbang Industrial Tech Co., Ltd., Shanghai Kunhe Supply Chain Management Co., Ltd. and Shenzhen Kuntong Smart Warehousing Technology Co., Ltd. Unless otherwise specified, in the context of describing our business and operations, we are referring to the business and operations conducted by our subsidiaries in Chinese mainland; and
●	“ZKH customers” are to customers that we serve on our ZKH platform, ranging from large to small- and mid-sized businesses in a variety of industries.

Our reporting currency is Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Risks Related to Doing Business in China

ZKH Group Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through our Chinese mainland subsidiaries. Under this holding company structure, investors in the ADSs are purchasing equity interests in the Cayman Islands holding company and obtaining indirect ownership interests in the operating companies in Chinese mainland. This holding company structure involves unique risks to investors and investors may never hold equity interests in our operating companies in Chinese mainland. While we do not operate in an industry that is currently subject to foreign ownership limitations in Chinese mainland, PRC regulatory authorities could decide to limit foreign ownership in our industry in the future, in which case there could be a risk that we would be unable to do business in Chinese mainland as we are currently structured. In such event, despite our efforts to restructure to comply with the then applicable laws and regulations in Chinese mainland in order to continue our operations in Chinese mainland, we may experience material changes in our business and results of operations, our attempts may prove to be futile due to factors beyond our control, and the value of the ADSs you invest in may significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.” Unless otherwise indicated or the context otherwise requires, references in this annual report to “ZKH” are to ZKH Group Limited, our Cayman Islands holding company; “ZKH Industrial Supply” are to ZKH Industrial Supply (Shanghai) Co., Ltd., the wholly foreign owned subsidiary of ZKH Group Limited in Chinese mainland; “we,” “us,” “our company,” and “our” are to ZKH Group Limited and its subsidiaries, including ZKH Industrial Supply and its subsidiaries; “our Chinese mainland subsidiaries” are to ZKH Industrial Supply and its subsidiaries, including, but not limited to, Shanghai Gongbangbang Industrial Tech Co., Ltd., Shanghai Kunhe Supply Chain Management Co., Ltd. and Shenzhen Kuntong Smart Warehousing Technology Co., Ltd. Unless otherwise specified, in the context of describing our business and operations, we are referring to the business and operations conducted by our subsidiaries in Chinese mainland.

We face various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in Chinese mainland and the complex and evolving laws and regulations in Chinese mainland. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, anti-monopoly regulatory actions, oversight on cybersecurity, data privacy and personal information. These risks could result in a material adverse change in our operations and the value of the ADSs of ZKH Group Limited, significantly limit or completely hinder ZKH Group Limited’s ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be of little or no value. For a detailed description of risks related to doing business in Chinese mainland, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report:

We do not currently use, and have not used in the past, a variable interest entity structure.

ZKH Group Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through our Chinese mainland subsidiaries. Under this holding company structure, investors in the ADSs are purchasing equity interests in the Cayman Islands holding company and are not purchasing equity securities of our operating subsidiaries in Chinese mainland.

Permissions Required from the PRC Government Authorities for Our Operations

We conduct our business primarily through our Chinese mainland subsidiaries. Our operations in Chinese mainland are governed by laws and regulations in Chinese mainland. As of the date of this annual report, certain leasehold interests in our leased properties have not been registered with the competent PRC government authorities as required by the laws and regulations in Chinese mainland. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our use of some leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.” Except for such unregistered leasehold interests, as of the date of this annual report, our Chinese mainland subsidiaries have obtained and have not been denied for the requisite licenses and permits from the PRC government authorities that are required for their business operations in Chinese mainland. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If (i) we or our subsidiaries do not receive or maintain any permission or approval required of us or our subsidiaries, (ii) we or our subsidiaries inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change, and we or our subsidiaries become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest in Chinese mainland as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected, and the value of our ADSs could significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business.”

Cash Flows through Our Organization

ZKH Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our Chinese mainland subsidiaries. As a result, the ability of ZKH Group Limited to pay dividends depends upon dividends paid by its Chinese mainland subsidiaries. If the existing subsidiaries in Chinese mainland or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to ZKH Group Limited. In addition, the wholly foreign-owned subsidiaries in Chinese mainland are permitted to pay dividends to ZKH Group Limited only out of its retained earnings, if any, as determined in accordance with accounting standards in Chinese mainland and regulations. Under laws and regulations in Chinese mainland, each of our Chinese mainland subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign owned subsidiaries in Chinese mainland may allocate a portion of their after-tax profits based on accounting standards in Chinese mainland to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. See also “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

We have established controls and procedures for cash flows within our organization. Our fund management team is the special task force that manages and supervises the transfers of funds among ZKH Industrial Supply and its subsidiaries under the guidance of Company Fund Management System, an internal policy adopted by ZKH Industrial Supply. Under this policy, ZKH Industrial Supply is allowed to establish bilateral cash pooling programs between itself, on one hand, and its subsidiaries or branches, on the other hand, to satisfy cash requirements in the form of entrusted loans. The fund management team closely monitors and manages the cash transfers through our organization by preparing monthly reports and annual budget plans. Each transfer of cash between ZKH Group Limited, our Cayman Islands holding company, and a subsidiary or branch is also subject to internal report and approval process by reference to such policy. In addition, cash transfers between ZKH Group Limited, our subsidiaries, or investors shall follow the applicable laws and regulations in Chinese mainland.

As part of our corporate restructuring throughout 2021 to 2022, the investors exited from ZKH Industrial Supply by way of capital reduction and received refunds for their original investments. Each of these investors paid the same amount of refunds it received as consideration for its subscription of the shares of ZKH Group Limited. ZKH Group Limited transferred to ZKH Hong Kong Limited an aggregate of US$833 million consisting of the proceeds from the issuance of Series F Convertible Notes and the issuance of preferred shares of ZKH Group Limited in connection with our corporate restructuring, part of which was subsequently transferred by ZKH Hong Kong Limited to ZKH Industrial Supply and Shanghai Kunshucai Supply Chain Management Co., Ltd. for general corporate purposes and the remaining fund was held by ZKH Hong Kong Limited. ZKH Group Limited transferred an aggregate of US$1.43 million in 2025 to ZKH Hong Kong Limited, and ZKH Hong Kong Limited transferred an aggregate of US$6.53 million to ZKH Group Limited in 2025, as ordinary intra-group fund transfers. ZKH Group Limited transferred an aggregate of US$8.4 million in 2024 and an aggregate of US$1.43 million in 2025, the net proceeds from our initial public offering and the underwriters’ partial exercise of their option to purchase additional ADSs after deducting underwriting commissions, to ZKH Hong Kong Limited following our internal foreign currency management policy. For a detailed discussion of our corporate restructuring, please see “Item 4. Information on the Company-History and Development of the Company.” Other than the cash transfers described above, no cash or other assets were transferred between the Cayman Islands holding company and its subsidiaries, no subsidiaries paid dividends or made other distributions to their respective holding company, and no dividends or distributions were paid or made to U.S. investors as of the date of this annual report. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy.” For more details regarding our intragroup cash flow, see also our consolidated financial statements included elsewhere in this annual report.

Remittance of dividends by a wholly foreign-owned company out of Chinese mainland is subject to examination by the banks designated by SAFE. Our Chinese mainland subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. For more information on related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries in Chinese mainland to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” For the Cayman Islands, Chinese mainland and United States federal income tax considerations in connection with an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Chinese mainland and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation(1)
Hypothetical pre-tax earnings	100%
Tax on earnings at statutory rate of 25%(2)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in Chinese mainland.
(2)	Certain of our subsidiaries qualifies for a 15% preferential income tax rate in Chinese mainland. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(3)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of Chinese mainland. A lower withholding income tax rate of 5% is applied if the immediate holding company of the foreign-invested enterprise is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Chinese mainland, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

In addition, our Chinese mainland subsidiaries generate their revenue primarily in Renminbi, and cash transfers from our Chinese mainland subsidiaries to their parent companies outside of Chinese mainland are subject to PRC government control of currency conversion. As a result, any restriction on currency exchange may limit the ability of our Chinese mainland subsidiaries to pay dividends to ZKH Group Limited. To the extent cash or assets in the business is in Chinese mainland or a PRC entity, the funds and assets may not be available to fund operations or for other use outside of Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of ZKH or its subsidiaries by the PRC government to transfer cash or assets. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our Chinese mainland subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Government Authorities for Overseas Securities Offering

We have completed the cybersecurity review by the Cyberspace Administration of China for our initial public offering in the United States and listing of our ADSs on the New York Stock Exchange, or the NYSE. We have also completed the filings with the CSRC for our initial public offering, and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on November 3, 2023. As of the date of this annual report, we were not denied for or failed to complete any permissions, approvals or filings required from Chinese authorities to offer the securities being registered to foreign investors in our initial public offering. Therefore, we believe we have received all requisite permissions from and completed all filings with Chinese authorities in connection with our initial public offering explicitly required under current laws, regulations and rules in Chinese mainland. However, given (i) the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by the government authorities, (ii) the PRC government has significant oversight and discretion over the conduct of our business, and (iii) the rapid evolvement of laws, regulations and rules in Chinese mainland which may be preceded with short advance notice, we may be required to obtain additional licenses, permits, registrations or approvals or complete additional filings for our initial public offering.

On December 28, 2021, the Cyberspace Administration of China and certain other PRC governmental authorities jointly released the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to these measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review. These measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review.

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

However, any future securities offerings and listings outside of Chinese mainland by our company, including, but not limited to, follow on offerings, secondary listings and going-private transactions, will be subject to the filing requirements with the CSRC under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises and the supporting guidelines, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all. If we fail to obtain the necessary approval or complete the filings and other regulatory procedures in a timely manner, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in Chinese mainland, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our Chinese mainland subsidiaries, delay of or restriction on the repatriation of the proceeds from our initial public offering into Chinese mainland, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board of the United States, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong, including our auditor who is headquartered in Chinese mainland. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the Chinese mainland or any other foreign jurisdiction. If authorities in the Chinese mainland or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and an exchange may determine to delist our securities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under headings. With respect to the legal risks associated with being based in and having operations in Chinese mainland as discussed in the risk factors under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China,” the laws, regulations and the discretion of PRC governmental authorities discussed in this annual report are expected to apply to PRC entities and businesses, rather than entities or businesses in Hong Kong, which operate under a different set of laws from Chinese mainland. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

●	Our business, financial condition and results of operations may be materially and adversely affected if we are unable to attract and retain customers and maintain satisfactory customer experience.
●	The expansion into new product categories and services may expose us to new challenges and more risks.
●	Uncertainties relating to the growth and profitability of the evolving and dynamic MRO procurement service industry could adversely affect our business, prospects and results of operations. We cannot guarantee that our current or future strategies will be successfully implemented or will generate sustainable profit.

●	If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.
●	If we fail to introduce digital solutions or intelligent services in a manner that responds to the evolving needs of suppliers and customers, our business may be adversely affected.
●	If we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform, our business may be adversely affected.
●	We are exposed to fluctuations in the supply of, or demand for, MRO products inside and outside of China, along with the conditions underlying such fluctuations, which could adversely affect the trading volume and price of the MRO products on our platform. For example, the ongoing tariff war between the United States and other countries around the world as of the date of this annual report could have a material adverse effect on global economic conditions, which may result in declines in trading volume and fluctuation in price of the MRO products on our platform, and therefore affect our financial condition, results of operations and prospects.
●	Changes in our business and product mix could cause changes in our revenue or gross margin, or affect our competitive position.
●	Any quality issues of the products we or any third-party suppliers offered through our platform may materially and adversely affect our business and results of operations.
●	Failure or perceived failure to comply with existing or future laws and regulations related to cybersecurity and data security could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
●	Failure or perceived failure to comply with existing or future laws and regulations related to personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.
●	For more detailed information, see “—Risks Related to Our Business and Industry.”

Risks Related to Doing Business in China

●	Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.
●	The PRC government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed description of the underlying risks, see “—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC laws and regulations, and if required, we cannot predict whether or for how long we will be able to obtain such approval” on page 42 in this annual report.

●	The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. As such, the enforcement of laws in the PRC legal system and rules and regulations in Chinese mainland can change quickly with little advance notice. For a detailed description of the underlying risks, see “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” on page 43 in this annual report.
●	We conduct our business primarily through our Chinese mainland subsidiaries. Our operations in Chinese mainland are governed by laws and regulations in Chinese mainland. The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operations, and our Class A ordinary shares and ADSs may decline in value or become worthless. For a detailed description of the underlying risks, see “—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs” on page 44 in this annual report.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	We may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries to transfer cash or make payments to us could have a material and adverse effect on our ability to conduct our business.
●	To the extent cash or assets in the business is in Chinese mainland or a PRC entity, the funds and assets may not be available to fund operations or for other use outside of Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of ZKH or its subsidiaries by the PRC government to transfer cash or assets. For a detailed description of the underlying risks, see “—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our Chinese mainland subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 55 in this annual report.

For more detailed information, see “—Risks Related to Doing Business in China.”

Risks Related to Our ADSs

●	The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

As the online MRO procurement services emerged in China only in recent years, the long-term viability and prospects of shifting the MRO procurement process from offline to online in China remain untested and subject to significant uncertainties. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

●	expand or optimize the product mix, sustain and improve the quality of MRO products and fulfillment solutions on our platform and provide a satisfying customer experience;
●	maintain and enhance our relationship and business collaboration with suppliers, distributors, and warehousing and logistics service providers;
●	attract new customers, retain existing customers and increase their spending on our platform;
●	expand our prospective customer base further to include customers from overseas markets;
●	develop and upgrade our SaaS-based offerings and intelligent services;
●	enhance our technology infrastructure to support the growth of our business and maintain the security of our system;
●	navigate the complex and evolving regulatory environment in Chinese mainland, and geopolitical tensions in overseas markets;
●	withstand fluctuations in the supply and demand and prices of MRO products and related raw materials;
●	manage our strategic investments and alliances;
●	respond to macroeconomic conditions and fluctuations; and
●	defend ourselves against legal and regulatory actions, such as actions involving intellectual property.

If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our net revenues increased from RMB8,721.2 million in 2023 to RMB8,761.3 million in 2024, and further to RMB8,987.7 million (US$1,285.2 million) in 2025. However, our historical growth may not be indicative of our future growth. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we did in the past.

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

The PRC Cybersecurity Law, which became effective in June 2017, created Chinese mainland’s first national-level cybersecurity supervision framework for “network operators.” It is subject to interpretations by the regulator. It requires, among other things, that network operators take security measures to protect the network from interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance cybersecurity and address any issues caused by security failures. On October 28, 2025, the Standing Committee of the National People’s Congress issued the Decision on Amending the PRC Cybersecurity Law, which became effective on January 1, 2026. The amended PRC Cybersecurity Law enhanced the punishment against violations of the network operation security obligations, the critical information infrastructure operation security obligation7s, and the network information security obligations by increasing the upper limits of the fines and imposing additional penalties. The amended PRC Cybersecurity Law also enhanced the punishment against personal information infringement by referencing to the punishment under the PRC Personal Information Protection Law and other relevant laws.

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

In addition, internet information in Chinese mainland is regulated from a national security standpoint. According to the PRC National Security Law, institutions and mechanisms for national security review and administration will be established to conduct national security review on key technologies and IT products and services that affect or may affect national security. The PRC Data Security Law became effective in September 2021 and provides for a security review procedure for the data activities that may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. It is not clear under the PRC Data Security Law what constitutes “important data” or “state critical data.” If we are deemed to collect “important data” or “state critical data,” we may need to adopt internal reforms in order to comply with the PRC Data Security Law.

Pursuant to the Administrative Provisions on Security Vulnerabilities in Network Products jointly issued by the Ministry of Industry and Information Technology, the Cyberspace Administration of China and the Ministry of Public Security on July 12, 2021, all providers of network products and network operators within Chinese mainland must take measures to verify, assess, and repair network vulnerabilities. Providers of network products and network operators need to inform the suppliers of upstream products or inputs immediately and report vulnerability information to the Ministry of Industry and Information Technology in a timely manner. Failure to perform these obligations may cause fines and other administrative penalties.

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

Failure to comply with existing or future laws and regulations related to algorithmic recommendations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations or otherwise harm our business.

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

We have incurred losses in the past. Our net losses were RMB304.9 million in 2023, RMB268.0 million in 2024, and RMB139.7 million (US$20.0 million) in 2025. We cannot assure you that we will be able to generate net profits in the future. Our ability to achieve profitability will depend primarily on our ability to increase our gross margin, either by growing our revenues at a rate faster than our cost of revenues increase or by reducing our cost of revenues or operating expenses as a percentage of our net revenues. There can be no assurance that we will be able to improve gross margin or achieve profitability, and we may continue to experience losses in the future.

Our operating cash flow changed from a gain of RMB229.1 million to an inflow of RMB13.7 million (US2.0million) in 2025, as compared to our negative operating cash flow in the past. Our net cash used in operating activities was RMB567.9 million in 2023, our net cash provided by operating activities was RMB229.1 million (US$31.4 million) in 2024, and our net cash used in operating activities was RMB13.7 million (US2.0million) in 2025. The decrease was primarily due to changes in certain working capital accounts, principally, an increase of RMB199.3 million in accounts receivable and an increase of RMB75.7 million in inventories, partially offset by an increase of RMB165.5 million in accounts and notes payable and a decrease of RMB120.9 million in notes receivable. To the extent that we have negative operating cash flow in future years, we may need to allocate a portion of our cash reserves to fund our operations. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that we will be able to generate a positive cash flow from our operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favorable to our company.

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

Our accounts payable turnover days (inclusive of notes payable) were 136.6 days in 2023, 137.2 days in 2024, and 128.1 days in 2025. Our accounts payable turnover days on a GMV basis were 103.1 days in 2023, 110.9 days in 2024, and 111.1 days in 2025. Accounts payable turnover days on a GMV basis for a given period are equal to the average of the accounts payable and notes payable at the beginning and the end of the period divided by cost of GMV, which is equal to GMV minus gross profit, during the period and then multiplied by the number of days during the period. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our customers, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

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

Interruptions to or failures in warehousing and logistics services could prevent or delay the timely or successful delivery of the hazardous products sold on our platform. These interruptions or failures may be due to the third-party service providers’ failure to obtain and maintain requisite licenses or permits for storage and transportation of hazardous products in China or failure to comply with laws and regulations in Chinese mainland governing the storage and transportation of hazardous chemicals. Furthermore, their services could be interrupted as a result of certain unforeseen events that are beyond our or their control, such as inclement weather, natural disasters or labor unrest.

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

We recorded inventories of RMB625.4 million (US$85.7 million) as of December 31, 2024 and RMB669.8 million (US$ 95.8 million) as of December 31, 2025. Our inventory turnover days on a GMV basis1 were 26.7 days in 2023, 28.6 days in 2024, and 29.2 days in 2025. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

Some of the products sold on our platform contain significant amounts of commodity-priced materials, such as steel, copper, petroleum derivatives, or other materials or inputs required to manufacture certain MRO products and are subject to price changes based on fluctuations in the commodities market. The price of commodities has historically been subject to substantial volatility, which among other things, could be driven by economic, monetary, political, geographical or weather-related factors. Fluctuations in the price of fuel or increased demand for freight services, including as a result of armed conflicts or geopolitical tensions that disrupt global energy markets and critical maritime routes, could affect transportation costs. For example, the Russia-Ukraine conflict, the Hamas-Israel conflict, and the heightened military conflict involving the United States, Israel, and Iran have contributed to significant volatility in global energy prices and disruptions to key shipping lanes, including the Strait of Hormuz and the Red Sea. Our ability to pass on such increases in costs in a timely manner depends on market conditions. The inability to pass along cost increases could result in lower gross margins. In addition, higher prices could reduce demand for these products, resulting in lower spending.

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

We engage in sale and distribution of hazardous chemicals and have obtained the requisite licenses and permits such as Hazardous Chemicals Operation License (Excluding Storage Facilities) and Certification for the Production and Operation of Precursor Chemicals (Class 3). However, if we fail to maintain or renew the requisite licenses for our sale and distribution of hazardous chemicals, or if any of chemicals we sell or distribute become uncovered by such licenses and permits due to changes in laws and regulations in Chinese mainland, our business, financial condition and results of operations may be significantly and adversely affected.

As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the governmental authorities regarding our conducting our business without the above mentioned licenses. However, we cannot assure you that we will not be subject to any penalties in the future. As the MRO procurement service industry is still evolving in China, new laws and regulations may be adopted from time to time that require additional licenses and permits other than those we currently have, or that address new issues that may arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations in Chinese mainland applicable to the MRO procurement service industry.

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

The global macroeconomic environment faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict and the Hamas-Israel conflict have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. In addition, the heightened military conflict involving the United States, Israel, and Iran, which escalated significantly in February 2026, has led to profound instability in global financial and energy markets. These events, including the closure of strategic airspaces and critical maritime routes such as the Strait of Hormuz and the Red Sea, have contributed to dramatic increases in the price of oil and gas and created widespread market uncertainty. The ongoing disruptions caused by these military actions, and the potential for further escalation, could result in protracted and severe damage to the global economy and investment climate. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Moreover, the current regulatory regime for debt collection in Chinese mainland remains unclear, and as we expand overseas, we will be subject to regulatory regimes in other jurisdictions as well. Although we aim to ensure our collection efforts comply with the laws and regulations in Chinese mainland and other relevant jurisdictions, and we have established strict internal policies, we cannot assure you that such personnel will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to not be compliant with the laws and regulations in Chinese mainland or other relevant jurisdictions may result in harm to our reputation and business, which could further reduce our ability to collect payments, or may result in fines and penalties imposed by the regulatory authorities, any of which may have a material and adverse effect on our results of operations.

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

The online MRO procurement service industry in China is still developing, and the PRC government may require online MRO procurement platform operators, such as our company, to assist in the collection of taxes with respect to income generated by suppliers from transactions conducted on our platform. Suppliers operating businesses on our platform may be deficient in their tax registration. Tax authorities of Chinese mainland may enforce registration requirements that target these suppliers on our platform and may request our assistance in these efforts. As a result, these suppliers may be subject to more stringent tax compliance requirements and liabilities and their business on our platform could suffer or they could decide to terminate their relationship with us, which could in turn negatively affect us. According to the PRC E-Commerce Law, the e-commerce platform operators shall submit the identity information and the information related to tax payment of the merchants on the platform to the tax authorities. We may also be requested by tax authorities to assist in the enforcement of tax regulations, such as disclosure of transaction records and bank account information of the customers, and withholding against our customers. If that occurs, we may lose existing suppliers and potential suppliers might not be willing to operate their business on our platform. We may be subject to liabilities if we fail to cooperate with the tax authorities of Chinese mainland to assist in the enforcement as requested. Stricter tax enforcement by the tax authorities of Chinese mainland may also reduce the activities by customers on our platform. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to the higher level of scrutiny in terms of environmental protection and work safety in relation to hazardous products on our platform, as related laws and regulations are being established and implemented, which may increase cost and create restrictions to our business.

Our business is subject to a higher level of scrutiny from laws and regulations in Chinese mainland relating to environmental protection, work safety and occupational health matters. Under these laws and regulations, we are required to limit environmental pollution to a certain standard and protect the occupational safety of our employees.

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

We have adopted a stock incentive plan in 2022. See “Item 6. Directors, Senior Management and Employees-B. Compensation-Share Incentive Plan” for a detailed discussion. For the years ended December 31, 2023, 2024, and 2025 we recorded RMB17.4 million, RMB108.5 million (US$14.9 million), and RMB53.8 million (US$7.7 million) respectively, in share-based compensation expenses.

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

We regard our software registrations, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. For example, we regularly file applications to register our trademarks in Chinese mainland, but these applications may not be timely or successful and may be challenged by third parties. As Chinese mainland has adopted a “first-to-file” trademark registration system and there are trademarks similar to ours which have been registered in the same categories, we may not be able to successfully register our trademarks in such categories and may be exposed to the risk that we are held to be infringing third-party trademark rights. Moreover, for our trademarks unregistered in Chinese mainland, we may not be able to prevent a third-party from using our brand. There are others using trademarks similar to our trademarks. We believe our trademarks are vital to our business. We are in the process of filing cancellation requests for certain incumbent trademarks held by third parties on the basis of lack of sufficient usage. However, we cannot assure you that such requests would be successful, or that we can successfully register our trademarks at all.

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

Meanwhile, intellectual property protection is still a developing legal sector in Chinese mainland. We cannot predict the effect of future developments in this legal sector, including the promulgation of new laws and changes to existing laws or the interpretation thereof. As a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our turnover and competitive position. In addition, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to maintain and enforce intellectual property rights in Chinese mainland. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in Chinese mainland. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which maybe expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business have not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. From time to time in the future, we may be subject to legal proceedings, claims or penalties relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by the products and services available on our platform or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in Chinese mainland, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of Chinese mainland’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in Chinese mainland are still evolving and are uncertain, and we cannot assure you that the courts or regulatory authorities in Chinese mainland would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability and penalties for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

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

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act and has concluded that our internal control over financial reporting was effective as of December 31, 2025. Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, also attested that our internal control over financial reporting is effective.

We are a public company in the United States subject to the Exchange Act, Sarbanes-Oxley Act of 2002, and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. As we are not an emerging growth company anymore, we are now subject to the requirement to provide attestation by our independent registered public accounting firm on effectiveness of internal control over financial reporting.

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

Some of our leasehold interests in leased properties have not been registered with the competent PRC government authorities as required by laws and regulations in Chinese mainland, which may expose us to administrative fines of up to RMB10,000 for each of the unregistered lease agreements if we fail to remediate after receiving any notice from the competent PRC government authorities.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. Although from time to time, we may use hedging transactions in an effort to reduce our exposure to foreign currency exchange risk, these hedges may not be effective. In addition, our currency exchange losses may be magnified by Chinese mainland exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Risks Related to Doing Business in China

Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.

Laws regulating foreign investment in Chinese mainland include the PRC Foreign Investment Law and the Regulation on Implementing the PRC Foreign Investment Law, both effective from January 1, 2020. The PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council. While we do not operate in an industry that is currently subject to foreign investment restrictions or prohibition in Chinese mainland, it is uncertain whether our industry will be named in an updated “negative list” to be issued in the future. If our industry is added to the “negative list” or if the PRC regulatory authorities otherwise decide to limit foreign ownership in our industry, there could be a risk that we would be unable to do business in China as we are currently structured. If any new laws and/or regulations on foreign investments in Chinese mainland are promulgated and implemented, such changes could have a significant impact on our current corporate structure, which in turn could have a material adverse impact on our business and operations, our ability to raise capital and the market price of our ADSs. In such event, despite our efforts to restructure to comply with the then applicable laws and regulations in Chinese mainland in order to continue our operations in Chinese mainland, we may experience material changes in our business and results of operations, our attempts may prove to be futile due to factors beyond our control, and the value of the ADSs you invest in may significantly decline or become worthless.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in Chinese mainland are still owned or controlled by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from the PRC government. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in Chinese mainland could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth, and the growth rate of the Chinese economy has gradually slowed since 2010. Any prolonged slowdown in the Chinese economy may reduce the demand for our offerings of products and services and materially and adversely affect our business and results of operations. Furthermore, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

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

However, any future securities offerings and listings outside of Chinese mainland by our company, including, but not limited to, follow-on offerings, secondary listings and going-private transactions, will be subject to the filing requirements with the CSRC under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises and the supporting guidelines, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all. If we fail to obtain the approval or complete the filings and other regulatory procedures, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in Chinese mainland, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our Chinese mainland subsidiaries, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

In addition, the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted in 2006 and amended in 2009, requires overseas special purpose vehicles that are controlled by Chinese mainland companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of Chinese mainland domestic companies using shares of such special purpose vehicles or held by its shareholders as considerations to obtain the approval of the CSRC, or the CSRC approval, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the interpretation and application of the M&A Rules remain unclear, and our initial public offering may ultimately require approval of the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us or how long it will take us to obtain the approval, and even if we obtain such CSRC approval, such CSRC approval could be rescinded. Any failure to obtain or delay in obtaining CSRC approval for our initial public offering, or a rescission of such CSRC approval if we obtained, would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in Chinese mainland, restrictions or limitations on our ability to pay dividends outside of Chinese mainland, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

Han Kun Law Offices, our PRC counsel, has advised us based on their understanding of the current laws, rules and regulations in Chinese mainland that the CSRC’s approval under the M&A Rules may not be required for our initial public offering. However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that the PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required under the M&A Rules for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for our initial public offering. On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As the interpretation of these opinions remains unclear, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures are required, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures, or a rescission of any such approval if we obtained, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization. These sanctions may include fines and penalties on our operations in Chinese mainland, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from the overseas securities offerings into Chinese mainland, restrictions on or prohibition of the payments or remittance of dividends by our Chinese mainland subsidiaries, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

In particular, laws and regulations in Chinese mainland concerning the internet-related industries are developing and evolving. Although we have taken measures to comply with the laws and regulations applicable to our business operations and to avoid conducting any non-compliant activities under these laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating internet-related industries. We cannot assure you that our business operations would not be deemed to violate any such new laws or regulations in Chinese mainland. Moreover, developments in the internet-related industries may lead to changes in laws, regulations and policies in Chinese mainland or in the interpretation and application of existing laws, regulations and policies, which in turn may limit or restrict us and could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since Chinese mainland judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

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

We conduct our business primarily through our Chinese mainland subsidiaries. Our operations in Chinese mainland are governed by laws and regulations in Chinese mainland. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operations, and our Class A ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in Chinese mainland-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

The evolving Chinese mainland regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in March 2018, the State Council announced the establishment of a new department, the Office of the Central Cyberspace Affairs Commission (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry, and the National Computer Network and Information Security Management Center was adjusted to be managed by the Office of the Central Cyberspace Affairs Commission Office, instead of the Ministry of Industry and Information Technology.

The interpretation and application of existing laws, regulations and policies and possible new laws, regulations or policies in Chinese mainland relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in Chinese mainland, including our business. We have obtained the Value-Added Telecommunication License in the subcategory of the Electronic Data Interchange License, a value-added telecommunications business operating license required for provision of the online data processing and transaction processing services, and other permits required for operating our business. However, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in Chinese mainland or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions may have a material adverse effect on our business and results of operations. For details on regulations in Chinese mainland which may affect our business, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in Chinese mainland, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong, including our auditor who is headquartered in Chinese mainland. On December 15, 2022, the PCAOB removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and an exchange may determine to delist our securities. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

In March 2018, the State Administration for Market Regulation was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, the National Development and Reform Commission, and the former State Administration for Industry and Commerce, respectively. Since its inception, the State Administration for Market Regulation has continued to strengthen anti-monopoly enforcement. In December 2018, the State Administration for Market Regulation issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its provincial branches to conduct anti-monopoly enforcement within their respective jurisdictions. In April 2024, the State Administration for Market Regulation issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, the Chinese mainland regulators have been increasingly focused on inspection and regulation on potential noncompliance with anti-unfair competition and anti-monopoly related laws. For example, in April 2021, the State Administration for Market Regulation, the Cyberspace Administration of China and the SAT held an administrative guidance meeting for internet platform enterprises. During the meeting, it was pointed out that illegal activities including, among other things, forcing the implementation of “choose one” among the enterprise and its competitors, abusing dominant market position, “cash burning” to seize the “community group buying” market, and of the application of big data analysis to the disadvantage of existing customers, shall be prohibited and rectified. In addition, many platforms, including 34 enterprises which attended such administrative guidance meeting as representatives of internet platform enterprises, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The competent administration for market regulation will organize and conduct inspections on the platforms’ rectification results. If the platforms are found to conduct illegal activities including forcing the implementation of “choose one” among them and their competitors, abusing dominant market position, and infringing consumers rights and interests, they will be imposed with more severe penalties in accordance with the laws. We have been conducting necessary self-inspection and rectifications in accordance with such guidance and are working on some of the rectification procedures, such as concentration notification for past deals. We cannot guarantee you that we will not be subject to more similar or even stricter rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times. As a result of the regulators’ focus on anti-monopoly and anti-unfair competition compliance and enhanced regulation of platform enterprises, our business practice and expansion strategy may be subject to heightened regulatory scrutiny. In order to comply with existing laws and regulations and new laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses and adjusting investment activities, which may adversely affect our business operation, growth prospects and reputation. In addition, we cannot assure you that our efforts are sufficient to comply with the all the applicable laws and regulations on anti-monopoly and anti-unfair competition and the authorities’ requirements in all respects. Any anti-monopoly or anti-unfair competition related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions, required divestitures, limitations on certain pricing and business practices or significant fines. As a result, we may be subject to significant difficulties in operating our current business and pursuing our investment and acquisition strategy.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in Chinese mainland and substantially all of our assets are located in Chinese mainland. In addition, most of our senior executive officers reside within Chinese mainland for a significant portion of the time and many of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management inside Chinese mainland. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or Chinese mainland would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in Chinese mainland may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between Chinese mainland and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the courts in Chinese mainland will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court in Chinese mainland would enforce a judgment rendered by a court in the United States. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in Chinese mainland.

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

We believe none of our entities outside of Chinese mainland is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the tax authorities of Chinese mainland and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the tax authorities of Chinese mainland determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to a uniform tax rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders (including our ADS holders) that are non-resident enterprises, subject to any reduction set forth in applicable tax treaties. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a tax rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to at a tax rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country or area of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of Chinese mainland assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying Chinese mainland assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of past or future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The tax authorities of Chinese mainland may pursue such nonresident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our Chinese mainland subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The tax authorities of Chinese mainland have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the tax authorities of Chinese mainland make adjustments to the taxable income of the transactions under Bulletin 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We cannot assure you that the tax authorities of Chinese mainland will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the tax authorities of Chinese mainland may have a negative impact on potential acquisitions we may pursue in the future.

If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the tax authorities of Chinese mainland, we may be required to pay tax, interest and penalties in excess of our tax provisions. Discontinuation of any preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The Chinese government has provided tax incentives to our Chinese mainland subsidiaries, primarily in the form of reduced enterprise income tax rates.

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

In addition, certain of our Chinese mainland subsidiaries enjoy local government subsidies. Any increase in the enterprise income tax rate applicable to our Chinese mainland subsidiaries, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our subsidiary in Chinese mainland, could adversely affect our business, financial condition and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the tax authorities of Chinese mainland successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.

Companies operating in Chinese mainland are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in Chinese mainland given the different levels of economic development in different locations. Companies operating in Chinese mainland are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. With respect to the underpaid employee benefits, we may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. With respect to the under-withheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices (e.g., engaging third-party human resource service providers to pay social insurance and housing funds for our employees on our behalf) are deemed to be in violation of laws and regulations in Chinese mainland.

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

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the PRC Anti-monopoly Law, which was promulgated by the Standing Committee of the National People’s Congress, became effective in 2008 and was last amended on August 1, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the PRC anti-monopoly law-enforcement agency under the State Council before they can be completed. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related service providers on online platforms. It also stipulates that any concentration of undertakings shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the thresholds for clearance under the applicable laws, an internet platform operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Therefore, our acquisitions of other entities that we make in the future (whether by ourselves or our subsidiaries) that meet the thresholds for clearance, may be required to be reported to and approved by the anti-monopoly law enforcement agency in Chinese mainland, and we may be subject to penalty including, but not limited to, a fine of no more than RMB500,000 if we fail to comply with such requirement. On January 28, 2026, the State Administration for Market Regulation promulgated and implemented the Anti-Monopoly Compliance Guidelines for Internet Platforms, which are designed to support platform operators in preventing anti-monopoly compliance risks and enhancing internal management systems, with the objectives of protecting relevant parties’ rights, maintaining fair competition, and fostering the innovative and healthy development of the platform economy. In addition, the security review rules which were issued by the Ministry of Commerce and became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by the National Development and Reform Commission and the Ministry of Commerce and became effective from January 18, 2021. These measures specify the security review mechanism on foreign investment, including the types of investments subject to review and review scopes and procedures.

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

PRC regulations relating to offshore investment activities by PRC residents may limit the ability of our Chinese mainland subsidiaries to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions.

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

Under these foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies are required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update its previously filed SAFE registration, to reflect any material change involving its round-trip investment. If any PRC shareholder fails to make the required registration or update the previously filed registration, the Chinese mainland subsidiary of that offshore parent company may be restricted from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be restricted from injecting additional capital into its Chinese mainland subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas or into Chinese mainland within a period of time specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas or into Chinese mainland and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal.

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

In addition, our offshore financing activities, such as the issuance of foreign debt, are also subject to laws and regulations in Chinese mainland. In accordance with such laws and regulations, we may be required to complete filing and registration with the National Development and Reform Commission prior to such activities. Failure to comply with the requirements may result in administrative meeting, warning, notification and other regulatory penalties and sanctions.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations since our company has become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our Chinese mainland subsidiaries and limit the ability of our Chinese mainland subsidiaries to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under the PRC laws.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options and/or are granted restricted shares will be subject to PRC individual income tax. Our Chinese mainland subsidiaries have obligations to file documents related to employee share options and/or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

We may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

ZKH Group Limited is a Cayman Islands holding company and it relies principally on dividends and other distributions on equity from our Chinese mainland subsidiaries for its cash requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders for services of any debt it may incur. If our subsidiary in Chinese mainland incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to ZKH Group Limited. Under laws and regulations in Chinese mainland, each of our Chinese mainland subsidiaries may pay dividends only out of its respective accumulated profits as determined in accordance with accounting standards in Chinese mainland and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to ZKH Group Limited as dividends. Some of our Chinese mainland subsidiaries are required to allocate general risk reserves prior to the distribution of dividends.

Our Chinese mainland subsidiaries generate essentially all of their revenue in Renminbi, and cash transfers from our Chinese mainland subsidiaries to their parent companies outside of Chinese mainland are subject to PRC government control of currency conversion. As a result, any restriction on currency exchange may limit the ability of our subsidiary in Chinese mainland to use their Renminbi revenues to pay dividends to ZKH Group Limited.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our Chinese mainland subsidiaries to pay dividends or make other kinds of payments to ZKH Group Limited could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the Chinese mainland central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

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

Although substantially all of our business operations are in Chinese mainland, it is unclear whether the dividends ZKH Group Limited pays with respect to the shares or ADSs of ZKH Group Limited, or the gains realized from the transfer of the shares or ADSs of ZKH Group Limited, would be treated as income derived from sources within Chinese mainland and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of the ADSs of ZKH Group Limited or on dividends paid to our non-resident investors, the value of your investment in the ADSs of ZKH Group Limited may be materially and adversely affected. Furthermore, ZKH Group Limited’s shareholders whose jurisdictions of residence have tax treaties or arrangements with Chinese mainland may not qualify for benefits under these tax treaties or arrangements.

In addition, pursuant to the Arrangement Between Chinese mainland and Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, if a Hong Kong resident enterprise owns more than 25% of the equity interest of a Chinese mainland company at all times during the twelve-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on the dividend is reduced to 5%; provided that certain other conditions and requirements are satisfied at the discretion of the PRC tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from the reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. If our Hong Kong subsidiary is determined by the PRC government authorities as receiving benefits from reduced income tax rates due to a structure or arrangement that is primarily tax-driven, the dividends paid by our Chinese mainland subsidiaries to our Hong Kong subsidiary will be taxed at a higher rate, which will have a material adverse effect on our financial performance.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our Chinese mainland subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

ZKH Group Limited is an offshore holding company conducting its operations in Chinese mainland through our Chinese mainland subsidiaries. ZKH Group Limited may make loans to our Chinese mainland subsidiaries, it may make additional capital contributions to our Chinese mainland subsidiaries, it may establish new subsidiaries in Chinese mainland and make capital contributions to these new subsidiaries in Chinese mainland, or it may acquire offshore entities with business operations in Chinese mainland in an offshore transaction. To the extent cash or assets in the business is in Chinese mainland or a PRC entity, the funds and assets may not be available to fund operations or for other use outside of Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of ZKH Group Limited or its subsidiaries by the PRC government to transfer cash or assets.

Most of these ways are subject to PRC regulations and approvals or registration. For example, loans we make to our wholly owned subsidiaries in Chinese mainland to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned subsidiaries in Chinese mainland by means of capital contributions, these capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with the PRC Ministry of Commerce, or registration with other governmental authorities in Chinese mainland. Due to the restrictions imposed on loans in foreign currencies extended to Chinese mainland domestic companies, we are not likely to make such loans to our domestic subsidiaries in Chinese mainland. Further, we are not likely to finance the activities of our domestic subsidiaries in Chinese mainland by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in certain businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective June 2015. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our Chinese mainland subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 25, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in Chinese mainland, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. There are substantial uncertainties regarding the interpretation and application of SAFE Circular 28.

In light of the various requirements imposed by the PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans to our Chinese mainland subsidiaries or future capital contributions we make to our Chinese mainland subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our Chinese mainland subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we may receive from our securities offering and to capitalize or otherwise fund our operations in Chinese mainland may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of Chinese mainland. We receive substantially all of our income in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our Chinese mainland subsidiaries to fund any cash and financing requirements payable outside of Chinese mainland. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, cash generated from the operations of our Chinese mainland subsidiaries may be used to pay dividends to our company without prior approval of SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of Chinese mainland to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our Chinese mainland subsidiaries to pay any debts they may incur in a currency other than Renminbi owed to entities outside Chinese mainland, or to make other capital expenditure payments outside Chinese mainland in a currency other than Renminbi.

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

The trading price of our ADSs has been volatile and has ranged from a low of US$2.5 per ADS to a high of US$21.91 per ADS since our ADSs started to trade on the NYSE, and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Certain executive officers, an employee, a former director, a former senior management, and an employee shareholding platform of our company, collectively, or the Management Shareholders, beneficially owned all of our issued Class B ordinary shares. As of March 31, 2026, Mr. Long Chen beneficially owned 890,677,378 Class B ordinary shares, representing 16.0% of our total outstanding ordinary shares and 73.9% of our total voting power; and the Management Shareholders other than Mr. Long Chen, as a group, in aggregate beneficially owned 132,217,512 Class B ordinary shares, representing 2.4% of our total outstanding ordinary shares and 11.0% of our total voting power. Each of the shareholding entities of the Management Shareholders other than Mr. Long Chen executed an irrevocable proxy and power of attorney, pursuant to which the voting rights of all Class B ordinary shares held by it have been irrevocably and fully delegated to Mr. Long Chen, causing Mr. Long Chen’s total voting power to increase to 84.9% as of March 31, 2026.

As a result of the dual-class share structure, the delegation of voting rights and the concentration of ownership, Mr. Long Chen has considerable influence over matters requiring shareholders’ approval, such as decisions regarding mergers and consolidations, election of directors, amendments to our memorandum and articles of association and other significant corporate actions, except that holders of Class B ordinary shares shall abstain from voting in the event that ZKH Group Limited seeks its shareholders’ approval with respect to any amendment of its Amended and Restated 2022 Stock Incentive Plan. Holders of our Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders. As of March 31, 2026, we have 105,592,291ADSs outstanding, representing 3,695,730,185 Class A ordinary shares. Holders of these ADSs beneficially own 66.4% of our total ordinary shares on an as-converted basis and 12.3% of the aggregate voting power. This concentration of ownership will discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control may significantly limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States federal income tax consequences.

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

Based upon an analysis of our income, assets and market capitalization, including the value of our goodwill, we do not believe that we were a PFIC for the taxable year ended December 31, 2025. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The value of our assets (e.g., goodwill) for purposes of the asset test may be determined by reference to the market price of our ADSs, meaning that fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years. There can be no assurance that we will not be or become a PFIC for the current taxable year or any future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition, or results of operations.

New tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted differently, changed, repealed or modified at any time. Any such enactment, interpretation, change, repeal, or modification could adversely affect us, possibly with retroactive effect. For example, in the United States, the One Big Beautiful Bill Act enacted in 2025, the Inflation Reduction Act enacted in 2022 (IRA), the Coronavirus Aid, Relief, and Economic Security Act enacted in 2020, and the Tax Cuts and Jobs Act enacted in 2017 made many significant changes to the U.S. tax laws.

Outside the U.S., various governments and organizations are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue, including the Organisation for Economic Co-operation and Development’s Base Erosion and Profit Shifting Project (BEPS 2.0). These laws or any future tax reform legislation could have a material impact on the value of our deferred tax assets, result in significant one-time charges, and increase our future tax expenses.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions passed by the shareholders, and the register of mortgages and charges, of such companies) or to obtain copies of register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

ZKH Group Limited is a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted through our Chinese mainland subsidiaries. In addition of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and in Chinese mainland may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it; provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. For more information regarding the relevant laws of the Cayman Islands, Chinese mainland and Hong Kong, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Enforceability of Civil Liabilities.”

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

We incur increased costs as public company.

We are a public company and incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs may negatively affect our financial results. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. Our management is required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We evaluate and monitor developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you do not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You are only able to exercise the voting rights with respect to the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may only vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You are not able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the Class A ordinary shares and become the registered holder of such Class A ordinary shares prior to the record date for the general meeting. Under our currently effective memorandum and articles of association, the minimum notice period required for convening a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying Class A ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. Furthermore, as a Cayman Islands exempted company, we are not obliged by the Companies Act (As Revised) of the Cayman Islands to call shareholders’ annual general meetings, and in your capacity as an ADS holder, you will not have any rights to call or requisition a shareholders’ meeting.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not timely provide voting instructions to the depositary in accordance with the deposit agreement, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not timely provide voting instructions to the depositary, the depositary will give us a discretionary proxy to vote the underlying Class A ordinary shares represented by your ADSs at shareholders’ meetings unless:

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

The effect of this discretionary proxy is that if you do not timely provide voting instructions to the depositary in the manner required by the deposit agreement, you cannot prevent the underlying Class A ordinary shares represented by your ADSs from being voted, except under the circumstances described above. This may make it more difficult for ADS holders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

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

We believe our market leadership roots in our ability to efficiently curate and timely deliver superior products optimally aligned with our customers’ demands through a transparent, intuitive, and intelligent procurement experience. We provide MRO procurement solutions to a large, diversified and loyal customer base mainly through our two major online platforms in China, ZKH platform and GBB platform. We directly served over 155,000 customers on our ZKH platform and GBB platform in 2025, representing an increase of approximately 85.6% from 2024. Our coveted customer base includes large corporations (including multi-national corporations), small- and mid-sized enterprises (“SMEs”), state-owned enterprises (“SOEs”), and retailers and micro businesses from various industry sectors. Our loyal, diversified customer base supported a resilient business performance in 2025 despite challenges in the demand environment, enabling our GMV to reach approximately RMB10.1 billion, with a 96.6% retention rate for our top 500 customers by GMV in 2025.

We offer hyper-personalized product curation to our customers from a comprehensive selection of high-quality, value-for-money MRO products. Our online platforms provide MRO products covering major MRO product lines and approximately 23.2 million SKUs as of December 31, 2025, including our private label products and third-party products that we procured from over 19,000 suppliers in 2025. Empowered by cutting-edge AI tools and big data, our dedicated team’s extensive expertise in professional and industrial grade MRO products enable us to deliver a bespoke curation optimally aligned with each customer’s demand from a myriad of products with complicated technical specifications, varying application scenarios, and disparate supply-chain compliance capabilities. Our comprehensive product offerings and insightful, data-drive product curation capability possess a powerful networking effect and continue to help us retain key customers in the most lucrative market segment in the MRO industry, as evidenced by the increase of the number of our high-spending customers2 from over 1,000 in 2021 to over 1,500 in 2025.

2 “High-spending customers” refers to customers who spend over RMB1 million in any fiscal year.

Timely and reliable fulfillment is the cornerstone for our success. Our strategically positioned distribution centers, smart vending machines, and dedicated teams work together to streamline logistics, reduce costs, and enhance customer experience through rapid, flexible, and precise deliveries. Our nationwide fulfillment network consisted of 30 distribution centers, 107 transit warehouses and over 5,600 EVM smart vending machines as of December 31, 2025. We maintained a dedicated team of over 600 warehouse personnel and fulfillment service managers and over 200 delivery vehicles as of December 31, 2025 to address businesses’ customized fulfillment requests. In 2025, we have achieved next-business day delivery for certain of our orders, and majority of our customer-requested delivery windows are consistently met.

Our agentic AI tools, built upon a robust technology infrastructure and vast industrial data, transform the opaque, labor-intensive MRO procurement workflows to a streamlined, transparent, and cost-efficient process. We believe MRO procurement is essential to manufacturing operations but remains complex, with businesses often purchasing a wide range of long-tail products in small quantity from various vendors operating on disjointed protocols. As Chinese manufacturers expand globally, the demand for scalable, efficient MRO solutions grows. In the meantime, the rise of agentic AI and large language models creates room for improved efficiency and service quality across the entire procurement process. To capture these market opportunities, we provide a one-stop MRO procurement solutions powered by innovative agentic AI tools that directly address the critical pain points of supplies management and industrial procurement. Our industry-leading agentic AIs like ProductRecom Agent optimize product offerings by delivering precise product recommendations, while MRO Procure Agent and AI Material Management Agent revolutionize the procurement workflows by automating labor-intensive procurement tasks, standardizing disjointed supplies management protocols, and integrating complex data into intuitive, customer-friendly catalogues. This transformation effectively reduces procurement costs, increases efficiency throughout the procurement lifecycle, and rapidly aggregating traffics to our platforms.

Our Business Model

We are a China-based B2B e-commerce platform that provide one-stop MRO procurement solutions with an international footprint. Built upon our deep industry know-how and supported by our cutting-edge technology and robust fulfillment capabilities, we offer a comprehensive selection of value-for-money MRO products, as well as online transaction services and end-to-end fulfillment services to participants across the industry value chain. Our MRO procurement solutions are mainly delivered through our two major online platforms in China, ZKH platform and GBB platform.

We tactically started with providing one-stop MRO procurement services to large corporations in China. Since then, we have been expanding our services and product lines, building out our supply chain and fulfillment capabilities, and firmly establishing our reputation in timely delivering professionally curated MRO products on demand. To optimize customer experience and enhance synergy, we also provide full-suite transaction services across the entire value chain, covering product sourcing and selection, transaction management, inventory management, and end-to-end fulfillment. As our product sales model achieved substantial scale, we also expanded into marketplace model to further scale up our business. Following our success with established large enterprises, we developed a dual-platform strategy to diversify our customer base. Since December 2024, we have proactively broadened our international presence to tap into key global markets such as the U.S.

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

By customer type, we mainly serve (i) large to small- and mid-sized corporations on our ZKH platform and (ii) retailers and micro businesses on our GBB platform. By revenue model, we derive revenue from our product sales model and our marketplace model. Under our product sales model, we purchase products from suppliers and sell them to our customers on a principal basis. Under our marketplace model, suppliers sell products to customers over our platform and pay us commissions on sales. On our ZKH platform, we operate both our product sales and our marketplace model, and on our GBB platform, we currently primarily operate our product sales model.

Dual Platform Strategy to Serve Diverse Customer Demands. Our dual platform strategy aims to serve diverse customer demands and strengthen resilience in our business performance. Our ZKH platform and GBB platform are highly scalable and complementary. We first started our operations on our ZKH platform for enterprise customers and have developed core capabilities in industry insights, technology empowerment and supply chain effectiveness over the past years. By leveraging the infrastructure we have built, we launched our GBB platform for retailers and micro businesses. Our ZKH platform continues to attract enterprise customers with highly complex procurement process and contributes a majority of our sales. Our GBB platform allows us to tap into the large yet fragmented MRO procurement demand from a vast network of retailers and micro businesses and expands our scale in a cost-effective way with low working capital requirements.

●	ZKH platform for large to small - and mid- sized businesses. Our large to small - and mid-sized enterprise customers value superior price-to-performance ratios and rely on our comprehensive offerings and cutting-edge AI tools to optimize products sourcing. In addition to MRO products, we provide value-added MRO procurement and management services that streamline complicated, laborious enterprise procurement process for enterprise customers. Rooting in our purpose-built supply chain infrastructure and rich knowledge in industrial-grade MRO products, these procurement and management services have increased our appeal to enterprise customers, enabling us to effectively accumulate and retain customers on our ZKH platform. In 2025, GMV from ZKH platform reached RMB 9.1 billion, contributing 89.8% of our GMV.
●	GBB platform for retailers and micro businesses. Retailers and micro businesses with less complex procurement process value readily available products at competitive prices and are willing to use cash settlement. Traditionally, retailers and micro businesses rely on offline channels to procure MRO products and often face challenges of price opacity, product selection, product availability and low bargaining power. GBB platform addresses these pain points by curating value-for-money MRO products among a wide selection of authentic, readily available products with transparent pricing and detailed technical specifications. In 2025, GMV from GBB platform reached RMB1.0 billion, contributing 10.2% of our GMV.

Dual-Business Model to Scale Up Our Operations. Our dual business model, consisting of a product sales model and a marketplace model, enhances synergy and build business scale. We currently generate a majority of our revenues from our product sales model, under which we purchase products from suppliers, manage inventories, and sell to our customers. As our product sales grew substantially in size and we have accumulated supply chain management capabilities, we launched our marketplace model. Customers under our marketplace model still have the same access to our fulfillment services and after-sale services. GMV from our product sales model and marketplace model reached RMB8,829.0 million and RMB 1,304.5 million, contributing 87.1% and 12.9 % of our GMV, respectively, in 2025.

Overseas Expansion to Capture Growth Opportunities. With the growing global demand of Chinese MRO products and trend of Chinese manufacturers expanding globally, we proactively broaden our international presence to support these enterprises in meeting MRO procurement demands across key global markets. Our strategy is dual-pronged: serving China-outbound manufacturing customers in emerging regions, while implementing a localized operational model in developed markets such as the U.S. and Europe.

●	Global support for Chinese enterprises. In markets including Southeast Asia, South America, Africa and the Middle East, we pursue a strategy of serving China-outbound manufacturing customers. By leveraging on our existing business relationship with customers in China, we provide targeted MRO procurement services to support their local manufacturing facilities overseas. As of March 31, 2026, our fulfillment network for this business segment has expanded to 17 countries.

●	Localized strategy in the United States. In the U.S. market, we operate through our localized subsidiary and e-commerce platform, NorthSky Supply platform, which launched in December 2024. We penetrate this market by leveraging our robust supply chain capabilities, a curated selection of cost-effective products, and innovative technological advantages. Our U.S. business primarily serves small- and medium-sized enterprises, providing them with a trusted destination for industrial supplies without the typical brand premium.
o	Product offering and exclusive brands: As of March 31, 2026, our NorthSky Supply platform offers over 1,000 SKUs across diverse categories, including personal protective equipment, hand and power tools, machinery accessories, tapes and labels, shipping and storage materials, and HVAC equipment. We have strategically expanded our SKU count in warehouse-centric categories, such as material handling and storage. Our product portfolio features our private labels, including (i) Black Canyon, which focuses on hand tools, machinery accessories, measuring and marking tools, testing equipment, and power tool accessories, and (ii) Olympia, which provides comprehensive safety and security solutions, including hand, respiratory and ear protection, as well as facility safety products.
o	Omni-channel sales and localized services: In addition to NorthSky Supply platform, we sell our products through major U.S. e-commerce platforms, such as Amazon, to maximize market reach. Our U.S. operations are supported by a localized management and service infrastructure, including a key account sales team and a dedicated domestic customer service center.
o	Fulfillment excellence: To ensure timely nationwide delivery, we have expanded our logistics footprint. As of March 31, 2026, we rent a total of seven local warehouses, including two new facilities in Houston and five warehousing facilities located in Texas, California, Georgia, New Jersey, and Illinois. This network enables us to achieve delivery times as fast as two to three days for most locations across the United States.
o	High quality and compliance: Our NorthSky Supply platform is also committed to compliance with stringent U.S. and European standards. We provide comprehensive product certifications and testing reports to guarantee that every item meets the required regulatory and safety criteria, offering transparency and high-quality assurance to our global customer base.

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

Comprehensive product base with on-demand availability

We provide a comprehensive selection of readily available MRO products to satisfy varying demands of our diversified customer base. We offer a broad range of MRO products covering major MRO product lines and approximately 23.2 million SKUs on our platforms as of December 31, 2025. Our selection features a mix of private label products, well-known brand names, and third-party supplier offerings. Each SKU is carefully chosen from thousands of brands and millions of products, ensuring that only those with superior performance and advanced technology make the cut, delivering reliable and innovative solutions to meet our customers’ industrial needs. In 2025, we procured from over 19,000 suppliers for our platform. We had five major product categories consisting of 32 product lines available on our platform as of December 31, 2025 as follows.

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

Consistent product availability is the essence of a positive procurement experience and the backbone to ensure customer loyalty. We are shifting from a sourcing-oriented mode to an assortment-oriented mode to increase our in-stock products availability to increase transaction efficiency and lower transaction costs. With accurate demand forecasts, strategic supplier-platform relationship, and superior capability in inventory management, we are able to offer readily available products to ensure timely fulfillment. We have managed, digitalized and standardized the parameters of a massive catalogue of SKUs, which cannot be achieved by traditional MRO distributors with limited digital capabilities. We have also adopted an intelligent inventory management system that helps us set the optimal inventory level of various SKUs by determining the type of products to be kept in stock at the right time and right place and procurement frequency. Leveraging this inventory level optimization model, our inventory turnover days on a GMV basis remained stable at around 30 days. Our supply chain reliability is further enhanced by fusing superior inventory management capability with our strategically positioned fulfillment network, which has realized as fast as next-business day delivery for certain of our orders by end of 2025.

Professional curation to optimally align with customer needs

Leveraging on deep industry know-how and accumulated big data, our dedicated product team endeavor to curate products that optimally align with our customers’ business needs. A majority of MRO procurement demands in China focus on professional and industrial grade MRO products, including equipment parts, chemicals, and manufacturing parts. Sourcing these specialized products from a massive catalogue of MRO offerings remain challenging to many enterprises. Our product team are committed to present a hyper-personalized curation of industrial grade MRO products with competitive price, high quality, and exceptional performance through market study and a thoughtful selection process. Our rich knowledge of industrial products is built upon our experience professional team’s visibility into expansive industry data. We are developing a ZKH MRO Dictionary covering all of our product offerings, which consisted of approximately 23.2 million SKUs as of December 31, 2025, based on comprehensive market research and distill product insights by our dedicated team. Through data cleaning, standardization and classification, ZKH MRO Dictionary labels each of our product offerings with standardized data benchmarks and follows consistent nomenclature, allowing us to match products with our customers’ varying business needs. This innovation also facilitates cross-brand product selection and substitution, which helps optimizes procurement cost structure and enhances supply chain responsiveness.

Private label products to promote higher margin

The private label products in our products mix provide exceptional quality at competitive prices to our customers and enable us to promote higher margin. Our private label products initially and strategically target general consumables and office supplies, the sales of which are heavily impacted by price-to-performance ratios and less driven by brand recognition, and further expanded into complicated products such as hand tools and power tools. Our current private label lines in China include general MRO products sold under our ZKH brand name; PPE sold under our Andanda brand name. Our two primary private labels in the U.S. market are Olympia, specializing in PPE and security products; Black Canyon, offering hand tools, machinery accessories, measuring tools, and testing equipment. We believe our private label products portfolio is of superior price-to-performance ratios, and it strategically positions us to capture margin expansion opportunities. In 2025, GMV from private label products reached RMB843.9 million, contributing to 8.3% of our total GMV in 2025. Going forward, we are strategically positioned to sustain the growth momentum of our private label products and further increase its contribution to GMV. We will continue to scale investments in product design, R&D, testing, and sourcing capabilities with respect to the private label products. To advance this initiative, we have designated our Taicang factory as an innovation hub, where we are building an integrated product development ecosystem encompassing R&D, testing, and technical analysis capabilities. By developing an integrated product development system, we aim to enhances our ability to deliver professional product curation services through benchmarking, optimization, and scenario-based customization, thereby accelerating commercialization of our private label products. Concurrently, we are improving our quality control systems, including establishing collaborative laboratories with nationally accredited quality supervision institutions, in order to enhance our product testing capabilities and ensure consistent and reliable quality of private label products.

Agentic AI-powered MRO Procurement Solutions

We have built a full-stack AI architecture purpose-built for the MRO procurement domain. Our architecture consists of a proprietary industrial data layer, a domain-specific knowledge graph, and a model layer powered by MRO vertical large language model enhanced through retrieval-augmented generation, tool-calling and multi-agent orchestration. On top of this foundation, specialized AI agents operate across product identification, demand matching, order execution, materials standardization and fulfillment routing. The architecture forms a continuously learning, closed-loop procurement engine in which data, reasoning and execution reinforce one another in real time.

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

Elevating product competitiveness and intelligent customer experience with increased sales efficiency

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

●	Streamlined collaboration enabled by AI-driven information integration. AI Material Management Agent, our pioneering agentic AI tool for supplies management and information integration, effectively reduce procurement inefficiency by streamlining the collaboration among all value chain participants. The lack of standardized and integrated supplies management protocols and nomenclature systems across supply chain participants has resulted in systematic efficiency challenges, including operational delays, human errors, and suboptimal cost structures. As a first-in-kind agentic AI in China’s MRO procurement industry, AI Material Management Agent seamlessly organizes and standardizes complex, multi-format data from customers and suppliers into precise catalog with consistent technical parameters and unique item codes. The impact on operational efficiency has been transformative: whereas processing 1,000 lines of material data previously required approximately 15 person-days of manual labor, our AI Material Management Agent can now complete the same task in roughly three minutes. By revolutionizing supplies sorting, it has slashed tasks that once took a full day to just an hour, dramatically reducing management costs and minimizing human error. Future enhancements will introduce real-time feedback and chat-based product inquiries, further expanding its capabilities.

●	Automated product selection and autonomous curation. Our agentic AI framework elevates product competitiveness by advancing our product curation capabilities for a diversified customer base. ProductRecom Agent, our AI-driven product recommendation tool, curate hyper personal product selection within one click. Customers can upload a shopping list to our platform and our system can automatically search and match products available on our platform, and recommend alternatives based on big data and our advanced models. By analyzing industry-specific workflows and building detailed customer purchasing profiles, it delivers precise, data-driven insights into evolving procurement needs. ProductRecom Agent, launched in the fourth quarter of 2024, served more than 30,000 customers in 2025 and generated over RMB200 million in cumulative sales by improving supply and demand matching and conversion efficiency.
●	Seamless procurement process supported by agentic AI. Built on advanced MRO vertical AI model and a comprehensive MRO industry knowledge base, MROProcure Agent, our full life-cycle support AI agent, delivers an intelligent, autonomous alternative to the traditional procurement experience by automating the MRO procurement process and reducing the need for extensive manual intervention. MROProcure Agent takes the form of an intuitive chatbot integrated with multiple platforms and assists our customer on a 24-7 basis. MROProcure Agent excels in offering a seamless experience across multiple domains, including product recommendations, intelligent customer support, logistics tracking, order management, and knowledge-based Q&A. As of March 31, 2026, MROProcure Agent had been embedded in over 30,000 Enterprise WeChat groups for customers and suppliers, where it automatically answers or assists in answering customer and supplier inquiries.

Improving operational leverage through automation initiatives

By leveraging advanced AI technology, we continue to automate labor-intensive tasks throughout our service cycle, which improves our efficiency internally and optimizes our operational leverage. We internally developed the robotic process automation (“RPA”) technology that utilizes software robots to automate repetitive tasks of human in key procedures of MRO procurement, including inquiries, orders, shipment and invoicing. The number of RPA bots grew from over 1,400 in 2024 to approximately 5,000 in 2025, which exceeded the size of its human workforce and have become core infrastructure supporting scalable intelligent operations. Over the course of the year of 2025, these digital employees helped save substantial amount of labor hours. Our AI intelligent workbench integrates AI capabilities such as natural language processing to support the completion of complex procurement processes through conversational interaction, significantly reducing manual cross-system operations. It has achieved automation in 56 process scenarios, such as creating an order with one-sentence. AI Smart Workbench significantly reduced cross-system manual operations and enabled the transition of business processes from a high-touch to a low-touch operating model. In 2025, AI Smart Workbench autonomously executed more than 520,000 system operations and improved productivity in process-intensive roles, with customer service and procurement productivity up approximately 45% and 50%, respectively, year over year. The AI intelligent workbench will continue to enhance the agent’s understanding and operational capabilities regarding business processes, further realizing the transition from “Low-Touch” to “No-Touch.”

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

End-to-end fulfillment

As of December 31, 2025, we had a fulfillment network that covered the majority of major industrial hubs in China with 30 distribution centers and 107 transit warehouses, comprising an aggregate gross floor area of over 183,000 square meters. We had a team of over 611 warehouse personnel and fulfillment service managers and over 200 delivery vehicles to provide warehousing and end-to-end services to our customers and deployed over 5600 EVM smart vending machines to realize order-on-demand delivery in customers’ facilities, as of December 31, 2025. We intend to extend our fulfillment capabilities to other industry participants. For example, we may further explore business opportunities in lending spaces in our warehouses to and sharing logistics resources with the public.

We flexibly engage suppliers to carry out direct shipping to customers. In 2025, approximately 51.7% GMV of our orders involved direct shipping from our suppliers to customers. Our fulfillment service managers ensure that the direct shipping orders can be delivered to our customers’ satisfaction. In addition to direct shipping, suppliers may choose to rent space in our warehouses and use logistics services available on our platform to ship their products stored in our warehouses.

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

●	Distribution center. Based on the type of goods they store, we categorize our distribution centers either as national distribution centers or as regional distribution centers. Our national distribution centers typically store infrequently transacted products, high value products, products with a long lead time, and other long-tail SKUs, to satisfy the needs of nationwide customers, improve the fulfill rates for long-tail SKUs and reduce our overall inventory level. Our regional distribution centers mainly store and collect SKUs that are popular in that province, and they are typically located at places closer to our customers.
●	Transit warehouse. Transit warehouses temporarily store goods and are set up to receive, consolidate, and quickly dispatch products for secondary or next-day delivery. For example, our transit warehouses can consolidate, package and ship multiple ordered items in one lot following our customers’ requests. Since the stock does not remain in the facility for a very long time, ease of loading and unloading goods takes priority over storage capacity. To ensure fast delivery to the customers, our transit warehouses are strategically located close to areas that are in high demand for MRO products, such as industrial parks, chemical industry parks and mines.

Onsite services

We have fulfillment service managers and EVM smart vending machines deployed to provide onsite support and services.

●	Fulfillment services managers. Our fulfillment service managers are dedicated to providing end-to-door and even end-to-desk delivery solutions to meet the complex and varied delivery demands from businesses. The last-mile delivery requests from businesses can be highly customized, which require our fulfillment teams to have the kind of deep insights into customers’ business that is built up over many years. The service scope of our fulfillment service managers covers unloading, inspection, stacking, and installation of products.
●	Smart vending machines. We deploy EVM smart vending machines at customers’ facilities or factories to further improve their inventory management efficiency. Our EVM smart vending machines are designed to hold frequently purchased consumables, such as fasteners, office supplies, personal protective equipment, cutters and cutting tools, grinding materials and grinding tools. As of December 31, 2025, we deployed over 5,622 EVM smart vending machines, serving over 927 customers. Our EVM smart vending machines come in different types, either in the format of helix, locker, open racking, or open gate, to match the unique needs of our customers. These machines can measure and report the exact quantity in stock in real time and automatically send orders to us when inventory hits an established minimum threshold. Our EVM smart vending machines present an inventory management solution that automates process controls by providing 24/7 continuous inventory monitoring, real-time inventory visibility, and efficient replenishment.

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

Our Customers

We serve a diverse and expansive customer base across a broad spectrum of industrial sectors. The number of our customers increased significantly from over 66,000 in 2023 to over 83,000 in 2024, and further to over 155,000 in 2025. Our customer base is strategically categorized by geography and platform:

●	Domestic customers in China. We provide comprehensive MRO solutions to a wide array of domestic enterprises through our platforms:
o	ZKH platform customers: We serve large corporations (including multi-national corporations), small- and mid-sized enterprises, and SOEs that seek to digitalize their MRO procurement processes. Among our top 500 customers on ZKH platform in 2025 (measured on a consolidated group basis), the GMV breakdown by industry was 23.8% from machinery, equipment and electrical goods manufacturing, 17.6% from resources industry, 19.5% from automobile and related industries, 9.1% from energy industry, 14.0% from consumer goods manufacturing, 3.7% from construction industry, and 12.3% from others.
o	GBB platform customers: GBB platform serves a decentralized network consisting of retailers and micro businesses, enabling us to capture fragmented demand across the broader MRO distribution market.
●	Overseas customers. As we expand our global footprint, our overseas customer base primarily includes:
o	China-outbound customers: We support Chinese enterprises in their global expansion by providing consistent, high-quality MRO supply chain services for their overseas operations.
o	International small- and mid-sized enterprises: We serve small- and mid-sized enterprises in the United States and other international markets, leveraging our digital procurement infrastructure to address localized MRO needs.

Sales and Marketing

Sales Teams and Channels

We maintain a multi-tiered internal sales force dedicated to customer acquisition, relationship management, and localized service. As of December 31, 2025, our total sales team consisted of approximately 1,200 employees, organized across our two primary platforms.

ZKH Platform Sales Teams

ZKH platform sales force is strategically divided to address the distinct procurement needs of large-scale enterprises and regional businesses:

●	Industry and SOE team: Our industry customer sales team serves market-leading corporations in sectors such as mechanical and electrical manufacturing, automotive and chemical engineering. This team is responsible for developing and maintaining relationships with key account customers, leveraging deep vertical insights to increase customer wallet share. Working in tandem, our SOE customer sales team focuses on the unique procurement protocols and digitalization requirements of central and local SOEs, ensuring long-term institutional stability and contract compliance.

●	Regional sales team: To capture the vast market of small- and mid-sized enterprises, our regional sales team provides localized coverage through a grid-based personnel structure. These professionals are responsible for identifying and developing new local small- and mid-sized enterprises and maintaining ongoing business relationships within their assigned territories. Furthermore, the regional team collaborates closely with the industry and SOE teams to provide high-touch, on-site support to the local subsidiary factories of our national key accounts. This integrated approach ensures seamless service delivery across most provinces in China while optimizing operational efficiency and minimizing business travel requirements.

GBB Platform Sales Team

GBB platform sales team is specifically structured to support our network of retailer customers and micro businesses. This team focuses on identifying and proactively reaching out to a vast array of secondary distributors, trading companies, and local hardware merchants through targeted market outreach. Our sales professionals are primarily responsible for promoting GBB platform’s competitive value proposition, emphasizing the cost-effectiveness and broad selection of our merchandise to incentivize sourcing through our digital infrastructure.

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

Our Suppliers

We procured from over 19,000 suppliers for our platform in 2025. We select suppliers on the basis of their price, inventory level, product quality, fulfillment capability and service. They must be able to secure timely supply and fulfillment of authentic products and provide quality after-sales customer services. We perform background checks on our suppliers and quality control checks on the products they provide before we enter into any agreement with them. We require all suppliers under our marketplace model to follow our strict standards for product authenticity and service reliability. We closely monitor their performance, price, and activities on our marketplace and implement punitive measures including fines and termination of business cooperation for their misbehavior. To mitigate supply chain volatility and secure cost advantages, we vertically optimized our procurement by forming strategic partnerships with upstream suppliers. As of December 31, 2025, over 93% of our products by procurement value is sourced directly from original manufacturers and their authorized distributors, ensuring both supply reliability and competitive pricing.

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

We store and manage most of our inventory in rented warehouses. For hazardous chemicals, we rely on third-party warehouses who hold requisite licenses and permits to manage and store the inventory in Chinese mainland. We expect these third-party warehouses to strictly comply with PRC laws and regulations, and follow our standards and policies to store, maintain, and manage the hazardous chemicals and deliver quality fulfillment services to meet our customers’ needs.

Our Technology and Research and Development

Building upon our continuous investment in R&D to consolidate our technical platform advantages, in 2025, we further transitioned towards a lean and intelligent R&D model. In 2025, our AI coding generation rate increased from 6.6% to 27.1%, significantly improving per capita efficiency. While ensuring the safe, stable, and efficient operation of our platform, we continue to drive the iterative upgrade of our products and technologies. We also plan to establish an Innovation and R&D Center at our Taicang factory in Suzhou, China to strengthen product development, testing, and technical analysis, enabling expert product recommendations and driving the growth of our private label products.

IT Infrastructure

Our technology platform has been designed for reliability, scalability and flexibility and is administered by our technology department. We have access to a network of approximately 453 leased servers across China with power supply and power generator backup as of December 31, 2025.

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

We make filings and registrations for our intellectual property rights such as patents. We also engage professional advisors to maintain our intellectual property registration and to mitigate the risk of potential infringement on our intellectual property. In 2023, 2024 and 2025, there has been no incidents of infringements on our intellectual property that materially and adversely affected our results of operations.

As of December 31, 2025, we owned 152 computer software copyrights in Chinese mainland relating to various aspects of our operations and maintained 640 trademark registrations inside Chinese mainland and 246 trademark registrations outside Chinese mainland. We had 82 trademark applications inside Chinese mainland and 46 outside Chinese mainland. As of December 31, 2025, we had 187 patents granted in Chinese mainland, 2 patents granted outside Chinese mainland, 49 patent applications pending in Chinese mainland and 1 patent application pending outside Chinese mainland. As of December 31, 2025, we had registered 164 domain names. Our registered domain names include www.zkh.com, www.ZKH.ai, and www.northskysupply.com.

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

Regulation

This section sets forth a summary of the significant laws, rules and regulations that affect our business activities in Chinese mainland and our shareholders’ rights to receive dividends and other distributions from us.

Regulations Related to Foreign Investment

The establishment, operation and management of corporate entities in Chinese mainland, including foreign-invested companies, are subject to the PRC Company Law, which was issued by the Standing Committee of the National People’s Congress on December 29, 1993. The PRC Company Law was last amended on December 29, 2023, with effect from July 1, 2024. Pursuant to the latest PRC Company Law, shareholders of a company must fully pay in their subscribed registered capital within five years from the date of establishment of this company, and companies established before July 1, 2024 must gradually adjust their capital contribution to meet this new requirement. Unless otherwise provided in the Chinese mainland’s foreign investment laws, the provisions of the PRC Company Law shall prevail.

Investments in Chinese mainland by foreign investors and foreign-invested enterprises are regulated by the Catalog of Industries in which Foreign Investment is Encouraged (2022 edition), which became effective on January 1, 2023, and the Special Administrative Measures for Foreign Investment Access (Negative List 2024), or the 2024 Negative List, which became effective on November 1, 2024. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2024 Negative List. Industries not listed in the 2024 Negative List are generally open to foreign investments unless specifically restricted by other applicable Chinese regulations. Under the 2024 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%. As of the date of this annual report, we are not aware of any of our engagement in business that are prohibited in the 2024 Negative List. Please see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry-Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business” for more details and relevant risks.

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

The PRC Foreign Investment Law mainly stipulates four forms of foreign investments: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within Chinese mainland; (ii) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within Chinese mainland; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within Chinese mainland; and (iv) foreign investors invest in Chinese mainland through any other methods under laws, administrative regulations, or provisions prescribed by the State Council.

Under the PRC Foreign Investment Law, foreign investment is accorded pre-admission national treatment, which means that treatment given to foreign investors and their investments shall not be less favorable than those given to domestic investors and their investments, except where a foreign investment falls under the 2024 Negative List. It also provides several protective rules and principles for foreign investors and their investments in the Chinese mainland, including foreign investors’ funds being freely transferred out and into the territory of the PRC through the entire life cycle from the entry to the exit of foreign investment, a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises to be established, and prohibition of the state to expropriate any foreign investment except under special circumstances.

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

On December 19, 2020, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021. The measures stipulate rules for foreign investment that is subject to security review. According to the measures, procedures will be established for organizing, coordinating and guiding the security review of foreign investments, and the office in charge of the security review will be set up under the National Development and Reform Commission and led by the National Development and Reform Commission and the Ministry of Commerce. Furthermore, the measures provide that, if foreign investors or relevant parties in Chinese mainland intend to invest in crucial information technology and internet products and services, or in crucial financial services, or in other crucial fields which relate to national security, they shall apply to the office in advance for a security review. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.”

Regulations on Chemical Industry

Regulations on the Safety Management of Hazardous Chemicals

Under the Regulations on the Safety Management of Hazardous Chemicals, which was promulgated by the State Council and was last amended on December 6, 2024, enterprises engaged in production, storage, usage, operation and transportation of hazardous chemicals are required to obtain permits and meet the safety conditions under laws, administrative regulations, national standards and industrial standards. An enterprise that engages in the operations of hazardous chemicals must obtain an operation license for hazardous chemicals, and it is not allowed to purchase hazardous chemicals from any entity which is unlawfully engaged in the production or business operations of hazardous chemicals, or operate hazardous chemicals without the chemical safety technical instructions or chemical safety labels. On December 27, 2025, the Standing Committee of the National People’s Congress passed the Law of the PRC on the Safety of Hazardous Chemicals, which is enacted to strengthen the safety management of hazardous chemicals, prevent and reduce accidents, and safeguard people’s lives and property as well as ecological environment. It shall enter into force on May 1, 2026.

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

Regulations on the Operation of Precursor Chemicals

Precursor chemicals refer to certain chemicals that can be used in the manufacture of narcotic drugs. The production, distribution, purchase, transportation, import and export of precursor chemicals in Chinese mainland are regulated by Regulation on the Administration of Precursor Chemicals adopted by the State Council, which became effective on November 1, 2005 and was last amended on September 18, 2018, and a catalogue of precursor chemicals which is divided into three categories: Category I covers the major materials to produce narcotic drugs, and Categories II and III cover the chemical auxiliary substances to produce narcotic drugs. To operate Category I pharmaceutical precursor chemicals, an enterprise needs to apply for an operating permit with the local counterparts of government’s drug administration department; and to operate Category I non-pharmaceutical precursor chemicals, an enterprise needs to apply for an operating permit with the local counterparts of government’s administration of work safety department of applicable level. An operator of Categories II or III precursor chemicals needs to make filings regarding the category, quantity and major transportation flow of the precursor chemicals that it operates to local counterparts of government’s administration of work safety department within 30 days from the commencement of its operation. For our business operations of precursor chemicals, we have obtained required record-filing certificates according to the foregoing rules.

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

Regulation Related to Business Activities involving Medical Devices

The Regulation on the Supervision and Administration of Medical Devices, which became effective on April 1, 2000 and was last amended on December 6, 2024, regulates the research and development, production, operation and use of medical devices in Chinese mainland. Medical devices are divided into three classes based on risk levels. Class I medical devices have low risks, whose safety and effectiveness can be ensured through routine administration. Class II medical devices have moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices have relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness.

The Measures for the Supervision and Administration of the Operation of Medical Devices, which became effective on October 1, 2014 and was last amended on May 1, 2022, regulates the business activities involving medical devices in Chinese mainland. Business activities involving medical devices are regulated in accordance with risk levels of the medical devices. No filing or license is required for business activities involving Class I medical devices. Filing is required for business activities involving Class II medical devices. A license is required for business activities involving Class III medical devices. For our business activities involving medical devices, we have obtained required permits according to the foregoing rules.

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

The PRC Telecommunications Regulations categorize all telecommunication services in Chinese mainland as either basic telecommunications services or value-added telecommunications services, and value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The Administrative Measures for Telecommunications Business Operating License, which was promulgated by the Ministry of Industry and Information Technology, became effective on April 10, 2009 and was last amended on September 1, 2017, sets forth more specific requirements regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses. Pursuant to these administrative measures, a commercial operator of value-added telecommunication services must first obtain a Value-Added Telecommunication License. These measures also provide that an operator providing value-added services in multiple provinces is required to obtain a cross-region Value-Added Telecommunication License, whereas an operator providing value-added services in one province is required to obtain an intra-provincial Value-Added Telecommunication License. Pursuant to these administrative measures, any telecommunication services operator must conduct telecommunication business pursuant to the type and within the scope of business as specified in its Value-Added Telecommunication License.

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

Regulation on Foreign Investment Restriction on Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and last amended on May 1, 2022, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. According to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the Ministry of Industry and Information Technology on June 19, 2015, foreign investors are allowed to hold up to 100% of the equity interest in the online data processing and transaction processing business (operational e-commerce) in Chinese mainland, while other requirements provided by the Provisions on Administration of Foreign-Invested Telecommunications Enterprises still apply. The 2024 Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in domestic multiparty communication, storage-and-forward and call center businesses.

The predecessor to the Ministry of Industry and Information Technology issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, which became effective on July 13, 2006 and pursuant to which a foreign investor in the Chinese mainland’s telecommunications service industry must establish a foreign-invested enterprise and apply for a telecommunications business operations license. This circular further requires that (i) Chinese domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications businesses operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in the PRC regulations. If a license holder fails to comply with the requirements in the circular and cure such non-compliance thereafter, the Ministry of Industry and Information Technology or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

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

The Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which became effective on June 1, 2017 and is applicable to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in Chinese mainland. The PRC Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support to public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the PRC Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites and revocation of their business licenses. On October 28, 2025, the Standing Committee of the National People’s Congress issued the Decision on Amending the PRC Cybersecurity Law, which became effective on January 1, 2026. The amended PRC Cybersecurity Law enhanced the punishment against violations of the network operation security obligation, the critical information infrastructure operation security obligation, and the network information security obligation by increasing the upper limits of the fines and imposing additional penalties. The amended PRC Cybersecurity Law also enhanced the punishment against personal information infringement by referencing to the punishment under the PRC Personal Information Protection Law and other applicable laws.

On June 10, 2021, the Standing Committee of the National People’s Congress adopted the PRC Data Security Law, which became effective on September 1, 2021. The PRC Data Security Law is applicable to both data processing activities carried out within the territory of Chinese mainland and data processing activities carried out outside Chinese mainland that may harm the national security, public interests or the legitimate rights and interests of citizens or organizations of Chinese mainland. The PRC Data Security Law provides that the state shall establish a classified and graded data protection system. The PRC Data Security Law also imposes general and comprehensive obligations on entities and individuals when carrying out data processing activities, including, but not limited to, establishing whole-process data security management systems, organizing data security trainings, implementing necessary measures to ensure data security, strengthening risk monitoring, notifying users and authorities of security incidents, and the conduction of regular risk assessments. The PRC Data Security Law also provides that the government shall establish data security review mechanism for data processing activities that affect or may affect national security. Violation of the PRC Data Security Law may cause such administrative penalties such as warnings, fines, confiscation of illegal gains, suspension of business and revocation of licenses and civil and criminal liabilities.

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

On August 20, 2021, the Standing Committee of the National People’s Congress adopted the PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law is intended to protect personal information rights and interests, regulate activities of processing personal information and promote the reasonable use of personal information. The PRC Personal Information Protection Law applies to personal information processing activities within Chinese mainland, as well as processing activities outside Chinese mainland that are purposed to provide any product or service to any natural person within Chinese mainland or analyze or assess the behavior of that natural person within Chinese mainland. The PRC Personal Information Protection Law sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information, as well as detailed requirements on the obligations and responsibilities of personal information processors, including, but not limited to, (i) obtaining consents for personal information processing, (ii) informing the individuals of the rules, purposes and impacts of personal information processing and how the individual can exercise their rights, (iii) reaching agreements with entrusted processors in terms of personal information processing, protection measures, and rights and obligations, and overseeing the data processing activities thereof; (iv) ensuring that the individuals have the channel to exercise their various personal information rights and respond to these rights; and (v) conducting personal information protection impact assessment under certain scenarios. Violation of the PRC Personal Information Protection Law may cause administrative penalties such as warnings, fines, confiscation of illegal gains, suspension of providing service and revocation of licenses, and civil and criminal liabilities.

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

On March 15, 2021, the State Administration for Market Regulation issued the Administration Measures for the Supervision of Online Transactions, which became effective on May 1, 2021 and was latest amended on March 18, 2025, providing specific rules for the online transaction operators, such as clarifying the specific acts infringing consumers’ personal information in online transactions, elaborating the prohibited contents that may not be contained in the standard terms, notifications and statements used by the online transaction operators, and measures to supervise sales of goods or provision of services through social network and live streaming. Furthermore, the Administration Measures for the Supervision of Online Transactions strengthen the protection of consumer rights, for example, by requiring that e - commerce operators providing auto - renewable subscription services remind consumers in a conspicuous manner before each automatic renewal to allow consumers to make the decision.

Regulation Related to Intellectual Property

Patent

Patents in Chinese mainland are principally protected under the PRC Patent Law, which became effective on April 1, 1985 and was last amended on June 1, 2021, and the Implementation Rules of the PRC Patent Law, which was promulgated by the State Council on June 15, 2001 and last amended on January 20, 2024. The Chinese patent system adopts a “first-to-file” principle. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. The duration of a patent right is 10 years, 15 years or 20 years from the date of application, depending on the type of patent right.

Copyright

Copyright in Chinese mainland, including copyrighted software, is principally protected under the PRC Copyright Law and related rules and regulations. Under the PRC Copyright Law, which became effective on June 1, 1991 and was last amended on June 1, 2021, the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, which became effective on July 1, 2006 and was last amended on March 1, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and internet service providers.

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

Trademark

Registered trademarks in Chinese mainland are protected under the PRC Trademark Law, which became effective on March 1,1983 and was last amended on November 1, 2019, and related rules and regulations. Trademarks are registered with the Trademark Office of National Intellectual Property Administration under the State Administration for Market Regulation, formerly the Trademark Office under this administration. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Trade Secrets

According to the PRC Anti-unfair Competition Law, which was promulgated by the Standing Committee of the National People’s Congress in September 1993 and was last amended by the Standing Committee of the National People’s Congress on June 27, 2025 and came into effect on October 15, 2025, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (i) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using or permitting others to use the trade secrets obtained illegally under item (i) above; (iii) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence; or (iv) instigating, inducing or assisting others to violate a confidentiality obligation or to violate a rights holder’s requirements on keeping confidentiality of trade secrets, disclosing, using or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties. Additionally, the Anti-unfair Competition Law prohibits platform operators from using data, algorithms, technology or platform rules to disrupt or impede the normal business operations of other operators and further specifies the prohibited behaviors, such as obtaining and using data legally held by other operators through fraud and other improper means, and abusing platform rules to carry out malicious transactions. Moreover, platform operators are required not to compel operators on their platforms to sell goods at prices below cost, thereby disrupting the order of fair competition. Failure to comply with the Anti-unfair Competition Law would subject business operators to various administrative penalties, such as imposition of fines, confiscation of illegal gains and an order to cease business activities, and payment of compensatory damages.

Domain Name

Domain names in Chinese mainland are protected under the Administrative Measures on Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology and became effective on November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

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

Social Insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and last amended on January 1, 2011, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the PRC Social Insurance Law implemented on July 1, 2011 and last amended on December 29, 2018, employers are required to provide their employees in Chinese mainland with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulates that the State Administration of Taxation is solely responsible for collecting social insurance premiums. As required by PRC law and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments for our employees in Chinese mainland, including pension, unemployment insurance, childbirth insurance, work-related injury insurance and medical insurance.

Housing Fund

In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council, became effective on April 3,1999 and was last amended on March 24, 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. As required by PRC law and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments for our employees in Chinese mainland, including the housing fund.

Labor Dispatch

Pursuant to the PRC Labor Law and Interim Provisions on Labor Dispatch, which became effective on March 1, 2014, labor dispatch employment is a supplemental form, which can only be adopted for temporary, auxiliary or alternative job positions. Temporary positions are positions subsisting for no more than six months; auxiliary positions are positions of non-major business serving for major businesses; and alternative positions are positions that can be held by dispatched laborers for a certain period of time, during which the former laborers are temporarily out of their positions for reasons. An employer is required to strictly control the number of dispatched laborers not to exceed 10% of the total number of its labor force. We are required to comply with the foregoing rules with respect to our labor dispatch arrangements in Chinese mainland.

Regulations Related to Land Use

Regulation on Land Use Rights and Construction Projects

The PRC Land Administration Law, which was issued by the Standing Committee of the National People’s Congress on January 1, 1999 and was last amended on January 1, 2020, and other Chinese mainland land laws stipulate that there are two kinds of land in Chinese mainland: (i) collectively owned land, which is normally owned by farmers or villages for agricultural use; and (ii) state-owned land, whose land use right is subdivided into allocated and granted land use rights. Allocated land use rights are granted by the Chinese government to an entity for a particular purpose (e.g., research, military, medical, etc.). These allocated rights are inferior to granted land use rights in that they must be used for specified purpose and cannot be transferred, leased or mortgaged. Granted land use rights, on the other hand, are paid for and can be used for commercial and industrial purposes. Land may be designated for commercial, industrial, residential or other purposes and may not be used for any non-designated purpose. The land authorities may impose administrative sanctions, including fines, injunction orders or even confiscation of the land use rights, for any breach of this provision. The term of land use rights varies depending on the designated purpose. A land user may extend the term by entering into a contract to extend the term and paying an additional land grant fee to the land authorities. Upon the execution of a land use rights grant contract and payment of the land grant fee, owners of land use rights will be issued a State-owned land use certificate, which sets forth, among other things: (i) the nature of the land use right (granted or allocated); (ii) designated purpose of the land; (iii) term of the land use right; (iv) the location and size of the land; and (v) whether the land use rights are subject to any security interest. This certificate is the primary evidence of legal and valid land use rights.

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

Regulation Related to Foreign Exchange and Dividend Distribution

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in Chinese mainland are the Foreign Exchange Administration Regulations, which became effective on April 1, 1996 and was last amended on August 5, 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of Chinese mainland to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of Chinese mainland.

SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which became effective on December 17, 2012 and was last amended on December 30, 2019. The circular substantially amends and simplifies the foreign exchange procedure. Pursuant to the Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in Chinese mainland, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which became effective on June 1, 2015 and was last amended on March 23, 2023. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

Besides, the PRC governmental authorities have gradually relaxed restrictions on the settlement of the foreign exchange capitals of foreign-invested enterprises in recent years. In March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, which allows all foreign-invested enterprises established in Chinese mainland to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in prior regulations. However, this circular continues to prohibit foreign-invested enterprises from using Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE further promulgated the Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, which became effective on June 9, 2016 and was last amended on December 4, 2023, providing that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). On October 23, 2019, SAFE further issued the Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment, which became effective on the same day. This circular allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in Chinese mainland as long as such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. In addition, it stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the banks in advance for those domestic payments. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.”

Regulation on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises is the PRC Company Law. Under these laws and regulations, foreign-invested enterprises in Chinese mainland may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with accounting standards in Chinese mainland and regulations. In addition, a Chinese company, including a foreign-invested enterprise in Chinese mainland, is required to allocate at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprise. A Chinese company may, in its discretion, allocate a portion of its after-tax profits based on accounting standards in Chinese mainland to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control in January 2017, which stipulates several capital control measures with respect to outbound remittance of profits from domestic entities to offshore entities, including the following: (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, domestic entities shall make detailed explanations of sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Regulation on Foreign Exchange Registration of Overseas Investment by PRC residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, which became effective on July 4, 2014. This circular regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in Chinese mainland. Under this circular, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by Chinese residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in Chinese mainland by Chinese residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. This circular also provides that, before making a contribution into a special purpose vehicle, Chinese residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which has amended the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles by requiring Chinese residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Chinese residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the Chinese residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject Chinese residents or entities to penalties under Chinese mainland foreign exchange administration regulations. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit the ability of our Chinese mainland subsidiaries to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions.”

Regulation Related to Stock Incentive Plans

On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies. Under this notice and other rules and regulations, domestic individuals, which means the Chinese residents and non-PRC citizens residing in Chinese mainland for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are Chinese residents must retain a qualified Chinese mainland agent, which could be a Chinese subsidiary of the overseas publicly listed company or another qualified institution selected by the Chinese subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the Chinese mainland agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the Chinese mainland agent or the overseas entrusted institution or other material changes. The Chinese mainland agents must, on behalf of the Chinese residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the Chinese residents’ exercise of the employee share options. The foreign exchange proceeds received by the Chinese residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in Chinese mainland opened by the Chinese mainland agents before distribution to such Chinese residents. In addition, the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles provides that Chinese residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our plan participants or us to fines and other legal or administrative sanctions.”

Regulation Related to Tax

Enterprise Income Tax

Under the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was last amended on December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in Chinese mainland should pay an enterprise income tax in connection with their income from Chinese mainland at the tax rate of 10%. An enterprise established outside of Chinese mainland with its “de facto management bodies” located within Chinese mainland is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes. The implementing rules of the PRC Enterprise Income Tax Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting and properties” of the enterprise. Enterprises which qualify as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

The PRC Enterprise Income Tax Law and the implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in Chinese mainland, or (ii) have an establishment or place of business in Chinese mainland, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within Chinese mainland. Such income tax on the dividends may be reduced pursuant to a tax treaty between Chinese mainland and other jurisdictions. Pursuant to the Arrangement Between Chinese mainland and Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such double tax avoidance arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the competent tax authority. However, according to the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if the tax authorities of Chinese mainland determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such tax authorities of Chinese mainland may adjust the preferential tax treatment; and according to the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the State Administration of Taxation and effective from April 1, 2018, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners.” For more details and relevant risks, please see “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Taxation—Chinese mainland.”

Value-added Tax and Business Tax

Pursuant to PRC tax regulations, an entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, the business tax may be exempted subject to approval by the tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC, which became effective on January 1, 1994 and was last updated on November 19, 2017, and its implementation regulations, unless otherwise specified by the laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into Chinese mainland is generally required to pay a value-added tax for revenues generated from sales of products, while qualified input value-added tax paid on taxable purchase can be offset against such output value-added tax.

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

The Notice on Adjustment of Value-Added Tax Rates, which became effective on May 1, 2018, and the Announcement on Relevant Policies for Deepening Value-added Tax Reform, which became effective on April 1, 2019, adjusted the value-added tax rates applicable to the taxable goods stipulated by the Provisional Regulations on Value-Added Tax of the PRC. Currently, sale of goods shall be subject to value-added taxes at a rate of 13%, except for the export of goods (which shall be subject to no value-added taxes) and the sale of certain types of goods (which shall be subject to value-added taxes at a rate of 9%). For more details and relevant risks, please see “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Taxation—Chinese mainland.”

Dividend Withholding Tax

The PRC Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in Chinese mainland, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within Chinese mainland.

Pursuant to the Arrangement Between Chinese mainland and Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, according to the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the tax authorities of Chinese mainland determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such tax authorities of Chinese mainland may adjust the preferential tax treatment. Pursuant to the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties, which became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove his or her status as the “beneficial owner” must submit the required documents to the tax bureau pursuant to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements. For more details and relevant risks, please see “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Taxation—Chinese mainland.”

Tax on Indirect Transfer

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC resident enterprises, pursuant to which an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to considered include, inter alia, whether the main value of the equity interest of the offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the offshore enterprise mainly consists of direct or indirect investment in Chinese mainland or if its income is mainly derived from Chinese mainland; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to this circular, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. This circular does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the State Administration of Taxation issued the Circular on Issues of Tax Withholding Regarding Non-PRC resident enterprise Income Tax, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued by the State Administration of Taxation on June 15, 2018. The Circular on Issues of Tax Withholding Regarding Non-PRC resident enterprise Income Tax further elaborates the implementation rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC resident enterprises. The Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC resident enterprises may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved. For more details and relevant risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.”

Regulations on Anti-Monopoly

The PRC Anti-monopoly Law, which was adopted by Standing Committee of the National People’s Congress, became effective on August 1, 2008 and was last amended on August 1, 2022, provides the regulatory framework for the Chinese mainland anti-monopoly. Under the PRC Anti-monopoly Law, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition.

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

In addition, pursuant to the PRC Anti-monopoly Law and related regulations, entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition, is prohibited, unless such agreements satisfy the specific exemptions prescribed therein, such as improving technologies or increasing the efficiency and competitiveness of small-and mid-sized undertakings.

If business operators fail to comply with the PRC Anti-monopoly Law or other relevant regulations, the anti-monopoly agency is empowered to cease the infringing activities, unwind the transactions and confiscate illegal gains and fines.

On February 7, 2021, the Anti-monopoly Commission of the State Council published Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which specify circumstances where an activity of an internet platform will be identified as monopolistic act as well as merger controlling filing procedures, which may be applicable to our Chinese mainland subsidiaries. On March 12, 2021, the State Administration for Market Regulation published several administrative penalty cases about concentration of business operators that violated PRC Anti-monopoly Law in the internet sector.

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

On January 28, 2026, the State Administration for Market Regulation promulgated and implemented the Anti-Monopoly Compliance Guidelines for Internet Platforms, which are designed to support platform operators in preventing anti-monopoly compliance risks and enhancing internal management systems, with the objectives of protecting relevant parties’ rights, maintaining fair competition, and fostering the innovative and healthy development of the platform economy.

Regulations on M&A Rules and Overseas Listings

Six PRC regulatory agencies, including the CSRC, adopted the M&A Rules, which became effective on September 8, 2006 and was last amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when purchasing equity interests in a domestic company or subscribe the increased capital of a domestic company, which results in changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in Chinese mainland and purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company and establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of Chinese domestic companies and controlled by Chinese companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

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

ZKH Group Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through our Chinese mainland subsidiaries. Under this holding company structure, investors in the ADSs are purchasing equity interests in the Cayman Islands holding company and are not purchasing equity securities of our operating subsidiaries in Chinese mainland.

D.Property, Plants and Equipment

Our headquarters is located in Shanghai, where we lease and occupy an office building with an aggregate floor area of approximately 10,337 square meters as of December 31, 2025. We lease other offices in Beijing Shenzhen, Suzhou and Wuhan with an aggregate floor area of approximately 17,766 square meters as of December 31, 2025. The lease agreements expire between September 30, 2026 to November 30, 2030.

We leased 30 distribution centers in Shanghai, Wuhan, Chengdu, Xi’an and other major cities in China, which have an aggregate floor area of approximately 135,953 square meters as of December 31, 2025. We operated 107 transit warehouses with an aggregate floor area of approximately 47,968 square meters as of December 31, 2025. Our comprehensive fulfillment facilities covered the majority of major industrial hubs in China.

As of December 31, 2025, most of our system hardware is hosted in leased facilities located in Hangzhou and our back-up systems are hosted in leased facilities located in Beijing and Hangzhou.

In December 2024, we concluded the physical construction activities of a factory on a parcel of land of 36,411 square meters in Taicang, Jiangsu Province, which is primarily intended to serve as a facility for MRO industrial partnership in technical support and quality assurance, and the Taicang factory is awaiting final completion inspection and official regulatory approvals prior to completion. We entered into an agreement to acquire use right of this parcel of land for RMB10.9 million in December 2022 and we obtained the land use right certificate in January 2023. Pursuant to the land use right agreement, we committed to making at least RMB273.1 million of capital expenditures in connection with our construction plan, of which RMB131.1 million has been paid as of December 31, 2025. See also “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Material cash requirements.”

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

Our revenue model includes a product sales model and a marketplace model. Our product sales model contributes the majority of our revenues. Under our product sales model, we purchase products from suppliers and sell them to our customers. Under our marketplace model, suppliers sell products to customers over our platform and pay us commissions on sales.

Our GMV reached RMB11.1 billion in 2023, decreased by 5.4% to RMB10.5 billion in 2024, and further decreased to RMB10.1 billion (US$1.4 billion) in 2025.

Our net revenues increased by 0.5% from RMB8,721.2 million in 2023 to RMB8,761.3 million in 2024, and further increased by 2.6% to RMB8,987.7 million (US$1,285.2 million) in 2025. As we recognize net revenues from our marketplace model on a net basis, the greater contribution from our marketplace model may lead to further divergence between the growth rates of our GMV and total net revenues.

Our gross profit, calculated by subtracting cost of revenues from net revenues, increased by 4.0% from RMB1,452.4 million in 2023 to RMB1,510.5 million in 2024 and decreased by 2.3% to RMB1,475.7 million (US$211.0 million) in 2025. Our gross margin, representing gross profit as a percentage of net revenues, was 16.7%, 17.2% and 16.4% in 2023, 2024 and 2025, respectively.

Our loss from operations, calculated by subtracting operating expenses from gross profit, decreased by 15.0% from RMB398.7 million in 2023 to RMB338.8 million in 2024, and further decreased by 37.0% to RMB213.3 million (US$30.5 million) in 2025. Our operating margin, representing loss from operations as a percentage of net revenue, was -4.6%, -3.9%, and -2.4% in 2023, 2024 and 2025, respectively.

We incurred net loss of RMB304.9 million, RMB268.0 million and RMB139.7 million (US$20.0 million) in 2023, 2024 and 2025, respectively.

We incurred non-GAAP adjusted net loss of RMB287.5 million, RMB159.5 million and RMB85.9 million (US$12.3 million) in 2023, 2024 and 2025, respectively.

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

Our ability to expand our customer base, especially the number of high-spending customers and average spending of our customers

Growth in the number of customers is a key driver of our revenue growth, as substantially all of our revenues are generated from selling MRO products. The continued growth of our customer base depends on our ability to retain existing customers and acquire new customers. The number of our customers increased from over 66,000 in 2023 to over 83,000 in 2024, and further to over 155,000 in 2025. In order to enhance our acquisition and retention of customers, we will continue adjusting the mix of our product and service offerings, maintaining and deepening relationships with existing customers, exploring new services, features and functionalities responsive to customers’ demands, and promoting our brands recognition.

The number of ZKH customers who contributed GMV of more than RMB1 million to us in a given year was over 1,300 in 2023, over 1,300 in 2024, and over 1,500 in 2025. Over the years, our customers have exhibited significant loyalty to our platform. Approximately 96.6% of our top 500 customers in terms of GMV in 2024 transacted with us in 2025. High-spending customers are important to our business because they are enterprises with steady demand for MRO products and stable procurement schedules. To improve the spending from our existing customers, we plan to customize our services based on our analysis of customers’ historical MRO procurement patterns, upgrade our fulfillment services, recommend digital solutions to help them digitalize their business operations, and introduce new product and service offerings.

Our business and product mix

Our results of operations are affected by the mix of business models that we operate. By customer type, we mainly serve (i) large to small- and mid-sized businesses on our ZKH platform and (ii) retailer customers and micro businesses on our GBB platform. By revenue model, we derive revenue from our product sales model and our marketplace model. Under our product sales model, we purchase products from suppliers and sell them to our customers. Under our marketplace model, suppliers sell products to customers over our platform and pay us commissions on sales. On our ZKH platform, we operate both product sales and marketplace models, and on our GBB platform, we currently primarily operate our product sales model. As GBB customers generally use cash settlement with no credit term and most of them are trading companies which will resell the products procured on our platform, we generally set prices on our GBB platform to be lower than our ZKH platform, which explains the higher gross margin of our ZKH platform.

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

Key Components of Results of Operations

Revenues

Our net revenues are comprised of net product revenues, net service revenues and other revenues. The following table sets forth the components of our revenues and percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Net product revenues
From ZKH platform	7,381,501	84.7	7,450,211	85.0	7,757,464	1,109,303	86.3
From GBB platform	960,102	11.0	999,257	11.4	1,009,287	144,326	11.2
Net service revenues	307,412	3.5	244,707	2.8	171,264	24,490	1.9
Other revenues	72,160	0.8	67,143	0.8	49,723	7,110	0.6
Total	8,721,175	100.0	8,761,318	100.0	8,987,738	1,285,229	100.0

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

Under our marketplace model, suppliers sell products to customers over our platform and pay us commissions on sales. Net service revenues consist of such commissions earned from suppliers for sales made through our platform. We recognize service revenues on a net basis as we act as an agent in these transactions, net of the return allowances, when the products are delivered to customers. Since net service revenues are recognized on a net basis, a higher proportion of GMV generated from our marketplace model tends to increase the difference between our GMV and net revenues. In 2023, 2024 and 2025, we derived net product revenues from both our ZKH platform and our GBB platform, and a majority of net service revenues from our ZKH platform.

Other revenues primarily consist of revenues generated from providing operating lease services covering certain types of machinery and equipment, testing and repairment services as well as warehousing and logistics services.

Cost of revenues

Purchase price of products constitutes the majority of cost of revenues. Cost of revenues also includes inbound shipping charges and write-downs of inventories. The cost of revenues does not include outbound shipping and handling expenses, payroll and benefits of logistic staff or logistic centers rental expenses, which are included in fulfillment expenses. We recorded cost of revenues of RMB7,268.7 million in 2023, RMB7,250.8 million in 2024, and RMB7,512.1 million (US$1,074.2 million) in 2025, representing 83.3%, 82.8%, and 83.6% of our total net revenues in the respective years.

The following table sets forth our cost of revenues by business models and by platforms and percentages of our total cost of revenues for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Under product sales:
ZKH platform	6,335,292	87.2	6,258,022	86.3	6,526,949	933,341	86.9
GBB platform	898,313	12.4	944,014	13.0	943,535	134,924	12.6
Under marketplace(1)	—	—	—	—	—	—	—
Others	35,136	0.5	48,811	0.7	41,592	5,948	0.5
Total	7,268,741	100.0	7,250,847	100.0	7,512,076	1,074,213	100.0

Note:

(1)	We incurred minimal cost of revenues under our marketplace model.

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

	For the Year Ended December 31,
	2023		2024		2025
	Gross	Gross	Gross	Gross	Gross		Gross
	Profit	Margin	Profit	Margin	Profit		Margin
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Under product sales:
ZKH platform	1,046,209	14.2	1,192,189	16.0	1,230,515	175,961	15.9
GBB platform	61,789	6.4	55,243	5.5	65,752	9,402	6.5
Under marketplace[4]	307,412	100.0	244,707	100.0	171,264	24,490	100.0
Others	37,024	51.3	18,332	27.3	8,131	1,163	16.4
Total	1,452,434	16.7	1,510,471	17.2	1,475,662	211,016	16.4
[4]

Take rate of the marketplace model was 11.2%, 12.6% and 13.1% for 2023, 2024 and 2025, respectively. Take rate is calculated by dividing gross profit from the marketplace model by GMV from the marketplace model.

Operating expenses

Operating expenses consist of fulfillment expenses, sales and marketing expenses, research and development expenses, and general and administrative expenses.

The following table sets forth the components of our operating expenses by amounts and percentages of total net revenues for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Fulfillment	438,959	5.0	391,687	4.5	362,173	51,790	4.0
Sales and marketing	700,791	8.0	641,519	7.3	585,039	83,659	6.5
Research and development	175,915	2.0	169,496	1.9	165,518	23,669	1.8
General and administrative	535,493	6.1	646,539	7.4	576,269	82,405	6.4
Total	1,851,158	21.2	1,849,241	21.1	1,688,999	241,523	18.7

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

Chinese mainland

Generally, our subsidiaries incorporated in Chinese mainland are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. ZKH Industrial Supply (Shanghai) Co., Ltd. enjoyed a preferential income tax rate of 15% from 2018 to 2021 because it used to qualify as a “High and New Technology Enterprise.” Shenzhen Kuntong Smart Warehousing Technology Co., Ltd. is entitled to a preferential income tax rate of 15% until 2026 unless renewed because of its qualification as a “High and New Technology Enterprise.”

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

Dividends paid by our wholly foreign-owned subsidiary in Chinese mainland to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between Chinese mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary will be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of Chinese mainland were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Net product revenues	8,341,603	95.6	8,449,468	96.4	8,766,751	1,253,629	97.5
Net service revenues	307,412	3.5	244,707	2.8	171,264	24,490	1.9
Other revenues	72,160	0.8	67,143	0.8	49,723	7,110	0.6
Total net revenues	8,721,175	100.0	8,761,318	100.0	8,987,738	1,285,229	100.0
Cost of revenues	(7,268,741)	(83.3)	(7,250,847)	(82.8)	(7,512,076)	(1,074,213)	(83.6)
Operating expenses:
Fulfillment(1)	(438,959)	(5.0)	(391,687)	(4.5)	(362,173)	(51,790)	(4.0)
Sales and marketing(1)	(700,791)	(8.0)	(641,519)	(7.3)	(585,039)	(83,659)	(6.5)
Research and development(1)	(175,915)	(2.0)	(169,496)	(1.9)	(165,518)	(23,669)	(1.8)
General and administrative(1)	(535,493)	(6.1)	(646,539)	(7.4)	(576,269)	(82,405)	(6.4)
Loss from operations	(398,724)	(4.6)	(338,770)	(3.9)	(213,337)	(30,507)	(2.4)
Interest and investment income	53,703	0.6	64,246	0.7	50,088	7,162	0.6
Interest expense	(19,343)	(0.2)	(19,003)	(0.2)	(11,350)	(1,623)	(0.1)
Others, net	59,659	0.7	26,497	0.3	35,546	5,083	0.4
Loss before income tax	(304,705)	(3.5)	(267,030)	(3.0)	(139,053)	(19,884)	(1.5)
Income tax benefits/(expenses)	(195)	0.0	(1,013)	0.0	(689)	(99)	0.0
Net loss	(304,900)	(3.5)	(268,043)	(3.1)	(139,742)	(19,983)	(1.6)
Net loss attributable to ZKH Group Limited	(304,314)	(3.5)	(268,043)	(3.1)	(139,742)	(19,983)	(1.6)
Net loss attributable to ZKH Group Limited’s ordinary shareholders	(964,384)	(11.1)	(268,043)	(3.1)	(139,742)	(19,983)	(1.6)

Note:

Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Fulfillment	195	1.1	811	0.8	674	96	1.3
Sales and marketing	4,682	26.9	11,055	10.2	8,294	1,186	15.4
Research and development	3,070	17.7	4,615	4.2	4,283	612	8.0
General and administrative	9,446	54.3	92,035	84.8	40,568	5,801	75.3
Total	17,393	100.0	108,516	100.0	53,819	7,695	100.0

Year ended December 31, 2025 compared to year ended December 31, 2024

Net revenue

Our net revenues increased from RMB8,761.3 million in 2024 to RMB8,987.7 million (US$1,285.2 million) in 2025, representing an increase of 2.6% from RMB8,761.3 million in 2024, primarily driven by higher revenues from the product sales model, partially offset by a decline in revenues from the marketplace model due to the optimization of certain businesses with low margins and long customer credit terms.

Net product revenues. Our net product revenues were RMB8,766.8 million (US$1,253.6 million), representing an increase of 3.8% from RMB8,449.5 million in 2024. The increase was mainly attributable to higher revenues generated from ZKH platform and GBB platform, primarily driven by increased customer numbers.

Net service revenues. Net service revenues decreased by 30.0% from RMB244.7 million in 2024 to RMB171.3 million (US$24.5 million) in 2025, primarily due to the optimization of certain businesses with low margins and long customer credit terms under the marketplace model.

Other revenues. Other revenues decreased by 25.9% from RMB67.1 million in 2024 to RMB49.7 million (US$7.1 million) in 2025, mainly attributable to lower revenues generated from our warehousing and logistic services and operating lease services for certain types of machinery and equipment.

Cost of revenues

Our cost of revenues increased by 3.6% from RMB7,250.8 million in 2024 to RMB7,512.1 million (US$1,074.2 million) in 2025. The increase was in line with the growth in product revenues. The cost of revenues on our ZKH platform under our product sales model increased from RMB6258.0 million in 2024 to RMB6,526.9 million (US$933.3 million) in 2025. The cost of revenues on our GBB platform under our product sales model decreased from RMB944.0 million in 2024 to RMB943.5 million (US$134.9 million) in 2025.

Our gross margin decreased from 17.2% in 2024 to 16.4% in 2025, primarily due to changes in customer and product mix.

Operating expenses

Our total operating expenses were RMB1,689.0 million (US$241.5 million), a decrease of 8.7% from RMB1,849.2 million in 2024. Operating expenses as a percentage of net revenues were 18.8%, compared with 21.1% in 2024.

Fulfillment expenses. Our fulfillment expenses decreased by 7.5% from RMB391.7 million in 2024 to RMB362.2 million (US$51.8 million) in 2025. The decrease was primarily attributable to lower warehouse rental costs and employee benefit expenses. Fulfillment expenses as a percentage of net revenues were 4.0% in 2025, compared with 4.5% in 2024.

Sales and marketing expenses. Our sales and marketing expenses decreased by 8.8% from RMB641.5 million in 2024 to RMB585.0 million (US$83.7 million) in 2025. The decrease was primarily attributable to lower travel expenses and employee benefit expenses. Sales and marketing expenses as a percentage of net revenues were 6.5% in 2025, compared with 7.3% in 2024.

Research and development expenses. Our research and development expenses decreased by 2.3% from RMB169.5 million in 2024 to RMB165.5 million (US$23.7 million) in 2025. The decrease was primarily attributable to lower employee benefit expenses. Research and development expenses as a percentage of net revenues were 1.8% in 2025, compared with 1.9% in 2024.

General and administrative expenses. Our general and administrative expenses decreased by 10.9% from RMB646.5 million in 2024 to RMB576.3 million (US$82.4 million) in 2025. The decrease was primarily attributable to lower share-based compensation expenses and credit loss allowances. General and administrative expenses as a percentage of net revenues were 6.4% in 2025, compared with 7.4% in 2024.

Interest expense

We recorded interest expense of RMB11.4 million (US$1.6 million) in 2025, attributable to short-term bank borrowings. We recorded interest expense of RMB19.0 million in 2024.

Loss from operations

Our loss from operations was RMB213.3 million (US$30.5 million), compared with RMB338.8 million in 2024. Operating loss margin was 2.4% in 2025, compared with 3.9% in 2024.

Net loss

As a result of the foregoing, we recorded net loss of RMB139.7 million (US$20.0 million) in 2025, compared to RMB268.0 million in 2024.

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

Non-GAAP EBITDA

Our non-GAAP EBITDA was negative RMB79.3 million (US$11.3 million) in 2025, compared with negative RMB193.3 million in 2024. Non-GAAP EBITDA margin was negative 0.9% in 2025, compared with negative 2.2% in 2024. Non-GAAP EBITDA is defined as net profit/(loss) before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses. The following table sets forth a summary of our non-GAAP EBITDA for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net Loss	(304,900)	(268,043)	(139,742)	(19,983)
Income tax benefits	195	1,013	689	99
Interest expense	19,343	19,003	11,350	1,623
Depreciation and amortization	73,466	54,769	48,356	6,915
Non-GAAP EBITDA	(211,896)	(193,258)	(79,347)	(11,346)

Non-GAAP adjusted net loss

Our non-GAAP adjusted net loss was RMB85.9 million (US$12.3 million), compared with RMB159.5 million in 2024. Non-GAAP adjusted net loss margin was 1.0%, compared with 1.8% in 2024. Non-GAAP adjusted net profit/(loss) is defined as net profit/(loss) excluding share-based compensation expenses. The following table sets forth a summary of our non-GAAP adjusted net loss for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net Loss	(304,900)	(268,043)	(139,742)	(19,983)
Add: Share-based compensation expenses	17,393	108,516	53,819	7,696
Non-GAAP Adjusted Net Loss	(287,507)	(159,527)	(85,923)	(12,287)

Year ended December 31, 2024 compared to year ended December 31, 2023

For the discussion covering items for the fiscal year ended December 31, 2024 and a comparison between the fiscal year ended December 31, 2024 and 2023, please refer to “Item 5. - Operating and Financial Review and Prospects - A. Operating Results - Results of Operations” of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with SEC on April 17, 2025.

B.Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net cash (used in)/provided by operating activities	(567,948)	229,069	13,691	1,958
Net cash (used in)/provided by investing activities	(908,302)	276,080	(324,472)	(46,399)
Net cash provided by/(used in) financing activities	715,724	(254,185)	(104,469)	(14,939)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,042	15,546	(9,187)	(1,314)
Increase/(Decrease) in cash, cash equivalents and restricted cash	(755,484)	266,510	(424,438)	(60,694)
Cash, cash equivalents and restricted cash at beginning of year	2,005,856	1,250,372	1,516,882	216,911
Cash, cash equivalents and restricted cash at end of year	1,250,372	1,516,882	1,092,444	156,217

Our primary sources of liquidity have been cash provided by equity and debt financing activities and credit facilities from commercial banks. As of December 31, 2023, 2024 and 2025, our cash, cash equivalents and restricted cash were RMB1,250.4 million, RMB1,516.9 million and RMB1,092.4 million (US$156.2 million). Our cash and cash equivalents consist of demand deposit, time deposits with original maturities less than three months and cash placed with banks and third-party payment processor, which are unrestricted as to withdrawal or use. Our restricted cash consists primarily of security deposits held in designated bank accounts for a currency exchange forward contract, payment guarantees and supplier financial programs.

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

As of December 31, 2025, 68.42% and 29.29% of our cash and cash equivalents were held in Chinese mainland and Hong Kong, respectively; 68.84% of our cash and cash equivalents was denominated in Renminbi and 28.02% was denominated in U.S. dollars. As of December 31, 2025, 47.11% and 42.89% of our restricted cash was held in Chinese mainland and Hong Kong, respectively; 47.58% of our restricted cash was denominated in Renminbi and 52.42% of our restricted cash was denominated in U.S. dollars.

As of December 31, 2025, we maintained several unsecured revolving credit facilities provided by certain financial institutions for an aggregate amount of RMB2,400.0 million. An aggregated amount of RMB886.1 million has been drawn as of December 31, 2025, including (i) RMB240.0 million of bank borrowings with expiration dates ranging from February 2026 to June 2026. The interest rate on any outstanding utilized amount under these bank borrowings is calculated at LPR minus 92 basis. As of December 31, 2025, the one-year LPR was 3.00%. The borrowings are denominated in RMB; (ii) outstanding accounts payable under the supplier finance program of RMB439.9 million with expiration dates ranging from January 2026 to June 2026; (iii) bank guarantees on the Group’s purchase commitment of RMB165.2 million in aggregate; (iv) factoring of trade receivables of RMB43.0 million; and (v) discounting of commercial notes receivables of RMB1.2 million with expiration dates ranging from January 2026 to May 2026. Some of our banking facilities are subject to covenants relating to our financial performance and results of operations. In the event we breached any of these covenants, the drawn down facilities would become payable on demand. We regularly monitor our compliance with these covenants. As of the date of this annual report, none of the covenants relating to drawn down facilities had been breached.

Our accounts and notes payable primarily includes amounts payable to the suppliers associated with our product sales. As of December 31, 2023, 2024 and 2025, our accounts and notes payable amounted to RMB2,883.4 million, RMB2,553.4 million and RMB2,718.9 million (US388.8 million), respectively, including accounts payable amounting to RMB2,875.2million, RMB2,546.1million, and RMB2718.9 million (US388.8 million), respectively. Our notes payable primarily include short-term notes, generally with terms between three to six months provided to our suppliers and manufacturers.

Our accounts payable turnover days (inclusive of notes payable) were 136.6 days in 2023, 137.2 days in 2024, and 128.1 days in 2025. Accounts payable turnover days for a given period is equal to the average of the accounts payable and notes payable at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period.

We also track our accounts payable turnover days on a GMV basis. Our accounts payable turnover days on a GMV basis were 103.1 days in 2023, 110.9 days in 2024, and 111.1 days in 2025. Accounts payable turnover days on a GMV basis for a given period are equal to the average of the accounts payable and notes payable at the beginning and the end of the period divided by cost of GMV, which is equal to GMV minus gross profit, during the period and then multiplied by the number of days during the period.

Our net accounts receivable primarily includes amounts due from customers. As of December 31, 2023, 2024 and 2025, our net accounts receivable amounted to RMB3,639.8 million, RMB3,090.3 million and RMB3,257.2 million (US465.8 million), respectively. Our notes receivable primarily includes bank acceptance notes. We accept bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Bank acceptance notes are primarily negotiable instruments with cash settlement from commercial banks within six months. Upon receipt of the bank acceptance notes, our accounts receivable from the customer will be derecognized. The bank acceptance notes can also be endorsed to suppliers as settlement of accounts payable. Bank acceptance notes with face value of RMB143.8million, RMB369.6million and RMB622.5 million (US$89.0 million) were endorsed to suppliers as of December 31, 2023, 2024 and 2025, respectively.

Our accounts receivable turnover days (inclusive of notes receivable) were 154.2 days in 2023, 158.1 days in 2024 and 142.2 days in 2025. Accounts receivable turnover days for a given period are equal to the average of the accounts receivable and notes receivable at the beginning and the end of the period, excluded allowance of credit losses, divided by total net revenues during the period and then multiplied by the number of days during the period.

We also track our accounts receivable turnover days on a GMV basis. Our accounts receivable turnover days on a GMV basis were 124.7 days in 2023, 132.2 days in 2024 and 126.1 days in 2025. Accounts receivable turnover days on a GMV basis for a given period are equal to the average of the accounts receivable and notes receivable at the beginning and the end of the period divided by total GMV during the period and then multiplied by the number of days during the period.

Our inventories primarily consist of the inventory balance of goods we purchased under our product sales model. Under our marketplace model, third-party sellers maintain ownership of their inventories and therefore these products are not included in our inventories. Our inventories increased from RMB625.4 million as of December 31, 2024 to RMB669.8 million (US$95.8 million) as of December 31, 2025. The increase from December 31, 2024 to December 31, 2025 was primarily due to a proactive inventory stocking strategy to support anticipated demand. Our inventory turnover days were 35.4 days in 2023, 35.3 days in 2024 and 33.6 days in 2025. The inventory turnover days for a given period are equal to the average of the inventory balances at the beginning and end of the period, excluded write-down of inventory, divided by the cost of revenues during the period, and then multiplied by the number of days in the period.

We also track our inventory turnover days on a GMV basis. Our inventory turnover days on a GMV basis were 26.7 days in 2023, 28.6 days in 2024 and 29.2 days in 2025. Inventory turnover days on a GMV basis for a given period are equal to the average of the inventory balances at the beginning and the end of the period divided by cost of GMV during the period and then multiplied by the number of days during the period.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our Chinese mainland subsidiaries only through loans or capital contributions, subject to the approval or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering to make loans or capital contributions to our Chinese mainland subsidiaries. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contribution to our Chinese mainland subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We expect that substantially all of our future revenues will be denominated in Renminbi for the foreseeable future. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our Chinese mainland subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of Chinese mainland to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, in its discretion, restrict access to foreign currencies for current account transactions in the future.

Operating activities

Our operating cash flow decreased from an inflow of RMB229.1 million in 2024 to an inflow of RMB13.7 million (US2.0million) in 2025, as compared to a net loss of RMB268.0 million in 2024 and a net loss of RMB139.7 million (US$20.0 million) in 2025, respectively. The decrease was primarily due to changes in certain working capital accounts, principally, an increase of RMB199.3 million in accounts receivable and an increase of RMB75.7 million in inventories, partially offset by an increase of RMB165.5 million in accounts and notes payable and a decrease of RMB120.9 million in notes receivable. The principal non-cash items affecting the difference between our net cash provided by operating activities and net loss were RMB48.4 million (US$6.9 million) in depreciation and amortization, RMB53.8 million(US$7.7 million) in share-based compensation expenses and RMB32.9 million (US$4.7 million) in allowance for credit losses.

For the discussion covering items for the fiscal year ended December 31, 2024 and a comparison between the fiscal year ended December 31, 2024 and 2023, please refer to “Item 5. - Operating and Financial Review and Prospects - A. Operating Results - Results of Operations” of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with SEC on April 17, 2025.

Investing activities

Net cash used in investing activities in 2025 was RMB324.5 million (US$46.4 million), primarily due to RMB488.3 million (US$69.8 million) of purchase of short-term investments and RMB53.0 million (US$7.6 million) of purchase of property and equipment, partially offset by the maturity of short−term investments of RMB213.8 million(US$30.6 million).

For the discussion covering items for the fiscal year ended December 31, 2024 and a comparison between the fiscal year ended December 31, 2024 and 2023, please refer to “Item 5. - Operating and Financial Review and Prospects - A. Operating Results - Results of Operations” of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with SEC on April 17, 2025.

Financing activities

Net cash used in financing activities in 2025 was RMB104.5 million (US$14.9 million), primarily consisting of RMB660.8 million (US$94.5 million) of repayment of short-term borrowings and RMB41.0 million (US$5.9 million) of cash paid for ordinary shares repurchases, partially offset by RMB589.8million (US$84.3 million) of proceeds from short-term borrowings.

For the discussion covering items for the fiscal year ended December 31, 2024 and a comparison between the fiscal year ended December 31, 2024 and 2023, please refer to “Item 5. - Operating and Financial Review and Prospects - A. Operating Results - Results of Operations” of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with SEC on April 17, 2025.

Effect of exchange rate changes on cash, cash equivalents and restricted shares

Exchange rate changes had an impact of RMB15.5 million and negative RMB9.2 million (US$1.3 million) on our cash, cash equivalent and restricted cash in 2024 and 2025, respectively, primarily due to the changes in the amounts of our cash denominated in U.S. dollars in 2024 and 2025 as well as fluctuations of the exchange rates of Renminbi against U.S. dollars in 2024 and 2025. We held cash denominated in U.S. dollars equivalent to RMB737.1 million, RMB680.6 million, RMB680.6 million and RMB325.4 million as of January 1, 2024, December 31, 2024, January 1, 2025 and December 31, 2025, respectively. Our cash denominated in U.S. dollars in 2024 mainly consisted of the proceeds from our initial public offering. Our cash denominated in U.S. dollars in 2025 mainly consisted of the proceeds from our initial public offering.

Material cash requirements

Our material cash requirements as of December 31, 2025 primarily include repayment of our revolving credit facilities, capital commitments and operating lease commitments.

We have drawn down RMB886.1 million (US$126.7 million) from our revolving credit facilities as of December 31, 2025.

Our capital expenditures contracted for were RMB183.9 million and RMB4.6 million (US$0.7 million) as of December 31, 2024 and 2025, respectively. Our capital commitments consist primarily of the factory construction project in Taicang, Jiangsu Province, which is primarily intended to serve as a facility for MRO industrial partnership in technical support and quality assurance. Under the land use right agreement that we entered into in December 2022 in relation to our Taicang construction project, we committed to making at least RMB273.1 million of capital expenditures in connection with our construction plan.

Our operating lease commitments relate to our leases of offices. Other than as discussed above, we did not have any significant capital and other commitments as of December 31, 2025.

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

Holding Company Structure

ZKH Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our Chinese mainland subsidiaries. As a result, the ability of ZKH Group Limited to pay dividends depends upon dividends paid by its Chinese mainland subsidiaries. If the existing subsidiaries in Chinese mainland or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to ZKH Group Limited. In addition, the wholly foreign-owned subsidiaries in Chinese mainland are permitted to pay dividends to ZKH Group Limited only out of its retained earnings, if any, as determined in accordance with accounting standards in Chinese mainland and regulations. Under laws and regulations in Chinese mainland, each of our Chinese mainland subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign owned subsidiaries in Chinese mainland may allocate a portion of their after-tax profits based on accounting standards in Chinese mainland to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of Chinese mainland is subject to examination by the banks designated by SAFE. Our Chinese mainland subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

Allowance for Credit Losses

We estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically. We estimated the allowance by segmenting accounts receivable into groups based on their shared credit risk characteristics. For each group, we consider factors in assessing the collectability of the accounts receivable, such as historical collection activity, current business environment and forecasts of future macroeconomic conditions. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, we also make specific allowance in the period in which a loss is determined to be probable. When one of our estimates of lifetime for debt recovery and forward-looking factor changed, there would be impact to our consolidated results of operations. Our estimate of the key assumptions did not change significantly throughout the years presented.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Long Chen	57	Chairman of the Board of Directors and Chief Executive Officer
Changxiang Yang	41	Director and Vice President
Yang Liu	44	Director and Chief Technology Officer
Yunjie Han	43	Director and Chief Human Resources Officer
Cindy Xiaofan Wang	50	Independent Director
He Xu	49	Independent Director
Chun Chiu Lai	39	Chief Financial Officer
Shuang Liu	44	Vice President

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

Mr. Yunjie Han has served as the chief human resources officer of the Company since June 2024. He brings extensive experience in human resources and corporate management across diverse industries. Prior to joining the Company, he served as general manager of the human resources center at KUKA Home Co., Ltd. from November 2021 to June 2024. Before that, Mr. Han served as general manager of both the human resources department and the corporate management department at HNA Group (International) Co., Ltd. from March 2017 to October 2021. Earlier in his career, he held the position of human resources director at ZTE Corporation from August 2009 to February 2017. Mr. Han received his bachelor’s degree in human resources management from Shanghai Jiao Tong University in 2006.

Ms. Cindy Xiaofan Wang has served as our independent director since December 2023. Ms. Wang has served as the chief financial officer of Trip.com Group Limited (Nasdaq: TCOM), since November 2013 and its executive vice president since May 2016. Prior to that, Ms. Wang was its vice president since January 2008. Ms. Wang joined Trip.com Group Limited in December 2001 and has held a number of managerial positions. Ms. Wang won the Best CFO Award by Institutional Investor in the 2017 All-Asia Executive Team Rankings in 2017, and China Best CFO Leadership Award by SNAI/ACCA/ Korn Ferry in 2021. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. from 1997 to 1999. Ms. Wang also served on the board of MakeMyTrip Limited (Nasdaq: MMYT) from August 2019 to May 2024. She also served on the board of directors of Huazhu Group Limited (Nasdaq: HTHT, SEHK: 1179) from January 2018 to July 2020. Ms. Wang received a master of business administration from Massachusetts Institute of Technology in 2013 and obtained her bachelor’s degree from Shanghai Jiao Tong University in 1997. Ms. Wang is a Certified Public Accountant (CPA).

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

Mr. Chun Chiu Lai has served as our chief financial officer since February 2022. Prior to joining us, from April 2014 to June 2021, Mr. Lai worked at China International Capital Corporation Hong Kong Securities Limited, with his last position being an executive director in the investment banking division, advising customers on initial public offerings, mergers and acquisitions and other strategic transactions. Mr. Lai received a bachelor’s degree in business administration from Hong Kong University of Science and Technology in 2008 and a master’s degree from the University of Nottingham in 2010.

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

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid an aggregate of RMB13.2 million (US$1.9 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our Chinese mainland subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party we receive and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

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

As of March 31, 2026, awards to purchase 272,584,032 ordinary shares of ZKH Group Limited under the 2022 Plan have been granted and remain outstanding, excluding awards that were forfeited or canceled after the grant dates.

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

The following table summarizes, as of March 31, 2026, the number of ordinary shares of ZKH Group Limited underlying outstanding options that were granted by ZKH Group Limited to its directors and executive officers, excluding options that were exercised, forfeited or canceled after the dates of grant.

Ordinary Shares
Underlying
Outstanding
	Options	Exercise Price		Date of
Name	Granted	(US$/Share)	Date of Grant	Expiration
Long Chen	*	par value	December 1, 2023	December 1, 2033
Changxiang Yang	*	par value	May 31, 2020	May 31, 2030
	*	par value	December 1,2023	July 1, 2032
Yang Liu	*	0.2609	July 1, 2023	July 1, 2033
	*	0.2609	December 1,2023	December 1, 2033

He Xu	*	par value	January 18, 2024	January 18, 2034
	*	par value	January 18, 2026	January 18, 2036
Chun Chiu Lai	*	0.1015	February 1, 2022	February 1, 2032
	*	0.1015	January 18, 2023	January 18, 2033
Total	80,060,067

Note:

*	Less than one percent of our total outstanding shares.

The following table summarizes, as of March 31, 2026, the outstanding restricted share units that we granted to our current directors and executive officers and to other individuals as a group under the 2022 Plan:

Ordinary Shares Underlying Restricted
Name	Share Units	Date of Grant
Long Chen	*	January 18, 2026
	*	January 18, 2026
Changxiang Yang	*	January 18, 2025
	*	January 18, 2025
	*	January 18, 2026
	*	January 18, 2026
Yang Liu	*	January 18, 2025
	*	January 18, 2025
	*	January 18, 2026
	*	January 18, 2026
Shuang Liu	*	January 18, 2025
	*	January 18, 2025
	*	January 18, 2026
Yunjie Han	*	January 18, 2025
	*	January 18, 2025
	*	January 18, 2026
Other Individuals as a Group	*	-

Note:

*	Less than one percent of our total outstanding shares.

C.Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the NYSE rules and disqualification by the chairperson of the relevant board meeting, a director may vote in respect of any contract or transaction, or proposed contract or transaction, notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered and voted upon. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures, debenture stocks, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

D.Employees

We had a total of 3,476 full time employees as of December 31, 2023, 3,262 full time employees as of December 31, 2024 and 2,933 full time employees as of December 31, 2025.

The following table sets forth the number of our employees by function as of December 31, 2025:

Function	As of December 31, 2025
Warehousing and logistics	467
Research and development	222
Sales	1,175
Customer services	260
Product	596
General and administrative	212
TOTAL	2,933

We also track the number of effective headcount as an indicator of our workforce productivity. Effective headcount for a period represents total days worked by our workforce, including our employees and workers sourced through third party staffing agencies, divided by the number of working days (for this purpose, any day other than a Saturday or a Sunday is a working day) in the same period. The number of our effective headcount was 3,954 for 2023, 3,592 for 2024 and 3,234 for 2025.

As required by regulations in Chinese mainland, we participate in various government statutory employee benefit plans, including social insurance plans, namely pension, medical, unemployment, work-related injury and maternity insurance plans, and housing provident funds. We are required under PRC law to contribute to these employee benefit plans at specified percentages based upon the salaries, bonuses and specified allowances of our employees up to a maximum amount specified by the local government from time to time.

None of our employees are currently represented by labor unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of March 31, 2026 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 4,539,281,202 Class A ordinary shares and 1,022,894,890 Class B ordinary shares issued and outstanding as of March 31, 2026.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary	Class B Ordinary	Total Ordinary	% of Beneficial	% of Aggregate
	Shares	Shares	Shares	Ownership†	Voting Power††
Directors and Executive Officers**:
Long Chen(1)	—	890,677,378	890,677,378	16.0	73.9
Shares subject to voting proxy(2)	—	132,217,512	132,217,512	2.4	11.0
Total(1)(2)	—	1,022,894,890	1,022,894,890	18.4	84.9
Changxiang Yang	—	*	*	*	*
Cindy Xiaofan Wang	—	—	—	—	—
He Xu	—	—	—	—	—
Chun Chiu Lai	—	—	—	—	—
Yang Liu	—	—	—	—	—
Shuang Liu	—	—	—	—	—
All Directors and Executive Officers as a Group	—	1,022,894,890	1,022,894,890	18.4	84.9

Principal Shareholders:
Phoenix ZKH Limited(1)	—	890,677,378	890,677,378	16.0	73.9
Eastern Bell related entities and an affiliate(3)	818,170,300	—	818,170,300	14.7	2.7
Tencent Mobility Limited(4)	526,845,143	—	526,845,143	9.5	1.7
Genesis Capital related entities(5)	396,849,600	—	396,849,600	7.1	1.3
Canada Pension Plan Investment Board(6)	371,648,061	—	371,648,061	6.7	1.2

Notes:

*	Aggregate number of shares account for less than one percent of our total ordinary shares outstanding as of March 31, 2026.
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

†

For each person or group included in this column, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2026.

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

(1)	Represents 890,677,378 Class B ordinary shares directly held by Phoenix ZKH Limited, a British Virgin Islands company, which is owned as to 99% by Loong Chen I Limited as non-voting shares and 1% by Loong ZKH Limited as voting shares. Loong Chen I Limited is controlled by Loong Chen Trust, a trust established under the laws of Cayman Islands and managed by GIL Trust Limited as the trustee. Mr. Long Chen is the settlor and beneficiary of Loong Chen Trust. Under this structure, this trust does not exercise any voting and dispositive power in respect of all ordinary shares held by Phoenix ZKH Limited in ZKH Group Limited and only enjoys economic interests to such ordinary shares. Loong ZKH Limited is a private company established under the laws of British Virgin Islands and is wholly owned by Mr. Long Chen. The registered address of Phoenix ZKH Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Loong Chen I limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Torlola VG1110, British Virgin Islands. The registered address of Loong ZKH Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Torlola VG1110, British Virgin Islands.
(2)	Represents 132,217,512 Class B ordinary shares beneficially owned by the Management Shareholders other than Mr. Long Chen. Each of the shareholding entities of the Management Shareholders other than Mr. Long Chen, including Mr. Changxiang Yang, an employee of our company, a former director of our Company, a former senior management of our Company and an employee shareholding platform, executed an irrevocable proxy and power of attorney, pursuant to which the voting rights of all Class B ordinary shares held by it have been irrevocably and fully delegated to Mr. Chen. 132,217,512 Class B ordinary shares are subject to such voting proxy. Mr. Chen disclaims beneficial ownership of such 132,217,512 Class B ordinary shares. Such delegation of voting rights caused Mr. Chen’s total voting power to increase to 84.9% as of March 31, 2026. As a result of the dual-class share structure, the delegation of voting rights and the concentration of ownership, Mr. Long Chen has the ability to determine all matters requiring approval by shareholders of ZKH Group Limited, except that holders of Class B ordinary shares shall abstain from voting in the event that ZKH Group Limited seeks its shareholders’ approval with respect to any amendment of its Amended and Restated 2022 Stock Incentive Plan.

(3)	Represents (i) 706,928,800 Class A ordinary shares held by Shanghai Xiuying Enterprise Management Consulting Partnership (Limited Partnership), a limited partnership incorporated in Chinese mainland, (ii) 79,100,600 Class A ordinary shares held by Eastern Bell International XIII Limited, a Hong Kong limited company, and (iii) 32,140,900 Class A ordinary shares held by Ningbo Huichen Runze Investment Partnership (L.P.), a limited partnership incorporated in Chinese mainland. Such shareholding information is based on the information contained in the Schedule 13G jointly filed by Li Yan, Shanghai Xiuying Enterprise Management Consulting Partnership (Limited Partnership), Shanghai Dingxiao Enterprise Management Consulting Center (Limited Partnership), Shanghai Dingman Enterprise Management Co., Ltd., Eastern Bell International XIII Limited, Eastern Bell Capital Fund I, L.P., Eastern Bell Capital Limited, Ningbo Huichen Runze Investment Partnership (L.P.), Ningbo Zhongding Lilong Investment Management Center (Limited Partnership) and Ningbo Dingpu Venture Capital Partnership (Limited Partnership) with the SEC on February 5, 2024. As of March 31, 2026, 294,577,080 of such shares had been converted into ADSs, each representing 35 Class A ordinary shares, and the remaining Class A ordinary shares are held in the form of ordinary share.
(4)	Represents 526,845,143 Class A ordinary shares held by Tencent Mobility Limited. Such shareholding information is based on the information contained in the Schedule 13G jointly filed by Tencent Mobility Limited and Tencent Holdings Limited with the SEC on February 1, 2024. As of March 31, 2025, 526,845,130 of such shares had been converted into ADSs, each representing 35 Class A ordinary shares, and the remaining Class A ordinary shares are held in the form of ordinary share.
(5)	Represents (i) 215,539,000 Class A ordinary shares held by YSC Investment II (BVI) Ltd., a British Virgin Islands limited company, and (ii) 181,310,600 Class A ordinary shares held by YSC Investment III (BVI) Limited, a British Virgin Islands limited company. Such shareholding information is based on the information contained in the Schedule 13G filed by YSC Investment II (BVI) Ltd, Genesis Capital I LP, Genesis Capital Ltd, YSC Investment III (BVI) Limited, Genesis Capital II LP, Genesis Capital II Ltd, Yuan Capital Ltd and Zhijian Peng with the SEC on January 25, 2024. As of March 31, 2025, 396,849,565 of such shares had been converted into ADSs, each representing 35 Class A ordinary shares, and the remaining Class A ordinary shares are held in the form of ordinary share.
(6)	Represents (i) 349,073,061 Class A ordinary shares and (ii) 22,575,000 Class A ordinary shares in the form of 645,000 ADSs held by Canada Pension Plan Investment Board. Such shareholding information is based on the information contained in the Schedule 13G filed by Canada Pension Plan Investment Board with SEC on February 14, 2024. As of March 31, 2025, 349,073,060 of such shares had been converted into ADSs, each representing 35 Class A ordinary shares, and the remaining Class A ordinary shares are held in the form of ordinary share.

To our knowledge, as of March 31, 2026, 3,840,969,930 of our Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. None of our Class B ordinary shares were held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States.

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

Substantially all of our operations are conducted through our Chinese mainland subsidiaries, and substantially all of our assets are located in Chinese mainland. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

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

Han Kun Law Offices, our PRC counsel, has advised us that there is uncertainty as to whether the courts in Chinese mainland would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in Chinese mainland may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between Chinese mainland and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between Chinese mainland and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this annual report. In addition, according to the PRC Civil Procedures Law, courts in Chinese mainland will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court in Chinese mainland would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law and PRC Law on the Application of Laws to Foreign-related Civil Relations, foreign shareholders may originate actions based on PRC law before a court in Chinese mainland against a company for disputes relating to contracts or other property interests, and the court in Chinese mainland may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing courts in Chinese mainland for dispute resolution if such foreign shareholders can establish sufficient nexus to the Chinese mainland for a court in Chinese mainland to have jurisdiction and meet other procedural requirements, including, among other things, that the plaintiff must have a direct interest in the case and that there must be a concrete claim, a factual basis and a cause for the case. The court in Chinese mainland will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law and PRC Law on the Application of Laws to Foreign-related Civil Relations. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

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

In addition, it will be difficult for U.S. shareholders to originate actions against us in Chinese mainland in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to Chinese mainland for a court in Chinese mainland to have jurisdiction as required under the PRC Civil Procedures Law.

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

ZKH Group Limited is a holding company incorporated in the Cayman Islands. It may rely on dividends from our Chinese mainland subsidiaries for its cash requirements, including any payment of dividends to its shareholders. PRC regulations may restrict the ability of our Chinese mainland subsidiaries to pay dividends to ZKH Group Limited. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Foreign Exchange and Dividend Distribution.”

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

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than 10% of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder(s) upon a tender offer. When a tender offer is made and accepted by holders of 90.0% in value of the shares for which the offer has been made, the offeror may, within a two-month period after the approval by the said holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in Chinese mainland. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in Chinese mainland only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in Chinese mainland; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in Chinese mainland; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in Chinese mainland; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in Chinese mainland.

We believe that ZKH Group Limited is not a PRC resident enterprise for PRC tax purposes. ZKH Group Limited is a company incorporated outside of Chinese mainland. ZKH Group Limited is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that ZKH Group Limited meets all of the conditions above. For the same reasons, we believe our other entities outside of Chinese mainland are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the tax authorities of Chinese mainland and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the tax authorities of Chinese mainland determine that ZKH Group Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within Chinese mainland. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of ZKH Group Limited would be able to claim the benefits of any tax treaties between their country of tax residence and Chinese mainland in the event that ZKH Group Limited is treated as a PRC resident enterprise.

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

Sale or Other Disposition

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in Chinese mainland, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as Chinese mainland-source gain under the Treaty. Pursuant to Treasury Regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the Treasury Regulations.

If the consideration received by a U.S. Holder upon a sale or other taxable disposition of our ADSs or Class A ordinary shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of such sale or disposition. A U.S. Holder may have foreign currency gain or loss to the extent of the difference, if any, between (i) the U.S. dollar value of such payment on the date of such sale or disposition and (ii) the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of settlement.

Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences of a sale or other taxable disposition of ADSs or Class A ordinary shares, including creditability of foreign taxes imposed on such sale or disposition by a taxing jurisdiction other than the United States, under its particular circumstances.

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

Based upon an analysis of our income, assets and market capitalization, including the value of our goodwill, we do not believe that we were a PFIC for the taxable year ended December 31, 2025. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The value of our assets (e.g., goodwill) for purposes of the asset test may be determined by reference to the market price of our ADSs, meaning that fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years. There can be no assurance that we will not be or become a PFIC for the current taxable year or any future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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

Information Reporting and Backup Withholding

Payments of distributions and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient and properly establish their exempt status or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and other required information on IRS Form W-9 establishing that such U.S. Holders are not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

U.S. Holders should consult their tax advisors regarding the information reporting requirements and the application of backup withholding rules in their particular circumstances.

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

U.S. Holders should consult their tax advisors regarding the application of these information reporting rules.

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

Substantially all of our net revenues and expenses are denominated in Renminbi. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollars would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollars may significantly reduce the U.S. dollars equivalent of our earnings, which in turn could adversely affect the price of our ADSs. We had foreign exchange gain of RMB25.1 million (US$3.6 million) in 2025.

As of December 31, 2025, we had Renminbi-denominated cash and cash equivalents and restricted cash of RMB1,092 million (US$156 million). If Renminbi had appreciated by 10% against the U.S. dollars, we would have had an increase of approximately US$11.7 million of cash and cash equivalent and restricted cash. If Renminbi had depreciated by 10% against the U.S. dollars, we would have had a decrease of approximately US$9.6 million of cash and cash equivalent and restricted cash.

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

We rely on a limited number of third parties to provide payment processing services to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and online payment platforms which we believe are of high credit quality. As of December 31, 2025, cash held in accounts managed by online payment platforms, such as Alipay, amounted to RMB10.40 million (US$1.48 million), respectively.

Our accounts receivable is unsecured and is derived from revenues earned from our customers in China. Our net accounts receivable was RMB3,257.2 million (US$465.8 million) as of December 31, 2025. The credit risk with respect to accounts receivable is mitigated by credit control policies we carry out with respect to our customers and our ongoing monitoring process of outstanding balances.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may make payments to us or reimburse us for certain expenses we incurred in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. In the year ended December 31, 2025, we did not receive any payment from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADR program.

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

For the period from December 14, 2023, the date that the registration statement was declared effective by the SEC, to December 31, 2025, we have used approximately 35.9% the net proceeds from our initial public offering for the development of our platform, our supply chain capabilities and our fulfillment efficiency, as well as for general corporate purposes. There is no material change in the use of proceeds as described in the registration statement.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of Independent Registered Public Accounting Firm

This annual report on Form 20-F includes an attestation report of our independent registered public accounting firm because we are an accelerated filer and we are no longer qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2025.

Changes in Internal Control over Financial Reporting

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

	For the Year Ended December 31,
	2024	2025

	(RMB in millions)
Audit fees(1)	7.8	7.9
Audit-related fees(2)	1.3	0.0
Tax fees(3)	0.2	0.2
All other fees(4)	0.5	0.0

Notes:

(1)	“Audit fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and review of other documents filed or furnished with the SEC.
(2)	“Audit-related fees” represent the fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”
(3)	“Tax fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(4)	“All other fees” represent the aggregate fees billed or to be billed for professional services rendered by our principal accountant other than services reported under “Audit fees,” “Audit-Related Fees” and “Tax Fees”.

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

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In June 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$50 million of our ADSs over the next 12 months, ending on June 13, 2025. On June 13, 2025, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$50 million of our ADSs over the next 12 months, ending on June 13, 2026. The table below sets forth a summary of the ADSs repurchased by us in 2025 pursuant to the share repurchase program:

			Total Number of ADSs	Approximate Dollar
			Purchased as Part of	Value of ADSs that
	Total Number of ADSs	Average Price Paid Per	the Publicly Announced	May Yet Be Purchased
Period	Purchased	ADS (US$)	Plan	Under the Plan
January	133,592	3.6741	1,764,797	43,788,429
February	160,555	3.6212	1,925,352	43,207,028
March	166,117	3.6179	2,091,469	42,606,034
April	162,795	3.1529	2,254,264	42,092,756
May	19,015	2.9481	2,273,279	42,036,698
June	92,334	3.0886	2,365,613	41,751,516
July	147,778	3.1309	2,513,391	41,288,843
August	245,112	3.0169	2,758,503	40,549,360
September	110,417	2.9466	2,868,920	40,224,010
October	75,635	2.9753	2,944,555	39,998,972
November	152,347	3.0784	3,096,902	39,529,987
December	298,220	3.3421	3,395,122	38,533,291

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

11.2	Insider Trading Policy of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Office
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
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

Date: April 24, 2026

ZKH Group Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ZKH Group Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of ZKH Group Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity/(deficit) and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses - Accounts Receivable

As described in Notes 2(k), 2(m), and 5 to the consolidated financial statements, as of December 31, 2025, the gross balance of accounts receivable was RMB3,417 million, against which an allowance for credit losses of RMB160 million was provided. Management applies significant judgement in estimating the allowance for accounts receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions. Management estimates the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses for accounts receivable is a critical audit matter are (i) the significant judgment and estimation made by management in estimating the allowance for credit losses; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s significant judgments and estimations related to expected credit loss rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for credit losses for accounts receivable. These procedures also included, among others, (i) evaluating the appropriateness of the model and methodology used by management; (ii) testing the completeness and accuracy of underlying data used in the model; and (iii) evaluating the reasonableness of significant assumptions used by management related to expected credit loss rates, which involved evaluating historical collection activity and the application of forward-looking information. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the model and methodology and the reasonableness of management’s significant assumptions.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 24, 2026

We have served as the Company’s auditor since 2021.

ZKH GROUP LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 AND 2025

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2024	2025
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	1,423,943	1,030,573
Restricted cash	92,939	61,871
Short-term investments	543,978	825,289
Accounts receivable, net	3,090,323	3,257,162
Notes receivable	234,213	113,291
Inventories	625,390	669,825
Prepayments and other current assets	179,387	180,188
Total current assets	6,190,173	6,138,199
Non-current assets:
Property and equipment, net	183,572	186,185
Land use rights, net	10,808	10,582
Operating lease right-of-use assets, net	179,945	142,205
Intangible assets, net	15,931	21,871
Goodwill	30,807	30,807
Total non-current assets	421,063	391,650
Total assets	6,611,236	6,529,849
Liabilities
Current liabilities:
Short-term borrowings	311,000	240,000
Current portion of long-term borrowings	997	2,305
Accounts and notes payable	2,553,396	2,718,941
Operating lease liabilities	81,379	50,202
Advance from customers	27,433	27,152
Accrued expenses and other current liabilities	365,333	378,566
Derivatives	—	8,624
Total current liabilities	3,339,538	3,425,790
Non-current liabilities:
Long-term borrowings	38,887	42,651
Non-current operating lease liabilities	109,096	91,894
Other non-current liabilities	25,224	28,181
Total non-current liabilities	173,207	162,726
Total liabilities	3,512,745	3,588,516
Commitments and contingencies (Note 22)
ZKH Group Limited shareholders’ equity:
Ordinary shares (USD0.0000001 par value; 500,000,000,000 and 500,000,000,000 shares authorized; 5,658,952,794 and 5,682,357,714 shares issued and 5,601,860,619 and 5,563,528,436 shares outstanding as of December 31, 2024 and December 31, 2025, respectively) (Note 17)	4	4
Additional paid-in capital	8,305,304	8,370,941
Statutory reserves	6,303	6,566
Accumulated other comprehensive income/(loss)	4,764	(37,288)
Accumulated deficit	(5,177,126)	(5,317,131)
Treasury stock	(40,758)	(81,759)
Total ZKH Group Limited shareholders’ equity	3,098,491	2,941,333
Total liabilities and shareholders’ equity	6,611,236	6,529,849

The accompanying notes form an integral part of these consolidated financial statements.

ZKH GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues
Net product revenues	8,341,603	8,449,468	8,766,751
Net service revenues	307,412	244,707	171,264
Other revenues	72,160	67,143	49,723
Total net revenues	8,721,175	8,761,318	8,987,738
Cost of revenues	(7,268,741)	(7,250,847)	(7,512,076)
Operating expenses
Fulfillment	(438,959)	(391,687)	(362,173)
Sales and marketing	(700,791)	(641,519)	(585,039)
Research and development	(175,915)	(169,496)	(165,518)
General and administrative	(535,493)	(646,539)	(576,269)
Loss from operations	(398,724)	(338,770)	(213,337)
Interest and investment income	53,703	64,246	50,088
Interest expense	(19,343)	(19,003)	(11,350)
Others, net	59,659	26,497	35,546
Loss before income tax	(304,705)	(267,030)	(139,053)
Income tax expenses	(195)	(1,013)	(689)
Net loss	(304,900)	(268,043)	(139,742)
Less: net loss attributable to non-controlling interests	(393)	—	—
Less: net loss attributable to redeemable non-controlling interests	(193)	—	—
Net loss attributable to ZKH Group Limited	(304,314)	(268,043)	(139,742)
Accretion on preferred shares to redemption value	(660,070)	—	—
Net loss attributable to ZKH Group Limited’s ordinary shareholders	(964,384)	(268,043)	(139,742)

ZKH GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net loss	(304,900)	(268,043)	(139,742)
Other comprehensive loss:
Foreign currency translation adjustments	26,756	29,918	(42,052)
Total comprehensive loss	(278,144)	(238,125)	(181,794)
Less: comprehensive loss attributable to non-controlling interests	(393)	—	—
Less: comprehensive loss attributable to redeemable non-controlling interests	(193)	—	—
Comprehensive loss attributable to ZKH Group Limited	(277,558)	(238,125)	(181,794)
Accretion on Preferred Shares to redemption value	(660,070)	—	—
Total comprehensive loss attributable to ZKH Group Limited’s ordinary shareholders	(937,628)	(238,125)	(181,794)
Net loss per ordinary share attributable to ordinary shareholders
Basic	(0.63)	(0.05)	(0.02)
Diluted	(0.63)	(0.05)	(0.02)
Weighted average number of shares
Basic	1,528,540,765	5,736,262,553	5,686,064,402
Diluted	1,528,540,765	5,736,262,553	5,686,064,402
Net loss per ADS attributable to ordinary shareholders
Basic	(22.08)	(1.64)	(0.86)
Diluted	(22.08)	(1.64)	(0.86)
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic	43,672,593	163,893,216	162,458,983
Diluted	43,672,593	163,893,216	162,458,983

The accompanying notes form an integral part of these consolidated financial statements.

ZKH GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data)

					Accumulated
			Additional		Other				Non-	Total
	Ordinary Shares		Paid-in	Statutory	Comprehensive	Accumulated	Treasury Stock		controlling	Shareholders’
	Issued Shares	Amount	Capital	Reserves	(Loss)/Income	Deficit	Shares	Amount	Interests	(Deficit)/Equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB
Balance as of January 1, 2023	1,218,621,800	1	—	5,278	(51,910)	(4,024,102)	—	—	4,238	(4,066,495)
Net loss	—	—	—	—	—	(304,507)	—	—	(393)	(304,900)
Foreign currency translation adjustments	—	—	—	—	26,756	—	—	—	—	26,756
Share-based compensation - vesting of share-based awards	—	—	34,840	—	—	—	—	—	—	34,840
Accretion on convertible redeemable preferred shares to redemption value	—	—	(80,428)	—	—	(579,642)	—	—	—	(660,070)
Change on repurchase premium related to Shanghai Kunjun Material Technology Co.,Ltd.	—	—	—	—	—	193	—	—	—	193
Extinguishment of Series F convertible redeemable preferred shares	—	—	272,426	—	—	—	—	—	—	272,426
Issuance of ordinary shares upon Initial Public Offering (“IPO”), net of issuance cost	140,000,000	—	340,732	—	—	—	—	—	—	340,732
Automatic conversion of convertible preferred shares into ordinary shares upon IPO	4,262,869,164	3	7,570,414	—	—	—	—	—	—	7,570,417
Repurchase of non-controlling interests	—	—	1,365	—	—	—	—	—	(3,845)	(2,480)
Appropriation to statutory reserve	—	—	—	735	—	(735)	—	—	—	—
Balance as of December 31, 2023	5,621,490,964	4	8,139,349	6,013	(25,154)	(4,908,793)	—	—	—	3,211,419
Net loss	—	—	—	—	—	(268,043)	—	—	—	(268,043)
Foreign currency translation adjustments	—	—	—	—	29,918	—	—	—	—	29,918
Share-based compensation - vesting of share-based awards	—	—	108,576	—	—	—	—	—	—	108,576
Issuance of ordinary shares upon Overallotment, net of issuance cost	15,925,000	—	46,122	—	—	—	—	—	—	46,122
Exercise of share options	21,536,830	—	11,257	—	—	—	—	—	—	11,257
Repurchase of ordinary shares	—	—	—	—	—	—	(57,092,175)	(40,758)	—	(40,758)
Appropriation to statutory reserve	—	—	—	290	—	(290)	—	—	—	—
Balance as of December 31, 2024	5,658,952,794	4	8,305,304	6,303	4,764	(5,177,126)	(57,092,175)	(40,758)	—	3,098,491
Net loss	—	—	—	—	—	(139,742)	—	—	—	(139,742)
Foreign currency translation adjustments	—	—	—	—	(42,052)	—	—	—	—	(42,052)
Share-based compensation - vesting of share-based awards	—	—	53,817	—	—	—	—	—	—	53,817
Exercise of share options	23,404,920	—	11,820	—	—	—	—	—	—	11,820
Repurchase of ordinary shares	—	—	—	—	—	—	(61,737,103)	(41,001)	—	(41,001)
Appropriation to statutory reserve	—	—	—	263	—	(263)	—	—	—	—
Balance as of December 31, 2025	5,682,357,714	4	8,370,941	6,566	(37,288)	(5,317,131)	(118,829,278)	(81,759)	—	2,941,333

The accompanying notes form an integral part of these consolidated financial statements.

ZKH GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash flows from operating activities:
Net loss	(304,900)	(268,043)	(139,742)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	73,466	54,769	48,356
Share-based compensation expense	17,393	108,516	53,817
Loss/(Gain) on disposals of property and equipment	3,011	659	(629)
Credit losses, net	12,756	48,900	32,868
Write-down of inventories	39,969	25,906	31,365
Investment income	(6,100)	(25,494)	(20,017)
Foreign exchange losses/(gains)	11,061	12,213	(16,405)
Changes in operating assets and liabilities:
Accounts receivable	(585,486)	502,397	(199,326)
Notes receivable	(42,289)	118,784	120,922
Inventories	(52,956)	17,688	(75,708)
Prepayments and other current assets	51,982	(11,334)	(8,179)
Accounts and notes payable	317,234	(329,974)	165,545
Advance from customers	(11,224)	7,526	(281)
Operating lease right-of use assets	73,007	44,985	37,740
Land use rights	(328)	224	226
Accrued expenses and other liabilities	(92,542)	(30,928)	26,616
Operating lease liabilities	(72,002)	(47,725)	(48,379)
Net cash (used in)/provided by operating activities	(567,948)	229,069	8,789
Cash flows from investing activities:
Purchase of short-term investments	(1,288,080)	(104,866)	(488,288)
Maturity of short-term investments	430,623	461,890	213,828
Purchase of property and equipment	(50,496)	(79,159)	(53,043)
Purchase of intangible assets	(5,067)	(3,875)	(665)
Proceeds from sale of property and equipment and intangible assets	4,718	2,090	3,695
Net cash (used in)/provided by investing activities	(908,302)	276,080	(324,473)
Cash flows from financing activities:
Cash paid for ordinary shares repurchases	—	(40,757)	(41,001)
Proceeds from short-term borrowings	1,114,000	897,000	589,790
Repayment of short-term borrowings	(779,000)	(1,171,000)	(660,790)
Proceeds from long-term borrowings	—	39,884	5,072
Acquisition of the redeemable non-controlling interest	(5,044)	(2,474)	—
Proceeds from the IPO, net of issuance costs	385,768	—	—
Proceeds from the Overallotment, net of issuance costs	—	29,382	—
Proceeds from exercised share options	—	920	2,460
Other financing activities	—	(7,140)	—
Net cash provided by/(used in) financing activities	715,724	(254,185)	(104,469)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	5,042	15,546	(4,285)
(Decrease)/Increase in cash, cash equivalents, and restricted cash	(755,484)	266,510	(424,438)
Cash, cash equivalents, and restricted cash at beginning of the year	2,005,856	1,250,372	1,516,882
Cash, cash equivalents, and restricted cash at end of the year	1,250,372	1,516,882	1,092,444
Supplemental cash flow information:
Cash payments for interest	(19,343)	(10,158)	(3,812)
Cash payments for income taxes	(154)	(842)	(569)
Supplemental information for non-cash investing and financing activities:
Purchase of property and equipment in form of other payables	—	2,642	6,583
Accretion of convertible redeemable preferred shares	(660,070)	—	—
Conversion of preferred shares to ordinary shares	(7,570,417)	—	—

The accompanying notes form an integral part of these consolidated financial statements.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization and principal activities

(a)	Principal activities

ZKH Group Limited (the “Company”) was incorporated under the laws of the Cayman Islands on April 26, 2021 as an exempted company with limited liability. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is a maintenance, repair and operating (“MRO”) products trading and service platform, and principally operates in the People’s Republic of China (“PRC”).

(b)	History of the Group

Prior to the incorporation of the Company, the Group commenced its operations through ZKH Industrial Supply (Shanghai) Co, Ltd. (“ZKH Industrial Supply”), founded by Mr. Long Chen (the ‘‘Founder’’) in 1998, and was restructured to be held by the Company since September 30, 2022.

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

As of December 31, 2025, the Company’s principal subsidiaries are as follows:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the consolidated financial statements are summarized below.

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

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent liabilities as of the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include allowance for credit losses and lower of cost and net realizable value of inventories.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of significant accounting policies (continued)

(d)	Segment reporting (continued)

The table below summarizes the Group’s significant segment expenses by nature for the years ended December 31, 2023, 2024 and 2025. The segment expenses by function are presented on the consolidated statements of comprehensive loss.

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in thousands)

Net revenues	8,721,175	8,761,318	8,987,738
Less:
Cost of revenues	(7,268,741)	(7,250,847)	(7,512,076)
Employee benefits expenses	(1,076,605)	(1,013,760)	(993,601)
Logistic expenses(a)	(131,527)	(126,174)	(133,919)
Rental and property management expenses	(177,969)	(152,274)	(129,454)
Share-based payments	(17,393)	(108,516)	(53,817)
Depreciation and amortization	(69,105)	(52,447)	(47,359)
Credit losses, net	(12,756)	(48,900)	(32,868)
Interest expense	(19,343)	(19,003)	(11,350)
Other segment expenses(b)	(252,441)	(256,427)	(212,347)
Income tax expense	(195)	(1,013)	(689)
Segment net loss	(304,900)	(268,043)	(139,742)

Reconciliation of profit or loss
Adjustment and reconciling items	—	—	—
Consolidated net loss	(304,900)	(268,043)	(139,742)

(a)Logistic expenses included outbound shipping costs, inter-warehouse transportation fees, and packaging materials expenditures.

(b)Other segment items included in segment net losses comprised traveling expenses, advertising and promotion expenses, professional services fee, interest and investment income, others, net.

Total expenditures for additions to long-lived assets were RMB55,563 thousand, RMB83,034 thousand and RMB53,708 thousand for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in the consolidated statements of comprehensive loss. Total exchange (losses)/gains were a loss of RMB11,061 thousand, a loss of RMB12,213 thousand, and a gain of RMB16,405 thousand for the years ended December 31, 2023, 2024 and 2025, respectively.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Financial assets and liabilities of the Group not measured at fair value mainly consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, certain other current assets and certain accruals and other liabilities. As of December 31, 2024 and 2025, the carrying values of these financial instruments approximated their fair values due to their short-term maturity.

(g)	Cash and cash equivalents

Cash and cash equivalents consist of demand deposit and time deposits with original maturities less than three months and cash placed with banks and third-party payment processor, which are unrestricted as to withdrawal or use.

(h)	Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows. The Group’s restricted cash mainly represents security deposits held in designated bank for a currency exchange forward contract (Note 4), payment guarantees and supplier financial programs.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

(k)	Accounts receivable and allowance for credit losses

Accounts receivable represents the amounts that the Group has an unconditional right to consideration and is recorded net of allowance for credit losses. The Group estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically, considering factors in assessing the collectability of its accounts receivable, such as payment history, creditworthiness, forward-looking factor of the customers, to assess the credit risk characteristics. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable is considered impaired and written- off when it is probable that all contractual payments due will not be collected after all collection efforts have been exhausted.

(l)	Notes receivable

Notes receivable are primarily bank acceptance notes. The Group accepts bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Bank acceptance notes are primarily negotiable instruments with cash settlement from commercial banks within half a year. Upon receipt of the bank acceptance notes, the Group’s accounts receivable from the customer is derecognized. The bank acceptance notes can also be endorsed to suppliers as settlement of accounts payable. Bank acceptance notes of RMB369,553 thousand and RMB618,760 thousand were endorsed to suppliers as of December 31, 2024 and 2025 respectively.

(m)	Current expected credit losses

ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) requires entities to measure all expected credit losses for financial assets held at the reporting date, including accounts receivable and notes receivable. The Group applies significant judgement in estimating the allowance for accounts receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions. The Group estimates the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of significant accounting policies (continued)

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

The Group also provides fulfilment-related services in connection with the Group’s marketplace. Third-party sellers maintain ownership of their inventories and therefore these products are not included in the Group’s inventories.

(o)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment loss. Depreciation is computed using the straight-line method with 5% residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Furniture and office equipment	3 – 5 years
Machinery	5 – 10 years
Vehicles	3 – 5 years
Computer equipment	3 – 5 years
Building	50 years
Leasehold improvement	shorter of remaining lease period and estimated useful life

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment represents the difference between the net sales proceeds and the carrying amount of the relevant assets. Gains or losses on disposals of property and equipment were immaterial for the years ended December 31, 2023, 2024, and 2025.

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

Trademarks	10 years
Patent right	10 years
Software	3 – 8 years
Customer relationship	10 years

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The annual impairment test includes an option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value based on discounted cash flow of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. The impairment charge would be recorded in the consolidated statements of comprehensive loss. There is no event or any circumstance that the Company identified, which indicated that the fair value of the Company’s reporting unit was below its carrying value. No impairment of goodwill was recognized for the years ended December 31, 2024 and 2025.

(s)	Leases

The Group accounts for leases in accordance with ASC 842, Leases (“ASC 842”), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The land use rights are operating leases with term of about 50 years. Other than the land use rights, the lease terms of operating and finance leases vary from more than a year to 20 years. Operating leases are included in land use right, operating lease right-of-use assets, current and non-current operating lease liabilities on the Group’s consolidated balance sheets. Finance leases are included in property and equipment, net on the Group’s consolidated balance sheets. As of December 31, 2024 and 2025, majority of the Group’s ROU assets were generated from leased assets in the PRC.

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

Net product revenues

The Group recognizes the net product revenues from the product sales model on a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods. The Group recognizes revenue net of discounts and return allowances when the products are delivered to customers. Judgement is required to estimate return allowances. The Group reasonably estimates the possibility of sales return based on the historical experience. Based on management’s assessment, as of December 31, 2024 and 2025, liabilities for return allowances were insignificant.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Cost of revenues consists primarily of purchase price of products, inbound shipping charges, write-downs of inventories and the rebates from suppliers. The rebates receive from suppliers are treated as a reduction in the purchase price and will be recorded as a reduction in cost of revenues when the product is sold. The cost of revenues does not include shipping and handling expenses, payroll and benefits of logistic staff or logistic centers rental expenses, therefore cost of revenues of the Group may not be comparable to other companies which include such expenses in their cost of revenues. Cost of revenues mainly represents costs associated with the product sales model.

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

Shipping cost included in fulfillment expenses amounted to RMB103,940 thousand, RMB107,985 thousand and RMB113,707 thousand for the years ended December 31, 2023, 2024 and 2025, respectively.

(x)	Sales and marketing

Sales and marketing expenses consist primarily of payroll and related expenses for employees involved in sales and marketing activities, and advertising costs.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of significant accounting policies (continued)

(x)Sales and marketing (continued)

Advertising costs included in sales and marketing expenses are expensed as incurred, and amounted to RMB34,830 thousand, RMB32,334 thousand and RMB28,584 thousand for the years ended December 31, 2023, 2024 and 2025, respectively.

(y)	Research and development

Research and development expenses consist primarily of payroll and related expenses for research and development employees involved in designing, developing and maintaining software technology platform, and technology infrastructure costs. Research and development costs are expensed as they are incurred, except for costs to develop internal-use software or add significant upgrades and enhancements resulting in additional functionality to internal-use software that meet the capitalization criteria in accordance with ASC Subtopic 350-40, Intangibles-Goodwill and Other, Internal-Use Software.

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

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation exists beyond the contributions made. Employee social security and welfare benefits included as expenses amounted to RMB323,685 thousand, RMB307,283 thousand and RMB358,433 thousand for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

(dd) Government grants

Government grants are recognized as income in others, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled. Government grants included as other income in the consolidated statements of comprehensive loss amounted to RMB71,503 thousand, RMB44,658 thousand and RMB21,279 thousand for the years ended December 31, 2023, 2024 and 2025, respectively.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

For the years ended December 31, 2024 and 2025, RMB290 thousand and RMB263 thousand profit appropriation to statutory reserves was made.

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

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

(hh) Recent accounting pronouncements

Accounting pronouncements adopted

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). This ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. This ASU is effective on a prospective basis for annual reporting periods beginning after December 15, 2024. The Company adopted this ASU for the year ended December 31, 2025 prospectively, and disclosed additional descriptive information as required under Accounting Standards Codification 740 (Note 15).

Accounting pronouncements issued but not adopted

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

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326)- Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU No. 2025-05 provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted.

The Group is currently evaluating the impact of the above new issued but not yet adopted accounting pronouncements or guidance on the consolidated financial statements.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.    Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2023, 2024 and 2025.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2024 and 2025, majority of the Group’s cash and cash equivalents and restricted cash were held by major financial institutions located in Chinese Mainland and Hong Kong which the management believes are of high credit quality. Accounts receivable are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.

There was no individual customer that accounted for more than 10% of accounts receivable as of December 31, 2024 and 2025.

Currency convertibility risk

The Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities are denominated in RMB. The cash transfers from the PRC subsidiaries to their parent companies outside of Chinese Mainland are subject to PRC government control of currency conversion. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank Of China (the PBOC). Remittances in currencies other than RMB by the Group in Chinese Mainland must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If such foreign exchange control system prevents the Group from obtaining sufficient foreign currencies to satisfy its currency demands, the Group may not be able to pay dividends in foreign currencies. As of December 31, 2024 and 2025, the Group’s cash and cash equivalents and restricted cash denominated in RMB were RMB832,308 thousand and RMB738,875 thousand, accounting for 54.87% and 67.64% of the Group’s total cash and cash equivalents and restricted cash, respectively.

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

Short-term investments

The Group values its wealth management products, money market fund and time deposits placed with bank with original maturities of longer than three months but less than one year using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. The wealth management products and structured deposits usually have short original maturities of less than 1 year. For the years ended December 31, 2023, 2024 and 2025, gross unrealized gains of nil, RMB23,798 thousand and RMB20,017 thousand were recorded on short-term investments, respectively.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.    Fair value measurement (continued)

Derivatives

The Group entered into currency exchange forward contracts with certain commercial bank in the PRC. These contracts involve the exchange of Renminbi and US dollars at pre-arranged fixed foreign exchange rates on specific future dates. The Group records the currency exchange forward contract as derivative assets/liabilities at their fair values at each of reporting date. The Group values the currency exchange forward contract based on quoted prices provided by the bank, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. For the years ended December 31, 2023, 2024 and 2025, fair value gains of 6,926, nil and fair value loss of RMB8,736 thousand were recorded on derivatives, respectively.

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

5.    Accounts receivable, net

Accounts receivable consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
	(in thousands)

Accounts receivable	3,236,111	3,417,085
Allowance for credit losses	(145,788)	(159,923)
Accounts receivable, net	3,090,323	3,257,162

The movements in the allowance for credit losses are as follows:

	Year ended December 31,
	2024	2025
	RMB	RMB
	(in thousands)

Balance at the beginning of the year	107,032	145,788
Additions	44,508	32,571
Write-off	(6,306)	(18,915)
Recovery of write-off	554	479
Balance at the end of the year	145,788	159,923

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.    Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
	(in thousands)

Refundable deposits	89,958	77,479
Prepayment	37,981	53,030
VAT recoverable	29,555	23,781
Other current assets	21,893	25,898
Total	179,387	180,188

Prepayments primarily consist of prepayments for products, marketing and consulting services provided by suppliers.

7.    Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
	(in thousands)

Machinery	132,846	123,010
Leasehold improvement	103,707	106,569
Computer equipment	40,313	37,962
Furniture and office equipment	24,829	22,933
Vehicles	10,786	13,859
Property	—	104,974
Construction in process	78,949	1,019
Total	391,430	410,326
Accumulated depreciation	(207,858)	(224,141)
Net book value	183,572	186,185

Depreciation expenses recognized for the years ended December 31, 2023, 2024 and 2025 were RMB64,610 thousand, RMB47,214 thousand and RMB41,478 thousand respectively.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.    Intangible assets, net

Intangible assets consist of the following:

	As of December 31, 2024
	Weighted
	average	Gross		Net
	amortization	carrying	Accumulated	carrying
	period	amount	amortization	amount
	Years	RMB	RMB	RMB
	(in thousands)

Software	4.7	44,685	(32,981)	11,704
Customer relationship	10	7,735	(4,137)	3,598
Trademarks	10	743	(398)	345
Patent right	10	357	(73)	284
Total	5.6	53,520	(37,589)	15,931

	As of December 31, 2025
	Weighted
	average	Gross		Net
	amortization	carrying	Accumulated	carrying
	period	amount	amortization	amount
	Years	RMB	RMB	RMB
	(in thousands)

Software	5.1	57,047	(38,847)	18,200
Customer relationship	10.0	7,735	(4,911)	2,824
Trademarks	10.0	576	(123)	453
Patent right	10.0	482	(88)	394
Total	5.8	65,840	(43,969)	21,871

Amortization expenses recognized for the years ended December 31, 2023, 2024 and 2025 were RMB8,856 thousand, RMB7,555 thousand and RMB7,037 thousand, respectively. No impairment charge was recognized for any of the periods presented.

As of December 31, 2025, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	Year ended December 31,
					2030 and
	2026	2027	2028	2029	thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)

Amortization expenses	6,403	4,484	3,742	2,979	4,263	21,871

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.    Leases

Operating leases of the Group mainly include land use rights and leases of offices, warehouse, delivery and servicing center and vehicle.

The components of lease expenses were as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in thousands)

Operating lease expenses	121,393	97,707	79,540
Short-term lease expenses	56,808	57,339	50,305
Total	178,201	155,046	129,845

Short-term leases primarily represent the lease with a term of 12 months or less.

The operating lease expense and short-term lease expense were recognized in cost of revenues, fulfillment, sales and marketing, research and development and general and administrative expenses.

Supplemental cash flows information related to leases was as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in thousands)

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payment from operating lease	126,758	102,402	81,015
RoU assets obtained in exchange for lease liabilities	54,944	50,079	98,251

A summary of supplemental information related to leases as of December 31, 2024 and 2025 is as follows:

	As of December 31,
	2024	2025
	RMB	RMB
	(in thousands)

Land use rights, net	10,808	10,582
Operating lease right-of-use assets, net (excluding land use rights)	179,945	142,205
Operating lease RoU assets, net	190,753	152,787
Operating lease liabilities – current	81,379	50,202
Operating lease liabilities – non-current	109,096	91,894
Total operating lease liabilities	190,475	142,096

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.    Leases (continued)

	As of December 31,
	2024	2025

Weighted average remaining lease term
Land use rights	48 years	47 years
Operating leases	2.23 years	2.53 years
Weighted average discount rate
Land use rights	—	—
Operating leases	4.24%	3.73%

A Summary of maturities of lease liabilities as of December 31, 2025 were as follows:

As of December 31,
2025
RMB
(in thousands)

2026	54,398
2027	37,129
2028	30,838
2029	19,393
2030	9,648
Thereafter	—
Total undiscounted lease payments	151,406
Less: interest	(9,310)
Present value of lease liabilities	142,096

As of December 31, 2025, the Group has RMB 1,101 thousand lease contract that has been entered into but not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.  Borrowings

Borrowings consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
	(in thousands)

Short-term bank borrowings(a)	311,000	240,000
Current portion of long-term borrowings	997	2,305
Long-term bank borrowings(b)	38,887	42,651
	350,884	284,956
(a)	As of December 31, 2024, the Group maintained several unsecured revolving credit facilities provided by certain financial institutions for an aggregate amount of RMB2,070,000 thousand. An aggregated amount of RMB730,555 thousand has been drawn as of December 31, 2024, including (i) RMB311,000 thousand of bank borrowings with expiration dates ranging from January 2025 to May 2025. The interest rate on any outstanding utilized amount under these bank borrowings is calculated ranging from LPR minus 88 basis to LPR minus 50 basis points. As of December 31, 2024, the one-year LPR was 3.10%. The borrowings are denominated in RMB; (ii) outstanding accounts payable under the supplier finance program of RMB342,647 thousand with expiration dates ranging from January 2025 to June 2025; (iii) bank guarantees on the Group’s purchase commitment of RMB70,378 thousand in aggregate; and (iv) discounting of commercial notes receivables of RMB6,530 thousand with expiration dates ranging from April 2025 to May 2025.

As of December 31, 2025, the Group maintained several unsecured revolving credit facilities provided by certain financial institutions for an aggregate amount of RMB2,400,000 thousand. An aggregated amount of RMB886,115 thousand has been drawn as of December 31, 2025, including (i) RMB240,000 thousand of bank borrowings with expiration dates ranging from February 2026 to June 2026. The interest rate on any outstanding utilized amount under these bank borrowings is calculated at LPR minus 92 basis. As of December 31, 2025, the one-year LPR was 3.00%. The borrowings are denominated in RMB; (ii) outstanding accounts payable under the supplier finance program of RMB439,852 thousand with expiration dates ranging from January 2026 to June 2026; (iii) bank guarantees on the Group’s purchase commitment of RMB165,193 thousand in aggregate; (iv) factoring of trade receivables without recourse of RMB43,031 thousand; and (v) discounting of commercial notes receivables of RMB1,240 thousand with expiration dates ranging from January 2026 to May 2026.

(b)	As of December 31, 2025, the Group had a long-term banking facility of up to RMB 363,000 thousand, designated for financing the construction of a factory in Taicang, Jiangsu Province. This facility is secured by the factory under construction and the associated land use rights. As of December 31, 2025, a total of RMB44,956 thousand had been drawn down. The borrowings are denominated in RMB, with an annual interest rate calculated as the 5-year LPR minus 35 basis points. Interest expenses of RMB713 thousand incurred on these borrowings were capitalized for the year ended December 31, 2025. The borrowings have expiration dates ranging from March 2026 to April 2034.

As of December 31, 2025, the scheduled maturities of the bank borrowings are as follows:

Principle Amount
RMB
(in thousands)

Within 1 year	2,305
Between 1 to 2 years	3,458
Between 2 to 3 years	4,611
Between 3 to 4 years	4,611
Between 4 to 5 years	4,611
More than 5 years	25,360

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44,956

10.  Borrowings (continued)

Certain of the Group’s banking facilities are subject to the fulfillment of covenants relating to certain financial position performance and results of the Group, as are commonly found in borrowing arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As of December 31, 2024 and 2025, none of the covenants relating to drawn down facilities had been breached.

11.  Accounts and notes payable

The Group measures accounts payable and notes payable at amortized cost considering they are arising from transactions with suppliers in the normal course of business and are due in customary trade terms not exceeding one year.

	As of December 31,
	2024	2025
	RMB	RMB
	(in thousands)

Accounts payable	2,546,105	2,718,941
Notes payable(a)	7,291	—
Total accounts and notes payable	2,553,396	2,718,941
(a)	The Group’s notes payable mainly include short-term notes, typically with terms between 3 to 9 months which are provided to the Group’s suppliers and manufacturers. Notes payable as of December 31, 2024 and 2025 were secured by restricted cash of RMB1,318 thousand and nil held in designated bank accounts, respectively.

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

The payment terms negotiated with suppliers are consistent, irrespective of whether a supplier participates in the program. Current payment terms with a majority of suppliers generally range from 60 to 180 days, which the Group deems to be commercially reasonable. The obligations to suppliers, including amounts due and scheduled payment terms, are not impacted by the program. The outstanding payment obligations under the supplier finance program were RMB342,647 thousand and RMB439,852 thousand as of December 31, 2024 and 2025, respectively, and are recorded within accounts payable on the consolidated balance sheets. The restricted cash pledged for the outstanding payment obligations were RMB55,692 thousand and nil as of December 31, 2024 and 2025, respectively, and are recorded within restricted cash on the consolidated balance sheets. The Group does not pledge any other assets as security as part of the program. The associated payments are included in operating activities within the consolidated statements of cash flows.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.  Accounts and notes payable (continued)

The roll-forwards of the Group’s outstanding obligations confirmed as valid under its supplier finance program for years ended December 31, 2024 and 2025, are as follows:

	Year ended December 31,
	2024	2025
	RMB	RMB
	(in thousands)

Balance at the beginning of the year	221,523	342,647
Invoices confirmed during the year	664,691	869,250
Confirmed invoices paid during the year	(543,567)	(772,045)
Balance at the end of the year	342,647	439,852

12.  Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
	(in thousands)

Employee benefit obligation	164,291	176,909
Share-based compensation liability	57,495	39,148
Other taxes payables	9,853	21,487
Deposits from suppliers(a)	68,176	62,522
Other current liabilities(b)	65,518	78,500
Total	365,333	378,566
(a)	Deposit mainly represents deposits from third-party merchants for participating in the Group’s marketplace.
(b)	Other current liabilities primarily consist of accrued operating expenses and accrued customer-related payments including platform service fees.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.  Net revenues

The Group principally generates its net product revenues from the product sales model and net service revenues from the marketplace model. The Group operates ZKH platform and GBB platform which are distinguished by customer type. The customers served on ZKH platform mainly include enterprise customers in a variety of industries. The customers served on GBB platform mainly include micro businesses such as trading companies, distributors, local hardware stores, and small businesses which are end users. The Group’s principal operations and geographic markets are in the PRC.

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in thousands)

Net product revenues
From ZKH platform	7,381,501	7,450,188	7,757,464
From GBB platform	960,102	999,280	1,009,287
	8,341,603	8,449,468	8,766,751
Net service revenues
From ZKH platform	307,412	244,707	171,264
Other revenues	72,160	67,143	49,723
Total	8,721,175	8,761,318	8,987,738

14.  Others, net

Other income and expense consist of the following:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in thousands)

Government grants	71,503	44,658	21,279
Foreign exchange (losses)/gains, net	(11,061)	(12,213)	16,405
Gains/(losses) in derivatives	6,926	—	(8,736)
Others	(7,709)	(5,948)	6,598
Total	59,659	26,497	35,546

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

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. Kuntong and Andanda Industry (Shanghai) Co., Ltd. (“Andanda”) which are all the PRC subsidiaries of the Group, applied for the HNTE qualification and obtained the certificate in 2020 and 2021, respectively. Kuntong is entitled to enjoy the preferential income tax rate of 15% from 2020 to 2023 and from 2023 to 2026; Andanda is entitled to enjoy the preferential income tax rate of 15% from 2021 to 2024 and from 2024 to 2027, respectively.

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

Composition of income tax expenses are as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in thousands)

Current income tax expense
PRC	195	1,013	689
Deferred tax expense	—	—	—
Total	195	1,013	689

Composition of loss before tax are as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in thousands)

Loss from Chinese Mainland operations	(330,426)	(255,716)	(89,650)
(Loss)/ income from overseas operations	25,721	(11,314)	(49,403)
Total loss before income tax	(304,705)	(267,030)	(139,053)

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.  Income tax (continued)

PRC (continued)

As the group principally operates in the PRC, the reconciliations of the income tax expenses computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expenses of the years presented are as follows:

	Year ended December 31, 2025
	RMB
	(in thousands)

Loss before income tax	(139,053)
Tax calculated at PRC statutory tax rate	(34,763)	25%
Tax effects of:
Different tax jurisdictions
US
Change in valuation allowance	11,172	(8.0)%
Others	1,701	(1.2)%
Other tax jurisdictions	(546)	0.4%
Preferential tax rate difference	1,069	(0.8)%
Super Deduction for research and development expenses	(1,960)	1.4%
Non-deductible expenses and non-taxable income
Share-based compensation expenses	13,454	(9.7)%
Others	2,743	(2.0)%
Change in valuation allowance	7,819	(5.6)%
Total income tax expense	689	(0.5)%

	Year ended December 31,
	2023	2024
	RMB	RMB
	(in thousands)

Loss before income tax	(304,705)	(267,030)
PRC Statutory income tax rate 25%	(76,176)	(66,758)
Effect of different tax rate of different jurisdictions	(1,930)	5,179
Effect of preferential tax rates	3,427	2,038
Effect of Super Deduction for research and development expenses	(2,285)	(1,764)
Non-deductible expenses and non-taxable income	28,385	31,087
Change in valuation allowance	48,774	31,231
Total income tax expense	195	1,013

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.  Income tax (continued)

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

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in thousands)

Deferred tax assets:
Net operating losses carried forward	551,813	558,265	578,747
Accruals and others	23,606	48,385	45,847
Less: valuation allowance	(575,419)	(606,650)	(624,594)
Net deferred tax assets	—	—	—

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in thousands)

Balance at the beginning of the year	526,645	575,419	606,650
Additions	49,008	36,724	22,543
Loss utilized	(234)	(5,493)	(4,599)
Balance at the end of the year	575,419	606,650	624,594

As of December 31, 2025, the Group had deductible tax losses carry forwards of approximately RMB2,192,414 thousand which will expire during the period from 2030 to 2035.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.  Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2023, 2024 and 2025 as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in thousands, except for share and per share data)

Numerator:
Net loss attributable to ordinary shareholders - basic and diluted	(964,384)	(268,043)	(139,742)
Denominator:
Weighted-average ordinary shares outstanding - basic and diluted
-Basic	1,528,540,765	5,736,262,553	5,686,064,402
-Diluted	1,528,540,765	5,736,262,553	5,686,064,402
Net loss per share attributable to ordinary shareholders:
-Basic	(0.63)	(0.05)	(0.02)
-Diluted	(0.63)	(0.05)	(0.02)

For the years ended December 31, 2023, 2024 and 2025, the Group had potential ordinary shares, including share options granted. As the Group incurred losses for the years ended December 31, 2023, 2024 and 2025, these potential ordinary shares were antidilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of share options excluded from the calculation of diluted net loss per share of the Company were 76,965,197, 123,711,905 and 147,440,685 for the years ended December 31, 2023, 2024 and 2025, respectively.

17.  Ordinary shares

ZKH Group Limited was incorporated under the laws of the Cayman Islands on April 26, 2021. The Company authorized 500,000,000,000 ordinary shares with par value of US$0.0000001 per shares, among which 5,658,952,794 and 5,682,357,714 shares were issued and 5,601,860,619 and 5,563,528,436 shares were outstanding as of December 31, 2024 and 2025, respectively.

On December 15, 2023, the Company completed its IPO and issued a total of 4,000,000 ADSs, with one ADSs representing thirty-five Class A ordinary shares of the Company with par value of US$0.0000001 per share. The Company received a total of approximately US$62,000 thousand of net proceeds after deducting the underwriter commissions. On January 16, 2024, the Company further issued a total of 455,000 ADSs, with one ADSs representing thirty-five Class A ordinary shares of the Company with par value of US$0.0000001 per share, for the Overallotment. The Company received a total of approximately US$6,559 thousand of net proceeds after deducting the underwriter commissions.

In June 2024, the board of directors of the Company authorized a share repurchase program under which the Company may repurchase up to US$50 million of its American Depositary Shares over the next 12 months, ending on June 13, 2025. In June 2025, the board of directors of the Company authorized a new share repurchase program under which the Company may repurchase up to US$50 million worth of its shares (including American Depositary Shares) over the next 12 months, ending on June 13, 2026. During the years ended 31 December 2024 and 2025,1,631,205 and 3,395,122 ADSs were purchased at an aggregate consideration of approximately RMB40,758 and RMB81,759 thousand under share repurchase program.

The number of outstanding shares as of December 31, 2024 has been revised from the previously reported 5,658,952,794 to 5,601,860,619. This is a disclosure-only revision with no material impact on the previously issued financial statements.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.  Ordinary shares with preference rights

Series Seed Preferred Shares

On December 22, 2015, the Group issued 111,110,000 Series Seed Preferred Shares in exchange for an aggregate cash consideration of RMB20,000,000 or RMB0.18 per share. 53,568,200 Series Seed Preferred Shares were re-designated to Series C2 Preferred Shares, which were then transferred to certain new investor for a total consideration of RMB50,000,000, and the rest of the Series Seed Preferred Shares were automatically converted into Class A Ordinary Shares on a one-for-one basis immediately prior to the completion of IPO on December 16, 2023.

The key terms of the Series Seed are summarized as follows.

Dividends rights

Each Preferred Shareholder and ordinary shareholder shall be entitled to receive dividends for each share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefor pari passu with each other on a pro rata basis. Such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be non-cumulative. No dividends on preferred shares and ordinary shares have been declared since the issuance date.

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

Redemption feature

The Founder shall redeem, all of the outstanding Series Seed Preferred Shares held by the requesting holder upon the written request of such holder, at any time after the earliest to occur of: (1) The Group fails to complete a Qualified IPO or a Qualified Buyout on or prior to December 31, 2025; (2) The Founder no longer devotes his full time and energy into the Group Companies; (3) The Group becomes bankrupt, is liquidated or in custody; (4) Material changes occur to the core business or the controlling shareholder of the Group Companies; (5) Without the approval of the Board of Directors of the Group Company, the Founder engages in any Related-party Transaction outside the ordinary course of business, and such Related-party Transaction would cause material adverse impact upon the benefits and interests of the Series Seed Investors; or the Founder seriously violates any laws or regulations; (6) The Founder pledges all or any of its Equity Securities of the Group Companies, and the pledgee enforces such pledge over all or any of the Equity Securities held by the Founder in the Group Companies.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Dividends rights

Each Preferred Shareholder and ordinary shareholder shall be entitled to receive dividends for each share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefor pari passu with each other on a pro rata basis. Such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be non-cumulative. No dividends on preferred shares and ordinary shares have been declared since the issuance date.

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

On November 17, 2023, the Company entered into an amendment agreement with shareholders of Preferred Shares, pursuant to which the conversion ratio of Series F Preferred Shares was changed from 1:1 to 1:1.3169 and the qualified IPO share price as stipulated in the definition of “Qualified IPO” was adjusted down (“the Series F Amendments”). The above amendments does not impact the redemption rights of the Series F Preferred Shares and the Series F Preferred Shares post-amendment continued to be accounted for as mezzanine equity until conversion.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.  Convertible redeemable preferred shares (continued)

Redemption feature

The Group shall redeem, all of the outstanding preferred shares held by the requesting holder upon the written request of such holder, at any time after the earliest to occur of: (1) the Group fails to complete a Qualified IPO or a Qualified Buyout on or prior to December 31, 2025; (2) The Founder directly or indirectly disposes of in any manner (including, without limitation, transfer, gift, pledge, put in trust or custody) the shares of the Group directly held or indirectly controlled by it; (3) The Founder no longer devotes his full time and energy to the Group, or there is any change to the Founder of the Group (unless such change occurs due to the execution of the act-in-concert agreement for the IPO need); (4) The Group is in custody, becomes bankrupt or is liquidated; (5) Any material change occurs to the management personnel or the Principal Business of the Group; (6) a breach by any of the Group or the Founder, where applicable, of its obligations that will have a material adverse effect to the Group; (7) Without the approval by the Board of the Group, the Group enters into a Related-party Transaction with its Affiliate outside the ordinary course of business of the Group, or the Group provides guarantee for any Person other than the Subsidiaries indicated in the consolidated financial statements of the Group, and such Related-party Transaction or guarantee causes material adverse effect upon the benefits and interests of the requesting holder;

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

Upon redemption event, Series F Preferred Shares shall rank senior to Series E Preferred Shares. Series E Preferred Shares shall rank senior to Series D1 and Series D2 Preferred Shares. Series D1 and Series D2 Preferred Shares (the redemption of the Series D2 Preferred Shares shall rank pari passu with the redemption of Series D1 Preferred Shares) shall rank senior to Series C1 Preferred Shares. Series C1 Preferred Shares shall rank pari passu with the redemption of Series C2, Series B, Series B+, Series A+ and Series A Preferred Shares.

Liquidation preferences

In the event of any liquidation, dissolution or winding up of the Group, or any Deemed Liquidation Event, distributions to the Shareholders shall be made in the following manner, after satisfaction of all creditors’ claims and claims that may be mandated by law:

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.  Convertible redeemable preferred shares (continued)

Voting rights (continued)

The Group’s preferred shares activities for the year ended December 31, 2023 are summarized below:

	SeriesA		SeriesA+		SeriesB		SeriesB+		SeriesC1		SeriesC2		SeriesD1		SeriesD2		SeriesE		SeriesF		Total
	Number of		Number of		Number of		Number of		Number of		Number of		Number of		Number of		Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount
		RMB		RMB		RMB		RMB		RMB		RMB		RMB		RMB		RMB		RMB		RMB
	(in thousands, except for shares)

Balance as of January 1, 2023	58,480,000	26,934	84,480,000	40,608	734,209,000	389,960	277,730,000	240,033	604,820,600	769,548	372,859,000	458,503	705,523,600	1,219,370	105,302,000	179,429	803,222,500	2,226,911	392,013,413	1,631,477	4,138,640,113	7,182,773
Accretion on Preferred Shares to redemption value	—	223	—	691	—	8,444	—	11,578	—	60,431	—	29,188	—	120,500	—	17,339	—	224,990	—	186,686	—	660,070
Amendment of series F convertible redeemable preferred share	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(272,426)	—	(272,426)
Automatic conversion of preferred shares into ordinary shares upon IPO	(58,480,000)	(27,157)	(84,480,000)	(41,299)	(734,209,000)	(398,404)	(277,730,000)	(251,611)	(604,820,600)	(829,979)	(372,859,000)	(487,691)	(705,523,600)	(1,339,870)	(105,302,000)	(196,768)	(803,222,500)	(2,451,901)	(392,013,413)	(1,545,737)	(4,138,640,113)	(7,570,417)
Balance as of December 31, 2023	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Upon the completion of the IPO in December 2023, all the outstanding Preferred Shares were converted into Ordinary Shares.

No mezzanine equity was recognized as of December 31, 2024 and 2025.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. Convertible redeemable preferred shares (continued)

Accounting for preferred shares

The Group classified the preferred shares in the mezzanine equity of the consolidated balance sheets as they were contingently redeemable at the options of the holders. The Group recorded accretion on the preferred shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion calculated using the effective interest method, was recorded against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit. The accretion of preferred shares was RMB660,070 thousand, nil and nil thousand for the years ended December 31, 2023, 2024 and 2025, respectively. Each issuance of the preferred shares was recognized at the respective issue price at the date of issuance net of issuance costs. The issuance costs for preferred shares was nil, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The Group has granted nil, 6,635,508 and nil share options with service condition only to certain employees in 2023, 2024 and 2025, respectively. Share options granted are subject to a four-year or two-year vesting schedule. Depending on the nature and the purpose of the grant, share options generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% or 50% every year thereafter.

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

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.  Share-based compensation (continued)

Share options with employee termination compensation (continued)

A summary of the changes in the share options relating to ordinary shares granted by the Group for the years ended December 31, 2023, 2024 and 2025 is as follows:

		Weighted-average	Weighted-average
	Options granted	exercise	grant date fair
	Share Number	price (US$)	value (US$)

Outstanding as of January 1, 2023	182,748,565	0.0306	0.1245
Granted	80,907,443	0.1306	0.3169
Cancelled/Forfeited	(14,700,489)	0.0579	0.1580
Outstanding as of December 31, 2023	248,955,519	0.0615	0.1851
Granted	6,635,508	0.0589	0.4133
Cancelled/Forfeited	(7,204,505)	0.1898	0.2080
Exercised	(21,537,574)	0.0068	0.1180
Outstanding as of December 31, 2024	226,848,948	0.0632	0.2086
Granted	—	—	—
Cancelled/Forfeited	(13,893,270)	0.1086	0.2260
Exercised	(23,404,920)	0.0190	0.1369
Outstanding as of December 31, 2025	189,550,758	0.0677	0.2331

The following table summarizes information regarding the share options outstanding as of December 31, 2024 and 2025:

	As of December 31, 2024
			Weighted-average
			remaining
		Weighted-average	exercise
	Options	exercise price	contractual	Aggregate
	number	per option	life (years)	intrinsic value
		US$		US$ in thousands

Options outstanding	226,848,948	0.06	6.94	8,579
Exercisable	147,920,268	0.03	6.17	9,725
Expected to vest	78,928,680	0.11	8.39	(1,146)

	As of December 31, 2025
			Weighted-average
			remaining
		Weighted-average	exercise
	Options	exercise price	contractual	Aggregate
	number	per option	life (years)	intrinsic value
		US$		US$ in thousands

Options outstanding	189,550,758	0.07	6.07	7,413
Exercisable	147,862,725	0.05	5.67	7,659
Expected to vest	41,688,033	0.11	7.48	(246)

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.  Share-based compensation (continued)

Share options with employee termination compensation (continued)

The Group uses the Binomial option pricing model to estimate the fair value of share options. The assumptions used to value the fair value of each option granted under the Group’s Share Incentive Plan during 2023 and 2024 are as follow:

	Year ended December 31,
	2023	2024
	RMB	RMB

Exercise price	RMB0.00-1.80	RMB0.00-1.80
	(US$0.00-0.25)	(US$0.00-0.25)
Fair value of the ordinary shares on the date of option grant	RMB2.04-3.10	RMB1.93-3.44
	(US$0.30-0.43)	(US$0.27-0.48)
Risk-free interest rate	2.64%-3.84%	2.51%
Contractual life	10 years	10 years
Expected forfeiture rate (post-vesting)	16%	16%
Exercise multiples	2.8	2.8
Expected dividend yield	—	—
Expected volatility	30.09%-30.41%	30.00%

(i)Risk-free interest rate is based on the yields of Chinese Mainland Government Bonds with maturities similar to the expected life of the share options in effect at the time of grant.
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

As of December 31, 2024 and 2025, there were RMB55,782 thousand and RMB15,010 thousand unrecognized compensation expenses related to the share options granted, which is expected to be recognized over a weighted-average period of 2.89 and 1.85 years, respectively.

RSUs

From January 2025 to July 2025, the Group granted 51,920,610 restricted stock units (RSUs) to certain employees, subject to service conditions only. These RSUs shall vest over a four-year period, either with 25% of the RSUs vesting on each anniversary of the grant date, or with 50% vesting on the second anniversary and 25% vesting on each of the third and fourth anniversaries of the grant date.

In addition, the Group granted 8,032,500 RSUs to certain employees, subject to both service conditions and performance conditions. Vesting of this portion of RSUs is contingent upon the achievement of performance targets over a three-year period, and the Company is of the opinion that such performance targets are expected to be met.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.  Share-based compensation (continued)

RSUs (continued)

A summary of the changes in the restricted stock units relating to ordinary shares granted by the Group for the years ended December 31, 2025 is as follows:

		Weighted-average
	RSUs granted	grant date
	Share Number	fair value (US$)

Outstanding as of January 1, 2025	—	—
Granted	59,953,110	0.1045
Cancelled/Forfeited	(10,137,750)	0.1049
Outstanding as of December 31, 2025	49,815,360	0.1045

As of December 31, 2025, unrecognized compensation expense related to the granted RSUs amounted to RMB20,681 thousand, which is expected to be recognized over a weighted-average period of 2.89 years.

Share-based compensation was recognized in operating expenses for the years ended December 31, 2023, 2024 and 2025 as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in thousands)

Fulfillment	195	811	672
Sales and marketing	4,682	11,055	8,294
Research and development	3,070	4,615	4,283
General and administrative	9,446	92,035	40,568
Total share-based compensation expenses	17,393	108,516	53,817

21.  Related party transactions

For the years ended December 31, 2023, 2024 and 2025, the Group had no material related party transactions and no material related party balance as of December 31, 2024 and 2025.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.  Commitments and contingencies

Capital commitments

Capital expenditures contracted for are analysed as follows:

	As of December 31,
	2024	2025
	RMB	RMB
	(in thousands)

Contracted but not provided for:
A factory construction project	166,333	156,850
Construction commitments	17,564	4,251
Assets under construction	45	326
Total	183,942	161,427

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

As a result of these restrictions under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The restricted portion amounted to RMB 1,200,367 thousand as of December 31, 2025.

The Company performed a test on the restricted net assets of its subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company for the years ended December 31, 2023, 2024 and 2025.

For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheet of the Company as “Investment in subsidiaries” and the loss of the subsidiaries is presented as “share of loss from subsidiaries”. The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company. The Company did not have significant capital and other commitments or guarantees as of December 31, 2024 and 2025.

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.  Statutory reserves, restricted net assets and parent company only condensed financial information (continued)

Condensed balance sheet of the parent company

	As of December 31,
	2024	2025
	RMB	RMB
	(in thousands)

Assets
Cash and cash equivalents	6,320	4,408
Prepayments and other current assets	92,253	90,292
Total current assets	98,573	94,700
Investment in subsidiaries	3,088,781	2,940,145
Total non-current assets	3,088,781	2,940,145
Total assets	3,187,354	3,034,845
Liabilities
Accrued expenses and other current liabilities	69,807	71,373
Total current liabilities	69,807	71,373
Total non-current liabilities	19,056	22,139
Total liabilities	88,863	93,512
ZKH Group Limited shareholders’ Equity:
Ordinary shares	4	4
Additional paid-in capital	8,305,304	8,370,941
Statutory reserves	6,303	6,566
Accumulated other comprehensive income/(loss)	4,764	(37,288)
Accumulated deficit	(5,177,126)	(5,317,131)
Treasury stock	(40,758)	(81,759)
Total ZKH Group Limited shareholders’ equity	3,098,491	2,941,333
Total liabilities and shareholders’ equity	3,187,354	3,034,845

ZKH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.  Statutory reserves, restricted net assets and parent company only condensed financial information (continued)

Condensed statement of comprehensive loss

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in thousands)

General and administrative	(8,586)	(32,357)	(12,600)
Share of loss from subsidiaries	(297,229)	(238,597)	(133,589)
Others, net	1,501	2,911	6,447
Net loss attributable to ZKH Group Limited	(304,314)	(268,043)	(139,742)
Accretion on preferred shares to redemption value	(660,070)	—	—
Net loss attributable to ZKH Group Limited’s ordinary shareholders	(964,384)	(268,043)	(139,742)
Net loss attributable to ZKH Group Limited	(304,314)	(268,043)	(139,742)
Other comprehensive loss:
Foreign currency translation adjustments	26,756	29,918	(42,052)
Total comprehensive loss	(277,558)	(238,125)	(181,794)
Accretion on Preferred Shares to redemption value	(660,070)	—	—
Total comprehensive loss attributable to ZKH Group Limited’s ordinary shareholders	(937,628)	(238,125)	(181,794)

Condensed statement of cash flows

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in thousands)

Net cash (used in)/provided by operating activities	(77)	13,827	(194)
Net cash (used in)/provided by investing activities	(402,789)	(12,113)	36,422
Net cash provided by/(used in) financing activities	407,581	2,153	(38,028)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(2,950)	72	(112)
Increase in cash, cash equivalents, and restricted cash	1,765	3,939	(1,912)
Cash, cash equivalents, and restricted cash at beginning of year	616	2,381	6,320
Cash, cash equivalents, and restricted cash at end of year	2,381	6,320	4,408